As confidentially submitted to the U.S. Securities and Exchange Commission on October 25, 2021 pursuant to the Jumpstart Our Business Startups Act of 2012, as Amendment No. 3 to the draft registration statement. This Amendment No. 3 to the draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-1

REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

LEGACY EDUCATION INC.

(Exact Name of Registrant as Specified in its Charter)

Nevada	8200	84-5167957
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

701 W Avenue K, Suite 123

Lancaster, CA 93534

(661) 940-9300

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

LeeAnn Rohmann
Chief Executive Officer

Legacy Education Inc.
701 W Avenue K, Suite 123

Lancaster, CA 93534

(661) 940-9300

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Richard Friedman, Esq. Nazia J. Khan, Esq. Sheppard, Mullin, Richter & Hampton LLP 30 Rockefeller Plaza New York, NY 10112 Tel.: (212) 634-3031	Jonathan R. Zimmerman Jeffrey A. Sherman Faegre Drinker Biddle & Reath LLP 2200 Wells Fargo Center 90 S. Seventh Street Minneapolis, MN 55402 Tel.: (612) 766-7000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date hereof.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: [  ]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [  ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earliest effective registration statement for the same offering. [  ]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earliest effective registration statement for the same offering. [  ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer [ ]	Accelerated filer [ ]
Non-accelerated filer [X]	Smaller reporting company [X]
Emerging growth company [X]

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided to Section 7(a)(2)(B) of the Securities Act. [  ]

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Common Stock, $0.001 par value per share	$	$

(1)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended.
(2)	Includes initial public offering price of shares that the underwriters have the option to purchase to cover over-allotments, if any.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION	DATED OCTOBER 25, 2021

                        Shares

Common Stock

We are offering              shares of our common stock. This is our initial public offering and no public market currently exists for our common stock. The initial public offering price of our common stock is expected to be between $             and $             per share. We have applied to list our common stock on the NYSE American under the symbol “LGCY.” We are an “emerging growth company” as the term is used in the Jumpstart Our Business Startups Act of 2012 and, as such, have elected to comply with certain reduced public company reporting requirements for this prospectus and future filings.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 12 of this prospectus for a discussion of the risks that you should consider in connection with an investment in our securities.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds to Legacy Education Inc., before expenses	$	$

(1)	See “Underwriting” beginning on page 125 of this prospectus for additional information regarding total underwriting discounts, commissions and expenses.

We have granted an option to the representative of the underwriters to purchase up to an additional               shares of common stock to cover allotments, if any. The underwriters may exercise this option at any time during the 30-day period from the date of this prospectus.

Delivery of the shares will be made on or about                         , 2021, subject to customary closing conditions.

Northland Capital Markets

The date of this prospectus is        , 2021.

i

ABOUT THIS PROSPECTUS

In this prospectus, unless the context suggests otherwise, references to ‘‘Legacy Education Inc.,’’ ‘‘Legacy,’’ the ‘‘Company,’’ ‘‘we,’’ ‘‘us,’’ and ‘‘our’’ refer to Legacy Education Inc. and its predecessor, Legacy Education, L.L.C.

Neither we, nor any of our officers, directors, agents or representatives or underwriters, make any representation to you about the legality of an investment in our common stock. You should not interpret the contents of this prospectus or any free writing prospectus to be legal, business, investment or tax advice. You should consult with your own advisors for that type of advice and consult with them about the legal, tax, business, financial and other issues that you should consider before investing in our common stock.

You should rely only on the information contained in this prospectus or in any amended prospectus that we may authorize to be delivered or made available to you. We and the underwriters have not authorized anyone to provide you with different information.

The information in this prospectus is accurate only as of the date hereof, regardless of the time of its delivery or any sale of shares of our common stock.

We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where such offers and sales are permitted. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of our common stock and the distribution of the prospectus outside the United States. See “Underwriting.”

All trademarks, trade names and service marks appearing in this prospectus are the property of their respective owners. Solely for convenience, the trademarks and trade names in this prospectus are referred to without the ® and TM symbols, but such references should not be construed as any indicator that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto.

PROSPECTUS SUMMARY

This summary highlights certain information appearing elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our shares of common stock. You should read this entire prospectus carefully, especially the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of this prospectus before making an investment decision.

Overview

The Company owns and operates the following career institutions that focus on real-life training by utilizing educational practices in different job markets: High Desert Medical College (“HDMC”), Central Coast College (“CCC”), and Integrity College of Health (“Integrity”).

HDMC has three campuses located in Lancaster, California, Bakersfield, California and Temecula, California. HDMC offers the following certificate programs: ultrasound technician (“UT”), vocational nursing (“VN”), pharmacy technician, dental assisting, clinical medical assisting and medical administrative assisting programs (including medical billing and coding programs), veterinary assistant, UT Associate of Applied Science degree, and phlebotomy technician avocational course. We acquired HDMC in July 2010. HDMC is accredited by the Accrediting Council for Continuing Education and Training (“ACCET”). Additionally, the licensed VN program at HDMC is approved by the State of California Board of Vocational Nursing and Psychiatric Technicians (“BVNPT”).

CCC has one campus located in Salinas, California. CCC offers healthcare career training programs (including medical assisting, medical administrative assistant, nursing assistant, phlebotomy technician and veterinary assistant) and business career training programs (computer specialist, accounting and business administrative specialist). We acquired CCC in January 2019. CCC is accredited by ACCET. Additionally, the veterinary technology program at CCC is an Associate of Applied Science degree offering and has been awarded initial accreditation by the Council on Veterinary Technical Education and Activities of the American Veterinary Medical Association.

Integrity has one campus located in Pasadena, California. Integrity offers VN and medical assisting programs, as well as an emergency medical technician (“EMT”) recertification course. It has been approved for Registered Nurse to Bachelor of Science in Nursing UT medical billing and coding. On December 31, 2019, we entered into a Membership Interest Purchase Agreement with the sole member of Integrity pursuant to which we purchased from the sole member of Integrity, 24.5% of her interest and obtained an exclusive option to acquire her remaining membership interest upon payment of $100, which was exercised on September 15, 2020. For purposes of our financial statements, the acquisition of Integrity is deemed to have been effective as of December 31, 2019. Integrity is accredited by the Accrediting Bureau of Health Education Schools (“ABHES”). Additionally, the licensed VN program at Integrity is approved by the BVNPT.

The institutions offer programs in career paths such as healthcare, veterinary, medical information technology, business management, and green technology. The Company’s financial statements include accounts of Legacy Education, L.L.C. d/b/a High Desert Medical College and its wholly owned subsidiary, Legacy Education Monterey LLC (“Monterey”) d/b/a Central Coast College and its wholly owned subsidiary, Advanced Health Services, LLC d/b/a Integrity College of Health.

Our Institutions

We are a provider of post-secondary education services through our nationally accredited academic institutions: HDMC, CCC, and Integrity. HDMC was established in California in 2002 and has three campuses in California: Lancaster, Bakersfield, and Temecula. CCC was established in 1983 and has one campus in Salinas, California. Integrity was established in 2007 and has one campus in Pasadena, California.

Our Market Opportunity

We believe that the community college system in California, where we currently operate, is broken. The California community college system is currently plagued by poor completion rates, uncertain career pathways and corresponding poor job placement rates. Students wanting in-demand skills are too often forced to choose between expensive four-year programs with course requirements unrelated to their interests and community colleges that lack clear mission and ability to deliver job placement.

We combat these industry trends with our focused, high-quality programs on strategically located campuses. Our campuses are located near hospitals and clinics to allow easy access for externships and full-time employment opportunities.

Our target demographic is early to mid-20-year-olds with a desire to better their economic situation by choosing a program with strong job opportunities. Students are targeted within a 25-mile radius of each campus. Our current campus geographic footprint is concentrated within Southern to Central California, home to approximately 24 million people, including an aging population who will depend on the skills of healthcare professionals. According to the Bureau of Labor Statistics, employment in the healthcare industry is projected to grow 16% from 2020 to 2030 resulting in over 2.6 million new jobs.

Our Competitive Strengths

Curriculum and Authentic Assessment. Across our portfolio, we continue to refine and implement best practices for teaching and learning models and focus on learner success to improve completion rates and align the curriculum to employers’ needs to drive career success. Our goal is to further strengthen our position as a recognized leader in high quality learning.

Graduate Success. We look for opportunities to improve our student’s educational experience and increase the likelihood of students successfully completing their programs. We maintain a comprehensive focus on improving early cohort persistence, a personalized on-boarding experience for new learners, simplified administrative interactions, and continuous improvements in the quality and frequency of interaction between our learners and our faculty.

Relationship-Based Marketing. We focus on building our brands and establishing our differentiation as a provider of high quality and professionally aligned educational offerings, as an innovative and leading provider of job-ready skills. We continue to expand on this differentiation through a variety of initiatives, including creating brand recognition, optimizing marketing efforts, interacting with prospective students earlier in the decision process and expanding strategic employer relationships. Our marketing strategy is designed to attain greater strategic control over our new enrollment growth and strengthen engagement with prospective as well and current students and graduates, who can act as advocates for our institutions.

Innovation and Diversification. We seek to expand the addressable market by investing in innovation, student success, academic infrastructure, and new business models. We also seek to drive growth through a multifaceted strategy of enhancing existing program offerings and developing new and innovative programs.

Our Growth Strategy

Our strategy is to continue to invest in our key strengths:

●	Invest in new and existing programs

●	Launch new program offerings, including online offerings

●	Launch new brand campuses in California and beyond

●	Acquire new institutions (new locations, new programs) to increase national footprint

●	Focus on student success (graduation rates and student retention while maintaining high standards of academic quality delivered at an affordable value to students)

●	Expand and optimize the relationship-based marketing efforts

Asher Acquisition

On August 13, 2021, we entered into an agreement and plan of merger (the “Merger Agreement”) with Legacy Education Elevation, L.L.C., a California limited liability company and our wholly owned subsidiary, MDDV, Inc., a California corporation, DVMD LLC, a Colorado limited liability company, and David G. Vice and Amelie V. Rider, the sole shareholders of MDDV, Inc. (the “Shareholders”) pursuant to which MDDV, Inc. will be merged with and into Legacy Education Elevation, L.L.C. with Legacy Education Elevation, L.L.C. surviving the merger (the “Merger”). The closing of the Merger is subject to the receipt of regulatory approvals and the satisfaction of other closing conditions. See “Business – Asher Acquisition.”

MDDV, Inc. (d/b/a Asher College) was established in the state of California in 1998 and has a main campus in Sacramento, California and campuses in Las Vegas, Nevada and Dallas, Texas. Asher College offers programs in medical billing and coding, health information specialist, medical administrative specialist, pharmacy technician, computer and network technician, tech support specialist, IT network engineer, IT server administrator, PC technician, business administration, office accounting, and office administrator. As of September 30, 2021, Asher College had 725 students enrolled in its programs. Asher is accredited by ACCET.

In March 2019, Asher College formed DVMD LLC, and on June 1, 2019, DVMD LLC acquired a 51% interest in Technical Trades Institute, Inc. d/b/a IntelliTec College (“IntelliTec” and together with Asher College, “Asher”). Pursuant to the terms of the Merger Agreement, simultaneously with the closing of the Merger and pursuant to a membership purchase agreement to be entered into by and between Legacy Education Elevation, L.L.C., as the surviving entity in the Merger, and the Shareholders, the Shareholders shall sell 49% of the interests in IntelliTec, to Legacy Education Elevation, L.L.C., which sale is a condition to the closing of the Merger.

IntelliTec consists of two institutions with main campuses in Colorado Springs, Colorado and Grand Junction, Colorado and eleven campuses located in Colorado Springs, Colorado, Pueblo, Colorado, and Albuquerque, New Mexico. IntelliTec offers programs in nursing assistant, vocational nursing, dental assisting, automotive technician, refrigeration and HVAC, computer systems technician, cosmetology, and massage therapy. As of September 30, 2021, IntelliTec had 1,398 students enrolled in its programs. IntelliTec is accredited by ACCSC.

As of September 30, 2021, Asher had approximately 88 full-time faculty as well as approximately 54 part-time faculty.

Pre-IPO Reorganization Transaction

Legacy Education, L.L.C. was formed on October 19, 2009 in the state of California as a limited liability company. Legacy Education Inc. was formed on March 18, 2020. Legacy Education Inc. then formed Legacy Education Merger Sub, LLC, a California limited liability company and wholly owned subsidiary of Legacy Education Inc. (“Merger Sub”). Pursuant to an Agreement and Plan of Merger and Reorganization, dated September 1, 2021, effective as of September 3, 2021 (the “Effective Date”), Merger Sub merged with and into Legacy Education, L.L.C., with Legacy Education, L.L.C. surviving the merger and becoming a wholly owned subsidiary of Legacy Education Inc. (the “Reorganization Merger”). On the Effective Date, in exchange for each Class A Unit owned in Legacy Education, L.L.C., the members of Legacy Education, L.L.C. received one share of common stock in Legacy Education Inc. The members immediately prior to the Reorganization Merger became the 100% owners of Legacy Education Inc. immediately following the Reorganization Merger. The foregoing transaction is hereinafter referred to as the “Reorganization.”

Risk Factors Summary

An investment in our common shares involves a high degree of risk. You should carefully consider the risks summarized below. The risks are discussed more fully in the “Risk Factors” section of this prospectus immediately following this prospectus summary. These risks include, but are not limited to, the following:

●	If our institutions fail to comply with the extensive regulatory requirements applicable to our business, we could incur financial penalties, restrictions on our operations, loss of federal and state financial aid funding for our students, loss of accreditation, or loss of our authorization to operate our institutions.

●	If one or more of our institutions fails to maintain institutional accreditation, or if certain of our programs cannot obtain or maintain programmatic accreditation, our student enrollments would diminish, and our business would suffer.

●	Congress may revise the laws governing programs authorized by Title IV of the Higher Education Act of 1965, as amended, or reduce funding for programs which could reduce our enrollment and revenue and increase costs of operations.

●	Additional Department of Education or other rulemaking could materially and adversely affect our operations, business, results of operations, financial condition and cash flows.

●	Recently adopted or modified “borrower defense to repayment” regulations may subject us to significant repayment liability to Department of Education for discharged federal student loans, posting of substantial letters of credit and other requirements that could have a material adverse effect on us.

●	Our institutions could lose their eligibility to participate in federal student financial aid programs.

●	If our students’ access to financial aid from state sources, from federal sources other than the programs authorized by Title IV of the Higher Education Act of 1965, as amended, or from alternative loan programs is lost or reduced, it could impact our results of operations.

●	Our financial performance depends on the level of student enrollment in our institutions.

●	We have experienced operating losses in the past.

●	We compete with a variety of educational institutions and if we are unable to compete effectively, our total student enrollment and revenue could be adversely impacted.

●	Integrating Asher’s business with our business may be more difficult, costly, or time-consuming than expected, and we may not realize the expected benefits of our acquisition of Asher, which may adversely affect our business, financial condition, and results of operations.

●	We have incurred, and will continue to incur, significant transaction costs and integration costs in connection with our acquisition of Asher and there is no guarantee that we will be able to complete our acquisition of Asher.

●	Our business is subject to fluctuations caused by seasonality or other factors beyond our control, which may cause our operating results to fluctuate from quarter to quarter.

●	We rely on proprietary rights and intellectual property in conducting our business, which may not be adequately protected under current laws, and we may encounter disputes from time to time relating to our use of intellectual property of third parties.

●	An active trading market for our common stock may not develop, and you may not be able to sell your common stock at or above the initial public offering price.

●	Our stock price may be volatile, and you could lose all or part of your investment.

●	Because of their significant stock ownership, our executive officers, directors, and principal stockholders will be able to exert control over us and our significant corporate decisions.

●	We do not intend to pay cash dividends.

●	The COVID-19 pandemic could have a material adverse impact on our business, results of operations, financial condition and/or cash flows. The extent to which COVID-19 effects our business will depend on future developments, which are highly uncertain and largely beyond our control.

The Offering

Issuer:	Legacy Education Inc.

Common stock offered by us	shares of common stock, $0.001 par value per share.

Common stock outstanding before this offering	shares.

Over-allotment option	The underwriters have an option for a period of 30 days to acquire up to an additional shares of common stock from us at the public offering price, less the underwriting discount, solely for the purpose of covering over-allotments, if any.

Shares of common stock to be outstanding after this offering	shares.

Use of proceeds	We estimate that we will receive net proceeds of approximately $ million from our sale of common stock in this offering, or approximately $ million if the underwriters exercise their over-allotment option in full, assuming an initial public offering price of $ per share (the midpoint of the price range set forth on the cover page of this prospectus). We intend to use the net proceeds from this offering for investments at our facilities, the development of new programs and for working capital and general corporate purposes. We may use a portion of the proceeds to us for acquisitions of complementary businesses, technologies, or other assets; however, we have no commitments to use the proceeds from this offering for any such acquisitions or investments at this time. See “Use of Proceeds” for a more complete description of the intended use of proceeds from this offering.

Risk factors	You should read the “Risk Factors” section starting on page 12, in addition to other information in this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.

Proposed NYSE American symbol	“LGCY”

The number of shares of common stock to be outstanding after this offering is based on 18,449,487 shares of common stock issued and outstanding as of September 30, 2021, and excludes the following:

●	2,000,000 shares of common stock reserved for future issuance under our 2021 Equity Incentive Plan;

●	349,382 shares of common stock underlying outstanding warrants at a weighted average exercise price of $0.151 per share; and

●	1,005,833 shares of common stock underlying outstanding stock options at a weighted average exercise price of $0.67 per share.

Except as otherwise indicated herein, all information in this prospectus assumes the following:

●	No exercise of the underwriters’ option to purchase up to an additional shares of common stock to cover allotments, if any.

●	a reverse split of our common stock effected on , 2021, pursuant to which (i) every shares of outstanding common stock was decreased to one share of common stock, (ii) the number of shares of common stock for which each outstanding option and warrant to purchase common stock is exercisable was proportionally decreased on a 1-for- basis and (iii) the exercise price of each outstanding option and warrant to purchase common stock was proportionately increased on a 1-for- basis.

Summary Financial Data

The following tables summarize our consolidated financial data. We have derived the summary consolidated statement of operations data for the year ended June 30, 2021 and 2020 as well as our balance sheet data as of June 30, 2021 from our audited consolidated financial statements included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected in the future. The following summary financial data should be read in conjunction with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited consolidated financial statements and related notes included elsewhere in this prospectus.

Consolidated Statement of Operations Data:

	Years Ended June 30,
	2021	2020
Revenue	$23,562,737	$16,427,551
Operating Income/(Loss)	$4,691,630	$(2,381,669)
Net Income/(Loss)	$3,248,600	$(687,644)
Pro forma basic net income (loss) per share	$0.19	$(0.05)
Pro forma diluted net income (loss) per share	$0.17	$(0.05)
Pro forma basic weighted average shares outstanding	17,452,247	15,066,771
Pro forma diluted weighted average shares outstanding	18,807,462	15,066,771

Consolidated Balance Sheet Data:

	As of June 30, 2021
	Actual	As Adjusted(1)
Cash and cash equivalents	$7,845,421
Working capital (deficit)	$7,377,498
Total assets	$17,949,983
Total current liabilities	$6,229,304
Total stockholders’ equity	$10,999,197

(1)	As adjusted balance sheet data reflects our sale of shares of common stock in this offering at an assumed initial public offering price of $ per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. As adjusted balance sheet data is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing. Each $1.00 increase or decrease in the assumed initial public offering price of $ per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease as adjusted cash, total assets and total stockholders’ deficit by approximately $ million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. A 1,000,000 share increase or decrease in the number of shares offered by us would increase or decrease as adjusted cash, total assets and total stockholders’ deficit by approximately $ million, assuming that the assumed initial price to public remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. These unaudited adjustments are based upon available information and certain assumptions we believe are reasonable under the circumstances.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Legacy Education Inc. and Asher Merger

On August 13, 2021, we entered into the Merger Agreement with Legacy Education Elevation, L.L.C., a California limited liability company and our wholly owned subsidiary, MDDV, Inc., a California corporation, DVMD LLC, a Colorado limited liability company, and David G. Vice and Amelie V. Rider, the sole shareholders of MDDV, Inc. pursuant to which MDDV, Inc. will be merged with and into Legacy Education Elevation, L.L.C. with Legacy Education Elevation, L.L.C. surviving the Merger. The closing of the Merger is subject to the receipt of regulatory approvals and the satisfaction of other closing conditions.

Reorganization of Legacy Education Inc.

Pursuant to an Agreement and Plan of Merger and Reorganization, dated September 1, 2021, effective as of September 3, 2021, Merger Sub merged with and into Legacy Education, L.L.C., with Legacy Education, L.L.C. surviving the Reorganization Merger and becoming a wholly owned subsidiary of Legacy Education Inc. On the Effective Date, in exchange for each Class A Unit owned in Legacy Education, L.L.C., the members of Legacy Education, L.L.C. received one share of common stock in Legacy Education Inc. The members immediately prior to the Reorganization Merger became the 100% owners of Legacy Education Inc. immediately following the Reorganization Merger.

Accounting Treatment of Asher and Legacy Education Merger

The following unaudited pro forma combined financial information was prepared using the acquisition method of accounting under accounting principles generally accepted in the United States (“GAAP”) and gives effect to the Merger. The Merger Agreement will be accounted for as an acquisition, with Legacy Education being deemed the acquiring company for accounting purposes.

Legacy Education was determined to be the accounting acquirer based upon the terms of the Merger Agreement and other factors including: (i) Legacy Education shareholders owned approximately 72% of the voting common shares of the combined company immediately following the closing of the Merger; and (ii) directors appointed by Legacy Education pre-Merger would hold a majority of board seats in the combined company following the Merger and (iii) Legacy Education pre-Merger management would continue to hold a majority of the senior management positions upon close of the Merger.

Pro Forma Financial Information

The following unaudited pro forma condensed combined financial information presents the unaudited pro forma condensed balance sheets for the year ended June 30, 2021 based upon the combined historical financial statements of Legacy Education Inc. and MDDV, Inc. after giving effect to the Merger expected to be consummated upon the receipt of required regulatory approvals.

The unaudited pro forma condensed combined statement of operations for the year ended June 30, 2021 give pro forma effect to the acquisition of Asher as if it had occurred on July 1, 2020, which is the earliest year for which pro forma financial statements are required to be presented.

The unaudited pro forma condensed combined financial information is based on the assumptions and adjustments that are described in the accompanying notes. The application of the acquisition method of accounting is dependent upon certain valuations and other studies that have yet to be completed. Accordingly, the pro forma adjustments are preliminary subject to further revision as additional information becomes available and additional analyses are performed and have been made solely for the purpose of providing unaudited pro forma combined financial information. There can be no assurances that the final valuations will not result in material changes to the preliminary estimated purchase price allocation. The unaudited pro forma combined consolidated financial information does not give effect to the potential impact of current financial conditions, any anticipated synergies, operating efficiencies or cost savings that may result from the Merger or any integration costs.

The unaudited pro forma condensed combined financial information is preliminary and has been prepared for illustrative purposes only and is not necessarily indicative of the financial position or results of operations in future periods or the results that actually would have been realized had Legacy Education and Asher been a combined company. The actual results reported in periods following the transaction may differ significantly from those reflected in this pro forma financial information presented herein for a number of reasons, including, but not limited to, differences between the assumptions used to prepare this pro forma financial information.

The assumptions and estimates underlying the unaudited adjustments to the pro forma combined financial statements are described in the accompanying notes, which should be read together with the unaudited pro forma combined financial statements.

The unaudited pro forma combined financial statements should be read together with Legacy Education’s and Asher’s historical financial statements and the notes thereto, which are included elsewhere in this prospectus.

LEGACY EDUCATION INC.

PRO FORMA CONDENSED COMBINED BALANCE SHEET

AS OF JUNE 30, 2021 (ASHER UNAUDITED)

	Legacy Historical	Asher Historical	Transaction Adjustments	Management Adjustments	Pro Forma As Adjusted
ASSETS
Current assets
Cash and cash equivalents	7,845,421	9,233,980
Investments	-	547,965
Accounts receivable, net of allowance for doubtful accounts	3,578,639	8,688,146
Contracts receivable, net of allowance for doubtful accounts	-	219,905
Prepaid expenses	740,825	65,712
Prepaid offering costs	162,014	-
Other receivables	1,209,928	-
Related party receivable	69,975	276,043
Income tax receivable	-	-
Inventory	-	273,716
Other advances	-	-
Total current assets	13,606,802	19,305,467

AR	-	238,370
Student Notes	-	863,296
Property and equipment, net	599,634	1,558,186
Restricted cash	98,382	250,000
Other intangible assets	1,070,481	-
Goodwill	1,929,326	-
Other long-term receivable	-	-
Deferred income tax assets	325,176	706,359
Security deposit	320,182	229,397

Total assets	17,949,983	23,151,075

LIABILITIES AND MEMBERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	2,219,651	1,637,257
Accrued income tax payable	1,192,920	636,351
Deferred, unearned tuition	1,804,995	10,679,130
Student deposits and refunds payable	-	1,270,590
Other current liabilities	156,696	-
Current portion of debt	671,913	-
Current portion of debt, related party	150,000	-
Current portion of capital lease	33,129	-
Total current liabilities	6,229,304	14,223,328

Debt, net of current portion	222,928	-
Contingent Liability	-	250,000
Capital lease	22,649	-
Deferred rent	475,905	730,457
Total liabilities	6,950,786	15,203,785

Commitments and contingencies

MEMBERS’ EQUITY
Total members’ equity	10,999,197	7,947,290

Total liabilities and members’ equity	17,949,983	23,151,075

See notes to the unaudited pro forma condensed combined financial statements.

LEGACY EDUCATION INC.

PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE TWELVE MONTHS ENDED JUNE 30, 2021

(UNAUDITED)

	Legacy Historical	Asher Historical	Transaction Adjustments	Management Adjustments	Pro Forma As Adjusted
Revenues
Tuition and related income, net	$23,562,737	$34,248,144

Operating expenses
Educational services	12,564,390	15,188,923
General and administrative	5,897,458	14,152,714
General and administrative – related party	199,500	-
Depreciation and amortization	209,759	371,904
Total costs and expenses	18,871,107	29,713,541

Operating profit/(loss)	4,691,630	4,534,603

PPP loan forgiveness	-	2,715,456
Interest expense	(110,964)	(59,792
Interest income	89,874	35,116
Other income	-	186,778
Income/(loss) before income taxes	4,670,540	7,412,161

Income tax (expense)/benefit	$(1,421,940)	$(1,049,008
Net income/(loss)	$3,248,600	$6,363,153

Pro forma information (unaudited)

Pro forma basic net income (loss) per share	$0.19

Pro forma diluted net income (loss) per share	$0.17

Pro forma basic weighted average shares outstanding	17,452,247

Pro forma diluted weighted average shares outstanding	18,807,462

See notes to the unaudited pro forma condensed combined financial statements.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

Note 1 — Description of Transaction and Basis of Presentation

The unaudited pro forma condensed combined financial information was prepared in accordance with GAAP and pursuant to the rules and regulations of SEC Regulation S-X and present the pro forma financial position and results of operations of the combined companies based upon the historical data of Legacy Education Inc. and MDDV, Inc.

As noted elsewhere in this prospectus, in September 2021, the Company consummated a Reorganization such that it became a corporation. This pro forma includes an adjustment to recast the equity section of the pro forma condensed combined balance sheet into that of the surviving corporation.

Description of Transaction

Asher Merger

On August 13, 2021, we entered into the Merger Agreement with Legacy Education Elevation, L.L.C., a California limited liability company and our wholly owned subsidiary, MDDV, Inc., a California corporation, DVMD LLC, a Colorado limited liability company, and David G. Vice and Amelie V. Rider, the sole shareholders of MDDV, Inc. pursuant to which MDDV, Inc. will be merged with and into Legacy Education Elevation, L.L.C. with Legacy Education Elevation, L.L.C. surviving the Merger. The closing of the Merger is subject to the receipt of regulatory approvals and the satisfaction of other closing conditions. All membership interests included in the Merger Agreement described below have been converted to shares of common stock in the reorganized Legacy Education.

In accordance with the terms of the Merger Agreement, all of the capital stock of Asher will be exchanged for 6,000,000 shares of common stock of the Company, 2,333,333 preferred shares, warrants to acquire 2,000,000 shares of common stock of the Company, up to 2,000,000 shares of the Company’s common stock based on certain performance metrics post-closing, and depending on certain working capital metrics, post-closing, the ability to be paid out up to $600,000 in cash. In addition, the sellers have the right, subject to approval by the Company, to distribute certain assets of Asher, including the cash then held, prior to closing.

Basis of Presentation

The historical financial statements of Legacy Education and Asher been adjusted to give pro forma effect to (i) transaction accounting adjustments attributable to the Merger and (ii) management adjustments, if any.

The Company has preliminarily concluded that the acquisition of Asher represents a business combination pursuant to Financial Accounting Standards Board Accounting Standards Codification Topic 805, Business Combinations (“ASC 805”). The Company has not yet completed an external valuation analysis of the fair market value of Asher’s assets to be acquired and liabilities to be assumed. Using the estimated total consideration for the transaction, the Company has estimated the allocations to such assets and liabilities. The final purchase price allocation will be determined when the Company has determined the final consideration and completed the detailed valuations and necessary calculations. The final purchase price allocation could differ materially from the preliminary purchase price allocation. The final purchase price allocation may include (i) changes in allocations to intangible assets or goodwill based on the results of certain valuations that have yet to be completed and (ii) other changes to assets and liabilities.

Under the acquisition method, merger-related transaction costs (e.g., advisory, legal, valuation and other professional fees) are not included as consideration transferred but are accounted for as expenses in the periods in which the costs are incurred. These costs are not presented in the unaudited pro forma combined consolidated statement of income because they will not have a continuing impact on the combined results.

This unaudited pro forma combined consolidated financial information is not intended to reflect the results which would have actually resulted had the merger and disposition been effected on the dates indicated. Further, the pro forma results of operations are not necessarily indicative of the results of operations that may be obtained in the future.

Note 2 — Significant accounting policies

The accounting policies used in the preparation of this unaudited pro forma condensed combined financial information are those set out in the Company’s audited consolidated financial statements as of and for the year ended June 30, 2021. Management has determined that certain adjustments, including those described in Note 4, are necessary to conform Asher’s financial statements to the accounting policies used by the Company in the preparation of the unaudited pro forma combined financial information. The adjustment amounts are subject to change as further assessment is performed and finalized for purchase accounting. These reclassifications and adjustments have no effect on previously reported total assets, total liabilities, equity, or results of operations of the Company.

As part of the application of ASC 805, the Company will conduct a more detailed review of Asher’s accounting policies in an effort to determine if differences in accounting policies require further reclassification or adjustment of Asher’s results of operations, assets or liabilities to conform to the Company’s accounting policies and classifications. Therefore, the Company may identify additional differences between the accounting policies of the two companies that, when conformed, could have a material impact on the unaudited pro forma combined financial information.

The Company expects that the goodwill resulting from the Merger will not be deductible for tax purposes.

Note 3 — Preliminary purchase price allocation

Under the acquisition method of accounting, the total purchase price is allocated to the acquired tangible and intangible assets and assumed liabilities of Asher based on their estimated fair values as of the transaction closing date. The pro forma values the consideration to be transferred to the seller as if it occurred as of June 30, 2021. This will be updated as, under GAAP, for value for consideration transferred, including contingent consideration, is determined at the actual acquisition date, which is defined under GAAP as the earlier of (i) the date that the Company will transfer consideration and obtain the assets and liabilities of Asher or (ii) the date the Company legally obtains control of Asher. The excess of the acquisition consideration paid over the estimated fair values of net assets acquired or liabilities assumed will be recorded as goodwill in the combined balance sheet. The allocation is dependent upon certain valuation and other studies that have not yet been finalized. Accordingly, the pro forma purchase price allocation is subject to further adjustment as additional information becomes available and as additional analyses and final valuations are completed, and such differences could be material.

Intangible Assets

Preliminary identifiable intangible assets in the unaudited pro forma combined financial information consist of the following:

Intangible Assets	Approximate Fair Value	Estimated Useful Life

Customer relationships	$-	8 years
Tradenames	-	Indefinite
Accreditation	-	Indefinite
$-

The amortization related to the identifiable intangible assets is reflected as a pro forma adjustment in the unaudited pro forma combined statement of operations based on the estimated useful lives above and as further described in Note 4. The identifiable intangible assets are preliminary and are based on management’s estimates after consideration of similar transactions based on closing balances for Asher as of June 30, 2021. As discussed above, the amount that will ultimately be allocated to identifiable intangible assets, may differ materially from this preliminary allocation as the actual valuation date will be as of the acquisition date and the Company has not yet engaged a valuation specialist to assist it in the valuation of consideration to be received upon consummation of the Merger. In addition, the amortization impacts will ultimately be based upon the periods in which the associated economic benefits or detriments are expected to be derived. Therefore, the amount of amortization following the Merger may differ significantly between periods based upon the final value assigned and amortization methodology used for each identifiable intangible asset.

Contingent Consideration

Pursuant to the Merger Agreement, we are required to transfer 2,000,000 shares of our common stock at closing which are subject to future vesting conditions based on the performance of Asher and its subsidiaries for the calendar years ended December 31, 2021 through December 31, 2023. Those vesting conditions require that the operations of Asher hit certain EBTIDA levels, as set forth in the Merger Agreement, as of and for the year ended December 31, 2021, December 31, 2022 and December 31, 2023. As of the filing of this prospectus, the Company believes that all of the performance commitments will be met. In addition, should Asher achieve results in excess of the EBITDA target levels contained within the Merger Agreement, Asher’s shareholders will have the right to receive up to a maximum additional cash compensation of $600,000. That consideration was also included in our estimate of the fair value of the total consideration of the Merger.

Note 4 — Transaction Accounting Adjustments

The pro forma adjustments are based on our preliminary estimates and assumptions that are subject to change. The following adjustments have been reflected in the unaudited pro forma combined financial information:

(a)	Conversion of Legacy Education into a corporation;
(b)	Distribution to sellers, pre-closing, of certain assets of Asher in accordance with the Merger Agreement; and
(c)	Allocation of the fair market value of the consideration transferred to the assets acquired and liabilities assumed in the Merger.

RISK FACTORS

Any investment in our shares of common stock involves a high degree of risk. Investors should carefully consider the risks described below and all of the information contained in this prospectus before deciding whether to purchase our common shares. Our business, financial condition or results of operations could be materially adversely affected by these risks if any of them actually occur. This prospectus also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks we face as described below and elsewhere in this prospectus. See “Cautionary Statement Regarding Forward-Looking Statements.”

Risks Related to the Highly Regulated Field in Which We Operate

If our institutions fail to comply with the extensive regulatory requirements applicable to our business, we could incur financial penalties, restrictions on our operations, loss of federal and state financial aid funding for our students, loss of accreditation, or loss of our authorization to operate our institutions.

As a provider of postsecondary education, we are subject to extensive regulation by federal, state, and accrediting agencies. The applicable regulatory requirements cover virtually all phases of the operations of our institutions, including, but not limited to, educational program offerings, facilities, instructional and administrative staff, administrative procedures, marketing and recruiting, financial operations, data security and privacy, adequacy and substantiation of graduation and job placement rates and other student outcomes, distribution of information to current and prospective students, professional licensure requirements, payment of refunds to students who withdraw, the receipt of federal and state financial aid by our students, acquisitions or openings of new institutions, additions of new campuses and educational programs, closure or relocation of existing locations, and changes in corporate structure and ownership.

Each of our institutions (HDMC, CCC, and Integrity) participates in the federal student aid programs authorized by Title IV of the Higher Education Act of 1965, as amended (“Title IV Programs”), as well as other federal and state financial aid programs and are subject to extensive regulation by the U.S. Department of Education (“ED”), other federal agencies, various state agencies and accreditors. We derive a substantial portion of our revenue and cash flows from the Title IV Programs and a significant portion of our students rely on financial aid received under the Title IV Programs in order to attend our institutions. To participate in the Title IV Programs, an institution must receive and maintain authorization by the appropriate state education agencies, be accredited by an accreditor recognized by ED, and be certified by ED as an eligible institution.

The regulations, standards and policies of our regulators change periodically and are subject to interpretation. Changes in, or new interpretations of, applicable laws, regulations or standards, or our failure to comply with those laws, regulations or standards, could have a material adverse effect on our receipt of funds under the Title IV Programs and other federal and state financial aid programs, the accreditation of our institutions and programs, the authorization of our institutions to operate in various states, our permissible activities or our costs of doing business. We cannot predict with certainty how all of the requirements applied by our regulators will be interpreted or whether our institutions will be able to comply with these requirements in the future.

If we are found to have violated any applicable laws, regulations, standards or policies, we may be subject to the following sanctions, among others, imposed by any one or more regulatory agencies or other government bodies:

●	imposition of monetary fines or penalties, including imposition of a requirement to submit a substantial letter of credit;

●	repayment of funds received under the Title IV Programs or other federal or state financial aid programs;

●	restrictions on, or termination or nonrenewal of, our institutions’ eligibility to participate in the Title IV Programs or other federal or state financial aid programs;

●	limits on, or termination or nonrenewal of, our institutions’ operations in one or more states or ability to grant degrees, diplomas and certificates;

●	restrictions on, or revocation or nonrenewal of, our institutions’ accreditations;

●	limitations on our ability to open new institutions, offer new programs or increase enrollment levels;

●	costly investigations, litigation or other adversarial proceedings; and

●	civil or criminal penalties being levied against us or our institutions.

In addition, findings or allegations of noncompliance may subject us to qui tam lawsuits under the Federal False Claims Act, under which private plaintiffs seek to enforce remedies on behalf of the U.S. and, if successful, are entitled to recover their costs and to receive a portion of any amounts recovered by the U.S. in the lawsuit. The U.S. can also bring a Federal False Claims Act claim on its own behalf, and in either instance, a party found to have violated the Federal False Claims Act can be subject to treble damages. We may be subject to similar lawsuits brought under state false claims acts. We may also be subject to other types of lawsuits or claims by third parties. The costs of these proceedings may be significant, and we may not have sufficient resources to fund any material adverse outcomes.

Any penalties, repayment obligations, injunctions, restrictions, terminations, nonrenewal, lawsuits or other sanctions could have a material adverse effect on our business, financial condition, results of operations and cash flows. If any of our institutions lose or experience limitations on their Title IV Program eligibility, we would experience a dramatic decline in revenue, and we would be unable to continue our business as it currently is conducted.

Any failure to comply with state laws and regulatory requirements, or new state legislative or regulatory initiatives affecting our institutions, could have a material adverse effect on our total student enrollment, results of operations, financial condition and cash flows.

Our institutions are subject to the laws and regulations of the State of California where our physical campuses are located. We also may be subject to the laws of other states if we acquire a new institution in the state (such as our planned acquisition of IntelliTec and Asher College with campuses located in Colorado, Nevada, New Mexico, and Texas) or if one of our institutions adds a new campus in the state or otherwise conducts other operations in the state covered by applicable state law including, but not limited to, student recruitment, advertising or certain types of distance education. State laws establish standards for, among other things, student instruction, qualifications of faculty, location and nature of facilities, educational programs, financial stability and policies and minimum graduation and job placement outcomes for institutions and/or their individual educational programs. We also may be required to obtain approvals and comply with requirements of state agencies that regulate certain educational programs such as, for example, vocational nursing and phlebotomy. The vocational nursing programs at HDMC and Integrity are approved by the California Board of Vocation Nursing and Psychiatric Technicians. The phlebotomy programs at HDMC and CCC are approved by California Department of Public Health. In addition, we are subject to state consumer protection laws.

Attorneys general in many states have become more active in enforcing consumer protection laws, in particular related to marketing, advertising and recruiting practices and the financing of education at for-profit educational institutions. Further, some state attorneys general have partnered with the Consumer Financial Protection Bureau and the Federal Trade Commission to review industry practices. These actions increase the likelihood of scrutiny of marketing, advertising, recruiting, financing, and other practices of educational institutions and may result in unforeseen consequences, increasing risk and making our operating environment more challenging.

Adverse media coverage regarding the allegations of state consumer protection law violations by us or other for-profit education companies could damage our reputation, result in deceased enrollments, revenues and profitability, and have a negative impact on our stock price. Such coverage could also result in continued scrutiny and regulation by ED, Congress, accreditors, state legislatures, state attorneys general or other governmental authorities of for-profit educational institutions.

State education laws and regulations may limit our campuses’ ability to operate or to award degrees, diplomas, or certificates or offer new programs. Moreover, under the Higher Education Act of 1965, as amended (“HEA”), approval by state education agencies is necessary to maintain eligibility to participate in the Title IV Programs. ED regulations also require institutions offering postsecondary education through distance education to students located in a state in which the institution is not located to meet state requirements in that state or participate in a state authorization reciprocity agreement in order to disburse Title IV funds to such students. ED also has issued guidance temporarily waiving certain requirements related to distance education and permitting schools not already approved to offer programs via distance education to provide such programs during the COVID-19 pandemic. We have obtained permanent approval for distance education programs from ACCET for CCC and from the California Bureau for Private Postsecondary Education for CCC and Integrity. In addition, an institution must make disclosures readily available to enrolled and prospective students regarding whether programs leading to professional licensure or certification meet state educational requirements, and provide a direct disclosure to students in writing if the program leading to professional licensure or certification does not meet state educational requirements in the state in which the student is located, or if no determination for such state has been made by the institution.

State legislatures often consider legislation affecting regulation of postsecondary educational institutions. Our institutions are located in California which has expansive laws and regulations impacting for-profit schools like our institutions. Enactment of this legislation and ensuing regulations, or changes in interpretation of existing regulations, may impose substantial costs on our institutions and require them to modify their operations in order to comply with the new regulations.

If we are unable to comply with current or future state education, consumer protection, licensing, authorization or other requirements, or determine that we are unable to cost effectively comply with new or changed requirements, we could be subject to loss of state authorization and to monetary fines or penalties or limitations on the manner in which we conduct our business, or we could lose enrollments, eligibility to participate in the Title IV Programs and revenues, in any affected states, which could materially affect our results of operations and our growth opportunities.

If one or more of our institutions fails to maintain institutional accreditation, or if certain of our programs cannot obtain or maintain programmatic accreditation, our student enrollments would diminish and our business would suffer.

Institutional Accreditation. In the U.S., accrediting agencies periodically review the academic quality of an institution’s instructional programs and its administrative and financial operations to ensure the institution has the resources to perform its educational mission. Accrediting agencies impose standards that extend to most aspects of an institution’s operations and educational programs including requirements to maintain threshold graduation and job placement rates for its educational programs. ED requires an institution to be accredited by an ED-recognized accrediting agency in order for the institution to participate in the Title IV Programs. HDMC and CCC are currently accredited by ACCET through April 2024 and April 2025, respectively. Integrity is accredited by ABHES through February 2022. The failure to comply with accreditation standards will subject an institution to additional oversight and reporting requirements, accreditation proceedings such as a show-cause directive, an action to defer or deny action related to an institution’s application for a new grant of accreditation or an action to suspend or revoke an institution’s accreditation or a program’s approval. If our institutions or programs are subject to negative accreditation actions or are placed on probationary accreditation status, we may experience adverse publicity, impaired ability to attract and retain students, and substantial expense to obtain unqualified accreditation status. The inability to obtain reaccreditation following periodic reviews or any final loss of institutional accreditation after exhaustion of the administrative agency processes would result in a loss of Title IV Program funds and state authorization for the affected institution and its students. Such events and any related claims brought against us could have a material adverse impact on our business, reputation, financial condition, results of operations and cash flows.

Programmatic Accreditation. Many states and professional associations require professional programs to be accredited. While programmatic accreditation is not a sufficient basis to qualify for institutional Title IV Program certification, programmatic accreditation may improve employment opportunities for program graduates in their chosen field. The veterinary technology program at CCC is accredited by the American Veterinary Medical Association. Those of our programs that do not have such programmatic accreditation, where available, or fail to maintain such accreditation, may experience adverse publicity, declining enrollments, litigation or other claims from students or suffer other adverse impacts, which could result in it being impractical for us to continue offering such programs.

ED Recognition of Accrediting Agencies. Our participation in Title IV Programs is dependent on ED continuing to recognize the accrediting agencies that accredit our colleges and universities. Our institutions currently are accredited by an ED-recognized accrediting agency. The standards and practices of these agencies have become a focus of attention by state attorneys general, members of Congress, ED’s Office of Inspector General and ED over recent years. This focus may make the accreditation review process longer and potentially more challenging for our institutions when they undergo their normal accreditation review processes. It may also make the process by which ED evaluates and recognizes accreditors as appropriate Title IV Program gatekeepers longer and more challenging for our accreditors. ED recognized accreditors are facing increased political pressure as part of this recognition process to apply heightened levels of scrutiny or review and/or apply new requirements or standards to for-profit institutions. These pressures may result in future modifications to accreditation criteria, practices or other policies and procedures, with which our institutions may not be able to comply.

Congress may revise the laws governing the Title IV Programs or reduce funding for those programs which could reduce our enrollment and revenue and increase costs of operations.

The U.S. Congress must periodically reauthorize the HEA and other laws governing the Title IV Programs and annually determines the funding level for each Title IV Program. Political and budgetary concerns significantly affect the Title IV Programs. We cannot predict when or whether Congress will consider or vote on legislation to reauthorize the HEA. Furthermore, we cannot predict with any certainty the outcome of the HEA reauthorization process nor the extent to which any legislation, if adopted, could materially affect our business, financial condition and results of operations. However, the recent election has increased the number and influence of legislators who have been critical of the for-profit postsecondary education sector that includes our institutions, which could lead to significant legislative changes in connection with the reauthorization of the HEA, annual appropriations, or other changes to laws, that may be adverse to our institutions and other for-profit institutions. Moreover, current requirements for student or school participation in Title IV Programs may change or one or more of the present Title IV Programs could be replaced by other programs with materially different student or school eligibility requirements. For example, the American Rescue Plan Act of 2021 (“ARPA”) was signed into law in March 2021 and included, among other things, a provision that amends the 90/10 Rule (as defined herein) in the HEA. See “Risk Factors - Our institutions could lose their eligibility to participate in federal student financial aid programs if the percentage of their revenues derived from applicable federal student aid programs is too high.” If we cannot comply with the provisions of the HEA, as they may be amended, or if the cost of such compliance is excessive, or if funding is materially reduced, our revenues or profit margin could be materially adversely affected.

Additional ED or other rulemaking could materially and adversely affect our operations, business, results of operations, financial condition and cash flows.

ED has promulgated a substantial number of new regulations in recent years that impact our business, including, but not limited to, the “borrower defense to repayment” regulations discussed in the risk factors below, as well as rules regarding compensation for persons engaged in certain aspects of admissions and financial aid, state authorization, clock and credit hours, and prohibitions on “substantial misrepresentations.” These and other regulations have had significant impacts on our business, requiring a large number of reporting and operational changes and resulting in changes to and elimination of certain educational programs.

Future regulatory actions by ED or other agencies that regulate our institutions are likely to occur and to have significant impacts on our business, require us to change our business practices and incur costs of compliance and of developing and implementing changes in operations, as has been the case with past regulatory changes. The recent election may result in changes at ED and other federal agencies that are may lead to future regulatory actions that could be aimed at for-profit postsecondary institutions like our institutions. See “Risk Factors - Our institutions could lose their eligibility to participate in federal student financial aid programs if the percentage of their revenues derived from applicable federal student aid programs is too high.” In addition, in May 2021, ED announced its intention to establish negotiated rulemaking committees to prepare proposed regulations for programs on a variety of topics including, without limitation, changes of ownership and change in control of institutions of higher education, certification procedures for participation in the Title IV Programs, standards of administrative capability, ability to benefit standards, borrower defense to repayment, discharges for borrowers with a total and permanent disability, closed school loan discharges, discharges for false certification of student eligibility, loan repayment plans, the public service loan forgiveness program, mandatory pre-dispute arbitration and prohibition of class action lawsuits provisions in institutional enrollment agreements, financial responsibility standards including events that indicate heightened financial risk, gainful employment, and Pell Grant eligibility for prison education programs. The first negotiated rulemaking session began on October 4, 2021 and, based on materials distributed by ED prior to this session, will cover total and permanent disability discharges, closed school discharges, public student loan forgiveness, borrower defense to repayment, pre-dispute arbitration, income driven repayment, and false certification discharges as well as other issues ED might add to the agenda. The remaining sessions are scheduled for mid-October, early and mid-November 2021 and mid-December 2021. Also, on October 1, 2021, ED announced its intention to establish a negotiated rulemaking committee to prepare proposed regulations amending the 90/10 Rule with an expectation such committee would begin negotiations no earlier than January 2022. ED also could consider additional topics for proposed regulations during the negotiated rulemaking process. The negotiated rulemaking process could lead to future ED regulations that could negatively impact schools like ours.

We cannot predict with certainty the ultimate combined impact of the regulatory changes which have occurred in recent years, nor can we predict the effect of future legislative or regulatory action by federal, state or other agencies regulating our education programs or other aspects of our operations, how any resulting regulations will be interpreted or whether we and our institutions will be able to comply with these requirements in the future. Any such actions by legislative or regulatory bodies that affect our programs and operations could have a material adverse effect on our student population and our institutions, including the need to cease offering a number of programs.

ED’s gainful employment regulation may limit the programs we can offer students and increase our cost of operations if the regulation is reinstituted or if a similar or more restrictive version is adopted.

In October 2014, ED issued final gainful employment regulations requiring each educational program offered by our institutions to achieve threshold rates in at least one of two debt measure categories related to an annual debt to annual earnings ratio and an annual debt to discretionary income ratio. Among other things, an educational program that failed to comply with the applicable thresholds would be subject to certain restrictions and conditions and potentially lose eligibility for Title IV funding. On July 1, 2019, ED issued final regulations that rescinded the gainful employment regulations. The final regulations had an effective date of July 1, 2020, but ED provided an opportunity to schools to implement the regulations on an earlier date. As a result of the change in administration and composition of Congress, we anticipate that ED or Congress may attempt to reinstitute the gainful employment regulations or establish a similar and potentially more restrictive version of the regulations although we cannot predict whether or when such regulations might be established and take effect. ED has announced its intention to establish a negotiated rulemaking committee to prepare proposed regulations on topics including gainful employment. The establishment of new gainful employment regulations or the reinstatement of the prior gainful employment regulations could have a material adverse effect on our business, financial condition, results of operations, and cash flows and result in the imposition of significant restrictions on us and our ability to operate.

Recently adopted or modified “borrower defense to repayment” regulations and recent ED enforcement trends may subject us to significant repayment liability to ED for discharged federal student loans, posting of substantial letters of credit and other requirements that could have a material adverse effect on us.

ED published proposed regulations on July 31, 2018 that would modify the defense to repayment regulations, including regulations regarding, among other things, (i) acts or omissions by or on behalf of an institution of higher education a borrower may assert as a defense to repayment of certain Title IV Program loans; (ii) permitting the use of arbitration clauses and class action waivers in enrollment agreements and requiring certain disclosures to students in connection with these provisions and (iii) triggering events that could result in ED determining that the institution lacks financial responsibility and must submit to ED a letter of credit or other form of acceptable financial protection and accept other conditions on the institution’s Title IV Program eligibility. See “Risk Factors - A failure to demonstrate “financial responsibility” would have negative impacts on our operations.” On September 23, 2019, ED published the final regulations which had a general effective date of July 1, 2020.

Among other things, the new regulations amend the processes for borrowers to receive from ED a discharge of the obligation to repay certain Title IV Program loans first disbursed on or after July 1, 2020 based on certain acts or omissions, including misrepresentations, by an institution or a covered party. The regulations also updated existing processes for enabling borrowers to obtain from ED a discharge of some or all of their federal student loans for periods prior to July 1, 2020 based on certain acts or omissions of the institution. The regulations establish detailed procedures and standards for the loan discharge processes, including the information required for borrowers to receive a loan discharge, and the authority of ED to seek recovery from the institution of the amount of discharged loans. Consequently, if we or our representatives are found to have engaged in certain acts or omissions under the broad definitions contained in the regulations, we could be subject to substantial repayment obligations and subject to other sanctions.

As a result of the change in administration and composition of Congress, we anticipate that ED or Congress may attempt to reinstitute prior versions of the borrower defense to repayment regulations or establish a similar and potentially more restrictive version of the regulations although we cannot predict whether or when such regulations might be established and take effect. ED has announced its intention to establish negotiated rulemaking committees to prepare proposed regulations on topics including borrower defense to repayment. The establishment of new or expanded borrower defense to repayment regulations could have a material adverse effect on our business, financial condition, results of operations, and cash flows and result in the imposition of significant restrictions on us and our ability to operate. The current borrower defense to repayment regulations and any future regulations established on these topics could have a material adverse effect on our institutions’ business and results of operations, and the broad sweep of the rules may, in the future, require our institutions to submit a letter of credit based on expanded standards of financial responsibility. See “Risk Factors - A failure to demonstrate “financial responsibility” would have negative impacts on our operations.”

The new administration has been more active in processing borrower defense to repayment applications and has recently distributed claims to institutions for an opportunity to respond to borrower allegations. Media outlets have published information obtained from ED via Freedom of Information Act requests regarding the number of borrower defense repayment claims received by ED and the percentage of claims resolved by ED. ED may, on its own or in response to other constituencies, allocate additional resources to reviewing and adjudicating borrower defense to repayment applications. We cannot predict how many borrower defense to repayment applications have been filed by our former students, but if we receive such claims from ED, we may incur significant costs in responding to the borrower allegations and, if adjudicated as valid by ED, repaying the loans discharged pursuant to such claims.

A failure to demonstrate “financial responsibility” would have negative impacts on our operations.

All institutions participating in the Title IV Programs must satisfy specific standards of financial responsibility. ED evaluates institutions for compliance with these standards each year, based on the institution’s annual audited financial statements, as well as following a change in ownership resulting in a change of control of the institution. The most significant financial responsibility measurement is the institution’s composite score, which is calculated by ED based on three ratios:

●	the equity ratio, which measures the institution’s capital resources, ability to borrow and financial viability;

●	the primary reserve ratio, which measures the institution’s ability to support current operations from expendable resources; and

●	the net income ratio, which measures the institution’s ability to operate at a profit.

ED assigns a strength factor to the results of each of these ratios on a scale from negative 1.0 to positive 3.0, with negative 1.0 reflecting financial weakness and positive 3.0 reflecting financial strength. ED then assigns a weighting percentage to each ratio and adds the weighted scores for the three ratios together to produce a composite score for the institution. The composite score must be at least 1.5 for the institution to be deemed financially responsible without the need for further oversight. If an institution’s composite score is below 1.5, but is at least 1.0, it is in a category denominated by ED as “the zone.” Under ED regulations, institutions that are in the zone typically may be permitted by ED to continue to participate in the Title IV Programs by choosing one of two alternatives: 1) the “Zone Alternative” under which an institution is required to make disbursements to students under the Heightened Cash Monitoring 1 (“HCM1”) payment method (or another payment method that differs from the standard advance payment method) and to notify ED within 10 days after the occurrence of certain oversight and financial events or 2) submit a letter of credit to ED equal to 50 percent of the Title IV Program funds received by the institution during its most recent fiscal year. ED permits an institution to participate under the “Zone Alternative” for a period of up to three consecutive fiscal years. Under the HCM1 payment method, the institution is required to make Title IV Program disbursements to eligible students and parents before it requests or receives funds for the amount of those disbursements from ED. Unlike the Heightened Cash Monitoring 2 (“HCM2”) and the reimbursement payment methods, the HCM1 payment method typically does not require schools to submit documentation to ED and wait for ED approval before drawing down Title IV Program funds. Schools under HCM1, HCM2 or reimbursement payment methods must also pay any credit balances due to a student before drawing down funds for the amount of those disbursements from ED, even if the student or parent provides written authorization for the schools to hold the credit balance.

If an institution’s composite score is below 1.0, the institution is considered by ED to lack financial responsibility. If ED determines that an institution does not satisfy ED’s financial responsibility standards, depending on its composite score and other factors, that institution may establish its eligibility to participate in the Title IV Programs on an alternative basis by, among other things:

●	posting a letter of credit in an amount equal to at least 50% of the total Title IV Program funds received by the institution during the institution’s most recently completed fiscal year; or

●	posting a letter of credit in an amount equal to at least 10% of the Title IV Program funds received by the institution during its most recently completed fiscal year accepting provisional certification; complying with additional ED monitoring requirements and agreeing to receive Title IV Program funds under an arrangement other than ED’s standard advance funding arrangement.

If, in the future, we are required to satisfy ED’s standards of financial responsibility on an alternative basis, including potentially by posting irrevocable letters of credit, we may not have the capacity to post these letters of credit which could result in sanctions including loss of Title IV Program eligibility.

ED has evaluated the financial responsibility of HDMC and CCC on a consolidated basis. Our composite score for the 2020 fiscal year was 1.5. This score is subject to determination by ED based on its review of our consolidated audited financial statements for the 2020 fiscal year. We cannot predict the timing or outcome of ED’s determination. On December 31, 2019, we entered into a Membership Interest Purchase Agreement with the sole member of Integrity. We purchased from the sole member of Integrity, 24.5% of her interest and obtained an exclusive option to acquire her remaining membership interest upon payment of $100, which was exercised on September 15, 2020. For purposes of our financial statements, the acquisition of Integrity is deemed to have been effective as of December 31, 2019. Integrity’s composite score for its previously completed fiscal year as of December 31, 2019 was below 1.0. As a result, Integrity was required to submit a letter of credit to ED in the amount of $98,382 and is subject to other conditions. ED also will review additional financial information in connection with its review of the change in ownership of Integrity resulting from our acquisition. ED will evaluate the financial responsibility of HDMC, CCC and Integrity on a consolidated basis. We will submit our 2021 fiscal year to the ED by December 31, 2021 as required. Based upon our internal calculations, we expect the composite score to exceed 1.5.

On September 23, 2019, ED published final regulations with a general effective date of July 1, 2020 that, among other things, modified the list of triggering events that could result in ED determining that the institution lacks financial responsibility and must submit to ED a letter of credit or other form of acceptable financial protection and accept other conditions on the institution’s Title IV Program eligibility. The regulations create lists of mandatory triggering events and discretionary triggering events. An institution is not able to meet its financial or administrative obligations if a mandatory triggering event occurs. The mandatory triggering events include:

●	the institution’s recalculated composite score is less than 1.0 as determined by ED as a result of an institutional liability from a settlement, final judgment, or final determination in an administrative or judicial action or proceeding brought by a Federal or State entity;

●	the institution’s recalculated composite score goes from less than 1.5 to less than 1.0 as determined by ED as a result of a withdrawal of owner’s equity from the institution;

●	the SEC takes certain actions against the institution or the institution fails to comply with certain filing requirements; or

●	the occurrence of two or more discretionary triggering events (as described below) within a certain time period.

ED also may determine that an institution lacks financial responsibility if one or more of the following discretionary triggering events occurs and the event is likely to have a material adverse effect on the financial condition of the institution:

●	a show cause or similar order from the institution’s accrediting agency that could result in the withdrawal, revocation or suspension of institutional accreditation;

●	a notice from the institution’s state licensing agency of an intent to withdraw or terminate the institution’s state licensure if the institution does not take steps to comply with state requirements;

●	a default, delinquency, or other event occurs as a result of an institutional violation of a security or loan agreement that enables the creditor to require an increase in collateral, a change in contractual obligations, an increase in interest rates or payment, or other sanctions, penalties or fees;

●	a failure to comply with the 90/10 Rule during the institution’s most recently completed fiscal year;

●	high annual drop-out rates from the institution as determined by ED; or

●	official cohort default rates of at least 30 percent for the two most recent years unless a pending appeal could sufficiently reduce one of the rates.

The regulations require an institution to notify ED of the occurrence of a mandatory or discretionary triggering event and provide an opportunity to provide certain information to ED to demonstrate why the event does not establish the institution’s lack of financial responsibility or require the submission of a letter of credit or imposition of other requirements.

The financial responsibility regulations could result in ED recalculating and reducing our composite score to account for ED estimates of potential losses under one or more of the extensive list of triggering circumstances and also could result in the imposition of conditions and requirements including a requirement to provide a letter of credit or other form of financial protection. It is difficult to predict the amount or duration of any letter of credit requirement that ED might impose under the regulation. The requirement to submit a letter of credit or to accept other conditions or restrictions could have a material adverse effect on our schools’ business and results of operations.

As a result of the change in administration and composition of Congress, we anticipate that ED or Congress may attempt to reinstitute prior versions of the financial responsibility triggering events rules or establish a similar and potentially more restrictive version of the regulations although we cannot predict whether or when such regulations might be established and take effect. The establishment of new or expanded financial responsibility triggering events rules could have a material adverse effect on our business, financial condition, results of operations and cash flows and result in the imposition of significant restrictions on us and our ability to operate. ED has announced its intention to establish negotiated rulemaking committees to prepare proposed regulations on topics including financial responsibility.

Accreditor and state regulatory requirements also address financial responsibility, and these requirements vary among agencies and also are different from ED requirements. Any developments relating to our satisfaction of ED’s financial responsibility requirements may lead to additional focus or review by our accreditors or applicable state agencies regarding their respective financial responsibility requirements.

If our institutions fail to maintain financial responsibility, they could lose their eligibility to participate in the Title IV Programs, have that eligibility adversely conditioned or be subject to similar negative consequences under accreditor and state regulatory requirements, which would have a material adverse effect on our business. In particular, limitations on, or termination of, participation in the Title IV Programs as a result of the failure to demonstrate financial responsibility or administrative capability would limit students’ access to Title IV Program funds, which would materially and adversely reduce the enrollments and revenues of our institutions.

A failure to demonstrate “administrative capability” would negatively impact our operations.

ED assesses the administrative capability of each institution that participates in the Title IV Programs under a series of separate standards. Failure to satisfy any of the standards may lead ED to find the institution ineligible to participate in the Title IV Programs or to place the institution on provisional certification as a condition of its participation and potentially impose fines or other sanctions. These criteria require, among other things, that the institution:

●	comply with all applicable federal student financial aid requirements;

●	have capable and sufficient personnel to administer the Title IV Programs;

●	administer the Title IV Programs with adequate checks and balances in its system of internal controls over financial reporting;

●	divide the function of authorizing and disbursing or delivering Title IV Program funds so that no office has the responsibility for both functions;

●	establish and maintain records required under the Title IV Programs regulations;

●	develop and apply an adequate system to identify and resolve discrepancies in information from sources regarding a student’s application for financial aid under the Title IV Programs;

●	have acceptable methods of defining and measuring the satisfactory academic progress of its students;

●	refer to the Office of the Inspector General any credible information indicating that any applicant, student, employee, third party servicer or other agent of the school has been engaged in any fraud or other illegal conduct involving the Title IV Programs;

●	not be, and not have any principal or affiliate who is, debarred or suspended from federal contracting or engaging in activity that is cause for debarment or suspension;

●	provide adequate financial aid counseling to its students;

●	submit, in a timely manner, all reports and financial statements required by the Title IV Program regulations; and

●	not otherwise appear to lack administrative capability.

Failure by us to satisfy any of these or other administrative capability criteria could cause our institutions to be subject to sanctions or other actions by ED or to lose eligibility to participate in the Title IV Programs, which would have a significant impact on our business and results of operations. ED has announced its intention to establish negotiated rulemaking committees to prepare proposed regulations on topics including administrative capability.

Our institutions could be subject to liabilities and sanctions if they violate ED regulations limiting compensation to individuals and entities involved in certain recruiting, admissions or financial aid activities.

An institution participating in the Title IV Programs may not provide any commission, bonus or other incentive payment based directly or indirectly on success in securing enrollments or financial aid to any person or entity engaged in any student recruiting or admission activities or in making decisions regarding the awarding of Title IV Program funds. The rule applies to all institutional employees and service providers who are engaged in or responsible for any student recruitment or admission activity or making decisions regarding the award of financial aid. We cannot predict how ED will interpret and enforce the incentive compensation rule. The rule has had and will continue to have a significant impact the productivity of our employees, on the retention of our employees and on our business and results of operations. Failure to comply with the incentive payment rule could result in loss of certification to participate in federal student financial aid programs, limitations on participation in the federal student financial aid programs or financial penalties.

Our institutions could lose their eligibility to participate in federal student financial aid programs if the percentage of their revenues derived from applicable federal student aid programs is too high.

Under the HEA, a proprietary institution that derives more than 90% of its total revenue from the Title IV Programs for two consecutive fiscal years becomes immediately ineligible to participate in the Title IV Programs and may not reapply for eligibility until the end of at least two fiscal years (“90/10 Rule”). An institution with revenues exceeding 90% for a single fiscal year will be placed on provisional certification and may be subject to other enforcement measures, including a potential requirement to submit a letter of credit. See “Business - Education Regulations - Financial Responsibility Standards.” The 90/10 Rule percentage for the 2020 and 2019 fiscal years respectively are as follows for HDMC, CCC and Integrity: HDMC 85.7% and 88.15%; CCC 71.27% and 68.2%; and Integrity 89.47% and 87.16%. We will submit our 2021 90/10 calculations to ED by December 31, 2021 as required. Based upon our internal projection, we expect each entity will be below 90%. All of these calculations are subject to review and potential recalculation by ED. If an institution violated the 90/10 Rule and became ineligible to participate in Title IV Programs but continued to disburse Title IV Program funds, ED would require the institution to repay all Title IV Program funds received by the institution after the effective date of the loss of eligibility.

If Congress or ED were to amend the 90/10 Rule to treat other forms of federal financial aid as Title IV Program revenue for 90/10 Rule purposes, lower the 90% threshold or otherwise change the calculation methodology (each of which has been proposed by some Congressional members in proposed legislation and which may be more likely to occur based on changes in administration and the composition of Congress), or make other changes to the 90/10 Rule or the availability of non-Title IV Program federal student assistance funding to for-profit schools, those changes could make it more difficult for our institutions to comply with the 90/10 Rule. ARPA amends the 90/10 Rule by treating other federal student financial assistance funds in the same manner as Title IV Program funds in the 90/10 Rule percentage. This amendment will require our institutions to limit the combined amount of Title IV Program funds and other federal student financial assistance funds in a fiscal year to no more than 90% in a fiscal year as calculated under the 90/10 Rule. ARPA does not define which federal student aid funds must be included in the 90/10 Rule percentage, but we anticipate that it will include funding from federal student aid programs such as the programs administered by the U.S. Department of Veterans Affairs. As a result, we expect the change in the 90/10 Rule to increase the 90/10 Rule percentages at each of our institutions and expect to make changes to our operations in order to keep the percentage for each of our institutions below 90%. However, we cannot predict whether these changes will be successful in maintaining our institutions’ compliance with the 90/10 Rule in the future or whether such changes will have an adverse effect on our business.

ARPA states that the amendments to the 90/10 Rule apply to institutional fiscal years beginning on or after January 1, 2023 and are subject to the HEA’s negotiated rulemaking process. As a result, we do not expect the ARPA amendment to the 90/10 Rule to apply to our 90/10 Rule percentages until our 2023 fiscal year. Moreover, we cannot predict the additional changes that ED might make to the 90/10 Rule or other regulations during the negotiated rulemaking that was announced on October 1, 2021 and will likely occur no earlier than January 2022.

The current regulations limit the ability of institutions to limit the amount of Title IV Program loans that students and parents may borrow which can impact our ability to control the 90/10 Rule at our institutions. In addition, there is a lack of clarity regarding some of the technical aspects of the calculation methodology under the 90/10 Rule, which may lead to regulatory action or investigations by ED. Changes in, or new interpretations of, the calculation methodology or other industry practices under the 90/10 Rule could further significantly impact our compliance with the 90/10 Rule, and responding to any review or investigation by ED involving us could require a significant amount of resources. A loss of eligibility to participate in Title IV Programs for any of our institutions would have a significant impact on the rate at which our students enroll in our programs and on our business and results of operations.

Efforts to reduce the 90/10 Rule percentage for our institutions have and may in the future involve taking measures that involve interpretations of the 90/10 Rule that are without clear precedent, reduce our revenue or increase our operating expenses (or all of the foregoing, in each case perhaps significantly). Because of the changes to the 90/10 Rule made by ARPA and the potential for additional changes by ED or Congress in the future, we may be required to make structural changes to our business to remain in compliance, which changes may materially alter the manner in which we conduct our business and materially and adversely impact our business, financial condition, results of operations and cash flows. Furthermore, these required changes could be unsuccessful and could make more difficult our ability to comply with other important regulatory requirements, such as the cohort default rate regulations.

Our institutions could lose their eligibility to participate in federal student financial aid programs or have other limitations placed upon them if their student loan cohort default rates are greater than the standards set by ED.

The HEA limits participation in the Title IV Programs by institutions whose former students defaulted on the repayment of certain federally guaranteed or funded student loans above a prescribed rate (the “cohort default rate”). ED calculates these rates based on the number of students who have defaulted, not the dollar amount of such defaults. The cohort default rate is calculated on a federal fiscal year basis and measures the percentage of students who enter repayment of a loan during the federal fiscal year and default on the loan on or before the end of the federal fiscal year or the subsequent two federal fiscal years.

Under the HEA, an institution whose cohort default rate is 30% or greater for three consecutive federal fiscal years loses eligibility to participate in certain Title IV Programs for the remainder of the federal fiscal year in which ED determines that such institution has lost its eligibility and for the two subsequent federal fiscal years. An institution whose cohort default rate for any single federal fiscal year exceeds 40% loses its eligibility to participate in certain Title IV Programs for the remainder of the federal fiscal year in which ED determines that such institution has lost its eligibility and for the two subsequent federal fiscal years. If an institution’s three-year cohort default rate equals or exceeds 30% in two of the three most recent federal fiscal years for which ED has issued cohort default rates, the institution may be placed on provisional certification status and could be required to submit a letter of credit to ED. See “Risk Factors - A failure to demonstrate “financial responsibility” would have negative impacts on our operations.”

In September 2021, ED released the final cohort default rates for the 2018 federal fiscal year. These are the most recent final rates published by ED. The rates for our existing institutions for the 2018, 2017, and 2016 federal fiscal years respectively are as follows: HDMC 3.4%, 3%, and 3.3%; CCC 2.5%, 9.3%, and 15%; and Integrity 4.0%, 0%, and 2.5%. Consequently, none of our institutions had a cohort default rate equal to or greater than 30% for the 2016, 2017, or 2018 federal fiscal years.

If any of our institutions were to lose eligibility to participate in the Title IV Programs due to student loan default rates being higher than ED’s thresholds and we could not arrange for adequate alternative student financing sources, we might have to close those institutions, which could have a material adverse effect on our total student enrollment, financial condition, results of operations and cash flows.

If ED denies, or significantly conditions, recertification of any of our institutions to participate in Title IV Programs, that institution could not conduct its business as it is currently conducted.

Under the provisions of the HEA, an institution must apply to ED for continued certification to participate in the Title IV Programs at least every six years or when it undergoes a change of control. ED defines an institution to consist of both a main campus and its additional locations, if any. Under this definition, for ED purposes, we have the following three institutions, collectively consisting of three main campuses and two additional locations: HDMC with locations in Lancaster, Bakersfield, and Temecula; CCC located in Salina; and Integrity located in Pasadena. Generally, the recertification process includes a review by ED of an institution’s educational programs and locations, administrative capability, financial responsibility and other oversight categories. The current expiration dates of the program participation agreements for HDMC and CCC are June 30, 2022 and March 31, 2022, respectively. Integrity is currently participating under a temporary provisional program participation agreement as a result of the change in ownership that had an expiration date of November 30, 2020 but continues on a month-to-month basis thereafter based on the submission to ED of certain required documentation and remains in effect until the conclusion of ED’s review of Integrity’s pending application of the approval of its change in ownership resulting from our acquisition of the institution.

ED typically provides provisional certification to an institution following a change in ownership resulting in a change of control and also may provisionally certify an institution for other reasons, including, but not limited to, noncompliance with certain standards of administrative capability and financial responsibility. Currently, our CCC institution is provisionally certified by ED based on the change in ownership resulting from our acquisition of the institutions. Our Integrity institution is currently approved under a temporary provisional program participation agreement which (as described in the subsequent section) permits an institution to continue participating in the Title IV Programs on a month-to-month basis while ED reviews the change in ownership and as long as the institution timely submits certain documentation to ED during the process. An institution that is provisionally certified receives fewer due process rights than those received by other institutions in the event ED takes certain adverse actions against the institution, is required to obtain prior ED approvals of new campuses and educational programs and may be subject to heightened scrutiny by ED. However, provisional certification does not otherwise limit an institution’s access to Title IV Program funds. ED has announced its intention to establish negotiated rulemaking committees to prepare proposed regulations on topics including certification procedures for participation in the Title IV Programs.

If ED finds that any of our institutions do not fully satisfy all required eligibility and certification standards, ED could limit, condition, suspend, terminate, revoke, or decline to renew our institutions’ participation in the Title IV Programs. Continued Title IV Program eligibility is critical to the operation of our business. If our institutions become ineligible to participate in the Title IV Programs, or have that participation significantly conditioned, we may be unable to conduct our business as it is currently conducted which would have a material adverse effect on our business, financial condition, results of operations and cash flows.

If we acquire an institution, the acquisition generally constitutes a change in ownership and control that requires the institution to obtain approvals from ED and applicable state and accrediting agencies in order to remain eligible to participate in the Title IV Programs and continue to operate as an accredited institution in the states where the institution operates.

When a company acquires a school that is eligible to participate in the Title IV Programs, the acquisition generally will result in the school undergoing a change of ownership resulting in a change of control as defined by ED and under the rules of other agencies and accreditors. Upon such a change, a school’s eligibility to participate in the Title IV Programs is generally suspended until it has applied for recertification by ED as an eligible school under its new ownership, which requires that the school also re-establish its state authorization and accreditation. ED may temporarily and provisionally certify an institution seeking approval of a change of control under certain circumstances while ED reviews the institution’s application. The temporary provisional certification typically remains in effect on a month-to-month basis during ED’s review of the application as long as the school timely submits certain documentation during the course of ED’s review.

On December 31, 2019, we entered into a Membership Interest Purchase Agreement with the sole member of Integrity. We purchased from the sole member of Integrity, 24.5% of her interest and obtained an exclusive option to acquire her remaining membership interest upon payment of $100, which was exercised on September 15, 2020. For purposes of our financial statements, the acquisition of Integrity is deemed to have been effective as of December 31, 2019. We believe that a change in ownership and control of Integrity did not occur until September 15, 2020 under the change in ownership and control standards of ED and the other educational agencies that regulate Integrity, but these standards are subject to interpretation by the respective agencies. If ED or one of our other educational regulators concludes that a change in ownership or control occurred prior to September 15, 2020, we could be subject to liabilities or other sanctions by ED and/or our other regulators. Integrity currently holds a temporary provisional program participation agreement with ED in connection with our acquisition of the institution. ED and Integrity’s other educational regulators are currently reviewing the change in ownership and control of Integrity in connection with our acquisition of Integrity.

The time required for ED to act on such an application may vary substantially. ED recertification of an institution following a change of control will be on a provisional basis if ED approves the institution’s application and could contain restrictions or conditions depending on the outcome of its review of the institution including its administrative capability and financial stability. The approval processes for state and accrediting agencies vary in scope and timing with some agencies requiring approval prior to the acquisition and others not conducting their review until after the acquisition has taken place. Thus, any plans to expand our business through acquisition of additional schools and have them certified by ED to participate in the Title IV Programs will be subject to the timing and outcome of the review and approval processes of ED and the relevant state education agencies and accreditors and could be impacted by any conditions or restrictions imposed by ED or other agencies on the institution under our ownership.

On August 13, 2021, we entered into the Merger Agreement. We anticipate completing the acquisition of Asher on or before December 15, 2021, subject to receipt of regulatory approvals and satisfaction of other closing conditions. Upon completion of the acquisition, we expect to submit an application for approval of the change in ownership resulting in a change of control and request a temporary provisional program participation agreement. We also will be required to apply for and obtain approval of the change in ownership and control from the institutions’ other educational regulators.

If we or one of our institutions undergoes a change in ownership or control, we may be required to obtain approval from ED and other regulatory agencies that oversee our institutions and may be subject to further conditions or restrictions as a result of the change.

In addition to school acquisitions, other types of transactions can also cause a change of control. ED, most of our state education agencies, our accreditors, and other regulators have standards pertaining to the change of control of schools, but these standards are not uniform. ED regulations describe some transactions that constitute a change of control, including the transfer of a controlling interest in the voting stock of an institution or the institution’s parent corporation including our company. A significant purchase or disposition of our common stock could be determined by ED to be a change of control under this standard. ED has announced its intention to establish negotiated rulemaking committees to prepare proposed regulations on topics including the change in ownership and control of institutions of higher education.

Most of our state education agencies, our accreditors, and other regulators include the sale of a controlling interest of common stock in the definition of a change of control although some agencies could determine that the sale or disposition of a smaller interest would result in a change of control. A change of control under the definition of one of these agencies would require the affected school to reaffirm its state authorization, accreditation, or other approval. Some agencies would require approval prior to a sale or disposition that would result in a change of control in order to maintain authorization or accreditation. The requirements to obtain such reaffirmation from the states and our accreditors vary widely.

The Reorganization and this offering could be viewed as a change in ownership or control by ED or one or more of our regulators or accreditors. We are in the process of verifying with ED and our other regulators and accreditors whether they will treat the Reorganization as a change in ownership or control requiring agency approval. If ED or other agencies require us to obtain approvals in connection with the Reorganization , we will be required to undergo an application process for approvals from the applicable agencies and could be subject to conditions or restrictions depending on the outcome of the approval process. ED has notified us in writing in response to our written submissions that the Reorganization will not be treated as a change in ownership resulting in a change of control requiring approval. We have not yet received responses from our other regulators and accreditors as to whether they will treat the Reorganization as a change in ownership or control requiring approval.

We also are in the process of verifying with ED and our other regulators and accreditors whether they will treat the offering as a change in ownership or control requiring agency approval. We do not intend to move forward with the offering until we receive such verifications from ED and other agencies. If ED or other agencies require us to obtain approvals in connection with the offering, we will be required to undergo an application process for approvals from the applicable agencies and could be subject to conditions or restrictions depending on the outcome of the approval process. We would be required to obtain approvals prior to the offering from those agencies that require approval to be obtained prior to the occurrence of a change in ownership or control. We are in the process of initiating communications with ED and our other regulators and accreditors on this subject and have not received responses as to whether they will treat the offering as a change in ownership or control requiring agency approval.

A change of control could occur as a result of future transactions in which the Company or our schools are involved. Some corporate reorganizations and some changes in the board of directors of the Company are examples of such transactions. Once we become a publicly traded corporation, ED regulations provide that a change of control also could occur in one of two ways: (a) if a person acquires ownership and control of the corporation so that the corporation is required to file a Current Report on Form 8-K with the Securities and Exchange Commission disclosing the change of control or (b) if the corporation has a shareholder that owns at least 25% of the total outstanding voting stock of the corporation and is the largest shareholder of the corporation, and that shareholder ceases to own at least 25% of such stock or ceases to be the largest shareholder. These standards are subject to interpretation by ED.

Moreover, the potential adverse effects of a change of control could influence future decisions by us and our stockholders regarding the sale, purchase, transfer, issuance or redemption of our stock. In addition, the adverse regulatory effect of a change of control also could discourage bids for shares of our common stock and could have an adverse effect on the market price of our shares.

Our failure to comply with laws and regulations prohibiting misrepresentations regarding our institutions could result in sanctions, liabilities or litigation that could have an adverse effect on our business and results of operations.

ED’s regulations prohibit an institution that participates in the Title IV Programs from engaging in substantial misrepresentation of the nature of its educational programs, financial charges, graduate employability or its relationship with ED. A “misrepresentation” includes any false, erroneous, or misleading statement (whether made in writing, visually, orally, or through other means) that is made by an eligible institution, by one of its representatives, or by a third party that provides to the institution educational programs, marketing, advertising, recruiting, or admissions services and that is made to a student, prospective student, any member of the public, an accrediting or state agency, or to ED. ED defines a “substantial misrepresentation” to include any misrepresentation on which the person to whom it was made could reasonably be expected to rely, or has reasonably relied, to that person’s detriment. The definition of “substantial misrepresentation” is broad and, therefore, it is possible that a statement made by the institution or one of its service providers or representatives could be construed by ED to constitute a substantial misrepresentation. If ED determines that one of our institutions has engaged in substantial misrepresentation, ED may impose sanctions or other conditions upon the institution including, but not limited to, initiating an action to fine the institution or limit, suspend, or terminate its eligibility to participate in the Title IV Programs and may seek to discharge students’ loans and impose liabilities upon the institution. Other federal agencies, state agencies, and accrediting agencies have similar rules that prohibit certain types of misrepresentations or unfair marketing and advertising practices by us or others on our behalf on a variety of subjects including, without limitation, the accuracy and substantiation of rates of graduation, job placement, and passage of occupational licensure examinations. Noncompliance with these requirements could result in sanctions, liabilities, or third-party litigation that could have an adverse effect on our business and results of operations.

If our institutions fail to comply with regulations regarding accurate and timely refunds and returns of Title IV Program aid in connection with students who withdraw from their programs, we could be subject to liabilities and sanctions.

An institution participating in the Title IV Programs must calculate the amount of unearned Title IV Program funds that have been disbursed to students who withdraw from their educational programs before completing them, and must return those unearned funds to ED in a timely manner, which is generally within 45 days from the date the institution determines that the student has withdrawn. The failure to return funds on time or at all can result in liabilities or sanctions.

If an institution is cited in an audit or program review for returning Title IV Program funds late for 5% or more of the students in the audit or program review sample or if the regulatory auditor identifies a material weakness in the institution’s report on internal controls relating to the return of unearned Title IV Program funds, the institution may be required to post a letter of credit in favor of ED in an amount equal to 25% of the total amount of Title IV Program funds that should have been returned for students who withdrew in the institution’s prior fiscal year. None of HDMC, CCC, or Integrity have received such a finding in either of the two most recently completed annual Title IV Program compliance audits submitted to ED.

If we open new campuses or add or change new educational programs, we may be required to obtain approvals from ED and our state and accrediting agencies.

For-profit educational institutions must be authorized by their state education agencies and be fully operational for two years before applying to ED to participate in the Title IV Programs. However, an institution that is certified to participate in the Title IV Programs may establish an additional location and apply to participate in the Title IV Programs at that location without reference to the two-year requirement, if such additional location satisfies all other applicable ED eligibility requirements. Our expansion plans are based, in part, on our ability to open new schools as additional locations of our existing institutions and are dependent upon ED’s timely review and approval of new campuses.

A student may use Title IV Program funds only to pay the costs associated with enrollment in an eligible educational program offered by an institution participating in the Title IV Programs. Generally, unless otherwise required by ED or regulation, an institution that is eligible to participate in the Title IV Programs may add a new educational program without ED approval. Institutions that are provisionally certified may be required to obtain approval of certain educational programs. Our CCC and Integrity institutions are provisionally certified and required to obtain prior ED approval of new locations and educational programs. If an institution erroneously determines that an educational program is eligible for purposes of the Title IV Programs, the institution would likely be liable for repayment of Title IV Program funds provided to students in that educational program. Our expansion plans are based, in part, on our ability to add new educational programs at our existing schools and make periodic updates to our programs.

In addition to ED, some of the state education agencies and our accreditors also have requirements that may affect our schools’ ability to open a new campus, establish an additional location of an existing institution or add or change educational programs. Approval by these agencies may be conditioned, delayed or denied and could be negatively impacted due to regulatory inquiries or reviews and any adverse publicity relating to such matters or the industry generally.

If our students’ access to financial aid from state sources, from federal sources other than the Title IV Programs, or from alternative loan programs is lost or reduced, it could impact our results of operations.

Some of our students receive financial aid from federal sources other than the Title IV Programs, such as programs administered by the U.S. Department of Veterans Affairs and under the Workforce Innovation and Opportunity Act. In addition, some states also provide financial aid to our students in the form of grants, loans or scholarships. The eligibility and compliance requirements for these federal and state financial aid programs are extensive and vary among the funding agencies and by program. Our failure to comply with legal requirements applicable to federal and state financial assistance programs could result in repayment liabilities, sanctions, or loss of eligibility to participate in those programs which could impact our results of operations and also impact our compliance with ED’s 90/10 Rule which requires our institutions to generate revenues from sources other than the Title IV Programs.

States that provide financial aid to our students are facing significant budgetary constraints. Some of these states have reduced the level of state financial aid available to our students. Due to state budgetary shortfalls and constraints in certain states in which we operate, we believe that the overall level of state financial aid for our students is likely to continue to decrease in the near term, but we cannot predict how significant any such reductions will be or how long they will last. Federal budgetary shortfalls and constraints, or decisions by federal lawmakers to limit or prohibit access by our institutions or their students to federal financial aid, could result in a decrease in the level of federal financial aid for our students.

In addition to the Title IV Programs and other government-administered programs, all of our schools participate in alternative loan programs for their students. Alternative loans fill the gap between what the student receives from all financial aid sources and what the student may need to cover the full cost of his or her education. We also extend credit for tuition and fees to students that attend our campuses. We are required to comply with applicable federal and state laws related to certain consumer and educational loans and credit extensions and are subject to review by federal and state agencies responsible for overseeing compliance with these requirements. Our failure to comply with these requirements could result in repayment liabilities, sanctions, investigations or litigation which could impact our results of operations.

Government and regulatory agencies and third parties may conduct compliance reviews and audits or bring actions against us that could result in monetary liabilities, injunctions, loss of eligibility for the Title IV Programs or other adverse outcomes.

Because we operate in a highly regulated industry, we are subject to compliance reviews and audits as well as claims of noncompliance and lawsuits by government agencies, regulatory agencies and third parties. Our schools are subject to audits, program reviews, site visits and other reviews by various federal and state regulatory agencies, including, but not limited to, ED, ED’s Office of Inspector General, state education agencies and other state regulators, the U.S. Department of Veterans Affairs and other federal agencies and by our accrediting agencies. In addition, each of our institutions must retain an independent certified public accountant to conduct an annual audit of the institution’s administration of Title IV Program funds. The institution must submit the resulting audit report to ED for review.

If one of our schools fails to comply with accrediting or state licensing requirements, such school and its main and/or branch campuses and educational programs could be subject to the loss of state licensure or accreditation, which in turn could result in a loss of eligibility to participate in the Title IV Programs. If ED or another agency determined that one of our institutions improperly disbursed Title IV Program funds or other financial assistance funds or violated a provision of the HEA or ED regulations, the institution could be required to repay such funds and related costs to ED or other agencies, and could be assessed an administrative fine or subject to other sanctions including loss of eligibility to participate in the impacted financial assistance program. ED could also place the institution on provisional certification status and/or transfer the institution to the reimbursement or cash monitoring system of receiving Title IV Program funds, under which an institution must disburse its own funds to students and document the students’ eligibility for Title IV Program funds before receiving such funds from ED.

Significant violations of Title IV Program requirements by us or any of our institutions could be the basis for ED to limit, suspend, terminate, revoke, or decline to renew the participation of the affected institution in the Title IV Programs or to seek civil or criminal penalties. We and our schools are also subject to claims and lawsuits relating to regulatory compliance brought not only by federal and state regulatory agencies and our accrediting bodies, but also by third parties, such as present or former students or employees and other members of the public.

If the result of any pending or future proceeding, lawsuit or investigation is unfavorable to us, we may be required to pay money damages or be subject to fines, limitations, conditions, loss of Title IV Program funding and eligibility for other financial assistance programs, loss of accreditation or state authorization, injunctions or other penalties. Even if we adequately address issues raised by an agency review or successfully defend a lawsuit or claim, we may have to divert significant financial and management resources from our ongoing business operations to address issues raised by those actions. Claims and lawsuits brought against us may damage our reputation or adversely affect our stock price, even if such actions are eventually determined to be without merit.

Risks Related to Our Business

We have experienced operating losses in the past.

We have previously experienced losses from our operations. If our revenue and gross profit do not continue to grow at a greater rate than our operating expenses, we may not be able to maintain profitability. A number of our operating expenses, including expenses related to our campus operations, are fixed. If we are not able to either reduce these fixed obligations or other expenses or maintain or grow our revenue, our near-term operating losses may increase. Additionally, we may encounter unforeseen operating or legal expenses, difficulties, complications, delays and other factors that may result in losses in future periods. If our expenses exceed our revenue, we may not maintain profitability and our business may be harmed.

If we fail to comply with the rules under Sarbanes-Oxley related to accounting controls and procedures in the future, or, if we discover material weaknesses and other deficiencies in our internal control and accounting procedures, our stock price could decline significantly and raising capital could be more difficult.

Section 404 of Sarbanes-Oxley Act of 2002, as amended (“Sarbanes-Oxley”), requires annual management assessments of the effectiveness of our internal control over financial reporting. If we fail to comply with the rules under Sarbanes-Oxley related to disclosure controls and procedures in the future, or, if we discover material weaknesses and other deficiencies in our internal control and accounting procedures, our stock price could decline significantly and raising capital could be more difficult. If material weaknesses or significant deficiencies are discovered or if we otherwise fail to achieve and maintain the adequacy of our internal control, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with Section 404 of Sarbanes-Oxley. Moreover, effective internal controls are necessary for us to produce reliable financial reports and are important to helping prevent financial fraud. If we cannot provide reliable financial reports or prevent fraud, our business and operating results could be harmed, investors could lose confidence in our reported financial information, and the trading price of our common stock could drop significantly.

Our financial performance depends on the level of student enrollment in our institutions.

Stagnant wage growth and heightened financial worries could continue to affect the willingness of students to incur loans to pay for postsecondary education and to pursue postsecondary education in general. An improving economy and improving job prospects may lead prospective students to choose to work rather than to pursue postsecondary education. Our enrollments could suffer from any of these circumstances.

Enrollment of students at our institutions is impacted by many of the regulatory risks discussed above and business risks discussed below, many of which are beyond our control. If the costs of Title IV loans increase and if availability of alternate student financial aid decreases, students may decide not to enroll in a postsecondary institution, including our institutions. We could experience decreasing enrollments in our institutions due to changing demographic trends in family size, overall declines in enrollment in postsecondary institutions or in for-profit institutions, job growth in fields unrelated to our core disciplines, immigration and visa laws, or other societal factors.

Reduced enrollments at our institutions, for any of the reasons mentioned or otherwise, may reduce our profitability and is likely to have a negative impact on our business, results of operation, financial condition and cash flows, which, depending on the level of the decline, could be material.

We compete with a variety of educational institutions and if we are unable to compete effectively, our total student enrollment and revenue could be adversely impacted.

The postsecondary education industry is highly fragmented and increasingly competitive. Our institutions compete with traditional public and private two-year and four-year colleges and universities, other for-profit institutions, and alternatives to higher education, such as immediate employment and military service. Some public and private institutions charge lower tuition for courses of study similar to those offered by our institutions due, in part, to government subsidies, government and foundation grants, tax-deductible contributions and other financial resources not available to for-profit institutions, and this competition may increase if additional subsidies or resources become available to those institutions. For example, a typical community college is subsidized by local or state government and, as a result, tuition rates for associate degree programs are much lower at community colleges than at our institutions. Both the federal government and several states have proposed programs to enable residents to attend public institutions and community colleges for free. Our competitors may have substantially greater brand recognition and financial and other resources than we have or may be subject to fewer regulatory burdens on enrollment and financial aid processes, which may enable them to compete more effectively for potential students. An increase in competition could affect the success of our recruiting efforts or cause us to reduce our tuition rates and increase our marketing and other recruiting expenses, which could adversely impact our profitability and cash flows.

Our financial performance depends on our ability to develop awareness among, and enroll and retain, students in our institutions and programs in a cost effective manner.

If our institutions are unable to successfully market and advertise their educational programs, our institutions’ ability to attract and enroll prospective students in those programs could be adversely affected. We have been investing in initiatives to improve student experiences, retention and academic outcomes. If these initiatives do not succeed, our ability to attract, enroll and retain students in our programs could be adversely affected. Consequently, our ability to increase revenue or maintain profitability could be impaired. Some of the factors that could prevent us from successfully marketing our institutions and the programs that they offer include, but are not limited to: student or employer dissatisfaction with educational programs and services; diminished access to prospective students; our failure to maintain or expand our brand names or other factors related to our marketing or advertising practices; Federal Communications Commission (“FTC”) restrictions on contacting prospective students, Internet, mobile phone and other advertising and marketing media; costs and effectiveness of Internet, mobile phone and other advertising programs; and changing media preferences of our target audiences.

Our business is subject to fluctuations caused by seasonality or other factors beyond our control, which may cause our operating results to fluctuate from quarter to quarter.

We have experienced, and expect to continue to experience, seasonal fluctuations in our revenues and results of operations, primarily due to seasonal changes in student enrollments. We generally experience a seasonal increase in new enrollments during the first quarter of our fiscal year, as well as during the third quarter each year, when most other colleges and universities begin their fall semesters and subsequent to holiday break. While we enroll students throughout the year, our second quarter revenue generally is lower than other quarters due to the holiday season.  Other factors beyond our control, such as special events that take place during a quarter when our student enrollment would normally be high, may have a negative impact on our student enrollments. We expect quarterly fluctuations in our revenues and results of operations to continue. These fluctuations could result in volatility and adversely affect our operations from one quarter to the next.

The COVID-19 pandemic could have a material adverse impact on our business, results of operations, financial condition and/or cash flows. The extent to which COVID-19 effects our business will depend on future developments, which are highly uncertain and largely beyond our control.

The COVID-19 pandemic has caused significant disruption to the U.S. and world economies, including the closing of many schools and businesses for extended periods of time, significantly higher unemployment and underemployment, significantly lower interest rates and equity market valuations, and extreme volatility in the U.S. and world financial markets. We expect that the impact of the COVID-19 pandemic on the U.S. economy could materially adversely affect our results of operations and financial condition, and/or our cash flows.

Our employees had to move to a work-from-home environment from March 2020 through July 2020 and some of our faculty continue to work remotely. We have never had to run our operations entirely remotely for an extended period of time unanticipated issues arising from handling personal, confidential and other information from a less efficient work-from-home environment could adversely impact our operations and lead to greater risk for us.

The extent to which the COVID-19 pandemic impacts our business, results of operations, financial condition and/or cash flows will depend on future developments, which are highly uncertain and largely beyond our control, including, among others: the scope and duration of the pandemic; the number of our employees, students, and vendors adversely affected by the pandemic; the broader public health and economic dislocations resulting from the pandemic; any legislative or regulatory changes or other actions taken by governmental authorities to limit the public health, financial and economic impacts of the COVID-19 pandemic; any reputational damage related to the public perception of our or our industry’s response to the COVID-19 pandemic; and the impact of the COVID-19 pandemic on local, and U.S. economies. We do not yet know the full extent of the impacts of the COVID-19 pandemic on our business; however, these effects could have a material impact on our operations, and we continue to monitor the situation closely.

If we are unable to successfully resolve future litigation and regulatory and governmental inquiries involving us, or face regulatory actions or litigation, our financial condition and results of operations could be adversely affected.

From time to time, we and certain of our current and former directors and executive officers may become named as defendants in various lawsuits, investigations and claims covering a range of matters, including, but not limited to, violations of the federal securities laws, breaches of fiduciary duty and claims made by current and former students and employees of our institutions. Claims may include qui tam actions filed in federal court by individual plaintiffs on behalf of themselves and the federal government alleging violations of the False Claims Act. Qui tam actions are filed under seal and remain under seal until the government decides whether it will intervene in the case. If the government elects to intervene in an action, it assumes primary control of that matter; if the government elects not to intervene, then individual plaintiffs may continue the litigation at their own expense on behalf of the government.

We and our institutions may also become subject to audits, compliance reviews, inquiries, investigations, claims of non-compliance and litigation by ED, federal and state regulatory agencies, accrediting agencies, state attorney general offices, present and former students and employees, and others that may allege violations of statutes, regulations, accreditation standards, consumer protection and other legal and regulatory requirements applicable to us or our institutions. If the results of any such audits, reviews, inquiries, investigations, claims, or actions are unfavorable to us, we may be required to pay monetary damages or be subject to fines, operational limitations, loss of federal funding, injunctions, undertakings, additional oversight and reporting, or other civil or criminal penalties.

Even if we maintain compliance with applicable governmental and accrediting body regulations, regulatory scrutiny or adverse publicity arising from allegations of non-compliance may increase our costs of regulatory compliance and adversely affect our financial results, growth rates and prospects. For example, Congressional hearings and investigations by state attorneys general, Consumer Financial Protection Bureau and FTC affecting for-profit institutions may spur plaintiffs’ law firms or others to initiate additional litigation against us and other for-profit education providers.

We are subject to a variety of other claims and litigation that arise from time to time alleging non-compliance with or violations of state or federal regulatory matters including, but not limited to, claims involving students, graduates and employees. In the event the extensive changes in the overall federal and state regulatory construct results in additional statutory or regulatory bases for these types of matters, or other events result in more of such claims or unfavorable outcomes to such claims, there exists the possibility of a material adverse impact on our business, reputation, financial position, cash flows and results of operations for the periods in which the effects of any such matter or matters becomes probable and reasonably estimable. In addition, proposals have been made to limit the use of pre-dispute resolution clauses and class action waivers in student enrollments agreements. Implementation of these initiatives may result in increased litigation costs.

We cannot predict the ultimate outcome of these and future matters and may incur significant defense costs and other expenses in connection with them. We may be required to pay substantial damages or settlement costs in excess of our insurance coverage related to these matters. Government investigations and any related legal and administrative proceedings may result in the institution of administrative, civil injunctive or criminal proceedings against us and/or our current or former directors, officers or employees, or the imposition of significant fines, penalties or suspensions, or other remedies and sanctions. Any such costs and expenses could have a material adverse effect on our financial condition and results of operations and the market price of our common stock.

Our future financial condition and results of operations could be materially adversely affected if we are required to write down the carrying value of non-financial assets and non-financial liabilities, including long-lived assets, deferred tax assets and goodwill and intangible assets, such as our trade names.

In accordance with GAAP, we review our non-financial assets, including goodwill and indefinite-lived intangible assets, such as our trade names, for impairment on at least an annual basis. We test goodwill for impairment at the reporting unit level on an annual basis on June 30 for each fiscal year or more frequently if events or changes in circumstances indicate that the carrying amount of goodwill may not be recoverable. If it is determined that the fair value is less than its carrying amount, the excess of the goodwill carrying amount over the implied fair value is recognized as an impairment loss. We evaluate long-lived assets for impairment whenever events or changes in circumstances indicate that their net book value may not be recoverable. When such factors and circumstances exist, we compare the projected undiscounted future cash flows associated with the related asset or group of assets over their estimated useful lives against their respective carrying amount. Impairment, if any, is based on the excess of the carrying amount over the fair value, based on market value when available, or discounted expected cash flows, of those assets and is recorded in the period in which the determination is made. On an interim basis, we review our assets and liabilities to determine if a triggering event had occurred that would result in it being more likely than not that the fair value would be less than the carrying amount for any of our reporting units or indefinite-lived intangible assets. Our estimates of fair value for these are based primarily on projected future results and expected cash flows consistent with our plans to manage the underlying businesses. However, should we encounter unexpected economic conditions or operational results or need to take additional actions not currently foreseen to comply with current and future regulations, the assumptions used to calculate the fair value of our assets, estimate of future cash flows, revenue growth, and discount rates, could be negatively impacted and could result in an impairment of goodwill or other long-lived assets which could materially adversely affect our financial condition and results of operations.

The loss of our key personnel could harm us.

Our future success depends largely on the skills, efforts and motivation of our executive officers and other key personnel, including LeeAnn Rohmann, our Chief Executive Officer, as well as on our ability to attract and retain qualified managers and our institutions’ ability to attract and retain qualified faculty members and administrators. These transitions and loss of key personnel in the future could slow implementation of key initiatives, lead to changes in or create uncertainty about our business strategies or otherwise impact management’s attention to operations. We face competition in attracting, hiring and retaining executives and key personnel who possess the skill sets and experiences that we seek. In particular, our performance is dependent upon the availability and retention of qualified personnel for our ongoing investments in our student support operations. Cost reduction measures due to declining enrollments, our recent operating losses and the negative publicity surrounding our industry make it difficult and more expensive to attract, hire and retain qualified and experienced personnel. In addition, key personnel may leave us and subsequently compete against us after any period they are contractually obligated not to pursue such activities. The loss of the services of our key personnel, or our failure to attract, integrate and retain other qualified and experienced personnel on acceptable terms and in a timely manner could adversely affect our results of operations or growth prospects.

We may be compelled to terminate programs due to regulatory considerations or declining enrollments and may incur additional costs and expenses, or fail to achieve anticipated cost savings and business efficiencies, associated with past or future exit or restructuring activities.

We must balance current student populations and projected changes in student population with appropriate levels of costs and investment in real estate and our online platforms. Changes in the economy, regulatory environment or our eligibility for Title IV Program funds or other federal and state student financial assistance may cause us to terminate programs. Closing facilities or other exit activities involve costs and expenses which can be significant. Actual costs and expenses involved in closing facilities or other exit activities may be higher than expected. Under ED regulations, students at closed schools may qualify for discharges of federal student loans and ED may impose the amount of loan discharges as liabilities on the institution or affiliated parties including us. The benefits anticipated from closing facilities, other exit activities or restructuring activities such as those involved in our transformation strategy may be less than anticipated due to a number of factors including unanticipated expenses in teaching out campuses and higher than expected lease costs. Negative trends in the real estate market could impact the costs related to teaching out campuses and the success of our initiatives to reduce our real estate obligations. Finally, our transformation strategy may not achieve the anticipated cost savings and business efficiencies.

Our financial performance depends, in part, on our ability to keep pace with changing market needs and technology.

Increasingly, prospective employers of students who graduate from our institutions demand that their new employees possess appropriate technological skills and also appropriate “soft” skills, such as communication, critical thinking and teamwork skills. These skills can evolve rapidly in a changing economic and technological environment, so it is important for our institutions’ educational programs to evolve in response to those economic and technological changes. Current or prospective students or the employers of our graduates may not accept expansion of our existing programs, improved program content and the development of new programs. Even if our institutions are able to develop acceptable new and improved programs in a cost-effective manner, our institutions may not be able to begin offering them as quickly as prospective employers would like or as quickly as our competitors offer similar programs. If we are unable to adequately respond to changes in market requirements due to regulatory or financial constraints, rapid technological changes or other factors, our ability to attract and retain students could be impaired, the rates at which our graduates obtain jobs involving their fields of study could decline, and our results of operations and cash flows could be adversely affected.

Government regulations relating to the Internet could increase our cost of doing business or otherwise have a material adverse effect on our business.

The increasing popularity and use of the Internet and other online services has led and may lead to the adoption of new laws and regulatory practices in the United States or in foreign countries and to new interpretations of existing laws and regulations. These new laws and interpretations may relate to issues such as online privacy, copyrights, trademarks and service marks, sales taxes, fair business practices and the requirement that online education institutions qualify to do business as foreign corporations or be licensed in one or more jurisdictions where they have no physical location or other presence. New laws, regulations or interpretations related to doing business over the Internet could increase our costs and adversely affect enrollments.

We are subject to privacy and information security laws and regulations due to our collection and use of personal information, and any violations of those laws or regulations, or any breach, theft or loss of that information, could adversely affect our reputation and operations.

Our efforts to attract and enroll students result in us collecting, using and keeping substantial amounts of personal information regarding applicants, our students, their families and alumni, including social security numbers and financial data. We also maintain personal information about our employees in the ordinary course of our activities. Our services and those of our vendors and other information can be accessed globally through the Internet. We rely extensively on our network of interconnected applications and databases for day to day operations as well as financial reporting and the processing of financial transactions. Our computer networks and those of our vendors that manage confidential information for us or provide services to our students may be vulnerable to unauthorized access, inadvertent access or display, theft or misuse, hackers, computer viruses, or third parties in connection with hardware and software upgrades and changes. Such unauthorized access, misuse, theft or hacks could evade our intrusion detection and prevention precautions without alerting us to the breach or loss for some period of time or may never be detected. We have experienced malware and virus attacks on our systems which went undetected by our virus detection and prevention software. Regular patching of our computer systems and frequent updates to our virus detection and prevention software with the latest virus and malware signatures may not catch newly introduced malware and viruses or “zero-day” viruses, prior to their infecting our systems and potentially disrupting our data integrity, taking sensitive information or affecting financial transactions. Because our services can be accessed globally via the Internet, we may be subject to privacy laws in countries outside the U.S. from which students access our services, which laws may constrain the way we market and provide our services. While we utilize security and business controls to limit access to and use of personal information, any breach of student or employee privacy or errors in storing, using or transmitting personal information could violate privacy laws and regulations resulting in fines or other penalties. The adoption of new or modified state or federal data or cybersecurity legislation could increase our costs and/or require changes in our operating procedures or systems. A breach, theft or loss of personal information held by us or our vendors, or a violation of the laws and regulations governing privacy could have a material adverse effect on our reputation or result in lawsuits, additional regulation, remediation and compliance costs or investments in additional security systems to protect our computer networks, the costs of which may be substantial.

System disruptions and vulnerability from security risks to our online technology infrastructure could have a material adverse effect on our ability to attract and retain students.

For our campuses, the performance and reliability of program infrastructure is critical to their operations, reputation and ability to attract and retain students. Any computer system error or failure, significant increase in traffic on our computer networks, or any significant failure or unavailability of our computer networks, including, but not limited to, those as a result of natural disasters and network and telecommunications failures could materially disrupt our delivery of these programs. Any interruption to our institutions’ computer systems or operations could have a material adverse effect on our total student enrollment, our business, financial condition, results of operations and cash flows.

Our computer networks may also be vulnerable to unauthorized access, computer hackers, computer viruses and other security threats. A user who circumvents security measures could misappropriate proprietary information or cause interruptions or malfunctions in our operations. Due to the sensitive nature of the information contained on our networks hackers may target our networks. We may be required to expend significant resources to protect against the threat of these security breaches or to alleviate problems caused by these breaches. We cannot ensure that these efforts will protect our computer networks against security breaches despite our regular monitoring of our technology infrastructure security.

Any general decline in Internet use for any reason, including security or privacy concerns, cost of Internet service or changes in government regulation, could result in less demand for online educational services and inhibit growth in our online programs.

We may incur liability for the unauthorized duplication or distribution of class materials posted online for class discussions.

In some instances our faculty members or our students may post various articles or other third-party content on class discussion boards or download third-party content to personal computers. We may incur claims or liability for the unauthorized duplication or distribution of this material. Any such claims could subject us to costly litigation and could impose a strain on our financial resources and management personnel regardless of whether the claims have merit.

We rely on proprietary rights and intellectual property in conducting our business, which may not be adequately protected under current laws, and we may encounter disputes from time to time relating to our use of intellectual property of third parties.

Our success depends in part on our ability to protect our proprietary rights. We rely on a combination of copyrights, trademarks, service marks, trade secrets, domain names and agreements to protect our proprietary rights. We may also rely upon service mark and trademark protection in the United States to protect our rights to our marks as well as distinctive logos and other marks associated with our services; however, any measures we may take may not be adequate, and we cannot be certain that we will be able to secure, appropriate protections for our proprietary rights. Unauthorized third parties may attempt to duplicate proprietary aspects of our curricula, online resource material and other content despite our efforts to protect these rights. Our management’s attention may be diverted by these attempts, and we may need to use funds for lawsuits to protect our proprietary rights against any infringement or violation.

In addition, we may encounter disputes from time to time over rights and obligations concerning intellectual property, and we may not prevail in these disputes. Third parties may raise a claim against us alleging an infringement or violation of the intellectual property of that third party. Some third-party intellectual property rights may be extremely broad, and it may not be possible for us to conduct our operations in such a way as to avoid those intellectual property rights. Any such intellectual property claim could subject us to costly litigation and impose a significant strain on our financial resources and management personnel regardless of whether such claim has merit.

Risks Related to Our Acquisition of Asher

Integrating Asher’s business with our business may be more difficult, costly, or time-consuming than expected, and we may not realize the expected benefits of our acquisition of Asher, which may adversely affect our business, financial condition, and results of operations.

If we experience greater than anticipated costs to integrate, or are not able to successfully integrate, Asher’s business into our existing operations, we may not be able to achieve the anticipated benefits of our acquisition of Asher, including cost savings and other synergies and growth opportunities. Even if the integration of Asher’s business is successful, we may not realize all of the anticipated benefits of our acquisition of Asher during the anticipated time frame, or at all. For example, events outside our control, such as changes in regulation and laws, as well as economic trends, including as a result of the COVID-19 pandemic, could adversely affect our ability to realize the expected benefits from our acquisition of Asher.

An inability to realize the full extent of the anticipated benefits of our acquisition of Asher, as well as any delays encountered in the integration process, could have an adverse effect upon our revenue, level of expenses, and results of operations. In addition, it is possible that the integration process could result in the loss of key employees, errors or delays in the implementation of shared services, the disruption of our ongoing business, or inconsistencies in standards, controls, procedures, and policies that may adversely affect our ability to maintain relationships with other employees and students or to achieve the anticipated benefits of our acquisition of Asher. Integration efforts also may divert management’s attention and resources.

For all of these reasons, we may not be able to achieve the anticipated benefits of our acquisition of Asher, which could adversely affect our business, financial condition, and results of operations, and could cause the price of our common stock to decline.

We have incurred, and will continue to incur, significant transaction costs and integration costs in connection with our acquisition of Asher and there is no guarantee that we will be able to complete our acquisition of Asher.

We have incurred and expect to continue to incur significant costs, expenses, and fees, including fees for professional services and other transaction costs, in connection with our potential acquisition of Asher. Our acquisition of Asher is contingent upon certain closing conditions, including the receipt of approval from certain educational agencies, which may not be satisfied and accordingly there is no guarantee that we will be able to complete our acquisition of Asher. Moreover, we will be required to obtain approvals from other educational agencies including ED, which might not be obtained at all or without burdensome conditions which would impair our ability to continue operating Asher College and IntelliTec and could adversely affect our business, financial condition, and results of operations, and could cause the price of our common stock to decline.

Asher may have liabilities that are not known to us.

Asher may have liabilities that we fail, or are unable, to discover in the course of performing our due diligence investigations in connection with our acquisition of Asher. We may learn additional information about Asher that materially and adversely affects us and Asher, such as unknown or contingent liabilities and liabilities related to compliance with applicable laws. Moreover, Asher College and IntelliTec may be subject to audits, compliance reviews, inquiries, investigations, and claims of non-compliance and litigation by federal and state regulatory agencies, accrediting agencies, state attorney general offices, present and former students and employees which could result in liabilities or other sanctions. Any such liabilities or sanctions, individually or in the aggregate, could have an adverse effect on our business, financial condition, and results of operations.

If we are unable to manage our anticipated post-acquisition growth effectively, our business could be adversely affected.

We anticipate that as a result of the expansion of our operations as a result of the Asher acquisition, new personnel may be required in all areas of our operations in order to continue to implement our post-acquisition business plan. Our future operating results depend to a large extent on our ability to manage this expansion and growth successfully while conducting our operations in compliance with current and future laws and regulations. For us to continue to manage such growth, we must put in place legal and accounting systems and implement human resource management and other tools. We can provide no assurance that we will be able to successfully manage this anticipated rapid growth. A failure to manage our growth effectively could materially and adversely affect our business and results of operations.

The pro forma financial statements are based upon a number of assumptions and estimates and may not be a good indication of future financial results for the combined company.

The pro forma condensed consolidated financial statements included in this prospectus are presented for illustrative purposes only, are based on a number of assumptions, judgments and estimates many of which are preliminary, and may not be an indication of our financial condition or results of operations following the Asher acquisition. For example, the pro forma financial statements contemplate allocation to Asher’s assets and liabilities based on the total consideration paid by us to Asher’s shareholders. The consideration paid includes common stock and warrants. Significant assumptions are made in determining the value of our common stock and warrants. The allocation of the consideration to a variety of tangible and intangible assets and related amortization periods also involve assumptions, judgments and estimates. Any changes to assumptions used could have materially changed our pro forma results of operation. Our actual financial condition and results of operations following the Asher acquisition may not be consistent with, or evident from, these pro forma financial statements. In addition, the assumptions used in preparing the pro forma financial information may not prove to be accurate, and other factors may affect our financial condition or results of operations following the Asher acquisition. In addition, this offering is not conditioned upon completion of the Asher acquisition. Therefore, investors should refer to our historical financial statements included in this prospectus when evaluating an investment in our common stock.

This offering is not conditioned upon the closing of the proposed Asher acquisition, and there can be no assurance that the acquisition will be completed.

On August 13, 2021, we entered into Merger Agreement to acquire Asher. We expect the Asher acquisition to close in December 2021. The Merger Agreement is subject to a number of conditions that must be fulfilled in order to complete the Asher acquisition. Those conditions include continued accuracy of the representations and warranties by both parties and the performance by both parties of their covenants and agreements, absence of orders prohibiting the completion of the acquisition and certain other conditions specified in the Merger Agreement. In addition, both we and Asher have rights to terminate the Merger Agreement under certain circumstances specified in the Merger Agreement. Closing of the Asher acquisition is not subject to completion of this offering, and completion of the Asher acquisition is not a condition to completion of this offering. We cannot assure you that the Asher acquisition will be completed.

We have made certain assumptions relating to the Asher acquisition that may prove to be materially inaccurate.

We have made certain assumptions relating to the Asher acquisition that may prove to be inaccurate, including as the result of the failure to realize the expected benefits of the Asher acquisition, failure to realize expected revenue growth rates, higher than expected operating, transaction and integration costs, as well as general economic and business conditions that adversely affect the combined company following the Asher acquisition. These assumptions relate to numerous matters, including:

●	projections of Asher’s future revenue and revenue growth rates;
●	the amount of goodwill and intangibles that will result from the Asher acquisition;
●	certain other purchase accounting adjustments that we expect will be recorded in our financial statements in connection with the Asher acquisition;
●	acquisition costs, including transaction costs; and
●	other financial risks of the Asher acquisition.

We and Asher may have difficulty attracting, motivating, and retaining executives and other key employees in light of the Asher acquisition.

Uncertainty about the effect of the Asher acquisition on our and Asher’s employees may have an adverse effect on us or Asher and, consequently, the combined business resulting from the Asher acquisition. This uncertainty may impair our and Asher’s ability to attract, retain and motivate key personnel until the Asher acquisition is completed, or longer for the combined entity. Employee retention may be particularly challenging during the pendency of the Asher acquisition as our and Asher’s employees may experience uncertainty about their future roles with the combined business. We have identified several key employees, including key employees, who have been important to the development of Asher’s business, and we have attempted to implement employment compensation arrangements following the Asher acquisition to ensure these individuals’ continued employment with us. We cannot provide assurances that these arrangements will sufficiently incentivize these key employees to remain with us after the Asher acquisition. If key employees depart because of issues relating to the uncertainty and difficulty of integration, financial incentives or a desire not to become employees of the combined business, we may incur significant costs in identifying, hiring and retaining replacements for departing employees, which could substantially reduce or delay our ability to realize the anticipated benefits of the Asher acquisition.

Our and Asher’s business relationships may be subject to disruption due to uncertainty associated with the Asher acquisition.

Parties with which we or Asher do business may experience uncertainty associated with the Asher acquisition, including with respect to current or future business relationships with us, Asher, or the combined business. These business relationships may be subject to disruption as others may attempt to negotiate changes in existing relationships or consider entering into relationships with parties other than us, Asher, or the combined business, including our competitors or those of Asher. These disruptions could have a material adverse effect on the businesses, operating results, and financial condition of the combined business. The adverse effect of such disruptions could be exacerbated by a delay in the completion of the Asher acquisition or termination of the Merger Agreement.

Risk Related to Ownership of Our Common Stock and this Offering

An active trading market for our common stock may not develop, and you may not be able to sell your common stock at or above the initial public offering price.

Prior to the consummation of this offering, there has been no public market for our common stock. An active trading market for shares of our common stock may never develop or be sustained following this offering. If an active trading market does not develop, you may have difficulty selling your shares of common stock at an attractive price, or at all. The price for our common stock in this offering will be determined by negotiations between us and the underwriters, and it may not be indicative of prices that will prevail in the open market following this offering. Consequently, you may not be able to sell your common stock at or above the initial public offering price or at any other price or at the time that you would like to sell. An inactive market may also impair our ability to raise capital by selling our common stock, and it may impair our ability to attract and motivate our employees through equity incentive awards and our ability to acquire other companies, products or technologies by using our shares as consideration.

If we successfully list on the NYSE American, our shares are likely to be thinly traded for some time and an active market may never develop.

If we successfully list on the NYSE American, it is likely that initially there will be a very limited trading market for our common stock and we cannot ensure that a robust trading market will ever develop or be sustained. Our shares of common stock may be thinly traded, and the price, if traded, may not reflect our actual or perceived value. There can be no assurance that there will be an active market for our shares of common stock in the future. The market liquidity will be dependent on the perception of our operating business, competitive forces, state of the education industry and growth rate, among other things. We may, in the future, take certain steps, including utilizing investor awareness campaigns, press releases, road shows, and conferences to increase awareness of our business and any steps that we might take to bring us to the awareness of investors may require we compensate financial public relations firms with cash and/or stock. There can be no assurance that there will be any awareness generated or the results of any efforts will result in any impact on our trading volume. Consequently, investors may not be able to liquidate their investment or liquidate it at a price that reflects the value of the business and trading may be at an inflated price relative to the performance of our company due to, among other things, availability of sellers of our shares. If a market should develop, the price may be highly volatile. Because there may be a low price for our shares of common stock, many brokerage firms or clearing firms may not be willing to effect transactions in the securities or accept our shares for deposit in an account. Even if an investor finds a broker willing to effect a transaction in the shares of our common stock, the combination of brokerage commissions, transfer fees, taxes, if any, and any other selling costs may exceed the selling price. Further, many lending institutions will not permit the use of low priced shares of common stock as collateral for any loans.

Our stock price may be volatile, and you could lose all or part of your investment.

You should consider an investment in our common stock to be risky, and you should invest in our common stock only if you can withstand a significant loss and wide fluctuations in the market value of your investment. The trading price of our common stock following this offering may fluctuate substantially and may be higher or lower than the initial public offering price. This may be especially true for companies with a small public float. These fluctuations could cause you to lose all or part of your investment in our common stock since you might be unable to sell your shares at or above the price you paid in this offering. Some factors that may cause the market price of our common stock to fluctuate, in addition to the other risks mentioned in this “Risk Factors” section and elsewhere in this prospectus, are:

●	actual or anticipated variations in our revenues, earnings, cash flow and changes or revisions of our expected results;

●	announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;

●	announcements of new products, services and courses and expansions by us or our competitors;

●	announcements of studies and reports relating to the quality of our product, service and course offerings or those of our competitors;

●	changes in the performance or market valuations of other education companies;

●	conditions in the education market;

●	detrimental negative publicity about us, our competitors or our industry;

●	additions or departures of key personnel;

●	regulatory developments affecting us or our industry; and

●	general economic or political conditions.

In addition, if the market for stocks in our industry or industries related to our industry, or the stock market in general, experiences a loss of investor confidence, the trading price of our common stock could decline for reasons unrelated to our business, financial condition and results of operations. Furthermore, in the past, stockholders of public companies have often brought securities class action suits against companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

Market and economic conditions may negatively impact our business, financial condition, and share price.

Concerns over medical epidemics, energy costs, geopolitical issues, the U.S. mortgage market and a deteriorating real estate market, unstable global credit markets and financial conditions, and volatile oil prices have led to periods of significant economic instability, diminished liquidity and credit availability, declines in consumer confidence and discretionary spending, diminished expectations for the global economy and expectations of slower global economic growth, increased unemployment rates, and increased credit defaults in recent years. Our general business strategy may be adversely affected by any such economic downturns (including the current downturn related to the current COVID-19 pandemic), volatile business environments and continued unstable or unpredictable economic and market conditions. If these conditions continue to deteriorate or do not improve, it may make any necessary debt or equity financing more difficult to complete, more costly, and more dilutive. Failure to secure any necessary financing in a timely manner and on favorable terms could have a material adverse effect on our growth strategy, financial performance, and share price and could require us to delay, curtail or abandon our business plans.

Because of their significant stock ownership, our executive officers, directors, and principal stockholders will be able to exert control over us and our significant corporate decisions.

Upon completion of this offering, our executive officers, directors, and stockholders holding more than 5% of our outstanding common stock and their affiliates will, in the aggregate, beneficially own approximately              % of our outstanding common stock, or              % if the underwriters’ over-allotment option is exercised in full. As a result, these persons, acting together, will have the ability to determine the outcome of all matters submitted to our stockholders for approval, including the election and removal of directors and any merger, consolidation, or sale of all or substantially all of our assets. This concentration of ownership may harm the market price of our common stock by, among other things:

●	delaying, deferring or preventing a change in control of our company;

●	impeding a merger, consolidation, takeover or other business combination involving our company; or

●	causing us to enter into transactions or agreements that are not in the best interests of all stockholders.

Future sales of our common stock may depress our stock price.

Our current stockholders hold a substantial number of shares of our common stock that they will be able to sell in the public market in the near future. A significant portion of these shares are held by a small number of stockholders. Sales by our current stockholders of a substantial number of shares after this offering could significantly reduce the market price of our common stock.

We also intend to register all common stock that we may issue under our 2021 Equity Incentive Plan. Once we register these shares, they can be freely sold in the public market upon issuance, subject to the lock-up agreements described in “Underwriting” and limitations on the sale of control securities by our affiliates under Rule 144. If any of these holders cause a large number of securities to be sold in the public market, the sales could reduce the trading price of our common stock. These sales also could impede our ability to raise future capital. Please see “Shares Eligible for Future Sale” for a description of sales that may occur in the future.

You may experience dilution as a result of future equity offerings.

We may in the future offer additional shares of our common stock or other securities convertible into or exchangeable for our common stock. Although no assurances can be given that we will consummate a future financing, in the event we do, or in the event we sell shares of common stock or other securities convertible into shares of our common stock in the future, additional and potentially substantial dilution will occur. In addition, investors purchasing shares or other securities in the future could have rights superior to investors in this offering.

Our Bylaws provide that the Eighth Judicial District Court of Clark County, Nevada will be the sole and exclusive forum for substantially all disputes between the Company and its stockholders, which could limit stockholders’ ability to obtain a favorable judicial forum for disputes with the Company or its directors, officers or employees.

Our Bylaws provide that unless the Company consents in writing to the selection of an alternative forum, the Eighth Judicial District Court of Clark County, Nevada shall be the sole and exclusive forum for state law claims with respect to: (i) any derivative action or proceeding brought in the name or right of the Company or on its behalf, (ii) any action asserting a claim for breach of any fiduciary duty owed by any director, officer, employee or agent of the Company to the Company or the Company’s stockholders, (iii) any action arising or asserting a claim arising pursuant to any provision of Nevada Revised Statutes Chapters 78 or 92A or any provision of the Company’s Articles of Incorporation or Bylaws (“Bylaws”) or (iv) any action asserting a claim governed by the internal affairs doctrine, including, without limitation, any action to interpret, apply, enforce or determine the validity of the Company’s Articles of Incorporation or Bylaws. This exclusive forum provision would not apply to suits brought to enforce any liability or duty created by the Securities Act of 1933, as amended (“Securities Act”), or the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. To the extent that any such claims may be based upon federal law claims, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. Furthermore, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with the Company or its directors, officers, other employees or agents, which may discourage such lawsuits against the Company and its directors, officers, other employees and agents. Alternatively, if a court were to find the choice of forum provision contained in our Bylaws to be inapplicable or unenforceable in an action, the Company may incur additional costs associated with resolving such action in other jurisdictions, which could have a material adverse effect on the Company’s business, results of operations, and financial condition.

Certain provisions of our Articles of Incorporation and Nevada law make it more difficult for a third party to acquire us and make a takeover more difficult to complete, even if such a transaction were in stockholders’ interest.

Our Articles of Incorporation and the Nevada Revised Statutes (“NRS”) contain certain provisions that may have the effect of making it more difficult or delaying attempts by others to obtain control of our company, even when these attempts may be in the best interests of our stockholders. For example, our Articles of Incorporation authorize us to issue up to 10 million shares of preferred stock. This preferred stock may be issued in one or more series, the terms of which may be determined at the time of issuance by our board of directors without further action by stockholders. The terms of any series of preferred stock may include voting rights (including the right to vote as a series on particular matters), preferences as to dividend, liquidation, conversion and redemption rights and sinking fund provisions. The issuance of any preferred stock could materially adversely affect the rights of the holders of our common stock, and therefore, reduce the value of our common stock. In particular, specific rights granted to future holders of preferred stock could be used to restrict our ability to merge with, or sell our assets to, a third party and thereby preserve control by the present management. Provisions of our Articles of Incorporation, Bylaws and Nevada law also could have the effect of discouraging potential acquisition proposals or making a tender offer or delaying or preventing a change in control, including changes a stockholder might consider favorable. Such provisions may also prevent or frustrate attempts by our stockholders to replace or remove our management. In particular, our Articles of Incorporation, Bylaws and Nevada law, as applicable, among other things:

●	provide the board of directors with the ability to alter the Bylaws without stockholder approval;

●	establish advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted upon at stockholder meetings; and

●	provide that vacancies on the board of directors may be filled by a majority of directors in office, although less than a quorum.

We do not intend to pay cash dividends.

We have never declared or paid cash dividends on our capital stock. We currently intend to retain all available funds and any future earnings for use in the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future. In addition, the terms of any future debt or credit facility may preclude us from paying any dividends. As a result, capital appreciation, if any, of our common stock will be your sole source of potential gain for the foreseeable future.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research reports about our business, our stock price and trading volume could decline.

The trading market for our common stock depends in part on the research and reports that securities or industry analysts publish about us or our business, our market and our competitors. If no or few securities or industry analysts cover our company, the trading price for our common stock would be negatively impacted. If one or more of the analysts who covers us downgrades our common stock or publishes incorrect or unfavorable research about our business, our stock price would likely decline. If one or more of these analysts ceases coverage of our company or fails to publish reports on us regularly, demand for our common stock could decrease, which could cause our stock price or trading volume to decline.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

Our management will have broad discretion in the application of the net proceeds from this initial public offering, including for any of the currently intended purposes described in the section entitled “Use of Proceeds.” Because of the number and variability of factors that will determine our use of the net proceeds from this offering, their ultimate use may vary substantially from their currently intended use. Our management may not apply our cash from this offering in ways that ultimately increase the value of any investment in our securities or enhance stockholder value. The failure by our management to apply these funds effectively could harm our business. Pending their use, we may invest the net proceeds from this offering in short-term, investment-grade, interest-bearing securities. These investments may not yield a favorable return to our stockholders. If we do not invest or apply our cash in ways that enhance stockholder value, we may fail to achieve expected financial results, which may result in a decline in the price of our shares of common stock, and, therefore, may negatively impact our ability to raise capital, invest in or expand our business or continue our operations.

You will incur immediate dilution as a result of this offering.

If you purchase common stock in this offering, you will pay more for your shares than the net tangible book value of your shares. As a result, you will incur immediate dilution of $              per share, representing the difference between the assumed initial public offering price of $              per share (the midpoint of the range on the cover of this prospectus) and our estimated pro forma net tangible book value per share as of June 30, 2021 of $             . Accordingly, should we be liquidated at our book value, you would not receive the full amount of your investment.

There is no guarantee that our common stock will be listed on the NYSE American.

We intend to apply to have our shares of common stock listed on the NYSE American. Upon completion of this offering, we believe that we will satisfy the listing requirements and expect that our common stock will be listed on the NYSE American. Such listing, however, is not guaranteed. Even if such listing is approved, there can be no assurance any broker will be interested in trading our common stock. Therefore, it may be difficult to sell any shares you purchase in this offering if you desire or need to sell them. Our lead underwriter, Northland Securities, Inc., is not obligated to make a market in our common stock, and even after making a market, can discontinue market making at any time without notice. Neither we nor the underwriters can provide any assurance that an active and liquid trading market in our common stock will develop or, if developed, that the market will continue.

We are an “emerging growth company” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our securities less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act. We will remain an “emerging growth company” for up to five years. We may take advantage of these provisions until the earlier of (i) the last day of our fiscal year following the fifth anniversary of the closing of this offering (ii) the last day of the fiscal year (a) in which we have total annual gross revenue of at least $1.07 billion or (b) in which we are deemed to be a large accelerated filer, which means the market value of our equity securities that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, and (iii) the date on which we have issued more than $1.0 billion of non-convertible debt in any three-year period. These exemptions include not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and being exempt from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. Additionally, as an emerging growth company, we have elected to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. As such, our financial statements may not be comparable to companies that comply with public company effective dates. We cannot predict if investors will find our shares less attractive because we may rely on these provisions. If some investors find our shares less attractive as a result, there may be a less active trading market for our shares and our share price may be more volatile.

Financial reporting obligations of being a public company in the U.S. are expensive and time-consuming, and our management will be required to devote substantial time to compliance matters.

As a publicly traded company we will incur significant additional legal, accounting and other expenses that we did not incur as a private company. The obligations of being a public company in the U.S. require significant expenditures and will place significant demands on our management and other personnel, including costs resulting from public company reporting obligations under the Exchange Act and the rules and regulations regarding corporate governance practices, including those under the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, and the listing requirements of the stock exchange on which our securities are listed. These rules require the establishment and maintenance of effective disclosure and financial controls and procedures, internal control over financial reporting and changes in corporate governance practices, among many other complex rules that are often difficult to implement, monitor and maintain compliance with. Moreover, despite recent reforms made possible by the JOBS Act, the reporting requirements, rules, and regulations will make some activities more time-consuming and costly, particularly after we are no longer an “emerging growth company” and/or a “smaller reporting company.” In addition, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance. Our management and other personnel will need to devote a substantial amount of time to ensure that we comply with all of these requirements and to keep pace with new regulations, otherwise we may fall out of compliance and risk becoming subject to litigation or being delisted, among other potential problems.

If our shares become subject to the penny stock rules, it would become more difficult to trade our shares.

The SEC has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. Penny stocks are generally equity securities with a price of less than $5.00, other than securities registered on certain national securities exchanges or authorized for quotation on certain automated quotation systems, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system. If we do not obtain or retain a listing on the NYSE American or if the price of our common stock falls below $5.00, our common stock will be deemed a penny stock. The penny stock rules require a broker-dealer, before a transaction in a penny stock not otherwise exempt from those rules, to deliver a standardized risk disclosure document containing specified information. In addition, the penny stock rules require that before effecting any transaction in a penny stock not otherwise exempt from those rules, a broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive (i) the purchaser’s written acknowledgment of the receipt of a risk disclosure statement; (ii) a written agreement to transactions involving penny stocks; and (iii) a signed and dated copy of a written suitability statement. These disclosure requirements would likely have the effect of reducing the trading activity in the secondary market for our common stock, and therefore stockholders may have difficulty selling their shares.

FINRA sales practice requirements may limit a stockholder’s ability to buy and sell our stock.

In addition to the “penny stock” rules described above, the Financial Industry Regulatory Authority, Inc. (“FINRA”), has adopted rules that require that in recommending an investment to a customer, a broker-dealer must have reasonable grounds for believing that the investment is suitable for that customer. Prior to recommending speculative, low-priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer’s financial status, tax status, investment objectives and other information. The FINRA requirements may make it more difficult for broker-dealers to recommend that their customers buy our common stock, which may have the effect of reducing the level of trading activity in our common stock. As a result, fewer broker-dealers may be willing to make a market in our common stock, reducing a stockholder’s ability to resell shares, as well as overall liquidity, of our common stock.

We may be considered a smaller reporting company and will be exempt from certain disclosure requirements, which could make our common stock less attractive to potential investors.

Rule 12b-2 of the Exchange Act, defines a “smaller reporting company” as an issuer that is not an investment company, an asset-backed issuer, or a majority-owned subsidiary of a parent that is not a smaller reporting company and that:

●	had a public float of less than $250 million as of the last business day of its most recently completed second fiscal quarter, computed by multiplying the aggregate worldwide number of shares of its voting and non-voting common equity held by non-affiliates by the price at which the common equity was last sold, or the average of the bid and asked prices of common equity, in the principal market for the common equity; or

●	in the case of an initial registration statement under the Securities Act or the Exchange Act for shares of its common equity, had a public float of less than $700 million as of a date within 30 days of the date of the filing of the registration statement, computed by multiplying the aggregate worldwide number of such shares held by non-affiliates before the registration plus, in the case of a Securities Act registration statement, the number of such shares included in the registration statement by the estimated public offering price of the shares; or

●	in the case of an issuer whose public float was zero, had annual revenues of less than $100.0 million during the most recently completed fiscal year for which audited financial statements are available.

As a smaller reporting company, we would not be required and may not include a Compensation Discussion and Analysis section in our proxy statements and we would provide only two years of financial statements. We also would have other “scaled” disclosure requirements that are less comprehensive than issuers that are not smaller reporting companies which could make our common stock less attractive to potential investors, and also could make it more difficult for our stockholders to sell their shares.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements, which reflect our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. These forward-looking statements speak only as of the date of this prospectus and are subject to a number of risks, uncertainties and assumptions described under the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

These statements are not guarantees of future performance and involve risks and uncertainties that are difficult to predict or are beyond our control. A number of important factors could cause actual outcomes and results to differ materially from those expressed in these forward-looking statements. Consequently, readers should not place undue reliance on such forward-looking statements. In addition, these forward-looking statements relate to the date on which they are made.

The forward-looking statements reflect our current expectations and are based on information currently available to us and on assumptions we believe to be reasonable. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause our actual results, activities, performance or achievements to be materially different from that expressed or implied by such forward-looking statements.

Although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. The forward-looking information contained herein is made as of the date of this prospectus and, other than as required by law, we do not assume any obligation to update any forward-looking information, whether as a result of new information, future events or results or otherwise.

You should also read the matters described in “Risk Factors” and the other cautionary statements made in this prospectus as being applicable to all related forward-looking statements wherever they appear in this prospectus. The forward-looking statements in this prospectus may not prove to be accurate and therefore you are encouraged not to place undue reliance on forward-looking statements. You should read this prospectus completely.

This prospectus also includes estimates and other statistical data made by independent parties and by us relating to market size and growth and other data about our industry. This data involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. In addition, projections, assumptions and estimates of our future performance and the future performance of the markets in which we operate are necessarily subject to a high degree of uncertainty and risk.

USE OF PROCEEDS

We estimate that the net proceeds from the sale of the              shares of common stock that we are selling in this offering will be approximately $             million, or approximately $             million if the underwriters exercise their over-allotment option in full, based on an assumed offering price to the public of $              per share (the midpoint of the price range set forth on the cover page of this prospectus) and after deducting estimated underwriting discounts and commissions and our estimated offering expenses.

We intend to use approximately $                of the net proceeds from this offering for investments at our facilities and the development of new programs. The balance of the net proceeds is expected to be used for other general working capital purposes. We may use a portion of the proceeds to us for acquisitions of complementary businesses, technologies, or other assets. However, we have no commitments to use the proceeds from this offering for any such acquisitions or investments at this time.

A $1.00 increase or decrease in the assumed initial public offering price of $              per share (the midpoint of the price range listed on the cover page of this prospectus) would increase or decrease the net proceeds from this offering by approximately $              million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions. An increase (decrease) of 1,000,000 shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase (decrease) the net proceeds from this offering by $              million, assuming no change in the assumed initial public offering price per share and after deducting estimated underwriting discounts and commissions.

DIVIDEND POLICY

We have never paid any cash dividends on our capital stock and do not anticipate paying any cash dividends on our common stock in the foreseeable future. We intend to retain future earnings to fund ongoing operations and future capital requirements. Any future determination to pay cash dividends will be at the discretion of our board of directors and will be dependent upon financial condition, results of operations, capital requirements and such other factors as the board of directors deems relevant.

CAPITALIZATION

The following table sets forth our cash and capitalization as of June 30, 2021 on:

●	an actual basis; and

●	a pro forma basis giving further effect to the sale and issuance by us of shares of common stock in this offering at the initial public offering price of $ per share (the midpoint of the range set forth on the cover page of this prospectus), after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

The pro forma information in this table is unaudited and is illustrative only and our capitalization following the completion of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this table in conjunction with the information contained in “Use of Proceeds,” “Summary Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operation,” as well as the financial statements and the notes included elsewhere in this prospectus.

	As of June 30, 2021
	Actual	Pro forma (1)
Cash	$7,845,421

Stockholders’ equity:

Additional paid-in capital	14,003,398
Accumulated deficit	(3,004,201)

Total stockholders’ equity	10,999,197

Total capitalization	$10,999,197

(1) Each $1.00 increase (decrease) in the assumed initial public offering price of $              per share (the midpoint of the price range listed on the cover page of this prospectus) would increase (decrease) the pro forma amount of each of cash and cash equivalents, working capital, total assets and total stockholders’ equity by approximately $             , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of 1,000,000 shares in the number of shares offered by us at the assumed initial public offering price per share (the midpoint of the price range listed on the cover page of this prospectus) would increase (decrease) the pro forma amount of each of cash and cash equivalents, working capital, total assets and total stockholders’ equity by approximately $             .

The number of shares of our common stock to be outstanding after this offering is based on 18,449,487 shares of our common stock outstanding as of June 30, 2021, assumes no exercise by the underwriters of their over-allotment option and excludes:

●	2,000,000 additional shares of common stock reserved for future issuance under our 2021 Equity Incentive Plan;

●	349,382 shares underlying outstanding warrants at a weighted average exercise price of $0.151 per share; and

●	1,005,833 shares underlying outstanding stock options at a weighted average exercise price of $0.67 per share.

DILUTION

If you invest in our common stock in this offering, your ownership interest will be diluted to the extent of the difference between the offering price per share of our common stock and the pro forma net tangible book value per share of our common stock immediately after the offering. Historical net tangible book value per share represents the amount of our total tangible assets less total liabilities, divided by the number of shares of our common stock outstanding.

The historical net tangible book value of our common stock as of June 30, 2021 was approximately $7,999,390 or $0.44 per share based upon shares of common stock outstanding on such date. Historical net tangible book value (deficit) per share represents the amount of our total tangible assets reduced by the amount of our total liabilities, divided by the total number of shares of common stock outstanding. After giving further effect to the sale of the              shares offered in this offering at an assumed initial public offering price of $             per share (the midpoint of the range set forth on the cover page of this prospectus) after deducting estimated underwriting discounts and commissions and our estimated offering expenses, our pro forma net tangible book value as of June 30, 2021 would have been $              or $             per share. This represents an immediate increase in net tangible book value of $              per share to our existing stockholders, and an immediate dilution in net tangible book value of $              per share to new investors. The following table illustrates this per share dilution:

Assumed initial public offering price per share			$
Historical net tangible book value (deficit) per share as of June 30, 2021		$0.44
Pro forma increase in net tangible book value attributable to the transaction described above
Pro forma net tangible book value per share as of June 30, 2021	$
Increase in pro forma net tangible book value per share attributable to new investors in this offering

Pro forma net tangible book value, after this offering

Dilution per share to new investors in this offering			$

The information discussed above is illustrative only, and the dilution information following this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. A $1.00 increase (decrease) in the assumed initial public offering price of $              per share (the midpoint of the price range set forth on the cover page of this prospectus) would increase (decrease) the pro forma net tangible book value by $             per share and the dilution to new investors by $             per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated expenses payable by us. We may also increase or decrease the number of shares we are offering. An increase of 1,000,000 shares offered by us would increase the pro forma net tangible book value by $              per share and decrease the dilution to new investors by $              per share, assuming the assumed initial public offering price of $              per share (the midpoint of the price range set forth on the cover page of this prospectus) remains the same and after deducting the estimated underwriting discounts and commissions and estimated expenses payable by us. Similarly, a decrease of 1,000,000 shares offered by us would decrease the pro forma net tangible book value by $             per share and increase the dilution to new investors by $              per share, assuming the assumed initial public offering price of $              per share (the midpoint of the estimated price range set forth on the cover page of this prospectus) remains the same and after deducting the estimated underwriting discounts and commissions and estimated expenses payable by us.

If the underwriters’ over-allotment option to purchase additional shares from us is exercised in full, and based on the initial public offering price is $              per share (the midpoint of the price range set forth on the cover page of this prospectus), the pro forma net tangible book value per share after this offering would be $              per share, the increase in pro forma net tangible book value per share to existing stockholders would be $              per share and the dilution to new investors purchasing shares in this offering would be $              per share.

The table below summarizes, the pro forma basis described above, the number of shares of our common stock we issued and sold, the total consideration we received and the average price per share (1) paid to us by existing stockholders; (2) to be paid by new investors purchasing our common stock in this offering at the assumed initial public offering price of $              per share (the midpoint of the price range set forth on the cover page of this prospectus), before deducting underwriting discounts and commissions and estimated offering expenses payable by us; and (3) the average price per share paid by existing stockholders and by new investors who purchase shares of common stock in this offering.

	Shares Purchased			Total Consideration			Average Price Per
	Number	Percent		Amount	Percent		Share
Existing stockholders			%	$		%	$
New investors

Total		100.0%			$100.0%

To the extent that options are issued under our stock-based compensation plan or we issue additional shares of common stock in the future, there will be further dilution to investors participating in this offering.

The number of shares of our common stock to be outstanding after this offering is based on 18,449,487 shares of our common stock outstanding as of June 30 30, 2021, assumes no exercise by the underwriters of their over-allotment option and excludes:

●	2,000,000 additional shares of common stock reserved for future issuance under our 2021 Equity Incentive Plan;

●	349,382 shares underlying outstanding warrants at a weighted average exercise price of $0.151 per share; and

●	1,005,833 shares underlying outstanding stock options at a weighted average exercise price of $0.67 per share.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS

AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and plan of operations together with our financial statements and the related notes appearing elsewhere in this prospectus. In addition to historical information, this discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those discussed below. Factors that could cause or contribute to such differences include, but are not limited to, those identified below, and those discussed in the section titled “Risk Factors” included elsewhere in this prospectus. All amounts in this report are in U.S. dollars, unless otherwise noted.

Legacy Education Inc.

Overview

We are a provider of postsecondary education services through our nationally accredited academic institutions, HDMC, CCC and Integrity. As of June 30, 2021, we enrolled 1,264 students. For additional information regarding our business and our academic institutions, see “Business.”

Key operating data

In evaluating our operating performance, our management focuses in large part on our revenue and income before income taxes and period-end enrollment at our academic institutions. The following table, which should be read in conjunction with our consolidated financial statements included elsewhere in this prospectus, presents our key operating data for each of the periods presented:

	Year Ended June 30,
	2021	2020
Consolidated Statement of Operations Data:
Revenue	$23,562,737	$16,427,551
Income /(Loss) before income taxes	$4,670,540	$(1,055,294)
Consolidated Other Data:
Period-end enrollment(1)	1,284	939

(1) We define period-end enrollment as the number of active students at HDMC and CCC on the last day of the financial reporting period. A student is considered active if the student has attended a class within the prior 15 days or is on an institutionally-approved break not to exceed 45 days, unless the student has graduated or provided notice of withdrawal, or for new students who have completed their third week of attendance, and posted attendance in the fourth week.

Key enrollment trends

Period-end enrollment at our academic institutions increased to 1,264 students at June 30, 2021 as compared to 939 students at June 30, 2020, an increase of 36.7%.

For the year ended June 30, 2021, we had a net income before taxes of $4.7 million as compared to a net loss before taxes of $1.1 million for the year ended June 30, 2020, an increase of $5.3 million, or approximately 569%.

As student enrollment increases, we anticipate that revenues will increase. In addition, we anticipate that increases in revenue will be offset by associated expenses as a result of economies of scale. Further, we anticipate that enrollments for online courses will be more profitable than enrollments for in person courses because we anticipate less expenses resulting from enrollments for online courses. To the extent enrollment decreases, we will continue to have fixed expenses that may adversely affect our profitability. We expect to experience similar trends in future periods.

Trends and uncertainties regarding revenue and operations

Impact of COVID-19 on the Company

On March 11, 2020, the World Health Organization declared the COVID-19 outbreak to be a pandemic. The circumstances related to COVID-19 are unprecedented, dynamic and evolving and currently unpredictable. As the economic impact of the COVID-19 pandemic becomes clearer as time progresses, we may see significant changes to our operations. In response to COVID-19, we have implemented initiatives to safeguard our students and our employees in this time of crisis including: transitioned programs from in-person to distance learning; limited in-person meetings, non-employee visits to our locations, and non-essential business travel; and created remote-working capabilities for our employees, ensuring compliance with our telecommuting policy. We were closely monitoring the guidelines released by each city in which our schools are located and developed plans for reopening each of our schools in stages based upon guidance received from the applicable state authorities. As of September 30, 2021, all of our campuses have fully reopened for administration and student labs. In addition, we have been permanently approved to teach all classroom instruction online via interactive distance learning delivery.

COVID-19 is having far reaching, negative impact on individuals, businesses, and, consequently, the overall economy. Specifically, COVID-19 has materially disrupted business operations resulting in significantly higher levels of unemployment or underemployment. As a consequence, we expect many of our students will experience financial hardship, making it difficult, if not impossible, to meet their payment obligations to us without temporary assistance. Accordingly, we anticipate that higher levels of financial hardship for our students will lead to higher levels of forbearance, delinquency and defaults. We expect that, left unabated, this deterioration in forbearance, delinquency and default rates will persist until such time as the economy and employment return to relatively normal levels.

We believe our current financial position and expected operating results, and ability to further control costs are sufficient to support the ongoing operation of our business in a manner that protects the health and well-being of our employees, students, and partners.

Liquidity

We currently believe our liquidity position is stable and we expect to be able to fund our business for at least the next 12 months. We believe that we have sufficient capital to withstand a potential downturn in our business. Regulatory agencies have also provided regulatory capital relief to institutions as a result of the crisis as discussed below. If circumstances surrounding COVID-19 continue to change in a significantly adverse way, however, it is possible our liquidity could be materially and adversely affected, which could materially and adversely impact our business operations and our overall financial condition.

Regulatory

On March 27, 2020, Congress enacted the CARES Act, which includes a $2 trillion federal economic relief package providing financial assistance and other relief to individuals and business impacted by the spread of COVID-19. The spread of COVID-19 has had an unprecedented impact on higher educational institutions across the country, including our schools, and has led to the closure of campuses and the transition of academic programs from on-ground to online delivery. The CARES Act includes provisions for financial assistance and other regulatory relief benefitting students and their postsecondary institutions.

Among other things, the CARES Act includes a $14 billion Higher Education Emergency Relief Fund (“HEERF”) for ED to distribute directly to institutions of higher education. Institutions are required to use at least half of the HEERF funds for emergency grants to students for expenses related to disruptions in campus operations (e.g., food, housing, etc.). Institutions are permitted to use the remainder of the funds for additional emergency grants to students or to cover institutional costs associated with significant changes to the delivery of instruction due to the COVID-19 emergency, provided that those costs do not include payment to contractors for the provision of pre-enrollment recruitment activities, endowments, or capital outlays associated with facilities related to athletics, sectarian instruction, or religious worship. The law requires institutions receiving funds to continue to the greatest extent practicable to pay its employees and contractors during the period of any disruptions or closures related to the COVID-19 emergency.

ED subsequently allocated funds to each institution of higher education based on a formula contained in the CARES Act. The formula is heavily weighted toward institutions with large numbers of Pell Grant recipients. ED collectively allocated $1.0 million to our schools. As of June 30, 2021, we have used $0.9 million of our $1.0 million on student grants. The failure to comply with requirements for the usage and reporting of these funds could result in requirements to repay some or all of the allocated funds and in other sanctions.

The CARES Act also contains separate educational provisions that relieve both institutions and students from complying with the requirement to repay Title IV Program funds following a student’s withdrawal as a result of the COVID-19 emergency. Ordinarily, when a student withdraws, the institution (and, in some cases, the student) may be required to return unearned portions of the Title IV Program funds awarded for the period. Institutions will be required to report to ED the total amount of grant and loan funds the institution has not returned due to the waiver. For federal loan borrowers, the CARES Act also directs ED to cancel the borrower’s obligation to repay any direct loan associated with the relevant period. The law also expands the options to avoid student withdrawals due to a cessation of attendance by placing students on an approved leave of absence and waives certain requirements normally applicable to a leave of absence. The CARES Act also allows institutions to exclude from the calculation of a student’s satisfactory academic progress any attempted credits not completed due to the COVID-19 emergency.

On December 27, 2020, Congress enacted the Consolidated Appropriations Act, 2021. This annual appropriations bill contained the Coronavirus Response and Relief Supplemental Appropriations Act, 2021 (“CRRSAA”). CRRSAA provided an additional $81.9 billion to the Education Stabilization Fund including $22.7 billion for HEERF, which were originally created by the CARES Act in March 2020. The higher education provisions of the CRRSAA are intended in part to provide additional financial assistance benefitting students and their postsecondary institutions in the wake of the spread of COVID-19 across the country and its impact on higher educational institutions.

Like the CARES Act, the CRRSAA directs the majority of HEERF funds to a general program providing direct grants to institutions. Institutions generally must designate “at least the same amount” of the funds for direct grants to students as was required under the CARES Act. However, for-profit institutions may only use the new HEERF funds for grants to students. The student grants must prioritize students with exceptional need and may be used for any component of the student’s cost of attendance or for emergency costs that arise due to coronavirus, such as tuition, food, housing, health care (including mental health care), or childcare. Public and nonprofit institutions may use the remaining HEERF funds to (1) defray expenses associated with coronavirus (including lost revenue, reimbursement for expenses already incurred, technology costs associated with a transition to distance education, faculty and staff trainings, and payroll); (2) carry out student support activities authorized by the HEA that address needs related to coronavirus; or (3) for additional financial aid grants to students.

Upon the passage of the CRRSAA, ED began allocating the funds to each institution of higher education based on a formula contained in the law. ED allocated the following additional HEERF funds to our schools: $736,170 to HDMC, $223,712 to CCC, and $44,381 to Integrity. As of June 30, 2021, we have used our entire $1.0 million allocation. Failure to comply with requirements for the usage and reporting of these funds could result in requirements to repay some or all of the allocated funds and in other sanctions.

In March 2021, Congress enacted the $1.9 trillion American Rescue Plan Act of 2021. ARPA provides nearly $40 billion in relief funds that will go directly to colleges and universities with $395.8 million going to for-profit institutions. Institutions will be required to spend at least half of their allocations on emergency financial aid grants to students. We have been allocated funds but we have not yet accepted the funds.

Pre-IPO Reorganization Transaction

Legacy Education, L.L.C. was formed on October 19, 2009 in the state of California as a limited liability company. Legacy Education Inc. was formed on March 18, 2020. Legacy Education Inc. then formed Legacy Education Merger Sub, LLC, a California limited liability company and wholly owned subsidiary of Legacy Education Inc. Pursuant to an Agreement and Plan of Merger and Reorganization, dated September 1, 2021, effective as of September 3, 2021, Merger Sub merged with and into Legacy Education, L.L.C., with Legacy Education, L.L.C. surviving the Reorganization Merger and becoming a wholly owned subsidiary of Legacy Education Inc. On the Effective Date of the Reorganization Merger, in exchange for each Class A Unit owned in Legacy Education, L.L.C., the members of Legacy Education, L.L.C. received one share of common stock in Legacy Education Inc. The members immediately prior to the Reorganization Merger became the 100% owners of Legacy Education Inc. immediately following the Reorganization Merger.

Recent Developments

Financing

In December 2020, Legacy Education, L.L.C. offered up to $3 million in Class A Units at a purchase price of $1.50 per Class A Unit. As of September 30 , 2021, Legacy Education, L.L.C. had issued 1,653,054 Class A Units.

Asher Acquisition

On August 13, 2021, we entered into the Merger Agreement with Legacy Education Elevation, L.L.C., a California limited liability company and our wholly owned subsidiary, MDDV, Inc., a California Corporation, DVMD LLC, a Colorado Limited liability company, and David G. Vice and Amelie V. Rider, the sole shareholders of MDDV, Inc. pursuant to which MDDV, Inc. will be merged with and into Legacy Education Elevation, L.L.C. with Legacy Education Elevation, L.L.C. surviving the Merger. The closing of the Merger is subject to the receipt of regulatory approvals and satisfaction of other closing conditions. See “Business – Asher Acquisition.”

Key Financial Metrics

Revenue

Tuition revenue is primarily derived from postsecondary education services provided to students. Generally, tuition and other fees are paid upfront and recorded in contract liabilities in advance of the date when education services are provided to the student. A tuition receivable is recorded for the portion of tuition not paid in advance. In some instances, installment billing is available to students which reduces the amount of cash consideration received in advance of performing the service. The contractual terms and conditions associated with installment billing indicate that the student is liable for the total contract price, therefore mitigating the Company’s exposure to losses associated with nonpayment. Tuition revenue is recognized ratably over the instruction period. The Company generally uses the time elapsed method, an input measure, as it best depicts the simultaneous consumption and delivery of tuition services. Revenue associated with distinct course materials is recognized at the point of time when control transfers to the student, generally when the materials are delivered to the student. Revenue associated with lab services is recognized over the period of time when the service is performed.

Enrollments

Enrollments are a function of the number of continuing students at the beginning of each period and new enrollments during the period, offset by students who either graduated or withdrew during the period.

Costs and expenses

Educational service. This expense consists primarily of costs related to the administration and delivery of educational programs by our academic institutions. This expense category includes salaries, benefits, share-based compensation, student books, student supplies and occupancy costs.

General and administrative. This expense includes bad debt expense, share-based compensation, legal and professional fees, insurance, accreditation fees, and travel of employees engaged in corporate management, finance, human resources, compliance and other corporate functions. This expense also includes marketing and advertising costs, which are expensed in the fiscal year incurred.

Depreciation and amortization. This expense reflects depreciation and amortization of property and equipment, amortization of assets under capital leases and amortization of intangible assets.

Interest expense

This expense reflects interest paid under notes issued to our investors, IRS interest, non-cash interest related to unit option grants, interest related to notes associated with CCC, and other debt related interest.

Factors Affecting Comparability

We believe the following factors have had, or can be expected to have, a significant effect on the comparability of recent or future results of operations:

Seasonality

Our operations are generally subject to seasonal trends. We generally experience a seasonal increase in new enrollments during the first quarter of our fiscal year, as well as during the third quarter each year, when most other colleges and universities begin their fall semesters and subsequent to holiday break. While we enroll students throughout the year, our second quarter revenue generally is lower than other quarters due to the holiday season.

Critical Accounting Policies and Use of Estimates

The discussion of our financial condition and results of operations is based upon our annual consolidated financial statements, which have been prepared in accordance with U.S. GAAP. Critical accounting policies are those policies that, in management’s view, are most important in the portrayal of our financial condition and results of operations. The footnotes to our annual consolidated financial statements included elsewhere in this prospectus include disclosure of significant accounting policies. The methods, estimates, and judgments we use in applying our accounting policies have a significant impact on the results we report in our financial statements. These critical accounting policies require us to make difficult and subjective judgments, often as a result of the need to make estimates regarding matters that are inherently uncertain.

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include the valuation of equity instruments and valuation allowances related to accounts receivable and contract accounts receivable.

Revenue recognition

Tuition revenue is primarily derived from postsecondary education services provided to students. Generally, tuition and other fees are paid upfront and recorded in contract liabilities in advance of the date when education services are provided to the student. A tuition receivable is recorded for the portion of tuition not paid in advance. In some instances, installment billing is available to students which reduces the amount of cash consideration received in advance of performing the service. The contractual terms and conditions associated with installment billing indicate that the student is liable for the total contract price, therefore mitigating the Company’s exposure to losses associated with nonpayment. Tuition revenue is recognized ratably over the instruction period. The Company generally uses the time elapsed method, an input measure, as it best depicts the simultaneous consumption and delivery of tuition services. Revenue associated with distinct course materials is recognized at the point of time when control transfers to the student, generally when the materials are delivered to the student. Revenue associated with lab services is recognized over the period of time when the service is performed.

Allowance for doubtful accounts

We record an allowance for doubtful accounts for estimated losses resulting from the inability, failure or refusal of our students to make required payments, which includes the recovery of financial aid funds advanced to a student for amounts in excess of the student’s cost of tuition and related fees. We determine the adequacy of our allowance for doubtful accounts based on an analysis of our historical bad debt experience, current economic trends, and the aging of the accounts receivable and student status. We apply reserves to our receivables based upon an estimate of the risk presented by the age of the receivables and student status. We write off account receivable balances of inactive students at the earlier of the time the balances were deemed uncollectible, or one year after the revenue is generated. Bad debt expense is recorded as a general and administrative expense in the income statement. Beginning June 2018, we perform an analysis annually to determine which accounts are uncollectable and write them off. This is based on the age of the receivable and collection efforts.

Impairment of long-lived assets

We evaluate the recoverability of our long-lived assets for impairment, other than goodwill, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to undiscounted future net cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Fair value estimates are based on assumptions concerning the amount and timing of estimated future cash flows. We had no long-lived asset impairments as of June 30, 2021 and 2020, respectively.

Income taxes

U.S. GAAP requires management to evaluate tax positions taken by us and recognize a tax liability if we have taken an uncertain position that is more likely than not would be sustained upon examination by the Internal Revenue Service. Management has analyzed our tax positions and believes there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statement.

Corporate tax applies to corporations and limited liability companies that elect to be treated as corporations. The federal income tax rate for c-corporations is 21% and the state tax rate is 8.84%, and it applies to net taxable income from business activity in California.

Corporations are not subject to the state’s franchise tax, but they are subject to the alternative minimum tax (“AMT”) of 6.65%, which limits the effectiveness of a business writing off expenses against income to lower its corporate tax rate. C-corporations pay the state corporate tax of 8.84% or AMT of 6.65%, depending on whether they claim net taxable income.

We account for income taxes payable or refundable for the current year and deferred tax assets and liabilities for future tax consequences of events that have been recognized in our financial statements or tax returns. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which the temporary differences are expected to be realized.

Share Based Compensation

We measure and recognize compensation expense for share-based payment awards made to employees, directors and consultants. The fair value of our restricted membership interest awards is based on our membership units on the date of grant or the date of approval by the board. The fair value of awards to outside consultants is computed at each reporting date with the final valuation on the date the warrants are fully vested. Membership interest based compensation expense related to restricted membership interest grants is expensed over the vesting period using the straight-line method for our employees, our board of directors and outside consultants.

Goodwill and Other Indefinite-lived Assets

We test goodwill and other indefinite-lived assets for impairment at least annually, or more frequently if events or changes in circumstances indicate that the asset may be impaired. There were no goodwill or other indefinite-lived intangible asset impairments for the periods presented, and based on current qualitative impairment tests, goodwill and other indefinite-lived intangible assets are not as risk of failing.

Results of Operations

Fiscal Year Ended June 30, 2021 Compared to Fiscal Year Ended June 30, 2020

The following table sets forth our consolidated statements of income (loss) data as a percentage of revenue for the years ended June 30, 2021 and 2020:

	Year ended June 30,		Percentage Change
	2021	2020	(decrease)
Revenue	100%	100%	-
Costs and expenses:
Educational services	53.3%	69.3%	(16.0)%
General and administrative	25.0%	42.7%	(17.7)%
General and administrative – related party	0.8%	1.1%	(0.3)%
Depreciation and amortization	0.9%	1.3%	(0.4)%
Total costs and expenses	80.1%	114.5%	(34.4)%
Operating income (loss)	19.9%	(14.5)%	34.4%
Interest expense, net	0.1%	0.4%	(0.3)%
Other income	-	8.5%	(8.5)%
Income (loss) before income taxes	19.8%	(6.4)%	26.2%
Income tax expense (benefit)	6.0%	(2.2)%	8.2%
Net income (loss)	13.8%	(4.2)%	18.0%

Revenue. Revenue . Our revenue was $23.6 million in fiscal 2021 compared to $16.4 million in fiscal 2020, an increase of $7.1 million, or 43.4%. The increase was across all five campuses, led by ongoing expansion in Temecula ($3.5 million).

Educational services. Our educational service expense was $12.6 million in fiscal 2021 compared to $11.4 million in fiscal 2020, an increase of $1.2 million, or 10.4%. The increase is primarily a result of an increase in books and payroll related expenses of approximately $4.0 million, offset by the utilization of the employee retention tax credit of approximately $2.9 million during the fiscal year ended June 30, 2021, which is reflected on the statements of operations as a reduction in educational services. Offsets related to employee retention credit of $2.9 million as a reduced payroll expense in 2021.

General and administrative expense. Our general and administrative expense was $6.1 million in fiscal 2021, compared to $7.2 million in fiscal 2020, a reduction of $1.1 million, or 15.9%. The decrease was primarily related to two factors. We claimed $0.8 million and $0.2 million in credits from HEERF to offset various expenses in fiscal 2021 and 2020, respectively. Also, we recorded $2.2 million in share based compensation expense in 2020. We anticipate general and administrative expense will continue to increase as our business continues to move towards decentralization, reflecting (i) that we are now more corporate and campus-based, with additional management overseeing various campuses, and (ii) additional professional fees as we pursue acquisitions of new institutions

Depreciation and amortization. Our depreciation and amortization expense was $0.2 million in fiscal 2021 compared to $0.2 million in fiscal 2020.

PPP Loan Forgiveness. Our PPP loan forgiveness income was $1.4 million in fiscal 2020 and is included in other income. We did not receive any PPP loan forgiveness income in fiscal 2021.

Interest expense. Our interest expense was $0.1 million in fiscal 2021 compared to $0.1 million in fiscal 2020, a decrease of 7.4%.

Income tax benefit/expense. Our income tax expense was $1.4 million in fiscal 2021 compared to a $0.4 million benefit in fiscal 2020. The increase is primarily due to the pre-tax income in 2021 compared to pre-tax loss in 2020.

Net Income. We had net income of $3.2 million in fiscal 2021 compared to a net loss of $0.7 million in fiscal 2020 due to the factors indicated above.

Liquidity and Capital Resources

We financed our operating activities and capital expenditures primarily through equity financings and borrowings.

Our cash and cash equivalents were $7.8 million and $1.4 million as of June 30, 2021 and 2020, respectively. We are not party to a revolving line of credit or other debt facility.

Based on our current level of operations and anticipated growth, we believe that our cash flow from operations, the proceeds from this offering and other sources of liquidity, including cash and cash equivalents, will provide adequate funds for ongoing operations, planned capital expenditures and working capital requirements for at least the next 12 months.

Capital expenditures were $0.2 million and $0.1 million for fiscal 2021 and fiscal 2020, respectively.

Title IV and other government funding

A significant portion of our revenue is derived from tuition funded by the Title IV Programs. As such, the timing of disbursements under the Title IV Programs is based on federal regulations and our ability to successfully and timely arrange financial aid for our students. Title IV Program funds are generally provided in multiple disbursements before we earn a significant portion of tuition and fees and incur related expenses over the period of instruction. Students must apply for new loans and grants each academic year. These factors, together with the timing of our students beginning their programs, affect our operating cash flow.

Financial responsibility

Based on the most recent fiscal year-end financial statements, we satisfied the composite score requirement of the financial responsibility test which institutions must satisfy in order to participate in the Title IV Programs.

Cash Flow Activities for the Years Ended June 30, 2021 and 2020

Operating activities

Net cash provided by operating activities was $4.8 million in fiscal 2021, and net cash used in operating activities of $0.6 million in fiscal 2020 primarily due to our net income in 2021.

Investing activities

Net cash used in investing activities was $0.2 million in fiscal 2021 and $0.3 million in fiscal 2020, a decrease of $0.1 million due primarily to the acquisition of Integrity, which occurred during the 2020 fiscal year.

Financing activities

Net cash provided by financing activities was $1.8 million in fiscal 2021 due to the proceeds from private placements of our securities of $1.9 million. Net cash provided by financing activities was $2.1 million in fiscal 2020 due to proceeds from the PPP loan of $1.4 million and the proceeds from debt of $0.7 million.

Financings

●	In September and October 2018, Legacy Education, L.L.C. issued 1,530,000 Class A Units to six investors at a purchase price of $1.00 per unit for total proceeds of $1.5 million.

●	From November 1, 2018 to February 25, 2019, Legacy Education, L.L.C. issued 1,125,000 Class A Units to 13 investors at a purchase price of $1.00 per unit for total proceeds of $1.1 million.

●	From August 2018 to April 2019, Legacy Education, L.L.C. issued a total of 7,409,629 Class A Units in consideration of $1,119,769. Legacy Education, L.L.C. received $558,195 in cash, a $100,000 receivable, and $461,574 of debt principal was tendered in lieu of cash, upon the exercise of warrants held by debt holders at $0.15112 per Class A Unit.

●	From November 2019 to January 2020, Legacy Education, L.L.C. issued 145,000 Class A Units to two investors at a purchase price of $1.00 per unit for total proceeds of $145,000.

●	In November 2019, the Company received $500,000 of proceeds from a promissory note which bears interest at the rate of 12 percent per annum and matures on the earlier of March 31, 2021 or the completion of an initial public offering.

●	In December 2019, the Company received $50,000 of proceeds from a promissory note, entered into with the executive of the Company, which bears interest at the rate of 12 percent per annum and matures on the earlier of March 31, 2021 or the completion of an initial public offering.

●	In December 2019, the Company received $100,000 of proceeds from a promissory note, entered into with a Class A Member, which bears interest at the rate of 12 percent per annum and matures on the earlier of March 31, 2021 or the completion of an initial public offering.

●	In February 2020, the Company received $100,000 of proceeds from a promissory note, entered into with a Class A Member, which bears interest at the rate of 12 percent per annum and matures on the earlier of March 31, 2021 or the completion of an initial public offering.

●	From December 2020 to June 2021, the Company issued 1,260,672 of Class A Units to investors at a purchase price of $1.50 per unit for total proceeds of $1,891,000.

Impact of Inflation

We believe that inflation has not had a material impact on our results of operations for the fiscal years ended 2021 and 2020. There can be no assurance that future inflation will not have an adverse impact on our operating results and financial condition.

Segment Information

We operate in one reportable segment as a single educational delivery operation using a core infrastructure that serves the curriculum and educational delivery needs of our institution’s students regardless of geography. Our chief operating decision maker, our CEO and President, manages our operations as a whole, and our chief operating decision maker does not evaluate expenses or operating income information on a component level.

Recent Accounting Pronouncements

In May 2014, the FASB issued Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (Topic 606). ASU 2014-09 clarifies the principles for recognizing revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This guidance affects entities that enter into contracts with customers to transfer goods or services, and supersedes prior GAAP guidance, namely Accounting Standards Codification Topic 605 Revenue Recognition. ASU 2014-09 is to be applied on a full or modified retrospective basis. In June 2020, the FASB issued ASU No. 2020-05, Revenue from Contracts with Customers (Topic 606) Effective Dates for Certain Entities, which delays the effective date of ASU 2014-09 by one year. As a result, ASU 2014-09 will be effective for fiscal years beginning after December 15, 2019 for private companies, with early adoption permitted but not prior to the original effective date of annual periods beginning after December 15, 2016.

The FASB issued four additional ASUs that clarify the original guidance as presented in ASU 2014-09. These ASUs focus on clarification of principal versus agent considerations, performance obligations and licensing, and provides for application of certain practical expedients and narrow-scope improvements. For private companies and private not-for-profits, the effective date will be for fiscal years beginning after December 15, 2021. The Company has not yet elected this accounting guidance.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The guidance in ASU 2016-02 provides guidance in GAAP about the recognition of assets and liabilities by lessees for those leases classified as operating leases under GAAP. The guidance requires that a lessee should recognize in the statement of financial position a liability to make lease payments and a right-to-use asset representing the company’s right to use the underlying assets for the term of the lease. The guidance allows a lessee who enter into a lease with a term of 12 months or less to make an accounting policy election to not recognize assets and liabilities. In June 2020, the FASB provided updated guidance that allowed certain entities to delay the adoption of the standard. The provisions of ASU 2016-02 are effective for the fiscal periods beginning after December 15, 2021, and for interim periods within fiscal years beginning after December 15, 2022. Early application is permitted. The Company has not yet elected this accounting guidance and continues to review the effect adoption will have on its financial position and results of operations.

In January 2017, the FASB issued ASU 2017-04, Intangibles - Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment. The update simplifies the measurement of goodwill by eliminating Step 2 from the goodwill impairment test. The annual or interim goodwill impairment test is performed by comparing the fair value of a reporting unit with its carrying amount. An impairment charge should be recognized for the amount by which the carrying amount exceeds the reporting unit’s fair value. The update also eliminates the requirements for any reporting unit with a zero or negative carrying amount to perform a qualitative assessment and, if it fails that qualitative test, to perform Step 2 of the goodwill impairment test. An entity still has the option to perform the qualitative assessment for a reporting unit to determine if the quantitative impairment test is necessary. The update should be applied on a prospective basis. The provisions of ASU 2017-04 are effective for the fiscal years beginning after December 15, 2020. Early adoption is permitted. The Company has not yet elected this accounting guidance.

On June 20, 2018, the FASB issued ASU 2018-07, which simplifies the accounting for share based payments granted to nonemployees for goods and services. Under the ASU, most of the guidance on such payments to nonemployees would be aligned with the requirements for share-based payments granted to employees. For emerging growth companies, the amendments in ASU 2018-07 are effective for fiscal years beginning after December 15, 2019. The Company is in the process of reviewing the potential impact of ASU 2018-07.

Asher

Overview

We are a provider of postsecondary education services through our nationally accredited academic institutions, Asher College and IntelliTec. As of December 31, 2020 and June 30, 2021 , we enrolled 1,595 and 1,766 students, respectively. For additional information regarding our business and our academic institutions, see “Business – Asher Acquisition.”

Key operating data

In evaluating our operating performance, our management focuses in large part on our revenue and income before income taxes and period-end enrollment at our academic institutions. The following table, which should be read in conjunction with our consolidated financial statements included elsewhere in this prospectus, presents our key operating data for each of the periods presented:

	Year Ended December 31,		Six Months Ended June 30,
	2020	2019	2021	2020
Consolidated Statements of Income Data:
Revenue	$30,543,403	$19,763,076	$17,704,198	$13,999,457
Profit before income taxes	$5,513,829	$1,010,055	$3,309,236	$1,410,904
Consolidated Other Data:
Period-end enrollment(1)	1,595	1,363	1,766	1,475

(1) We define period-end enrollment as the number of active students at Asher College and IntelliTec on the last day of the financial reporting period. A student is considered active if the student has attended a class within the prior 15 days or is on an institutionally-approved break not to exceed 45 days, unless the student has graduated or provided notice of withdrawal, or for new students who have completed their third week of attendance, and posted attendance in the fourth week.

Key enrollment trends

Period-end enrollment at our academic institutions increased to 1,595 students at December 31, 2020 as compared to 1,365 students at December 31, 2019, an increase of 17.0%. We believe the increase in period-end student enrollment is related to the demand for our educational programs. Period-end enrollment increased to 1,766 at June 30, 2021 as compared to 1,475 at June 30, 2020, an increase of 19.7%.

For the year ended December 31, 2020, we had a net profit before taxes of $5.5 million as compared to a net profit before taxes of $1.0 million for the year ended December 31, 2019, an increase of $4.5 million, or approximately 446%. The increase is primarily attributable to the full-year impact in 2020 of June 1, 2019 acquisition of IntelliTec. For the six months ended June 30, 2021, we had a net profit of $3.3 million as compared to $1.4 million for the six months ended June 30, 2020, or 134.5%. The increase is primarily attributable to the impact of the IntelliTec acquisition.

As student enrollment increases, we anticipate that revenues will increase. In addition, we anticipate that increases in revenue will be offset by ratably lower expenses (as a percent of revenue) as a result of economies of scale. Furthermore, we anticipate that enrollments for online courses will be more profitable than enrollments for in person courses because we anticipate less expenses resulting from enrollments for online courses. To the extent enrollment (and therefore revenue) decreases, we will continue to have fixed expenses that may adversely affect our profitability. We expect to experience similar trends in future periods.

Key Financial Metrics

Revenue

We identify a contract for revenue recognition when there is approval and commitment from both parties, the rights of the parties and payment terms are identified, the contract has commercial substance and the collectability is probable. We evaluate each contract to determine the number of distinct performance obligations in the contract, which requires the use of judgment. Our contracts include promises for educational services and course materials which are distinct performance obligations.

Tuition revenue is primarily derived from postsecondary education services provided to students. Generally, tuition and other fees are paid upfront and recorded in contract liabilities in advance of the date when education services are provided to the student. A tuition receivable is recorded for the portion of tuition not paid in advance. In some instances, installment billing is available to students which reduces the amount of cash consideration received in advance of performing the service. The contractual terms and conditions associated with installment billing indicate that the student is liable for the total contract price therefore, mitigating our exposure to losses associated with nonpayment.

Enrollments

Enrollments are a function of the number of continuing students at the beginning of each period and new enrollments during the period, offset by students who either graduated or withdrew during the period.

Costs and expenses

Instructional. This expense consists primarily of costs related to the administration and delivery of educational programs by our academic institutions. This expense category includes salaries and benefits.

Selling and promotional. This expense consists primarily of costs associated with generating new student leads (mainly via digital channels) and general corporate marketing and advertising initiatives.

General and administrative. This expense includes bad debt expense, legal and professional fees, insurance, accreditation fees, and travel of employees engaged in corporate management, finance, human resources, compliance and other corporate functions.

Rent and occupancy. This expense consists primarily of building leases (booked on a straight-line basis per GAAP), utilities, janitorial, and building expenditures.

Depreciation and amortization. This expense reflects depreciation and amortization of property and equipment, amortization of assets under capital leases and amortization of intangible assets.

Interest expense

This expense reflects borrowing to support our operations.

Factors Affecting Comparability

We believe the following factors have had, or can be expected to have, a significant effect on the comparability of recent or future results of operations:

Critical Accounting Policies and Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates. Although our current estimates contemplate current conditions, including the impact of the COVID-19 pandemic, and how we expect them to change in the future, it is reasonably possible that actual conditions could differ from what was anticipated in those estimates, which could materially affect our results of operations and financial condition.

Revenue recognition

Tuition revenue is recognized ratably over the instruction period. We generally use the time elapsed method, an input measure, as it best depicts the simultaneous consumption and delivery of tuition services. Revenue associated with distinct course materials is recognized at the point of time when control transfers to the student, generally when the materials are delivered to the student. Revenue associated with clinic services is recognized at the point of time when the service is performed.

Allowance for doubtful accounts

An allowance for doubtful accounts is maintained to reflect our best estimate of probable losses resulting from the inability or failure of our students to make required payments. The adequacy of the allowance for doubtful accounts is based on historical bad debt experience and the student status. Generally, a balance is written off once we determine the balance will not be collected. We estimate our reserve based on the collectability of the earned retail installment contracts, the status of the student and our portfolio’s collection history. Bad debt expense is recorded as a general and administrative expense in the consolidated statements of income.

Income taxes

We use the “liability method” of accounting for income taxes. Accordingly, deferred tax assets and liabilities are determined on the differences between the financial statement and tax basis of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse. Current income taxes are based on the year’s taxable income for federal and state income tax reporting purposes. IntelliTec is a Colorado limited liability company and is treated as a partnership for federal and state income tax purposes. Therefore, earnings and losses are included in the member’s income tax returns and taxed accordingly.

Results of Operations

The following table sets forth our consolidated statements of income data as a percentage of revenue for each of the periods indicated:

	December 31, 2020	December 31, 2019	% increase

Revenues:
Tuition and related income, net	100.0	100.0

Operating expenses:
Instructional	24.8	30.3	(5.5)
Selling and Promotional	4.5	6.0	(1.5)
General and administrative	42.3	46.0	(3.7)
Rent and Occupancy	14.8	15.1	(0.3)
Depreciation	1.2	1.3	(0.1)
Gain on Purchase	-	(3.5)	3.5
Total costs and expenses	87.6	95.2	(7.6)

Operating income	12.4	4.8	7.6

Realized gain on investments	-	0.3	(0.3)
Dividend Income	0.1	0.1	-
Other income	0.2	0.1	0.1
Interest expense	0.1	0.1	-
Gain on debt forgiveness	5.5	-	5.5
Interest expense	(0.2)	(0.3)	0.1
Income before income taxes	18.1	5.1	13.0

Income tax expense	(1.8)	0.1	1.9
Net income (loss)	16.3	5.2	14.9

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019

Revenue. Our revenue was $30.5 million in fiscal 2020, compared to $19.8 million in fiscal 2019, an increase of $10.7 million, or 54.5%. The increase was primarily due to increased enrollment and the full year impact in 2020 of June 1, 2019 acquisition of IntelliTec (the “IntelliTec Acquisition”).

Instructional. Our instructional expense was $7.6 million in fiscal 2020, compared to $6.0 million in fiscal 2019, an increase of $1.6 million, or 26.2%. The increase was primarily due to increased enrollment and the full year impact of the IntelliTec Acquisition. Instructional costs as a percentage of revenue declined from 30.4% in 2019 to 24.8% in fiscal 2020, a decline of 5.5%.

Selling and promotional. Our selling and promotional expense was $1.4 million in fiscal 2020, compared to $1.2 million in fiscal 2019, an increase of $0.2 million, or 16.0%. The increase was primarily due to increased enrollment and the full year impact of the I IntelliTec Acquisition. Selling and promotional costs as a percentage of revenue declined from 6.0% in fiscal 2019 to 4.5% in fiscal 2020, a decline of 1.5%.

Rent and occupancy. Our rent and occupancy expense was $4.5 million in fiscal 2020, compared to $3.0 million in fiscal 2019, an increase of $1.5 million, or 50.9%. The increase was primarily due to increased enrollment and the full year impact of the IntelliTec Acquisition. Rent and occupancy costs as a percentage of revenue declined from 15.1% in fiscal 2019 to 14.8% in fiscal 2020, a decline of 0.3%.

General and administrative expense. Our general and administrative expense was $12.9 million in fiscal 2020, compared to $9.1 million in fiscal 2019, an increase of $3.8 million, or 42.0%. The increase was primarily due to increased enrollment and the full year impact of the IntelliTec Acquisition. General and administrative costs as a percentage of revenue declined from 46.0% in fiscal 2019 to 42.3% in fiscal 2020, a decline of 3.7%. The decline is primarily associated with the reduction of general and administrative expenses relating to planned reductions of IntelliTec expenses post acquisition.

Depreciation. Our depreciation expense was $0.4 million in fiscal 2020, compared to $0.3 million in fiscal 2019, an increase of $0.1 million, or 33.3%. This increase was primarily due to the full year impact of the IntelliTec Acquisition. Depreciation costs as a percentage of revenue declined from 1.3% in fiscal 2019 to 1.2% in fiscal 2020, a decline of 0.1%.

PPP Loan Forgiveness. Our PPP loan forgiveness income was $1.6 million in fiscal 2020 and is included in other income in our consolidated statements of income. We did not receive any PPP loan forgiveness income in fiscal 2019.

Interest expense. Our interest expense was $51,000 in fiscal 2020, compared to $48,000 in fiscal 2019, an increase of 6.3%, which was primarily related to a partial year of 2019 compared a full year of 2020.

Income tax (expense)/benefit. Our income tax expense was $574,000 in fiscal 2020 compared to a $17,000 benefit in fiscal 2019. The increase in tax expense from is primarily due to large increase in pre-tax income generated in fiscal 2020 ($5.5 million) as compared to fiscal 2019 ($1.0 million).

Net income. We had a net income of $5.0 million in fiscal 2020 compared to a net income of $1.0 million in fiscal 2019, an increase of $4.0 million, or 400.0%, for the reasons described above.

Six Months Ended June 30, 2021 Compared to Six Months Ended June 30, 2020

Revenue. Our revenue was $17.7 million in 2021 compared to $14.0 million in 2020, an increase of $3.7 million, or 26.4%. The increase was primarily due to increased enrollment and the full year impact in 2020 of June 1, 2019 acquisition of IntelliTec (the “IntelliTec Acquisition”).

Instructional. Our instructional expense was $4.7 million in 2021 compared to $3.6 million in 2020, an increase of $1.1 million, or 30.1%. The increase was primarily due to increased enrollment and the full year impact of the IntelliTec Acquisition. Instructional costs as a percentage of revenue increased from 25.7% in 2020 to 26.4% in 2021, an increase of 0.7%.

Selling and promotional. Our selling and promotional expense was $1.2 million in 2021 compared to $0.6 million in fiscal 2020, an increase of $0.6 million, or 100.0%. The increase was primarily due to increased enrollment and the full year impact of the IntelliTec Acquisition. Selling and promotional costs as a percentage of revenue increased from 4.3% in 2020 to 6.8% in 2021, an increase of 2.5%.

Rent and occupancy. Our rent and occupancy expense was $2.2 million in 2021 compared to $2.1 million in 2020, an increase of $0.1 million, or 4.8%. The increase was primarily due to increased enrollment and the full year impact of the IntelliTec Acquisition. Rent and occupancy costs as a percentage of revenue declined from 14.8% in 2020 to 12.3% in 2021, a decline of 2.5%.

General and administrative expense. Our general and administrative expense was $7.3 million in 2021 compared to $6.1 million in fiscal 2020, an increase of $1.2 million, or 20.4%. The increase was primarily due to increased enrollment and the full year impact of the IntelliTec Acquisition. General and administrative costs as a percentage of revenue declined from 41.3% in 2020 to 43.4% in 2021, a decline of 2.1%. The decline is primarily associated with the reduction of general and administrative expenses relating to planned reductions of IntelliTec expenses post acquisition.

Depreciation. Our depreciation expense was $0.2 million in 2021 compared to $0.2 million in fiscal 2019, a decrease of 1.1%. This decrease was primarily due to the full year impact of the IntelliTec Acquisition. Depreciation costs as a percentage of revenue declined from 1.4% in 2020 to 1.1% in 2021, a decline of 0.4%.

PPP Loan Forgiveness. Our PPP loan forgiveness income was $1.6 million in fiscal 2020 and is included in other income in our consolidated statements of income. We did not receive any PPP loan forgiveness income in fiscal 2019.

Interest expense. Our interest expense was $34,000 in 2021 compared to $26,000 in 2020, an increase of 33.8%, which was primarily related to a partial year of 2019 compared a full year of 2020.

Income tax expense. Our income tax expense was $573,000 in 2021 compared to a $71,000 in 2020. The increase in tax expense from is primarily due to a large increase in pre-tax income generated in fiscal 2020 ($5.5 million) as compared to fiscal 2019 ($1.0 million).

Net income. We had a net income before tax of $3.3 million in 2021 compared to a net income before tax of $1.3 million in 2020, an increase of $2.0 million, or 153.8%, for the reasons described above.

Liquidity and Capital Resources

For the years ended December 31, 2020 and 2019 and the six months ended June 30, 2021 and 2020, we financed our operating activities and capital expenditures primarily through operating cash flow.

Our cash and cash equivalents were $10.0 million and $2.9 million as of December 31, 2020 and December 31, 2019, respectively. Our cash and cash equivalents were $9.2 million and $9.5 million as of June 30, 2021 and 2020, respectively. We are not party to a revolving line of credit or other debt facility.

Based on our current level of operations and anticipated growth, we believe that our cash flow from operations offering and other sources of liquidity, including cash and cash equivalents, will provide adequate funds for ongoing operations, planned capital expenditures and working capital requirements for at least the next 12 months.

Capital expenditures were $33,000 and $453,000 for the years ended December 31, 2021 and 2020, respectively. Capital expenditures were $12,000 and $16,000 for the six months ended June 30, 2021 and 2020, respectively.

Title IV Programs and other government funding

A significant portion of our revenue is derived from tuition funded by the Title IV Programs. As such, the timing of disbursements under the Title IV Programs is based on federal regulations and our ability to successfully and timely arrange financial aid for our students. Title IV Program  funds are generally provided in multiple disbursements before we earn a significant portion of tuition and fees and incur related expenses over the period of instruction. Students must apply for new loans and grants each academic year. These factors, together with the timing of our students beginning their programs, affect our operating cash flow.

Financial responsibility

Based on our most recent fiscal year-end financial statements, we satisfied the composite score requirement of the financial responsibility test which institutions must satisfy in order to participate in the Title IV Programs.

Operating activities

Net cash provided by operating activities was $6.3 million in fiscal 2020 as compared to $0.7 million in fiscal 2019, an increase of $5.6 million which is primarily due to a $2.9 million increase in operating income.

Net cash provided by operating activities was $1.1 during the six months ended June 30, 2021 as compared to $4.2 during the six months ended June 30, 2020, a decrease of $3.1 which is primarily due to the timing of cash received relating tuition and fees.

Investing activities

Net cash used in investing activities was $0.3 million in fiscal 2020 compared to $0.2 million in fiscal 2019, an increase of $29,000, which increase is primarily due to the purchase of $0.2 million in investment securities in fiscal 2020 as compared to $0.5 million in capital expenditures in fiscal 2019.

Net cash used in investing activities was $0.2 million during the six months ended June 30, 2021 compared to $0.1 million during the six months ended June 30, 2020.

Financing activities

Net cash provided by financing activities was $1.0 million in fiscal 2020 primarily due to the issuance of $2.7 million in debt, offset by $1.1 million in capital distributions. In 2019, net cash provided by financing activities was $0.8 million which was primarily due to capital contributions of $1.0 million.

Net cash used in financing activities was $1.6 million during the six months ended June 30, 2021 compared to net cash provided by financing activities of $2.5 million during the six months ended June 30, 2020 primarily due to the proceeds from debt of $2.7 million in 2020 and the dividend and distribution paid of $1.9 million in 2021.

Financings

Asher received $2.7 million of loans in 2020 pursuant to the Paycheck Protection Program established under the CARES Act.

Impact of Inflation

We believe that inflation has not had a material impact on our results of operations for the fiscal years ended 2020 and 2019; however, we can provide no assurance that future inflation will not have an adverse impact on our operating results and financial condition.

JOBS Act

On April 5, 2012, the JOBS Act was enacted. Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act, for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies.

We have chosen to take advantage of the extended transition periods available to emerging growth companies under the JOBS Act for complying with new or revised accounting standards until those standards would otherwise apply to private companies provided under the JOBS Act. As a result, our financial statements may not be comparable to those of companies that comply with public company effective dates for complying with new or revised accounting standards.

We are in the process of evaluating the benefits of relying on other exemptions and reduced reporting requirements provided by the JOBS Act. Subject to certain conditions set forth in the JOBS Act, as an “emerging growth company,” we intend to rely on certain of these exemptions, including, without limitation, (i) providing an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act and (ii) complying with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements, known as the auditor discussion and analysis. We will remain an “emerging growth company” until the earliest of (i) the last day of the fiscal year in which we have total annual gross revenues of $1.07 billion or more, as such amount is indexed for inflation every five years by the Securities and Exchange Commission to reflect the change in the Consumer Price Index for All Urban Consumers during its most recently completed fiscal year; (ii) the last day of our fiscal year following the fifth anniversary of the date of the completion of this offering; (iii) the date on which we have issued more than $1 billion in nonconvertible debt during the previous three years; or (iv) the date on which we are deemed to be a large accelerated filer under the rules of the Securities and Exchange Commission.

BUSINESS

Overview

We provide career-focused, post-secondary education services to students at all stages of adult life, from recent high school graduates to working parents, through our nationally accredited academic institutions: High Desert Medical College, which we acquired in July 2010, Central Coast College, which we acquired in January 2019, and Integrity College of Health. On December 31, 2019, we entered into a Membership Interest Purchase Agreement with the sole member of Integrity. We purchased from the sole member of Integrity, 24.5% of her interest and obtained an exclusive option to acquire her remaining membership interest upon payment of $100, which was exercised on September 15, 2020. For purposes of our financial statements, the acquisition of Integrity is deemed to have been effective as of December 31, 2019.

High Desert Medical College

HDMC was established in the State of California in 2002 and began offering classes in 2003. It started with campuses in Lancaster, California, and added its first branch in 2008 in Bakersfield, California. Due to enrollment growth and high demand for its services, HDMC expanded to add a branch campus in Temecula, California campus in order to accommodate 250 to 400 additional students. HDMC offers UT, VN, pharmacy technician, dental assisting, clinical medical assisting, medical administrative assisting programs, medical billing and coding, veterinary assistant, phlebotomy technician avocational and UT Associate of Applied Science degree program. As of September 30, 2021, HDMC had 1,451 students enrolled in its programs.

Central Coast College

CCC was established in the State of California in 1983. In 1991, CCC moved to its current location in Salinas, California to accommodate growing enrollment numbers and the addition of new training programs.

CCC offers healthcare career training programs (medical assisting, medical administrative assistant, nursing assistant, phlebotomy technician and veterinary assistant) and business career training programs (computer specialist, accounting and business administrative specialist and veterinary technology Associate of Applied Science degree program). As of September, 2021, CCC had 278 students enrolled in its programs.

Integrity College of Health

Integrity was established in the State of California in 2007. Integrity’s campus is located in Pasadena, California. Integrity offers healthcare career training programs (vocational nursing, medical assisting and EMT training). For purposes of our financial statements, Legacy Education, L.L.C. is deemed to have acquired Integrity in December 2019.

Our History

●	In 2003, HDMC began offering classes in Lancaster, CA (main campus).
●	In 2008, HDMC began offering classes in Bakersfield, CA (branch campus).
●	In October 2009, our current Chief Executive Officer, LeeAnn Rohmann founded our company.
●	In July 2010, we acquired HDMC.
●	From 2011 to 2013, HDMC received VA approval, Workers Investment Act approval and Department of Rehabilitation approval for its programs.
●	In April 2013, HDMC received ACCET accreditation.
●	In December 2013, HDMC received BVNPT accreditation of new licensed vocational nurses curriculum on a provisional basis, which provision was removed in 2017.
●	In March 2014, HDMC became eligible to participate in the Title IV Programs and, in April 2014, received its first disbursements under the Title IV Programs.

●	From 2015 to 2017, HDMC added pharmacy technician and dental assisting programs, went through re-accreditation with ACCET, received approval to participate in Cal Grant programs, and was removed from provisional status by BVNPT.
●	In January 2018, the UT AAS degree program was approved by BPPE and ACCET to offer through interactive distance learning.
●	In July 2018, HDMC received branch approval for the Temecula, CA campus.
●	In July 2018, HDMC introduced medical billing and coding programs and online UT AAS program.
●	In December 2018, we entered into the management services agreement with Integrity.
●	In December 2018, ED conducted and completed a program review at HDMC to confirm compliance with Title IV regulations, noting only minor findings.
●	In January 2019, we acquired CCC.
●	In January 2019, HDMC received approval for licensed vocational nurse students (20 students) for Bakersfield, CA.
●	In February 2019, the UT AAS degree program was approved by ED.
●	In February 2019, HDMC opened its campus in Temecula, CA.
●	In April 2019, HDMC was re-accredited by ACCET through April 2024 for all programs.
●	In April 2020, CCC was re-accredited by ACCET through April 2025 for all programs.
●	In December 2019, we acquired a 24.5% ownership interest in Integrity.
●	In September 2020, we acquired the remaining 75.5% interest in Integrity.

Industry Background

According to National Center for Educational Statistic, as of 2017, degree granting career colleges served approximately 2.9 million undergraduate students, which was approximately 8.3% of the estimated 22.1 million total undergraduates in degree programs. The 2019 U.S. Census Bureau reported that approximately 84.2 million adults over the age of 25 in the United States did not have more than a high school education, and approximately 34.6 million adults over the age of 25 had some college experience but had not completed a college degree. Other trends that could positively impact demand for our programs include:

●	increasing demand by employers for certain types of professional and skilled workers;

●	growth in the number of high school graduates from 2.8 million in 1999-2000 to an estimated 3.7 million in 2019-2020, according to the National Center for Education Statistics;

●	the significant and measurable income premium and enhanced employment prospects attributable to post-secondary education;

●	a number of initiatives underway to reduce the cost of a post-secondary education; and

●	a continued demand from working adults for programs offered by nationally accredited institutions.

Our Market Opportunity

We believe that the community college system in California, where we currently operate, is broken. Plagued by poor completion rates, uncertain career pathways and corresponding poor job placement rates, California community colleges are not the stepping stones to success they once were. Aspiring students who want in-demand skills are often stuck between choosing an expensive four-year school with course requirements unrelated to their interests, on one hand, and a community college that lacks a clear mission and the ability to place them in their desired careers, on the other hand.

Our colleges directly address this employment need through our focused, high-quality programs. Our campuses are strategically located near hospitals and clinics to allow easy access for our students to externships and full-time employment opportunities.

The geographic footprint of our colleges extends from Southern to Central California, home to approximately 24 million people, including an aging population who will depend on the skills our students are able to provide as healthcare workers.

Our target demographic is early to mid-20-year-old with a desire to better their economic situation by choosing a program with strong job opportunities. Students are targeted within a 25-mile radius of each campus for most programs for ease of drive and availability. Students choose a for-profit career college because they can get trained and on the job within months. Prospective students need caring career direction and advice, more so than your traditional college students.

According to the Bureau of Labor Statistics, employment in the healthcare industry is projected to grow 16% from 2020 to 2030 resulting in over 2.6 million new jobs. This growth rate is much stronger than other industries. In addition, the aging population has a greater demand for healthcare.

Our Growth Strategies

Our growth strategy goals consist of the following:

●	Plan for moderate growth in existing programs.

●	Approval of registered nursing programs in Lancaster and Bakersfield, California.

●	Add Associate of Applied Sciences degrees to our shorter programs.

●	Add registered dental assisting to our dental assistant program.

●	New programs in dental hygiene and surgical technician.

●	Add VN program in Temecula, California.

●	Launch new program offerings, including online offerings.

●	Launch new branch campuses, including in Fresno and Santa Ana, California and beyond.

●	Acquire new institutions (new locations, new programs) outside of California, including in Nevada, Colorado and New Mexico and programs in business, automotive and trade to increase national footprint.

●	Meet benchmark standards for completion and placement.

Our business strategy is based on helping our graduates succeed, which we believe will drive our financial results. To that end, we are pursuing the following operating strategies:

●	Focusing on student and graduate success, including improving retention rates while maintaining high standards of academic quality and rigor;

●	Maintaining and improving upon our ability to offer affordable degrees, where graduates receive a high return on their investment;

●	Expanding and optimizing our relationship-based marketing efforts and increasingly personalizing the prospective student experience; and

●	Further strengthening and expanding our product offering and the alignment of our offering with employer needs.

We are focused on the following operational priorities to deliver these strategies:

Curriculum and Assessment. Across our portfolio, we continue to refine and implement best practices for teaching and learning models and focus on learner success to improve completion rates and align the curriculum to employers’ needs to drive career success. Our goal is to further strengthen our position as a recognized leader in high quality learning.

We are committed to delivering a superior academic, professionally aligned, real-world education to our students. We seek to develop a deep understanding of the professions we serve and the competencies required of skilled professionals in these fields. This commitment guides the development of our curricula, the recruitment of our faculty and staff, and the design of our support services.

Graduate Success. We look for opportunities to improve our student’s educational experience and increase the likelihood of students successfully completing their programs. Our programs surround students with a supportive, flexible, and engaging environment to help them achieve academic success. To foster that environment, we maintain a comprehensive focus on improving early cohort persistence, a personalized on-boarding experience for new learners, simplified administrative interactions, and continuous improvements in the quality and frequency of interaction between our learners and our faculty.

Relationship-Based Marketing. We continue to focus on building our brands and establishing our strong differentiation as a provider of high quality and professionally aligned educational offerings, as an innovative and leading provider of job-ready skills for the 21st century workforce. We continue to expand on this differentiation through a variety of initiatives, including creating brand recognition, optimizing marketing efforts, interacting with prospective students earlier in the decision process and expanding strategic employer relationships. Our marketing strategy is designed to attain greater strategic control over our new enrollment growth and strengthen engagement with prospective as well and current students and graduates, who can act as advocates for our institutions.

Innovation and Diversification. We seek to expand the addressable market by investing in innovation, student success, academic infrastructure, and new business models. We also seek to drive growth through a multifaceted strategy of enhancing existing program offerings and developing new and innovative programs.

Competition

The for-profit, post-secondary education industry is highly competitive and highly fragmented with no single participant controlling a significant market share. We compete for students with traditional public and private two-year and four-year degree-granting accredited colleges and universities, other proprietary degree-granting accredited schools, and alternatives to higher education. In addition, we face competition from various non-traditional, credit-bearing and noncredit-bearing education programs, provided by both proprietary and not-for-profit providers, including massive open online courses offered worldwide without charge by traditional educational institutions and other direct-to-consumer education services. As the proportion of traditional colleges providing alternative learning modalities increases, we will face increasing competition for students from traditional colleges, including colleges with well-established reputations for excellence. As online learning matures as a modality for education delivery across higher education, we believe that the intensity of the competition we face will continue to increase.

We believe the key factors affecting our competitive position include the quality of the programs offered, the quality of other services provided to students, our reputation among students and in the general marketplace, the cost and perceived value of our offerings, the employment rate and terms of employment for our graduates, the ease of access to our offerings, the quality and reputation of our faculty and other employees, the quality of our campus facilities and online platform, the time commitment required to complete our program and obtain a degree, the quality and size of our alumni base, and our relationship with other learning institutions.

Some of our local competitors include San Joaquin Valley College, Charter College Lancaster, Career Care Institute, UEI College, Bakersfield College and the Pima Medical Institute. Such competitors may have greater financial resources and greater brand recognition than us. For example, public institutions receive government subsidies and other financial sources not available to for-profit schools.

Marketing and Recruiting

We use a variety of marketing and recruiting methods to attract students and increase enrollment. Our marketing and recruiting efforts are targeted at prospective students who are high school graduates entering the workforce, or who are currently underemployed or unemployed and require additional training to enter or re-enter the workforce.

Marketing and Advertising. We advertise through a variety of marketing channels to inform prospective students interested in entering or advancing their healthcare careers about the college and the programs we offer. We utilize a fully integrated marketing approach in our lead generation and admissions process that includes the use of traditional media such as radio, billboards, direct mail, a variety of print media and event marketing campaigns. Our digital marketing efforts, which include paid search, search engine optimization, online video and display advertising and social media, have grown significantly in recent years and currently drive the majority of our new student leads and enrollments. Our websites’ integrated marketing campaigns direct prospective students to call us or visit the HDMC, CCC and Integrity websites where they will find details regarding our programs and campuses and can request additional information regarding the programs that interest them.

Referrals. Referrals from current students, high school counselors and satisfied graduates and their employers have historically represented approximately 36% of our new enrollments. Our school administrators actively work with our current students to encourage them to recommend our programs to prospective students. We continue to build strong relationships with high school guidance counselors and instructors by offering annual seminars at our training facilities to further familiarize these individuals on the strengths of our programs.

Recruiting. Our recruiting efforts are conducted by a group of approximately 10 campus-based and field representatives who meet directly with prospective students during presentations conducted at high schools, or during a visit to one of our campuses.

Student Support

Admissions. Students enrolling in our programs must have a high school diploma or a General Educational Development Certificate and demonstrate competence in writing and logical reasoning. Students must also complete an application and pass one or more entrance assessments. While each of our programs has different admissions criteria, we screen all applications and counsel the students on the most appropriate program to increase the likelihood that our students complete the requisite coursework and obtain and sustain employment following graduation.

Enrollment. We enroll students continuously throughout the year, with our largest classes enrolling in late summer or early fall following high school graduation. We had 1,451 students enrolled as of September 30, 2021, an increase of 39.5% compared to 906 students as of September 30, 2020.

Retention. To maximize student retention, the staff at each school is trained to recognize the early warning signs of a potential drop and to assist and advise students on academic, financial, employment and personal matters. We monitor weekly our retention rates by instructor, course, program and school. When we become aware that a particular instructor or program is experiencing a higher than normal dropout rate, we quickly seek to determine the cause of the problem and attempt to correct it. When we identify that a student is experiencing difficulty academically, we offer tutoring, remediation and assistance and guidance from the program director.

Faculty and Employees

Across the organization, we seek to hire faculty who have teaching and/or practitioner experience in their particular discipline and who possess significant and appropriate academic credentials. We hire our faculty in accordance with established criteria set by the California Code of Regulations and including relevant work experience, educational background and accreditation and state regulatory standards. We require meaningful industry experience of our teaching staff in order to maintain the quality of instruction in all of our programs and to address current and industry-specific issues in our course content. In addition, we provide intensive instructional training and continuing education, including quarterly instructional development seminars, annual reviews, technical upgrade training, faculty development plans and weekly staff meetings.

We also employ non-faculty staff in student services, academic advising and academic support, enrollment services, administration, financial aid, information technology, human resources, finance and other administrative functions. The staff of each campus typically includes a campus director, a career services coordinator, a financial-aid officer and a career advisor and instructors, all of whom are industry professionals with experience in our areas of study.

As of September 30, 2021, we had approximately 88 full-time faculty, including program directors, as well as approximately 54 part-time faculty.

As of September 30, 2021, we and our institution also employed approximately 119 combined non-faculty staff in the areas of university services, academic advising and academic support, enrollment services, university administration, financial aid, information technology, human resources, corporate accounting, finance and other administrative functions. None of our employees is a party to any collective bargaining or similar agreement with us.

Education Regulations

As a provider of postsecondary education, we are subject to extensive regulation by federal, state and accrediting agencies. The applicable regulatory requirements cover virtually all phases of the operations of our institutions, including, but not limited to, educational program offerings, facilities, instructional and administrative staff, administrative procedures, marketing and recruiting, financial operations, data security and privacy, adequacy and substantiation of graduation and job placement rates and other student outcomes, distribution of information to current and prospective students, professional licensure requirements, payment of refunds to students who withdraw, the receipt of federal and state financial aid by our students, acquisitions or openings of new institutions, additions of new campuses and educational programs, closure or relocation of existing locations and changes in corporate structure and ownership.

Each of our institutions (HDMC, CCC, and Integrity) participate in the Title IV Programs, as well as other federal and state financial aid programs and are subject to extensive regulation by ED, other federal agencies, various state agencies and accreditors. We derive a substantial portion of our revenue and cash flows from the Title IV Programs and a significant portion of our students rely on financial aid received under the Title IV Programs in order to attend our institutions. To participate in the Title IV Programs, an institution must receive and maintain authorization by the appropriate state education agencies, be accredited by an accrediting body recognized by ED, and be certified by ED as an eligible institution.

The regulations, standards and policies of our regulators change periodically and are subject to interpretation. Changes in, or new interpretations of, applicable laws, regulations or standards, or our failure to comply with those laws, regulations or standards, could have a material adverse effect on our receipt of funds under the Title IV Programs and other federal and state financial aid programs, the accreditation of our institutions and programs, the authorization of our institutions to operate in various states, our permissible activities, or our costs of doing business. We cannot predict with certainty how all of the requirements applied by our regulators will be interpreted or whether our institutions will be able to comply with these requirements in the future. If we are found to have violated any applicable regulations, laws, standards or policies, we may be subject to liabilities, sanctions, and other consequences. See “Risk Factor - If our institutions fail to comply with the extensive regulatory requirements applicable to our business, we could incur financial penalties, restrictions on our operations, loss of federal and state financial aid funding for our students, loss of accreditation, or loss of our authorization to operate our institutions.”

Under the provisions of the HEA, an institution must apply to ED for continued certification to participate in the Title IV Programs at least every six years or when it undergoes a change of control. ED defines an institution to consist of both a main campus and its additional locations, if any. Under this definition, for ED purposes, we have the following three institutions, collectively consisting of three main campuses and two additional locations: HDMC with locations in Lancaster, Bakersfield, and Temecula, CCC with a location in Salinas, and Integrity with a location in Pasadena. Generally, the recertification process includes a review by ED of an institution’s educational programs and locations, administrative capability, financial responsibility and other oversight categories. The current expiration dates of the program participation agreements for HDMC and CCC are June 30, 2022 and March 31, 2022, respectively. Integrity is currently participating under a temporary provisional program participation agreement as a result of the change in ownership that had an expiration date of November 30, 2020 but continues on a month-to-month basis thereafter based on the submission to ED of certain required documentation and remains in effect until the conclusion of ED’s review of Integrity’s pending application of the approval of its change in ownership resulting from our acquisition of the institution.

ED typically provides provisional certification to an institution following a change in ownership resulting in a change of control and also may provisionally certify an institution for other reasons, including, but not limited to, noncompliance with certain standards of administrative capability and financial responsibility. Currently, our CCC institution is provisionally certified by ED based on the change in ownership resulting from our acquisition of the institutions. Our Integrity institution is currently approved under a temporary provisional program participation agreement which (as described in the subsequent section) permits an institution to continue participating in the Title IV Programs on a month-to-month basis while ED reviews the change in ownership and as long as the institution timely submits certain documentation to ED during the process. An institution that is provisionally certified receives fewer due process rights than those received by other institutions in the event ED takes certain adverse actions against the institution, is required to obtain prior ED approvals of new campuses and educational programs and may be subject to heightened scrutiny by ED. However, provisional certification does not otherwise limit an institution’s access to Title IV Program funds. ED has announced its intention to establish negotiated rulemaking committees to prepare proposed regulations on topics including certification procedures for participation in the Title IV Programs.

State Authorization. Our institutions are subject to the laws and regulations of the State of California where our physical campuses are located. We also may be subject to the laws of other states if we acquire a new institution in the state (such as our planned acquisition of IntelliTec and Asher College with campuses located in Colorado, Nevada, New Mexico, and Texas – See “Asher Acquisition”) or if one of our institutions adds a new campus in the state or otherwise conducts other operations in the state covered by applicable state law including, but not limited to, student recruitment, advertising, or certain types of distance education. State laws establish standards for, among other things, student instruction, qualifications of faculty, location and nature of facilities, educational programs, financial stability and policies and minimum graduation and job placement outcomes for institutions and/or their individual educational programs. We also may be required to obtain approvals and comply with requirements of state agencies that regulate certain educational programs such as, for example, vocational nursing and phlebotomy. The vocational nursing programs at HDMC and Integrity are approved by the California Board of Vocation Nursing and Psychiatric Technicians. The phlebotomy programs at HDMC and CCC are approved by California Department of Public Health. In addition, we are subject to state consumer protection laws.

Attorneys general in many states have become more active in enforcing consumer protection laws, in particular related to marketing, advertising and recruiting practices and the financing of education at for-profit educational institutions. Further, some state attorneys general have partnered with the Consumer Financial Protection Bureau and the Federal Trade Commission to review industry practices. These actions increase the likelihood of scrutiny of marketing, advertising, recruiting, financing, and other practices of educational institutions and may result in unforeseen consequences, increasing risk and making our operating environment more challenging.

Adverse media coverage regarding the allegations of state consumer protection law violations by us or other for-profit education companies could damage our reputation, result in deceased enrollments, revenues and profitability and have a negative impact on our stock price. Such coverage could also result in continued scrutiny and regulation by ED, Congress, accreditors, state legislatures, state attorneys general or other governmental authorities of for-profit educational institutions.

State education laws and regulations may limit our campuses’ ability to operate or to award degrees, diplomas, or certificates or offer new programs. Moreover, under the HEA, approval by state education agencies is necessary to maintain eligibility to participate in the Title IV Programs. ED regulations also require institutions offering postsecondary education through distance education to students located in a state in which the institution is not located to meet state requirements in that state or participate in a state authorization reciprocity agreement in order to disburse Title IV funds to such students. ED also has issued guidance temporarily waiving certain requirements related to distance education and permitting schools not already approved to offer programs via distance education to provide such programs during the COVID-19 pandemic. We have obtained permanent approval for distance education programs from ACCET for CCC and from the California Bureau for Private Postsecondary Education for CCC and Integrity. In addition, an institution must make disclosures readily available to enrolled and prospective students regarding whether programs leading to professional licensure or certification meet state educational requirements, and provide a direct disclosure to students in writing if the program leading to professional licensure or certification does not meet state educational requirements in the state in which the student is located, or if no determination for such state has been made by the institution.

State legislatures often consider legislation affecting regulation of postsecondary educational institutions. Our institutions are located in California which has expansive laws and regulations impacting for-profit schools like our institutions. Enactment of this legislation and ensuing regulations, or changes in interpretation of existing regulations, may impose substantial costs on our institutions and require them to modify their operations in order to comply with the new regulations. If we are unable to comply with current or future state education, consumer protection, licensing, authorization or other requirements, or determine that we are unable to cost effectively comply with new or changed requirements, we could be subject to liabilities, sanctions and other consequences. See “Risk Factor – Any failure to comply with state laws and regulatory requirements, or new state legislative or regulatory initiatives affecting our institutions, could have a material adverse effect on our total student enrollment, results of operations, financial condition and cash flows.”

Accreditation

Institutional Accreditation. In the U.S., accrediting agencies periodically review the academic quality of an institution’s instructional programs and its administrative and financial operations to ensure the institution has the resources to perform its educational mission. Accrediting agencies impose standards that extend to most aspects of an institution’s operations and educational programs including requirements to maintain threshold graduation and job placement rates for its educational programs. HDMC and CCC are currently accredited by ACCET through April 2024 and April 2025, respectively. Integrity is accredited by ABHES through February 2022. ED requires an institution to be accredited by an ED-recognized accrediting agency in order for the institution to participate in the Title IV Programs. The failure to comply with accreditation standards will subject an institution to additional requirements, sanctions, and consequences including the potential loss of accreditation. See “Risk Factor - If one or more of our institutions fails to maintain institutional accreditation, or if certain of our programs cannot obtain or maintain programmatic accreditation, our student enrollments would diminish and our business would suffer.”

Programmatic Accreditation. Many states and professional associations require professional programs to be accredited. While programmatic accreditation is not a sufficient basis to qualify for institutional Title IV Program certification, programmatic accreditation may improve employment opportunities for program graduates in their chosen field. The veterinary technology program at CCC is accredited by American Veterinary Medical Association. Those of our programs that do not have such programmatic accreditation, where available, or fail to maintain such accreditation, may experience adverse publicity, declining enrollments, litigation or other claims from students or suffer other adverse impacts, which could result in it being impractical for us to continue offering such programs.

ED Recognition of Accrediting Agencies. Our participation in the Title IV Programs is dependent on ED continuing to recognize the accrediting agencies that accredit our colleges and universities. Our institutions currently are accredited by an ED-recognized accrediting agency. The standards and practices of these agencies have become a focus of attention by state attorneys general, members of Congress, ED’s Office of Inspector General and ED over recent years. This focus may make the accreditation review process longer and potentially more challenging for our institutions when they undergo their normal accreditation review processes. It may also make the process by which ED evaluates and recognizes accreditors as appropriate Title IV Program gatekeepers longer and more challenging for our accreditors. ED recognized accreditors are facing increased political pressure as part of this recognition process to apply heightened levels of scrutiny or review and/or apply new requirements or standards to for-profit institutions. These pressures may result in future modifications to accreditation criteria, practices or other policies and procedures, with which our institutions may not be able to comply.

Congressional Action. The U.S. Congress must periodically reauthorize the HEA and other laws governing the Title IV Programs and annually determines the funding level for each Title IV Program. Political and budgetary concerns significantly affect the Title IV Programs. We cannot predict when or whether Congress will consider or vote on legislation to reauthorize the HEA. Furthermore, we cannot predict with any certainty the outcome of the HEA reauthorization process nor the extent to which any legislation, if adopted, could materially affect our business, financial condition and results of operations. However, the recent election has increased the number and influence of legislators who have been critical of the for-profit postsecondary education sector that includes our institutions, which could lead to significant legislative changes in connection with the reauthorization of the HEA, annual appropriations, or other changes to laws, that may be adverse to our institutions and other for-profit institutions. Moreover, current requirements for student or school participation in Title IV Programs may change or one or more of the present Title IV Programs could be replaced by other programs with materially different student or school eligibility requirements. For example, ARPA was signed into law in March 2021 and included, among other things, a provision that amends the 90/10 Rule in the HEA. See “Risk Factors - Our institutions could lose their eligibility to participate in federal student financial aid programs if the percentage of their revenues derived from applicable federal student aid programs is too high.” If we cannot comply with the provisions of the HEA, as they may be amended, or if the cost of such compliance is excessive, or if funding is materially reduced, our revenues or profit margin could be materially adversely affected.

Gainful Employment. In October 2014, ED issued final gainful employment regulations requiring each educational program offered by our institutions to achieve threshold rates in at least one of two debt measure categories related to an annual debt to annual earnings ratio and an annual debt to discretionary income ratio. Among other things, an educational program that failed to comply with the applicable thresholds would be subject to certain restrictions and conditions and potentially lose eligibility for Title IV Program funding. On July 1, 2019, ED issued final regulations that rescinded the gainful employment regulations. The final regulations had an effective date of July 1, 2020, but ED provided an opportunity to schools to implement the regulations on an earlier date. As a result of the change in administration and composition of Congress, we anticipate that ED or Congress may attempt to reinstitute the gainful employment regulations or establish a similar and potentially more restrictive version of the regulations although we cannot predict whether or when such regulations might be established and take effect. ED has announced its intention to establish negotiated rulemaking committees to prepare proposed regulations on topics including gainful employment. See “Risk Factor - ED’s gainful employment regulation may limit the programs we can offer students and increase our cost of operations if the regulation is reinstituted or if a similar or more restrictive version is adopted.”

Borrower Defense to Repayment Regulations. ED published proposed regulations on July 31, 2018 that would modify the defense to repayment regulations, including regulations regarding, among other things, (i) acts or omissions by or on behalf of an institution of higher education a borrower may assert as a defense to repayment of certain Title IV Program loans; (ii) permitting the use of arbitration clauses and class action waivers in enrollment agreements and requiring certain disclosures to students in connection with these provisions (iii) triggering events that could result in ED determining that the institution lacks financial responsibility and must submit to ED a letter of credit or other form of acceptable financial protection and accept other conditions on the institution’s Title IV Program eligibility. See “Risk Factor - A failure to demonstrate “financial responsibility” would have negative impacts on our operations.” On September 23, 2019, ED published the final regulations which had a general effective date of July 1, 2020.

Among other things, the new regulations amend the processes for borrowers to receive from ED a discharge of the obligation to repay certain Title IV Program loans first disbursed on or after July 1, 2020 based on certain acts or omissions, including misrepresentations, by an institution or a covered party. The regulations also updated existing processes for enabling borrowers to obtain from ED a discharge of some or all of their federal student loans base on certain acts or omissions of the institution. The regulations establish detailed procedures and standards for the loan discharge processes, including the information required for borrowers to receive a loan discharge, and the authority of ED to seek recovery from the institution of the amount of discharged loans. Consequently, if we or our representatives are found to have engaged in certain acts or omissions under the broad definitions contained in the regulations, we could be subject to substantial repayment obligations and subject to other sanctions.

As a result of the change in administration and composition of Congress, we anticipate that ED or Congress may attempt to reinstitute prior versions of the borrower defense to repayment regulations or establish a similar and potentially more restrictive version of the regulations although we cannot predict whether or when such regulations might be established and take effect. ED has announced its intention to establish negotiated rulemaking committees to prepare proposed regulations on topics including borrower defense to repayment. The establishment of new or expanded borrower defense to repayment regulations could have a material adverse effect on our business, financial condition, results of operations, and cash flows and result in the imposition of significant restrictions on us and our ability to operate. The current borrower defense to repayment regulations and any future regulations established on these topics could have a material adverse effect on our institutions’ business and results of operations, and the broad sweep of the rules may, in the future, require our institutions to submit a letter of credit based on expanded standards of financial responsibility. See “Financial Responsibility Standards.”

The new administration has been more active in processing borrower defense to repayment applications and has recently distributed claims to institutions for an opportunity to respond to borrower allegations. Media outlets have published information obtained from ED via Freedom of Information Act requests regarding the number of borrower defense repayment claims received by ED and the percentage of claims resolved by ED. ED may, on its own or in response to other constituencies, allocate additional resources to reviewing and adjudicating borrower defense to repayment applications. We cannot predict how many borrower defense to repayment applications have been filed by our former students, but if we receive such claims from ED, we may incur significant costs in responding to the borrower allegations and, if adjudicated as valid by ED, repaying the loans discharged pursuant to such claims.

90/10 Revenue Test. Under the HEA, a proprietary institution that derives more than 90% of its total revenue from the Title IV Programs for two consecutive fiscal years becomes immediately ineligible to participate in the Title IV Programs and may not reapply for eligibility until the end of at least two fiscal years. An institution with revenues exceeding 90% for a single fiscal year will be placed on provisional certification and may be subject to other enforcement measures, including a potential requirement to submit a letter of credit. See “Financial Responsibility Standards.” If an institution violated the 90/10 Rule and became ineligible to participate in Title IV Programs but continued to disburse Title IV Program funds, ED would require the institution to repay all Title IV Program funds received by the institution after the effective date of the loss of eligibility.

The 90/10 Rule percentage for the 2020 and 2019 fiscal years respectively are as follows for HDMC, CCC and Integrity: HDMC 85.7% and 88.15%; CCC 71.27% and 68.2%; and 89.47% and 87.16%. We will submit our 2021 90/10 calculations to ED by December 31, 2021 as required. Based upon our internal projection, we expect each entity will be below 90%. All of these calculations are subject to review and potential recalculation by ED.

If Congress or ED were to amend the 90/10 Rule to treat other forms of federal financial aid as Title IV Program revenue for 90/10 Rule purposes, lower the 90% threshold, or otherwise change the calculation methodology (each of which has been proposed by some Congressional members in proposed legislation and which may be more likely to occur based on changes in administration and the composition of Congress), or make other changes to the 90/10 Rule or the availability of non-Title IV Program federal student assistance funding to for-profit schools, those changes could make it more difficult for our institutions to comply with the 90/10 Rule and may require us to make changes to our business to remain in compliance. See “Risk Factor - Our institutions could lose their eligibility to participate in federal student financial aid programs if the percentage of their revenues derived from applicable federal student aid programs is too high.”

ARPA amends the 90/10 Rule by treating other federal student financial assistance funds in the same manner as Title IV Program funds in the 90/10 Rule calculation. This amendment will require our institutions to limit the combined amount of Title IV Program funds and other federal student financial assistance funds in a fiscal year to no more than 90% in a fiscal year as calculated under the 90/10 Rule. ARPA does not define which federal student aid funds must be included in the 90/10 Rule percentages, but we anticipate that it will include funding from federal student aid programs such as the programs administered by the U.S. Department of Veterans Affairs. As a result, we expect the change in the 90/10 Rule to increase the 90/10 Rule percentages at each of our institutions and expect to make changes to our operations in order to keep the percentage for each of our institutions below 90%. However, we cannot predict whether these changes will be successful in maintaining our institutions’ compliance with the 90/10 Rule in the future or whether such changes will have an adverse effect on our business.

ARPA states that the amendments to the 90/10 Rule apply to institutional fiscal years beginning on or after January 1, 2023 and are subject to the HEA’s negotiated rulemaking process. As a result, we do not expect the ARPA amendment to the 90/10 Rule to apply to our 90/10 Rule percentages until our 2023 fiscal year. Moreover, we cannot predict the additional changes that ED might make to the 90/10 Rule or other regulations during the negotiated rulemaking that was announced on October 1, 2021 and will likely occur no earlier than January 2022.

Cohort default rate. The HEA limits participation in the Title IV Programs by institutions whose former students defaulted on the repayment of certain federally guaranteed or funded student loans above a prescribed rate. ED calculates these rates based on the number of students who have defaulted, not the dollar amount of such defaults. The cohort default rate is calculated on a federal fiscal year basis and measures the percentage of students who enter repayment of a loan during the federal fiscal year and default on the loan on or before the end of the federal fiscal year or the subsequent two federal fiscal years.

Under the HEA, an institution whose cohort default rate is 30% or greater for three consecutive federal fiscal years loses eligibility to participate in certain Title IV Programs and the Pell programs for the remainder of the federal fiscal year in which ED determines that such institution has lost its eligibility and for the two subsequent federal fiscal years. An institution whose cohort default rate for any single federal fiscal year exceeds 40% loses its eligibility to participate in certain Title IV Programs for the remainder of the federal fiscal year in which ED determines that such institution has lost its eligibility and for the two subsequent federal fiscal years. If an institution’s three-year cohort default rate equals or exceeds 30% in two of the three most recent federal fiscal years for which ED has issued cohort default rates, the institution may be placed on provisional certification status and could be required to submit a letter of credit to ED. See “Risk Factor - A failure to demonstrate “financial responsibility” would have negative impacts on our operations.”

In September 2021, ED released the final cohort default rates for the 2018 federal fiscal year. These are the most recent final rates published by ED. The rates for our existing institutions for the 2018, 2017, and 2016 federal fiscal years respectively are as follows: HDMC 3.4%, 3%, and 3.3%; CCC 2.5%, 9.3%, and 15%; and Integrity 4.0%, 0%, and 2.5%. Consequently, none of our institutions had a cohort default rate equal to or greater than 30% for the 2016, 2017, or 2018 federal fiscal years.

Financial Responsibility Standards. All institutions participating in the Title IV Programs must satisfy specific standards of financial responsibility. ED evaluates institutions for compliance with these standards each year, based on the institution’s annual audited financial statements, as well as following a change in ownership resulting in a change of control of the institution. The most significant financial responsibility measurement is the institution’s composite score, which is calculated by ED based on three ratios:

●	the equity ratio, which measures the institution’s capital resources, ability to borrow and financial viability;

●	the primary reserve ratio, which measures the institution’s ability to support current operations from expendable resources; and

●	the net income ratio, which measures the institution’s ability to operate at a profit.

ED assigns a strength factor to the results of each of these ratios on a scale from negative 1.0 to positive 3.0, with negative 1.0 reflecting financial weakness and positive 3.0 reflecting financial strength. ED then assigns a weighting percentage to each ratio and adds the weighted scores for the three ratios together to produce a composite score for the institution. The composite score must be at least 1.5 for the institution to be deemed financially responsible without the need for further oversight. If an institution’s composite score is below 1.5, but is at least 1.0, it is in a category denominated by ED as “the zone.” Under ED regulations, institutions that are in the zone typically may be permitted by ED to continue to participate in the Title IV Programs by choosing one of two alternatives: 1) the “Zone Alternative” under which an institution is required to make disbursements to students under the HCM1 payment method (or another payment method that differs from the standard advance payment method) and to notify ED within 10 days after the occurrence of certain oversight and financial events or 2) submit a letter of credit to ED equal to 50 percent of the Title IV Program funds received by the institution during its most recent fiscal year. ED permits an institution to participate under the “Zone Alternative” for a period of up to three consecutive fiscal years. Under the HCM1 payment method, the institution is required to make Title IV Program disbursements to eligible students and parents before it requests or receives funds for the amount of those disbursements from ED. Unlike the HCM2 and the reimbursement payment methods, the HCM1 payment method typically does not require schools to submit documentation to ED and wait for ED approval before drawing down Title IV Program funds. Schools under HCM1, HCM2 or reimbursement payment methods must also pay any credit balances due to a student before drawing down funds for the amount of those disbursements from ED, even if the student or parent provides written authorization for the schools to hold the credit balance.

If an institution’s composite score is below 1.0, the institution is considered by ED to lack financial responsibility. If ED determines that an institution does not satisfy ED’s financial responsibility standards, depending on its composite score and other factors, that institution may establish its eligibility to participate in the Title IV Programs on an alternative basis by, among other things:

●	posting a letter of credit in an amount equal to at least 50% of the total Title IV Program funds received by the institution during the institution’s most recently completed fiscal year; or

●	posting a letter of credit in an amount equal to at least 10% of the Title IV Program funds received by the institution during its most recently completed fiscal year accepting provisional certification; complying with additional ED monitoring requirements and agreeing to receive Title IV Program funds under an arrangement other than ED’s standard advance funding arrangement.

If, in the future, we are required to satisfy ED’s standards of financial responsibility on an alternative basis, including potentially by posting irrevocable letters of credit, we may not have the capacity to post these letters of credit which could result in sanctions including loss of Title IV Program eligibility.

ED has evaluated the financial responsibility of HDMC and CCC on a consolidated basis. Our composite score for the 2020 fiscal year was 1.5. This score is subject to determination by ED based on its review of our consolidated audited financial statements for the 2020 fiscal year. We cannot predict the timing or outcomes of ED’s determination. On December 31, 2019, we entered into a Membership Interest Purchase Agreement with the sole member of Integrity. We purchased from the sole member of Integrity, 24.5% of her interest and obtained an exclusive option to acquire her remaining membership interest upon payment of $100, which was exercised on September 15, 2020. For purposes of our financial statements, the acquisition of Integrity is deemed to have been effective as of December 31, 2019. We will submit our 2021 fiscal year to ED by December 31, 2021 as required. Based upon our internal calculations, we expect the composite score to exceed 1.5. Integrity’s composite score for its previously completed fiscal year as of December 31, 2019 was below 1.0. As a result, Integrity was required to submit a letter of credit to ED in the amount of $98,382 and is subject to other conditions. ED also will review additional financial information in connection with its review of the change in ownership of Integrity resulting from our acquisition.

On September 23, 2019, ED published final regulations with a general effective date of July 1, 2020 that, among other things, modified the list of triggering events that could result in ED determining that the institution lacks financial responsibility and must submit to ED a letter of credit or other form of acceptable financial protection and accept other conditions on the institution’s Title IV Program eligibility. The regulations create lists of mandatory triggering events and discretionary triggering events. An institution is not able to meet its financial or administrative obligations if a mandatory triggering event occurs. The mandatory triggering events include:

●	the institution’s recalculated composite score is less than 1.0 as determined by ED as a result of an institutional liability from a settlement, final judgment, or final determination in an administrative or judicial action or proceeding brought by a Federal or State entity;

●	the institution’s recalculated composite score goes from less than 1.5 to less than 1.0 as determined by ED as a result of a withdrawal of owner’s equity from the institution;

●	the SEC takes certain actions against the institution or the institution fails to comply with certain filing requirements; or

●	the occurrence of two or more discretionary triggering events (as described below) within a certain time period.

ED also may determine that an institution lacks financial responsibility if one or more of the following discretionary triggering events occurs and the event is likely to have a material adverse effect on the financial condition of the institution:

●	a show cause or similar order from the institution’s accrediting agency that could result in the withdrawal, revocation or suspension of institutional accreditation;

●	a notice from the institution’s state licensing agency of an intent to withdraw or terminate the institution’s state licensure if the institution does not take steps to comply with state requirements;

●	a default, delinquency, or other event occurs as a result of an institutional violation of a security or loan agreement that enables the creditor to require an increase in collateral, a change in contractual obligations, an increase in interest rates or payment, or other sanctions, penalties or fees;

●	a failure to comply with the 90/10 Rule during the institution’s most recently completed fiscal year;

●	high annual drop-out rates from the institution as determined by ED; or

●	official cohort default rates of at least 30 percent for the two most recent years unless a pending appeal could sufficiently reduce one of the rates.

The regulations require an institution to notify ED of the occurrence of a mandatory or discretionary triggering event and provide an opportunity to provide certain information to ED to demonstrate why the event does not establish the institution’s lack of financial responsibility or require the submission of a letter of credit or imposition of other requirements.

The financial responsibility regulations could result in ED recalculating and reducing our composite score to account for ED estimates of potential losses under one or more of the extensive list of triggering circumstances and also could result in the imposition of conditions and requirements including a requirement to provide a letter of credit or other form of financial protection. It is difficult to predict the amount or duration of any letter of credit requirement that ED might impose under the regulation. The requirement to submit a letter of credit or to accept other conditions or restrictions could have a material adverse effect on our schools’ business and results of operations.

As a result of the change in administration and composition of Congress, we anticipate that ED or Congress may attempt to reinstitute prior versions of the financial responsibility triggering events rules or establish a similar and potentially more restrictive version of the regulations although we cannot predict whether or when such regulations might be established and take effect. The establishment of new or expanded financial responsibility triggering events rules could have a material adverse effect on our business, financial condition, results of operations, and cash flows and result in the imposition of significant restrictions on us and our ability to operate. ED has announced its intention to establish negotiated rulemaking committees to prepare proposed regulations on topics including financial responsibility.

Accreditor and state regulatory requirements also address financial responsibility, and these requirements vary among agencies and also are different from ED requirements. Any developments relating to our satisfaction of ED’s financial responsibility requirements may lead to additional focus or review by our accreditors or applicable state agencies regarding their respective financial responsibility requirements.

If our institutions fail to maintain financial responsibility, they could lose their eligibility to participate in the Title IV Programs, have that eligibility adversely conditioned or be subject to similar negative consequences under accreditor and state regulatory requirements, which would have a material adverse effect on our business. In particular, limitations on, or termination of, participation in the Title IV Programs as a result of the failure to demonstrate financial responsibility or administrative capability would limit students’ access to Title IV Program funds, which would materially and adversely reduce the enrollments and revenues of our institutions

Return of Title IV Program Funds. An institution participating in the Title IV Programs must calculate the amount of unearned Title IV Program funds that have been disbursed to students who withdraw from their educational programs before completing them, and must return those unearned funds to ED in a timely manner, which is generally within 45 days from the date the institution determines that the student has withdrawn. The failure to return funds on time or at all can result in liabilities or sanctions.

If an institution is cited in an audit or program review for returning Title IV Program funds late for 5% or more of the students in the audit or program review sample or if the regulatory auditor identifies a material weakness in the institution’s report on internal controls relating to the return of unearned Title IV Program funds, the institution may be required to post a letter of credit in favor of ED in an amount equal to 25% of the total amount of Title IV Program funds that should have been returned for students who withdrew in the institution’s prior fiscal year. None of HDMC, CCC, or Integrity have received such a finding in either of the two most recently completed annual Title IV Program compliance audits submitted to ED.

Negotiated Rulemaking. ED has promulgated a substantial number of new regulations in recent years that impact our business, including, but not limited to, the “borrower defense to repayment” regulations discussed in the risk factors above, as well as rules regarding compensation for persons engaged in certain aspects of admissions and financial aid, state authorization, clock and credit hours, and prohibitions on “substantial misrepresentations.” These and other regulations have had significant impacts on our business, requiring a large number of reporting and operational changes and resulting in changes to and elimination of certain educational programs.

Future regulatory actions by ED or other agencies that regulate our institutions are likely to occur and to have significant impacts on our business, require us to change our business practices and incur costs of compliance and of developing and implementing changes in operations, as has been the case with past regulatory changes. The recent election may result in changes at ED and other federal agencies that may lead to future regulatory actions that could be aimed at for-profit postsecondary institutions like our institutions. See “Risk Factors - Our institutions could lose their eligibility to participate in federal student financial aid programs if the percentage of their revenues derived from applicable federal student aid programs is too high.” In addition, in May 2021, ED announced its intention to establish negotiated rulemaking committees to prepare proposed regulations for programs on a variety of topics including, without limitation, changes of ownership and change in control of institutions of higher education, certification procedures for participation in the Title IV Programs, standards of administrative capability, ability to benefit standards, borrower defense to repayment, discharges for borrowers with a total and permanent disability, closed school loan discharges, discharges for false certification of student eligibility, loan repayment plans, the public service loan forgiveness program, mandatory pre-dispute arbitration and prohibition of class action lawsuits provisions in institutional enrollment agreements, financial responsibility standards including events that indicate heightened financial risk, gainful employment, and Pell Grant eligibility for prison education programs. The first negotiated rulemaking session began on October 4, 2021 and, based on materials distributed by ED prior to this session, will cover total and permanent disability discharges, closed school discharges, public student loan forgiveness, borrower defense to repayment, pre-dispute arbitration, income driven repayment, and false certification discharges as well as other issues ED might add to the agenda. The remaining sessions are scheduled for mid-October, early and mid-November 2021 and mid-December 2021. Also, on October 1, 2021, ED announced its intention to establish a negotiated rulemaking committee to prepare proposed regulations amending the 90/10 Rule with an expectation such committee would begin negotiations no earlier than January 2022. ED also could consider additional topics for proposed regulations during the negotiated rulemaking process. The negotiated rulemaking process could lead to future ED regulations that could negatively impact schools like ours.

We cannot predict with certainty the ultimate combined impact of the regulatory changes which have occurred in recent years, nor can we predict the effect of future legislative or regulatory action by federal, state or other agencies regulating our education programs or other aspects of our operations, how any resulting regulations will be interpreted or whether we and our institutions will be able to comply with these requirements in the future. Any such actions by legislative or regulatory bodies that affect our programs and operations could have a material adverse effect on our student population and our institutions, including the need to cease offering a number of programs.

Substantial Misrepresentation. ED’s regulations prohibit an institution that participates in the Title IV Programs from engaging in substantial misrepresentation of the nature of its educational programs, financial charges, graduate employability or its relationship with ED. A “misrepresentation” includes any false, erroneous, or misleading statement (whether made in writing, visually, orally, or through other means) that is made by an eligible institution, by one of its representatives, or by a third party that provides to the institution educational programs, marketing, advertising, recruiting or admissions services and that is made to a student, prospective student, any member of the public, an accrediting or state agency, or to ED. ED defines a “substantial misrepresentation” to include any misrepresentation on which the person to whom it was made could reasonably be expected to rely, or has reasonably relied, to that person’s detriment. The definition of “substantial misrepresentation” is broad and, therefore, it is possible that a statement made by the institution or one of its service providers or representatives could be construed by ED to constitute a substantial misrepresentation. If ED determines that one of our institutions has engaged in substantial misrepresentation, ED may impose sanctions or other conditions upon the institution including, but not limited to, initiating an action to fine the institution or limit, suspend, or terminate its eligibility to participate in the Title IV Programs and may seek to discharge students’ loans and impose liabilities upon the institution. Other federal agencies, state agencies, and accrediting agencies have similar rules that prohibit certain types of misrepresentations or unfair marketing and advertising practices by us or others on our behalf. Noncompliance with these requirements could result in sanctions, liabilities, or third-party litigation that could have an adverse effect on our business and results of operations.

School Acquisitions. When a company acquires a school that is eligible to participate in the Title IV Programs, the acquisition generally will result in the school undergoing a change of ownership resulting in a change of control as defined by ED and under the rules of other agencies and accreditors. Upon such a change, a school’s eligibility to participate in the Title IV Programs is generally suspended until it has applied for recertification by ED as an eligible school under its new ownership, which requires that the school also re-establish its state authorization and accreditation. ED may temporarily and provisionally certify an institution seeking approval of a change of control under certain circumstances while ED reviews the institution’s application. The temporary provisional certification typically remains in effect on a month-to-month basis during ED’s review of the application as long as the school timely submits certain documentation during the course of ED’s review.

On December 31, 2019, we entered into a Membership Interest Purchase Agreement with the sole member of Integrity. We purchased from the sole member of Integrity, 24.5% of her interest and obtained an exclusive option to acquire her remaining membership interest upon payment of $100, which was exercised on September 15, 2020. For purposes of our financial statements, the acquisition of Integrity is deemed to have been effective as of December 31, 2019. We believe that a change in ownership and control of Integrity did not occur until September 15, 2020 under the change in ownership and control standards of ED and the other educational agencies that regulate Integrity, but these standards are subject to interpretation by the respective agencies. If ED or one of our other educational regulators concludes that a change in ownership or control occurred prior to September 15, 2020, we could be subject to liabilities or other sanctions by ED and/or our other regulators. Integrity currently holds a temporary provisional program participation agreement with ED in connection with our acquisition of the institution. ED and Integrity’s other educational regulators are currently reviewing the change in ownership and control of Integrity in connection with our acquisition of Integrity.

The time required for ED to act on such an application may vary substantially. ED recertification of an institution following a change of control will be on a provisional basis if ED approves the institution’s application and could contain restrictions or conditions depending on the outcome of its review of the institution including its administrative capability and financial stability. The approval processes for state and accrediting agencies vary in scope and timing with some agencies requiring approval prior to the acquisition and others not conducting their review until after the acquisition has taken place. Thus, any plans to expand our business through acquisition of additional schools and have them certified by ED to participate in the Title IV Programs will be subject to the timing and outcome of the review and approval processes of ED and the relevant state education agencies and accreditors and could be impacted by any conditions or restrictions imposed by ED or other agencies on the institution under our ownership.

On August 13, 2021, we entered into the Merger Agreement. We anticipate completing the acquisition of Asher on or before December 15, subject to receipt of regulatory approvals and satisfaction of other closing conditions. Upon completion of the acquisition, we expect to submit an application for approval of the change in ownership resulting in a change of control and request a temporary provisional program participation agreement. We also will be required to apply for and obtain approval of the change in ownership and control from the institutions’ other educational regulators.

Change of Control. In addition to school acquisitions, other types of transactions can also cause a change of control. ED, most of our state education agencies, our accreditors, and other regulators have standards pertaining to the change of control of schools, but these standards are not uniform. ED regulations describe some transactions that constitute a change of control, including the transfer of a controlling interest in the voting stock of an institution or the institution’s parent corporation including our Company. A significant purchase or disposition of our common stock could be determined by ED to be a change of control under this standard. ED has announced its intention to establish negotiated rulemaking committees to prepare proposed regulations on topics including the change in ownership and control of institutions of higher education.

Most of our state education agencies, our accreditors, and other regulators include the sale of a controlling interest of common stock in the definition of a change of control although some agencies could determine that the sale or disposition of a smaller interest would result in a change of control. A change of control under the definition of one of these agencies would require the affected school to reaffirm its state authorization, accreditation, or other approval. Some agencies would require approval prior to a sale or disposition that would result in a change of control in order to maintain authorization or accreditation. The requirements to obtain such reaffirmation from the states and our accreditors vary widely. This Reorganization and this offering could be viewed as a change in ownership or control by ED or one or more of our regulators or accreditors. We are in the process of verifying with ED and our other regulators and accreditors whether they will treat the Reorganization as a change in ownership or control requiring agency approval. If ED or other agencies require us to obtain approvals in connection with the Reorganization , we will be required to undergo an application process for approvals from the applicable agencies and could be subject to conditions or restrictions depending on the outcome of the approval process. ED has notified us in writing in response to our written submissions that the Reorganization will not be treated as a change in ownership resulting in a change of control requiring approval. We have not yet received responses from our other regulators and accreditors as to whether they will treat the Reorganization as a change in ownership or control requiring approval.

We also are in the process of verifying with ED and our other regulators and accreditors whether they will treat the offering as a change in ownership or control requiring agency approval. We do not intend to move forward with the offering until we receive such verifications from ED and other agencies. If ED or other agencies require us to obtain approvals in connection with the offering, we will be required to undergo an application process for approvals from the applicable agencies and could be subject to conditions or restrictions depending on the outcome of the approval process. We would be required to obtain approvals prior to the offering from those agencies that require approval to be obtained prior to the occurrence of a change in ownership or control. We are in the process of initiating communications with ED and our other regulators and accreditors on this subject and have not received responses as to whether they will treat the offering as a change in ownership or control requiring agency approval.

A change of control could occur as a result of future transactions in which the Company or our schools are involved. Some corporate reorganizations and some changes in the board of directors of the Company are examples of such transactions. Once we become a publicly traded corporation, ED regulations provide that a change of control also could occur in one of two ways: (a) if a person acquires ownership and control of the corporation so that the corporation is required to file a Current Report on Form 8-K with the Securities and Exchange Commission disclosing the change of control or (b) if the corporation has a shareholder that owns at least 25% of the total outstanding voting stock of the corporation and is the largest shareholder of the corporation, and that shareholder ceases to own at least 25% of such stock or ceases to be the largest shareholder. These standards are subject to interpretation by ED.

Moreover, the potential adverse effects of a change of control could influence future decisions by us and our stockholders regarding the sale, purchase, transfer, issuance or redemption of our stock. In addition, the adverse regulatory effect of a change of control also could discourage bids for shares of our common stock and could have an adverse effect on the market price of our shares.

Opening Additional Schools and Adding Educational Programs. For-profit educational institutions must be authorized by their state education agencies and be fully operational for two years before applying to ED to participate in the Title IV Programs. However, an institution that is certified to participate in the Title IV Programs may establish an additional location and apply to participate in the Title IV Programs at that location without reference to the two-year requirement, if such additional location satisfies all other applicable ED eligibility requirements. Our expansion plans are based, in part, on our ability to open new schools as additional locations of our existing institutions and are dependent upon ED’s timely review and approval of new campuses.

A student may use Title IV Program funds only to pay the costs associated with enrollment in an eligible educational program offered by an institution participating in Title IV Programs. Generally, unless otherwise required by ED or regulation, an institution that is eligible to participate in Title IV Programs may add a new educational program without ED approval. Institutions that are provisionally certified may be required to obtain approval of certain educational programs. Our CCC and Integrity institutions are provisionally certified and required to obtain prior ED approval of new locations and educational programs. If an institution erroneously determines that an educational program is eligible for purposes of the Title IV Programs, the institution would likely be liable for repayment of Title IV Program funds provided to students in that educational program. Our expansion plans are based, in part, on our ability to add new educational programs at our existing schools and make periodic updates to our programs.

In addition to ED, some of the state education agencies and our accreditors also have requirements that may affect our schools’ ability to open a new campus, establish an additional location of an existing institution or add or change educational programs. Approval by these agencies may be conditioned, delayed or denied and could be negatively impacted due to regulatory inquiries or reviews and any adverse publicity relating to such matters or the industry generally.

Administrative Capability. ED assesses the administrative capability of each institution that participates in the Title IV Programs under a series of separate standards. Failure to satisfy any of the standards may lead ED to find the institution ineligible to participate in the Title IV Programs or to place the institution on provisional certification as a condition of its participation and potentially impose fines or other sanctions. These criteria require, among other things, that the institution:

●	comply with all applicable federal student financial aid requirements;

●	have capable and sufficient personnel to administer the Title IV Programs;

●	administer the Title IV Programs with adequate checks and balances in its system of internal controls over financial reporting;

●	divide the function of authorizing and disbursing or delivering Title IV Program funds so that no office has the responsibility for both functions;

●	establish and maintain records required under the Title IV Program regulations;

●	develop and apply an adequate system to identify and resolve discrepancies in information from sources regarding a student’s application for financial aid under the Title IV Programs;

●	have acceptable methods of defining and measuring the satisfactory academic progress of its students;

●	refer to the Office of the Inspector General any credible information indicating that any applicant, student, employee, third party servicer or other agent of the school has been engaged in any fraud or other illegal conduct involving the Title IV Programs;

●	not be, and not have any principal or affiliate who is, debarred or suspended from federal contracting or engaging in activity that is cause for debarment or suspension;

●	provide adequate financial aid counseling to its students;

●	submit in a timely manner all reports and financial statements required by the Title IV Program regulations; and

●	not otherwise appear to lack administrative capability.

Failure by us to satisfy any of these or other administrative capability criteria could cause our institutions to be subject to sanctions or other actions by ED or to lose eligibility to participate in the Title IV Programs, which would have a significant impact on our business and results of operations. ED has announced its intention to establish a negotiated rulemaking committee to prepare proposed regulations on topics including administrative capability.

Restrictions on Payment of Commissions, Bonuses and Other Incentive Payments. An institution participating in the Title IV Programs may not provide any commission, bonus or other incentive payment based directly or indirectly on success in securing enrollments or financial aid to any person or entity engaged in any student recruiting or admission activities or in making decisions regarding the awarding of Title IV Program funds. The rule applies to all institutional employees and service providers who are engaged in or responsible for any student recruitment or admission activity or making decisions regarding the award of financial aid. We cannot predict how ED will interpret and enforce the incentive compensation rule. The rule has had and will continue to have a significant impact the productivity of our employees, on the retention of our employees and on our business and results of operations. Failure to comply with the incentive payment rule could result in loss of certification to participate in federal student financial aid programs, limitations on participation in the federal student financial aid programs, or financial penalties.

Compliance Reviews Regarding Compliance with Regulatory Standards and Effect of Regulatory Violations. Because we operate in a highly regulated industry, we are subject to compliance reviews and audits as well as claims of noncompliance and lawsuits by government agencies, regulatory agencies and third parties. Our schools are subject to audits, program reviews, site visits, and other reviews by various federal and state regulatory agencies, including, but not limited to, ED, ED’s Office of Inspector General, state education agencies and other state regulators, the U.S. Department of Veterans Affairs and other federal agencies, and by our accrediting agencies. In addition, each of our institutions must retain an independent certified public accountant to conduct an annual audit of the institution’s administration of Title IV Program funds. The institution must submit the resulting audit report to ED for review. If the result of any pending or future review, audit, proceeding, lawsuit or investigation is unfavorable to us, we may be required to pay money damages or be subject to fines, limitations, conditions, loss of Title IV Program funding, loss of accreditation or state authorization, injunctions or other penalties. See “Risk Factor - Government and regulatory agencies and third parties may conduct compliance reviews and audits or bring actions against us that could result in monetary liabilities, injunctions, loss of eligibility for Title IV Programs or other adverse outcomes.”

Other Financial Assistance Programs. Some of our students receive financial aid from federal sources other than the Title IV Programs, such as programs administered by the U.S. Department of Veterans Affairs and under the Workforce Innovation and Opportunity Act. In addition, some states also provide financial aid to our students in the form of grants, loans or scholarships. The eligibility and compliance requirements for these federal and state financial aid programs are extensive and vary among the funding agencies and by program. Our failure to comply with legal requirements applicable to federal and state financial assistance programs could result in repayment liabilities, sanctions, or loss of eligibility to participate in those programs which could impact our results of operations and also impact our compliance with ED’s 90/10 Rule which requires our institutions to generate revenues from sources other than the Title IV Programs.

States that provide financial aid to our students are facing significant budgetary constraints and some of these have reduced the level of state financial aid available to our students. Due to state budgetary shortfalls and constraints in certain states in which we operate, we believe that the overall level of state financial aid for our students is likely to continue to decrease in the near term, but we cannot predict how significant any such reductions will be or how long they will last. Federal budgetary shortfalls and constraints, or decisions by federal lawmakers to limit or prohibit access by our institutions or their students to federal financial aid, could result in a decrease in the level of federal financial aid for our students. Moreover, our failure to comply with legal requirements applicable to federal and state financial assistance programs could result in repayment liabilities, sanctions, or loss of eligibility to participate in those programs which could impact our results of operations.

In addition to the Title IV Programs and other government-administered programs, all of our schools participate in alternative loan programs for their students. Alternative loans fill the gap between what the student receives from all financial aid sources and what the student may need to cover the full cost of his or her education. We also extend credit for tuition and fees to many of our students that attend our campuses. We are required to comply with applicable federal and state laws related to certain consumer and educational loans and credit extensions and are subject to review by federal and state agencies responsible for overseeing compliance with these requirements. Our failure to comply with these requirements could result in repayment liabilities, sanctions, investigations or litigation which could impact our results of operations.

Programs and Curricula

High Desert Medical College

HDMC’s academic offerings are designed to prepare its graduates for challenging and rewarding careers in high-growth fields. We believe that HDMC’s hands-on approach and flexible scheduling options provide students with a practical learning experience that fits into their busy lives.

HDMC’s approach allows students to learn through a mix of lecture, laboratory and externship experiences, in addition to assigned homework. This allows students to practice what they learn and accommodates different learning styles.

HDMC offers start dates throughout the year for its various programs, across the three campuses. The programs currently offered as of September 30, 2021 are as follows:

Current Programs Offered

Area of Study	Program	Program Length	Estimated Total Fees, Charges and Expenses
Ultrasound Technician	Associate of Applied Science	108-123 weeks	$54,305
Ultrasound Technician	Diploma	84-99 weeks	$43,430
Clinical Medical Assisting	Certificate	34-42 weeks	$17,855
Dental Assisting	Certificate	34-42 weeks	$17,845
Medical Administrative Assisting	Certificate	15 weeks	$7,260
Medical Billing and Coding	Certificate	35-51 weeks	$17,850
Pharmacy Technician	Certificate	34-42 weeks	$18,035
Vocational Nursing	Licensed Vocational Nursing	52-90 weeks	$32,175
Phlebotomy Technician	Course (Avocational)	5 weeks	$1,770
Vocational Nursing AAS	Associate of Applied Science	48 weeks	$18,230

Degree Program

Ultrasound Technician Associate of Applied Science Degree Program

The UT program is designed to prepare graduates for employment as an ultrasound technologist in the general abdomen, OB/GYN, small body parts and vascular. The graduate can work in imaging centers, physician’s offices, clinics, mobile units or hospitals that do not require a certification to be employed. The general education courses for the UT Associate of Applied Science Degree program are offered online only using interactive distance learning. The core ultrasound principles and subjects are taught on campus. Certificate program graduates can complete an UT Associate of Applied Science Degree remotely.

Diploma Program

Ultrasound Technician Diploma Program

The UT program is designed to prepare graduates for employment as an ultrasound technologist in the general abdomen, OB/GYN, small body parts and vascular. The graduate can work in imaging centers, physician’s offices, clinics, mobile units or hospitals that do not require a certification to be employed.

Certificate Programs

Clinical Medical Assisting Certificate Program

The clinical medical assisting program is designed to give graduates the knowledge and skills necessary to work as an entry-level medical assistant in a healthcare setting.

Dental Assisting Certificate Program

The dental assisting program prepares the graduate for an entry-level position in a dental office. Graduates may find employment in dental clinics as dental assistants. With additional training and/or experience, graduates may be eligible for the radiation safety exam and receive radiation safety certificate or be eligible for the coronal polish exam. Graduates receive CPR and First Aid certification from American Red Cross and a diploma in dental assisting.

Medical Administrative Assisting Certificate Program

The medical administrative assisting program prepares the graduate to enter the health professions fields as an administrative medical assistant in various settings, including medical offices, hospitals, and medical clinics.

Medical Billing and Coding Certificate Program

The medical billing and coding program provides theory and clinical training geared to prepare the student for an entry level position in a hospital, medical or dental office, and medical insurance/billing companies. Graduates receive CPR and First Aid certification from American Red Cross and Diploma in medical billing and coding.

Pharmacy Technician Certificate Program

The pharmacy technician program is designed to provide students with the skills, knowledge and training for an entry-level position in retail, hospitals or clinics or home health pharmacy settings or other positions in a pharmacy-related product/company. Graduates are encouraged to seek certification from the State of California for a registration as a pharmacy technician and a national competency certification.

Vocational Nursing Program

The VN program is designed to provide the student with the basic knowledge, skills and abilities to perform the duties of a VN in a health care environment. The program is approved by the BVNPT as an accredited training program, the completion of which meets the minimum requirements set forth as necessary for application to take the VN license examination.

Phlebotomy Technician Course (Avocational)

The phlebotomy technician course (Avocational) is designed for employees who currently work or have worked in the medical field and are seeking additional skills/certifications to add to their portfolio. The profession of phlebotomy is taught through didactic, student laboratory, and clinical experiences. The student will be trained to perform a variety of blood collection methods using proper techniques and precautions.

Vocational Nursing AAS

The VN AAS degree program builds on the Vocational Nursing Diploma by adding the same online general education and science courses required for graduates of the pre-licensure Associate Degree Registered Nursing program. The goal of this post-licensure program is to educate and develop VNs such that they become more well-rounded professionals through undergraduate general education. It is anticipated that graduates will have enhanced critical thinking skills, science knowledge, and verbal/written communication skills which will expand employment opportunities.

Central Coast College

CCC’s model is to provide intensive coursework and learning experiences in order to prepare its students to be ready for work in their desired fields upon graduation. An emphasis is placed on practical instruction which enables graduates to succeed in their initial jobs after graduation and successfully advance in their careers.

CCC offers start dates throughout the year for its various programs. The programs currently offered as of September 30, 2021 are as follows:

Current Programs Offered

Area of Study	Program	Program Length	Estimated Total Fees, Charges and Expenses
Medical Assisting	Diploma	46 weeks	$17,190
Medical Administrative Assistant	Certificate	48 weeks	$14,945
Nursing Assistant	Certificate	9 weeks	$3,015
Phlebotomy Technician	Course (Avocational)	4-12 weeks	$1,890 - $4,070
Veterinary Assistant	Diploma	38 weeks	$15,505
Veterinary Technology	Degree (Associate of Applied Science)	84 weeks	$34,790
Computer Accounting Specialist	Diploma	48 weeks	$14,140
Business Administrative Specialist	Diploma	38 weeks	$14,625

Healthcare Career Training Programs

Medical Assisting

The medical assisting program teaches skills such as: medical terminology, medical office procedures, medical records keeping and electronic medical records, patient vital signs, venipuncture and injections, use of laboratory equipment and use of EKGs.

Medical Administrative Assistant

Completing the medical administrative assistant program gives the student a comprehensive set of administrative skills needed to work in a medical office. These include knowledge, skills and abilities in: medical terminology, medical office procedures, medical record keeping and electronic medical records and medical insurance billing.

Nursing Assistant

Nursing assistant training is designed for those who seek entry-level employment in the healthcare field. The program prepares a student to take the state licensing exam to become a certified nursing assistant. The nursing assistant program may also be a prerequisite for students who need direct patient care experience as an admission requirement for a higher level healthcare program or for those who wish to test their interest in healthcare as a career. Individuals might also consider the nursing assistant training if they are interested in working in healthcare to support their education.

Phlebotomy Technician

Phlebotomists are allied health professionals who draw blood from patients for medical testing. The phlebotomy technician program is designed to prepare students to take the phlebotomy exam and apply to become a practicing, certified phlebotomist in the State of California.

Veterinary Assistant

The veterinary assistant program is designed to give hands-on experience working with animals and to prepare the students to successfully work alongside veterinarians and veterinary technicians in a variety of animal care settings. Classes are a combination of lecture, demonstration, guided practice, lab and clinical hours. An externship is provided at the end of the program.

Veterinary Technology

The veterinary technology program offers an AAS degree. The Veterinary Technology program is the only CVTEA (Committee on Veterinary Technician Education and Activities)-accredited program offered in Monterey, San Benito, Santa Cruz tri-county area. The veterinary technology program consists of two academic years, with the first year completing veterinary assistant program and giving students the option of a second year that fulfills the requirements for an AAS degree in veterinary technology. Graduates of the veterinary technology program are eligible for state licensing as a registered veterinary technician after successfully passing the Veterinary Technician National Examination and California State Veterinary Technician Examinations.

Business Career Training Programs

Computer Accounting Specialist

The computer accounting specialist program is designed to prepare students for a career in which they would maintain and prepare records, post details of transactions, and reconcile bank statements in both large and small businesses in many industries.

Business Administrative Specialist

The business administrative specialist program is designed to prepare students for a career in which they would need office skills such as preparing reports and documents, bookkeeping, keeping schedules, answering telephones, taking messages and providing information.

Integrity College of Health

Integrity offers start dates throughout the year for its various programs. The programs currently offered as of September 30, 2021 are as follows:

Current Programs Offered

Area of Study	Program	Program Length	Estimated Total Fees, Charges and Expenses
Vocational Nurse	Diploma	60 weeks	$31,260
Medical Assistant	Diploma	29-31 weeks	$13,810
Diagnostic Medical Sonography	Diploma	101 -117 weeks	$34,930
Medical Insurance Coding and Billing Specialist	Diploma	35-46 weeks	$13,756
Bachelor of Science in Nursing (RN to BSN)	BS Degree	46 weeks	$10,270

Healthcare Career Training Programs

Vocational Nurse

The VN program provides students with nursing skills for direct patient care. Graduates should be able to function as part of the interdisciplinary healthcare team in selected healthcare settings with individuals, families and communities across the life span.

Medical Assistant

The medical assistant program is designed to prepare students for entry-level positions as a medical assistant in either clinical and/or administrative capacity.

Medical assistants are multi-skilled health professionals who perform a wide range of roles in physician’s offices and other health care settings. Medical assistants may also be employed by medical centers, medical specialty clinics, insurance billing agencies, laboratories, and emergency rooms.

Diagnostic Medical Sonography

The diagnostic medical sonography program is designed to prepare graduates for employment as an ultrasound technologist in the general abdomen, OB/GYN, small body parts and vascular. The graduate can work in imaging centers, physician’s offices, clinics, mobile units or hospitals that do not require a certification to be employed. The ultra-sonographer plays an important role in today’s modern diagnosis and treatment team. Ultra-sonographer produces two-dimensional ultrasonic recordings of internal organs using ultrasound equipment for use by physicians in diagnosing certain diseases and malfunctions of certain organs. The program includes a 960-hour externship.

Medical Insurance Coding and Billing Specialist

The medical insurance coding and billing program provides theory and clinical training geared to prepare the student for an entry level position in a hospital, medical or dental office, and medical insurance/billing companies. The program provides all the necessary training to enable the students to acquire the necessary skills and demonstrate competencies in a variety of medical office procedures and billing and coding techniques. Instruction combines theory and practice to meet the competencies needed to be a medical biller and coder. Students learn to prepare various health claim forms using medical billing software. In doing so, they acquire a working knowledge of human anatomy and medical terminology, as well as comprehension of the legal, ethical and regulatory standards of medical records management. Students learn to accurately interpret medical records, including diagnoses and procedures of health care providers, as well as to document and code the information for submission to insurance companies. Graduates receive CPR and first aid certification from American Red Cross and a diploma in medical billing and coding.

Bachelor of Science in Nursing

The RN–BSN degree program is designed students who possess an associate degree and Diploma Registered Nurse license. The blended or online method of delivery is offered for working nurses who require greater flexibility in the education schedule in order to complete their bachelor’s degree in nursing.

Job Placement

We believe that assisting our graduates in securing employment after completing their program of study is critical to our ability to attract high quality students and enhancing our reputation in the industry. Accordingly, we dedicate significant resources to maintaining an effective graduate placement program. We provide placement assistance to all qualified graduates at no additional charge. Our institutions work closely with local employers to ensure that we are training students with skills that employers need. Our placement department maintains databases of potential employers throughout the country, allowing us to more effectively assist our graduates in securing employment in their career field upon graduation. The placement department also assists with locating current job openings and scheduling interviews for graduates in their career field through personal contact with employers, review and investigation of advertised openings and memberships and attendance in local organizations to market our graduates to local employers. Throughout the year, we hold numerous job fairs at our facilities where we provide the opportunity for our students to meet and interact with potential employers. In addition, all of our programs (except for VN) have an externship as part of their course curriculum, which provides our students with opportunities to work with employers prior to graduation. We also assist students with resume writing, interviewing and other job search skills.

Intellectual Property

Intellectual property is important to our business. We rely on a combination of copyrights, trademarks, service marks, trade secrets, domain names and agreements with third parties to protect our proprietary rights. In many instances, our course content is produced for us by faculty and other content experts under work-for-hire agreements pursuant to which we own the course content in return for a fixed development fee.

Properties

We do not own any property. We lease property in California for academic operations, corporate functions, enrollment services and student support services. Below is a table summarizing our leased properties as of September, 2021.

Number of Buildings	Location	Total Square Footage	Lease Expiration
1	Bakersfield, CA	26,515	2026
1	Lancaster, CA	25,586	2020
1	Temecula, CA	15,703	2026
2	Salinas, CA	7,632	2021

Our facilities are utilized consistent with management’s expectations, and we believe such facilities are suitable and adequate for current requirements and that additional space can be obtained on commercially reasonable terms to meet any future requirements.

Legal Proceedings

From time to time, we may become involved in various lawsuits and legal proceedings, which arise in the ordinary course of business. Litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm our business. Except as set forth below, we are currently not aware of any such legal proceedings or claims that will have, individually or in the aggregate, a material adverse effect on our business, financial condition or operating results.

On August 9, 2019, former non-exempt adjunct instructors Lisa McCoy and Cynthia Thoma filed a putative class action lawsuit on behalf of all non-exempt adjust instructors against Legacy Education, L.L.C. in the Los Angeles Superior Court, Case No. 19STCV17920. Plaintiffs alleged claims for failure to pay for all hours worked, failure to authorize and permit meal and rest breaks and pay premium pay, failure to issue accurate itemized wage statements, failure to reimburse business-related expenses, failure to pay compensation due upon discharge and unfair competition. On November 4, 2019, the complaint was amended to include a claim for penalties under the Private Attorney Generals Act (“PAGA”). On January 15, 2021, the parties executed an agreement to settle of plaintiffs’ individual Labor Code claims and the PAGA claims and dismiss the class claims without prejudice, in return for an all-inclusive payment of $95,000. The parties are in the process of seeking court approval of the settlement.

Pre-IPO Reorganization Transaction

Legacy Education, L.L.C. was formed on October 19, 2009 in the state of California as a limited liability company. Legacy Education Inc. was formed on March 18, 2020. Legacy Education Inc. then formed Legacy Education Merger Sub, LLC, a California limited liability company and wholly owned subsidiary of Legacy Education Inc. Pursuant to an Agreement and Plan of Merger and Reorganization, dated September 1, 2021, effective as of September 3, 2021, Merger Sub merged with and into Legacy Education, L.L.C., with Legacy Education, L.L.C. surviving the Reorganization Merger and becoming a wholly owned subsidiary of Legacy Education Inc. On the Effective Date of the Reorganization Merger, in exchange for each Class A Unit owned in Legacy Education, L.L.C., the members of Legacy Education, L.L.C. received one share of common stock in Legacy Education Inc. The members immediately prior to the Reorganization Merger became the 100% owners of Legacy Education Inc. immediately following the Reorganization Merger.

Asher Acquisition

On August 13, 2021, we entered into the Merger Agreement with Legacy Education Elevation, L.L.C., a California limited liability company and our wholly owned subsidiary (“Legacy Education Elevation”), MDDV, Inc., a California Corporation (“MDDV”), DVMD LLC, a Colorado Limited liability company (“DVMD”), and David G. Vice and Amelie V. Rider, the sole shareholders of MDDV (the “Shareholders”), pursuant to which MDDV will be merged with and into Legacy Education Elevation with Legacy Education Elevation surviving the merger (the “Merger”).

Pursuant to the terms of the Merger Agreement, upon the consummation of the Merger (the “Effective Time”), each 100 shares of MDDV’s common stock issued and outstanding immediately prior to the Effective Time shall be converted into the right to receive (i) 60,000 shares of our common stock (“Legacy Shares”); (ii) 23,333.33 shares of our preferred stock (“Preferred Stock”); (iii) Class A Warrants (“Class A Warrants”) to purchase 10,000 shares of our common stock that will be exercisable for a period of five years from the date of issuance at an exercise price equal to the higher of (A) $1.50 per share and (B) 50% of the per share price of our common stock sold in this offering; (iv) Class B Warrants (“Class B Warrants”) to purchase 10,000 shares of our common stock that will be exercisable for a period of five years from the date of issuance at an exercise price equal to the higher of (A) $1.50 per share and (B) 50% of the per share price of our common stock sold in this offering, which Class B Warrants shall be vested as of the closing date of the Merger but shall become exercisable after the Earnout Date (as defined in the Merger Agreement) upon the terms and conditions set forth in the Merger Agreement; (v) 20,000 shares (“Earnout Shares”) of our common stock which shall become vested and released after the first Earnout Date but may be voted by the Shareholders while held in an escrow account with an escrow agent; and (vi) one one-hundredth of the Working Capital Amount (as defined in the Merger Agreement) (collectively, the “Merger Consideration”).

Pursuant to the Merger Agreement, we agreed to issue the Earnout Shares and Class B Warrants subject to the satisfaction of certain conditions. Specifically, if the business of Asher College and IntelliTec (the “Asher Business”) during the 2021 calendar year, including the portion of the 2021 calendar year prior to the Effective Time, achieves EBITDA (as defined in the Merger Agreement) in the mid seven figures (the “First Milestone Amount”), one-half of the Earnout Shares (the “First Performance Period Shares”) and one-half of the Class B Warrants (the “First Performance Period Warrants”) will be deemed to have vested on the Earnout Date; however, if EBIDTA is less than the First Milestone Amount, (i) the First Performance Period Shares shall be reduced by an amount equal to the deficit in the First Milestone Amount divided by the value of our common stock as of the Earnout Date and (ii) the First Performance Period Warrants that will not vest as of the Earnout Date will be the First Performance Period Deficit Percentage (as defined in the Merger Agreement) multiplied by 500,000. If the Asher Business has EBITDA of more than the First Milestone Amount, then we will make a cash payment to the Shareholders on a pro rata basis; provided, however, such cash payment shall not exceed, in the aggregate, $600,000. If the Asher Business achieves EBITDA in the mid seven figures during the 2022 calendar year (the “Second Milestone Amount”), one-half of the Earnout Shares (the “Second Performance Period Shares” and together with the First Performance Period Shares, the “Performance Shares”) and one-half of the Class B Warrants (the “Second Performance Period Warrants” and together with the First Performance Period Warrants, the “Performance Warrants”) will be deemed to have vested on the Earnout Date; however, if EBIDTA is less than the Second Milestone Amount, (i) the Second Performance Period Shares shall be reduced by an amount equal to the deficit in the Second Milestone Amount divided by the value of our common stock as of the Earnout Date and (ii) the Second Performance Period Warrants that will not vest as of the Earnout Date will be the Second Performance Period Deficit Percentage (as defined in the Merger Agreement) multiplied by 500,000. If the Asher Business has EBITDA of more than the Second Milestone Amount, then we will make a cash payment to the Shareholders on a pro rata basis; provided, however, such cash payment shall not exceed, in the aggregate, $600,000. In the event the Asher Business fails to separately meet either the First Milestone Amount or the Second Milestone Amount but achieves a combined EBITDA of a high seven figures for the First Performance Period and the Second Performance Period, then any Performance Shares and Performance Warrants will vest as of the Earnout Date. Notwithstanding the foregoing, if the Class B warrants do not become exercisable by December 31, 2023, the Shareholders shall have no rights in such warrants and shall be required to return such warrants to us by January 31, 2024.

Pursuant to the Merger Agreement, in the event that at or after the Effective Time, we or Legacy Education Elevation, as the surviving entity in the Merger, are required by ED to post a letter of credit on behalf of Asher, the Shareholders will personally guarantee, if necessary, any borrowing of funds required for such letter of credit including, but not limited to, funds obtained through a loan or credit facility for a combined amount of up to $1.6 million for a period not to exceed 12 months from the Effective Time. Pursuant to the Merger Agreement, as of the Effective Time, the Shareholders shall enter into a lock-up agreement with us with respect to the Merger Consideration. In addition, at the Effective Time, the Shareholders shall enter into a voting proxy agreement authorizing David G. Vice to vote the Merger Consideration during the lock-up period.

The Merger Agreement may be terminated at any time prior to the closing of the Merger (i) by mutual written consent of the parties; (ii) by either us or the Shareholders if there has been a material misrepresentation, breach or otherwise that has not been cured within 15 business days following notice thereof; or (iii) by any party if the closing does not occur on or before December 15, 2021.

Pursuant to the Merger Agreement, at the Effective Time, we and the Shareholders will also enter into a registration rights agreement (the “Registration Rights Agreement”). Pursuant to the Registration Rights Agreement, in the event that we determine to register shares of our common stock in connection with a public offering of such securities for cash any time commencing six months from the closing of this offering, we shall cause to be registered such number of Legacy Shares, Preferred Stock, Class A Warrants, Class B Warrants, Earnout Shares in such registration statement as is requested by the Shareholders, subject to certain exceptions. Pursuant to the Merger Agreement, at the Effective Time, we will enter into an employment agreement with David G. Vice pursuant to Mr. Vice shall serve as our President. See “Executive and Director Compensation – Employment Agreements.”

On June 1, 2021, DVMD acquired a 51% interest in IntelliTec. Pursuant to the terms of the Merger Agreement, simultaneously with the closing of the Merger and pursuant to a membership purchase agreement to be entered into by and between Legacy Education Elevation, as the surviving entity in the Merger, and the Shareholders, the Shareholders shall sell the balance, or 49% of the interests in IntelliTec, to Legacy Education Elevation, which sale is a condition to the closing of the Merger.

Overview

Asher provides career-focused, post-secondary education services to students at all stages of adult life, from recent high school graduates to working parents, through its nationally accredited academic institutions: Asher College, founded in 1998, and IntelliTec College, founded in 1965.

Asher College

Asher College was established in the state of California in 1998 and Asher has a main campus in Sacramento, California and campuses in Las Vegas, Nevada and Dallas, Texas. Asher College offers programs in medical billing and coding, health information specialist, medical administrative specialist, pharmacy technician, computer and network technician, tech support specialist, IT network engineer, IT server administrator, PC technician, business administration, office accounting, and office administrator. As of September 30, 2021, Asher College had 725 students enrolled in its programs. Asher is accredited by ACCET.

IntelliTec

On June 1, 2019, DVMD acquired a 51% interest in IntelliTec. IntelliTec consists of two institutions with main campuses in Colorado Springs, Colorado and Grand Junction, Colorado and eleven campuses located in Colorado Springs, Colorado, Pueblo, Colorado, and Albuquerque, New Mexico. IntelliTec offers programs in nursing assistant, vocational nursing, dental assisting, automotive technician, refrigeration and HVAC, computer systems technician, cosmetology, and massage therapy. As of September 30, 2021, IntelliTec had 1,398 students enrolled in its programs. IntelliTec is accredited by ACCSC.

Student Support

Admissions. Students enrolling in Asher’s programs must have a high school diploma or a General Educational Development Certificate and demonstrate competence in writing and logical reasoning. Students must also complete an application and one or more entrance assessments. While each of Asher’s programs has different admissions criteria, Asher screens all applications and counsels the students on the most appropriate program to increase the likelihood that its students complete the requisite coursework and obtain and sustain employment following graduation.

Enrollment. Asher enrolls students continuously throughout the year, with its largest classes enrolling in late summer or early fall following high school graduation. Asher had 2,123 students enrolled as of September 30, 2021, an increase of 6.7% compared to 1,654 students as of September 30, 2020.

Faculty and Employees

As of September 30, 2021, Asher had approximately 88 full-time faculty, including program directors, as well as approximately 54 part-time faculty.

As of September 30, 2021, Asher also employed approximately 119 combined non-faculty staff in the areas of university services, academic advising and academic support, enrollment services, university administration, financial aid, information technology, human resources, corporate accounting, finance and other administrative functions. None of Asher’s employees is a party to any collective bargaining or similar agreement.

Programs and Curricula

Asher College

Asher College’s academic offerings are designed to prepare its graduates for challenging and rewarding careers in high-growth fields. Asher College believes that its hands-on approach and flexible scheduling options provide students with a practical learning experience that fits into their busy lives. Asher College’s approach allows students to learn through a mix of lecture, laboratory and externship experiences, in addition to assigned homework. This allows students to practice what they learn and accommodates different learning styles.

Asher College offers start dates throughout the year for its various programs, across the three campuses. The programs currently offered as of September 30, 2021, are as follows:

Current Programs Offered

Area of Study	Program	Program Length	Estimated Total Fees, Charges and Expenses
Business Administration	Associate of Applied Science	78 weeks	$19,950
Office Accounting	Associate of Applied Science	69 weeks	$24,950
Office Accounting Specialist	Certificate	42 weeks	$19,950
Office Administrator	Certificate	34 weeks	$13,550
Health Information	Associate of Applied Science	66 weeks	$24,450
Medical Billing and Coding	Associate of Applied Science	68 weeks	$25,950
Pharmacy Technology	Associate of Applied Science	72 weeks	$20,950
Health Information Specialist	Certificate	39 weeks	$18,950
Medical Billing and Coding	Certificate	41 weeks	$19,950
Medical Records Specialist	Certificate	26 weeks	$13,450
Pharmacy Technician	Certificate	45 weeks	$14,500
Cloud Network Engineering	Associate of Applied Science	74 weeks	$29,500
Computer Information	Associate of Applied Science	71 weeks	$28,500
Computer Network Technology	Associate of Applied Science	65 weeks	$27,350
Cloud Network Engineer	Certificate	47 weeks	$23,250
Computer and Network Technician	Certificate	38 weeks	$19,950
Computer Information Specialist	Certificate	44 weeks	$22,250
Fundamentals of Computer and Network Technician	Certificate	32 weeks	$15,000
Fundamentals of Computer Information Specialist	Certificate	33 weeks	$15,000
Network Support Specialist	Certificate	24 weeks	$12,000
PC Support Specialist	Certificate	26 weeks	$12,000
PC Technician	Certificate	15 weeks	$4,450
Tech Support Specialist	Certificate	25 weeks	$12,000

IntelliTec

IntelliTec’s model is to provide intensive coursework and learning experiences in order to prepare its students to be ready for work in their desired fields upon graduation. An emphasis is placed on practical instruction which enables graduates to succeed in their initial jobs after graduation and successfully advance in their careers.

IntelliTec offers start dates throughout the year for its various programs. The programs currently offered as of September 30, 2021, are as follows:

Current Programs Offered

Area of Study	Program	Program Length	Estimated Total Fees, Charges and Expenses
Automotive Technician	Certificate	12 weeks	$26,895
Computer Networking Systems Technician	Associate of Applied Science	19 weeks	$31,400
Computer Systems Technician	Certificate	12 weeks	$21,426
Medical Billing and Coding	Associate of Applied Science	19 weeks	$32,478
Medical Billing and Coding	Certificate	12 weeks	$21,995
Medical Assistant	Associate of Applied Science	19 weeks	$32,897
Medical Assistant	Certificate	12 weeks	$21,995
Refrigeration and HVAC	Associate of Occupational Studies	19 weeks	$39,950
Electrical Technician	Certificate	12 weeks	$18,495
Cosmetologist	Certificate	15 weeks	$21,595
Massage Therapy	Certificate	9 weeks	$13,295
Dental Assistant	Certificate	11 weeks	$15,595
Nursing Assistant	Certificate	4 weeks	$995

Intellectual Property

Intellectual property is important to Asher’s business. Asher relies on a combination of copyrights, trademarks, service marks, trade secrets, domain names and agreements with third parties to protect its proprietary rights. In many instances, its course content is produced for Asher by faculty and other content experts under work-for-hire agreements pursuant to which it owns the course content in return for a fixed development fee.

Properties

Asher does not own any property. Asher leases property in California, Texas, Colorado, Nevada and New Mexico for academic operations, corporate functions, enrollment services and student support services. Below is a table summarizing Asher’s leased properties as of September 30, 2021.

Number of Buildings	Location	Total Square Footage	Lease Expiration
1	Sacramento, CA	14,430	2026
1	Dallas, TX	11,500	2029
1	Las Vegas, NV	14,145	2025
2	Albuquerque, NM	25,983	2024
2	Grand Junction, CO	46,621	2029
3	Colorado Springs, CO	58,912	2024
2	Pueblo, CO	44,492	2025

Asher’s facilities are utilized consistent with management’s expectations, and Asher believes such facilities are suitable and adequate for current requirements and that additional space can be obtained on commercially reasonable terms to meet any future requirements.

Legal Proceedings

From time to time, Asher may become involved in various lawsuits and legal proceedings, which arise in the ordinary course of business. Litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm Asher’s business. Except as set forth below, Asher is currently not aware of any such legal proceedings or claims that will have, individually or in the aggregate, a material adverse effect on its business, financial condition or operating results.

MANAGEMENT

Directors and Executive Officers

Our directors and executive officers as of September 30, 2021 are as follows:

Name	Age	Position(s) Presently Held
LeeAnn Rohmann	54	Chief Executive Officer and Chairman
Brandon Pope	57	Chief Financial Officer
Ena Hull	53	Chief Operating Officer and Director
Ragheb Milad	40	Chief Academic Officer
David G. Vice	61	President Nominee, to be effective upon closing of the Merger
Gerald Amato	70	Director

Executive Officers and Directors

LeeAnn Rohmann, Chief Executive Officer and Chairman

LeeAnn Rohmann has served our Chief Executive Officer since July 2010 and Chairman of our board of directors since October 2009. From 2004 until 2008, she served as Chief Sales Officer, Student Loan Xpress at CIT, a national bank, and from 2001 until 2004, she served as Vice President, Sales of Edfinancial Services, a financial company that provides student loan servicing. From 1997 until 2001, Ms. Rohmann served as Senior Vice President, Sales of American Express. We believe Ms. Rohmann is qualified to serve as a member of our board of directors because she has more than 25 years of higher education industry experience.

Brandon Pope, Chief Financial Officer

Brandon Pope served as Chief Financial Officer of Legacy Education, L.L.C. from June 2018 until the Reorganization and our Chief Financial Officer since the Reorganization. From October 2017 until June 2018, he served as Controller of Squar Milner, an accounting and advisory firm, and from December 2014 until April 2017, he served as Senior Vice President, Corporate Controller of International Education Corporation, a provider of career education. From January 2014 until October 2017, Mr. Pope also served as Principal of Pope Consulting Group, LLP, and from 2008 until 2014 he served in various capacities including Vice President, Chief Accounting Officer and Vice President, Corporate Controller at Bridgepoint Education, Inc., a higher education company. Mr. Pope also previously served as Assistant Vice President, Assistant Controller of Corinthian Colleges, Inc.; Assistant Controller of Stater Bros. Markets; and Senior Manager of Financial Reporting and Control, Manager of Financial Reporting and Senior Accountant at Ingram Micro, Inc. Mr. Pope is a certified public account in the state of California, and received his bachelors of science in business administration and MBA from the University of Phoenix.

Ena Hull, Chief Operating Officer and Director

Ena Hull has served as our Chief Operating Officer since July 1, 2020 and a member of our board of directors since the Reorganization. Since January 2016, she has also served as a Strategic Advisor to CourseKey, a software company that provides attendance and engagement tools for career education institutions. From January 2015 until June 2020, Ms. Hull served as Senior Vice President of Student Financial Services and Compliance of Unitek Learning, a parent company for five learning institutions. From December 2010 until January 2015, Ms. Hull served as Vice President of Student Financial Services of International Education Corporation, and from December 2010 to April 2011, she served as Associate Vice President of Financial Planning of International Education Corporation, a parent company of secondary institutions. Ms. Hull also served in various other capacities including Executive Director of Financial Services at Daymar College; Financial Aid Business Consultant; Vice President of Sales and Regional Manager – Student Loan Division and Assistant Vice President and Account Manager – Student Loan Division of Citibank; Director of Financial Aid and Veteran Services of San Joaquin Delta College; President of California Association of Student Financial Aid Administrators; and Financial Aid Supervisor of Fresno City College. Ms. Hull received her bachelors degree in business information management from the University of Phoenix and her associate of arts in business and liberal studies from College of the Sequoias. We believe Ms. Hull is qualified to serve as a member of our board of directors because of her experience in the industry, her knowledge of complex regulatory issues related to career colleges and her expertise in developing operational processes and systems that allow institutions to scale growth quickly.

Ragheb Milad, Chief Academic Officer

Dr. Ragheb Milad has served as our Chief Academic Officer since June 2021. From January 2019 to January 2021, Dr. Milad served as the Corporate Director of Education for Legacy Education and Campus President of HDMC’s Lancaster, California campus, and from January 2014 to January 2018 he served as the Director of Academics for HDMC. Dr. Milad also served as an instructor from in both the Vocational Nursing and Ultrasound Technician Programs for HDMC from 2011 to 2014. During his roles as Director of Academics and Corporate Director of Legacy Education, Dr. Milad developed many of Legacy Education’s existing programs. In addition, from 2008 to July 2021, Dr. Milad served as the Sales Director of 3D Diagnostix, a dental computer guided surgery company. In July 2021, he co-founded ITX PROS, a digital dentistry company that supports dentist with dental implant cases, and since its inception he has served as a member of the board of directors of ITX PROS. Dr. Milad also serves as a member on the Board of St. Athanasius and St. Cyril Theological School, a coptic Orthodox theological school since 2015. Furthermore, from 2008 to 2011 Dr. Milad was a practicing physician in Cairo Egypt. He graduated from Ain Shams University in Cairo, Egypt from the Faculty of Medicine where he received his Medical Degree.

David G. Vice, President Nominee

David Vice has served as the Chief Executive Officer of Asher since 1998. From 1983 to 1992, he served as a Branch Manager of IBM. In addition, from 2005 until 2013, Mr. Vice served President and a member of the board of California Association of Private Postsecondary Schools. Mr. Vice received a bachelors degree in business from University of Wisconsin-Madison.

Gerald Amato, Director

Gerald Amato has served as our director since the Reorganization. Since March 2014, Mr. Amato has served as the President of Amato and Partners, LLC, a full-service investor relations advisory firm. Mr. Amato received a bachelors of science in finance from St. Francis College. We believe Mr. Amato is qualified to serve as a member of our board of directors because of his investor relations experience.

Family Relationships

There are no family relationship between any director, executive officer or person nominated to become a director or executive officer.

Independence of Directors

Certain phase-in periods with respect to director independence are available to us under the applicable NYSE American rules. These phase-in periods allow for smaller reporting companies such as our company a period of one year from our listing date to have a board of directors which is composed of 50% of independent directors. Our Board of Directors will have a board of directors composed of 50% of independent directors within one year of our listing on the NYSE American. “Independent director,” is defined generally as a person other than an officer or employee of the company or its subsidiaries or any other individual having a relationship, which, in the opinion of the company’s board of directors would interfere with the director’s exercise of independent judgment in carrying out the responsibilities of a director. The Board has determined that Messrs.                    are “independent”. Our board currently consists of          independent directors and          non-independent directors.

Board Committees

Our board of directors directs the management of our business and affairs, as provided by Nevada law, and conducts its business through meetings of the board of directors and its standing committees. We will have a standing audit committee, compensation committee and nominating and corporate governance committee. In addition, from time to time, special committees may be established under the direction of the board of directors when necessary to address specific issues.

Audit Committee. The audit committee is appointed by the Board to assist the Board in its duty to oversee the Company’s accounting, financial reporting and internal control functions and the audit of the Company’s financial statements. The role of the audit committee is to oversee management in the performance of its responsibility for the integrity of the Company’s accounting and financial reporting and its systems of internal controls, the performance and qualifications of the Company’s independent auditor, including the auditor’s independence, the performance of the Company’s internal audit function; and the Company’s compliance with legal and regulatory requirements.

Upon the consummation of this offering, our audit committee will consist of                         , with                         serving as chair. We intend to rely on the phase-in provisions of Rule 10A-3 of the Exchange Act and the NYSE American transition rules applicable to companies completing an initial listing, and we plan to have an audit committee comprised of a majority of independent members within 90 days after our listing date and an audit committee comprised of entirely of at least three directors that are independent for purposes of serving on an audit committee within one year after our listing date. Our board of directors has affirmatively determined that each meet the definition of “independent director” under NYSE American rules, and that they meet the independence standards under Rule 10A-3. Each member of our audit committee meets the financial literacy requirements of the NYSE American rules. In addition, our board of directors has determined that             will qualify as an “audit committee financial expert,” as such term is defined in Item 407(d)(5) of Regulation S-K. Our board of directors will adopt a written charter for the audit committee, which will be available on our principal corporate website at www.legacyed.com substantially concurrently with the consummation of this offering.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee is responsible for, among other things:

●	identifying individuals qualified to become members of our board of directors and recommending director candidates for election or re-election to our board of directors;

●	maintaining oversight of our board of directors and our governance functions and effectiveness;

●	considering and making recommendations to our board of directors regarding board size and composition, committee composition and structure and procedures affecting directors, and each director’s independence;

●	establishing standards for service on our board of directors; and

●	advising the board of directors on candidates for our executive offices, and conducting appropriate investigation of such candidates.

Upon the consummation of this offering, our nominating and corporate governance committee will consist of               , with                  serving as chair. We intend to rely on the NYSE American transition rules applicable to companies completing an initial listing, and we plan to have a nominating and corporate governance committee comprised of a majority of independent members within 90 days after our listing date and a nominating and corporate governance committee comprised entirely of independent directors within one year after our listing date. Our board of directors will adopt a written charter for the nominating and corporate governance committee, which will be available on our principal corporate website at www.legacyed.com substantially concurrently with the consummation of this offering.

Compensation Committee. The compensation committee is responsible for reviewing and recommending, among other things:

●	the adequacy and form of compensation of the board;

●	the compensation of Chief Executive Officer, including base salary, incentive bonus, stock option and other grant, award and benefits upon hiring and on an annual basis;

●	the compensation of other senior management upon hiring and on an annual basis; and

●	the Company’s incentive compensation and other equity-based plans and recommending changes to such plans to our board of directors, when necessary.

Upon the consummation of this offering, our compensation committee will consist of                      , with                 serving as chair. We intend to rely on the NYSE American transition rules applicable to companies completing an initial listing, and we plan to have a compensation committee comprised of a majority of independent members within 90 days after our listing date and a compensation committee comprised entirely of independent directors within one year after our listing date. Our board of directors will adopt a written charter for the compensation committee, which will be available on our principal corporate website at www.legacyed.com substantially concurrently with the consummation of this offering.

Code of Business Conduct and Ethics

Prior to the completion of this offering, we will adopt a written code of business conduct and ethics that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. A copy of the code will be posted on our website, www.legacyed.com. In addition, we intend to post on our website all disclosures that are required by law or the NYSE American rules concerning any amendments to, or waivers from, any provision of the code.

EXECUTIVE AND DIRECTOR COMPENSATION

Our principal executive officer, and other most highly compensated executive officers who were serving at the end of our fiscal year ended June 30, 2021 (whom we collectively refer to as our “named executive officers”) are:

●	LeeAnn Rohmann, our Chief Executive Officer;
●	Brandon Pope, our Chief Financial Officer; and
●	Ena Hull, our Chief Operating Officer.

Summary Compensation Table

The following table presents the compensation awarded to, earned by or paid to each of our named executive officers for the year ended June 30, 2021.

Name and Principal Position	Year	Salary ($)	All Other Compensation ($)	Total ($)
LeeAnn Rohmann	2021	$261,634	$164,337	$425,971
Chief Executive Officer

Brandon Pope (1)	2021	$173,077	$77,465	$250,542
Chief Financial Officer

Ena Hull	2021	$196,115	$9,609	$205,724
Chief Operating Officer

Employment Agreements

In addition to the employment agreement set forth below which will become effective upon closing of the Merger, we intend to enter into employment agreements with our management upon the closing of this offering.

David Vice Employment Agreement

Upon the closing of the Merger, we will enter into an employment agreement (the “Vice Employment Agreement”) with David G. Vice pursuant to which Mr. Vice shall serve as our President. The term of the Vice Employment Agreement shall commence on the closing date of the Merger, shall continue for a period of three years and shall automatically be extended for additional one-year terms unless either party provides notice of non-renewal no later than three months prior to the expiration of the term then in effect. Pursuant to the Vice Employment Agreement, Mr. Vice shall receive a base salary of $300,000, subject to adjustment. In addition, Mr. Vice shall be eligible to (i) participate in employee benefit plans and programs available to other executives of the Company; (ii) participate in any cash bonus or incentive compensation programs approved by the Company’s board of directors; (iii) receive incentive compensation awards; and (iv) be reimbursed for reasonable business expenses in accordance with Company policy.

Pursuant to the Vice Employment Agreement, Mr. Vice’s employment may be terminated by the Company for Cause (as defined in the Vice Employment Agreement) in which case, Mr. Vice shall receive (i) all unpaid salary accrued through the termination date, (ii) to the extent required by the Company’s vacation policy and applicable law, any unpaid vacation accrued through the termination date, (iii) any vested payments/benefits to which Mr. Vice is entitled as of the termination date under the terms of any applicable Company employee benefit plan, and (iv) any unreimbursed expenses (collectively, the “Accrued Benefits”). In the event Mr. Vice’s employment is terminated for Cause, all of his unexercised vested and unvested equity compensation awards shall be canceled and forfeited without consideration on the termination date. Pursuant to the Vice Employment Agreement, Mr. Vice’s employment may be terminated by the Company without Cause or by Mr. Vice at any time and for any reason upon at least 20 business days advance written notice in which case, Mr. Vice shall receive the Accrued Benefits. In the event Mr. Vice’s employment is terminated as a result of his death or Disability (as defined in the Vice Employment Agreement), then Mr. Vice or his estate will receive the Accrued Benefits. In the event Mr. Vice resigns for Good Reason (as defined in the Vice Employment Agreement) or the Company terminates Mr. Vice without Cause, then in addition to the Accrued Benefits, Mr. Vice shall be eligible to receive (i) continued payments of his then base salary through the term of the Vice Employment Agreement (the “Severance Period”), (ii) subject to certain exceptions, continued payment for Mr. Vice’s medical insurance coverage for the Severance Period and (iii) any outstanding unvested equity awards that are based solely on Mr. Vice’s continued services that would have otherwise vested during the Severance Period shall become vested on an accelerated basis as of the termination date (collectively, the Severance Payments”). In order for Mr. Vice to be eligible to receive the Severance Payments, Mr. Vice must, not later than 45 days after the termination date, execute a separation agreement.

Non-Employee Director Compensation

The following table presents the total compensation for each person who served as a non-employee member of our board of directors and received compensation for such service during the fiscal year ended June 30, 2021. Other than as set forth in the table and described more fully below, we did not pay any compensation, make any equity awards or non-equity awards to, or pay any other compensation to any of the non-employee members of our board of directors in 2021.

Name	Fees earned or paid in cash ($)	Stock awards ($)	Option awards ($)	Non-equity incentive plan compensation ($)	Nonqualified deferred compensation earnings ($)	All other compensation ($)	Total ($)
Gerald Amato	$139,500	-	-	-	-	-	$139,500

Outstanding Equity Awards at June 30, 2021

The following table sets forth information concerning outstanding equity awards held by our named executive officers as of June 30, 2021.

Option Awards
	Number of Underlying Unexercised Options (#) Exercisable		Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date
LeeAnn Rohmann	-		-	$-	-
Brandon Pope	100,000	(1)	100,000	$0.90	6/18/2028
Ena Hull	-		-	-	-

(1) Stock options granted to Brandon Pope on June 18, 2018 vest annually in equal installments over a three year period on June 18, 2019, June 18, 2020 and June 18, 2021.

2021 Equity Incentive Plan

On February 23, 2021, we adopted the Legacy Education Inc. 2021 Equity Incentive Plan (the “2021 Plan”) which has been approved by our stockholders.

The 2021 Equity Incentive Plan provides for grants of incentive stock options (“ISO”), nonstatutory stock options (“NQSO”), stock appreciation rights (“SARs”), restricted stock, restricted stock units (“RSUs”), and other stock-based awards. Directors, officers and other employees of ours and our subsidiaries, as well as others performing consulting or advisory services for us, are eligible for grants under the 2021 Plan.

The purpose of the 2021 Plan is to provide incentives that will attract, retain and motivate high performing officers, directors, employees and consultants by providing them with appropriate incentives and rewards through their acquisition of a proprietary interest in our long-term success. Set forth below is a summary of the material terms of the 2021 Plan.

Background and Purpose of the 2021 Plan. The purpose of the 2021 Plan is to promote our long-term success and the creation of stockholder value by:

●	Offering selected service providers an opportunity to acquire an interest in the success of the Company;

●	Encouraging selected service providers to continue to provide services to the Company and attract new service providers with outstanding qualifications; and

●	Further aligning participants’ interests with the interests of our stockholders through the award of equity compensation grants which increases their interest in the Company.

The 2021 Plan permits the grant of the following types of equity-based incentive awards: (i) stock options (which can be either ISOs or NQSOs), (ii) SARs, (iii) restricted stock, (iv) RSUs, and (v) other equity awards. The vesting of equity awards can be based on either continuous service and/or performance goals. Awards are evidenced by a written agreement between the participant and the Company.

Eligibility to Receive Awards. Our employees , consultants and board members and certain of our affiliated companies are eligible to receive awards under the 2021 Plan. The 2021 Plan Committee determines, in its discretion, the selected participants who will be granted awards under the 2021 Plan. As of September 30 , 2021, five individuals , serving as executive officers and /or directors, were eligible to participate in the 2021 Plan. Provided that the board affirmatively acts to implement such a process, the 2021 Plan also provides that non-employee directors may elect to receive stock grants or stock units (which would be issued under the 2021 Plan) in lieu of fees that would otherwise be paid in cash.

Shares Subject to the 2021 Plan. The maximum number of common shares that can be issued under the 2021 Plan is 2,000,000 shares. In addition, on August 1st of each calendar year from 2022 through 2030, this share limit shall be increased by the lesser of (i) 5% of the outstanding common shares of the Company (rounded down to the nearest whole number) as of the close of business on the preceding June 30th (ii) 1,500,000 shares or (iii) some lesser whole number than the lesser number determined under clauses (i) and (ii) as determined by the board of directors (which may be zero). A share that is issued pursuant to 2021 Plan award shall count as the issuance of one share and thereby reduce the remaining number of shares available for future issuance under the 2021 Plan. The shares underlying forfeited or terminated awards (without payment of consideration), or unexercised awards become available again for issuance under the 2021 Plan. But in all other cases, regardless of the actual number of shares issued to the award holder, the gross number of shares for which compensation is being provided (including any shares used to pay an award’s exercise price or tax withholding obligations) count against the 2021 Plan’s share limit. No fractional shares may be issued under the 2021 Plan. No shares will be issued with respect to a participant’s award unless applicable tax withholding obligations have been satisfied by the participant.

Administration of the 2021 Plan. The 2021 Plan will be administered by our board, acting as the 2021 Plan Committee, which shall consist of independent Board members as specified under rules. With respect to certain awards issued under the 2021 Plan, the members of the 2021 Plan Committee also must be “Non-Employee Directors” under Rule 16b-3 of the Exchange Act. Subject to the terms of the 2021 Plan, the 2021 Plan Committee has the sole discretion, among other things, to:

●	Select the individuals who will receive awards;
●	Determine the terms and conditions of awards (for example, performance conditions, if any, and vesting schedule, if any);
●	Correct any defect, supply any omission, or reconcile any inconsistency in the 2021 Plan or any award agreement;
●	Accelerate the vesting, extend the post-termination exercise term or waive restrictions of any awards at any time and under such terms and conditions as it deems appropriate, subject to the limitations set forth in the 2021 Plan;
●	Permit a participant to defer compensation to be provided by an award; and
●	Interpret the provisions of the 2021 Plan and outstanding awards.

The 2021 Plan Committee (or the Board) may suspend vesting, settlement, or exercise of awards pending a determination of whether a participant’s service should be terminated for cause (in which case outstanding awards would be forfeited). Awards may be subject to any policy that the Board may implement on the recoupment of compensation (referred to as a “clawback” policy). The members of the Board, the 2021 Plan Committee and their delegates shall be indemnified by the Company to the maximum extent permitted by applicable law for actions taken or not taken regarding the 2021 Plan. In addition, the 2021 Plan Committee may use the 2021 Plan to issue shares under other plans or sub-plans as may be deemed necessary or appropriate, such as to provide for participation by non-U.S. employees and those of any of our subsidiaries and affiliates.

Types of Awards.

Stock Options. A stock option is the right to acquire common shares at a fixed exercise price over a fixed period of time. The 2021 Plan Committee will determine, among other terms and conditions, the number of shares covered by each stock option and the exercise price of the shares subject to each stock option, but such per share exercise price generally will not be less than the fair market value of a common share on the date of grant of the stock option. The fair market value of a common share for the purposes of pricing our awards shall be equal to the regular session closing price for our shares as reported by the NYSE American on the date of determination. Stock options may not be repriced or exchanged without stockholder approval, and no re-load options may be granted under the 2021 Plan.

Stock options granted under the 2021 Plan may be either ISOs or NQSOs. As required by the Code and applicable regulations, ISOs are subject to various limitations not imposed on NQSOs. For example, the exercise price for any ISO granted to any employee owning more than 10% of our common shares may not be less than 110% of the fair market value of a common share on the date of grant, and such ISO must expire no later than five years after the grant date. The aggregate fair market value (determined at the date of grant) of common shares subject to all ISOs held by a participant that are first exercisable in any single calendar year cannot exceed $100,000. ISOs may not be transferred other than upon death, or to a revocable trust where the participant is considered the sole beneficiary of the stock option while it is held in trust. In order to comply with Treasury Regulation Section 1.422-2(b), the 2021 Plan provides that no more than 2,000,000 shares may be issued pursuant to the exercise of ISOs.

A stock option granted under the 2021 Plan generally cannot be exercised until it becomes vested. The 2021 Plan Committee establishes the vesting schedule of each stock option at the time of grant. The maximum term for stock options granted under the 2021 Plan may not exceed ten years from the date of grant although the 2021 Plan Committee may establish a shorter period at its discretion. The exercise price of each stock option granted under the 2021 Plan must be paid in full at the time of exercise, either with cash, or through a broker-assisted “cashless” exercise and sale program, or net exercise, or through another method approved by the 2021 Plan Committee. The optionee must also make arrangements to pay any taxes that we are required to withhold at the time of exercise.

SARs. A SAR is the right to receive, upon exercise, an amount equal to the difference between the fair market value of the shares on the date of the SAR’s exercise and the aggregate exercise price of the shares covered by the exercised portion of the SAR. The 2021 Plan Committee determines the terms of SARs, including the exercise price (provided that such per share exercise price generally will not be less than the fair market value of a common share of on the date of grant), the vesting and the term of the SAR. The maximum term for SARs granted under the 2021 Plan may not exceed ten years from the date of grant, subject to the discretion of the 2021 Plan Committee to establish a shorter period. Settlement of a SAR may be in common shares or in cash, or any combination thereof, as the 2021 Plan Committee may determine. SARs may not be repriced or exchanged without stockholder approval.

Restricted Stock. A restricted stock award is the grant of common shares to a participant and such shares may be subject to a substantial risk of forfeiture until specific conditions or goals are met. The restricted shares may be issued with or without cash consideration being paid by the participant as determined by the 2021 Plan Committee. The 2021 Plan Committee also will determine any other terms and conditions of an award of restricted stock. In determining whether an award of restricted stock should be made, and/or the vesting schedule for any such award, the 2021 Plan Committee may impose whatever conditions to vesting it determines to be appropriate. During the period of vesting, the participant will not be permitted to transfer the restricted shares but will generally have voting and dividend rights (subject to vesting) with respect to such shares.

RSUs. RSUs are the right to receive an amount equal to the fair market value of the shares covered by the RSU at some future date after the grant. The 2021 Plan Committee will determine all of the terms and conditions of an award of RSUs, including the vesting period. Upon each vesting date of a RSU, a Participant will become entitled to receive an amount equal to the number of shares indicated in the grant notice, or, if expressed in dollar terms, the fair market value of the shares on the settlement date. Payment for vested RSUs may be in common shares or in cash, or any combination thereof, as the 2021 Plan Committee may determine. Settlement of vested stock units will generally occur at or around the time of vesting but the 2021 Plan Committee may permit a participant to defer such compensation until a later point in time. Stock units represent an unfunded and unsecured obligation for us, and a holder of a stock unit has no rights other than those of a general creditor.

Other Awards. The 2021 Plan also provides that other equity awards, which derive their value from the value of our shares or from increases in the value of our shares, may be granted. Substitute awards may be issued under the 2021 Plan in assumption of or substitution for or exchange for awards previously granted by an entity which we (or an affiliate) acquire.

Limited Transferability of Awards. Awards granted under the 2021 Plan generally are not transferrable other than by will or by the laws of descent and distribution. However, the 2021 Plan Committee may in its discretion permit the transfer of awards other than ISOs. Generally, where transfers are permitted, they will be permitted only by gift to a member of the participant’s immediate family or to a trust or other entity for the benefit of the participant and/or member(s) of his or her immediate family.

Termination of Employment, Death or Disability. The 2021 Plan generally determines the effect of the termination of employment on awards, which determination may be different depending on the nature of the termination, such as terminations due to cause, resignation, death, or disability and the status of the award as vested or unvested, unless the award agreement or a participant’s employment agreement or other agreement provides otherwise.

Dividends and Dividend Equivalents. Any dividends or dividend equivalents distributed in the form of shares under the 2021 Plan will count against the 2021 Plan’s maximum share limit. The 2021 Plan also provides that dividend equivalents will not be paid or accrue on unexercised stock options or unexercised SARs. Dividends and dividend equivalents that may be paid or accrue with respect to unvested awards shall be subject to the same vesting conditions as the underlying award and shall only be distributed to the extent that such vesting conditions are satisfied.

Adjustments upon Changes in Capitalization.

In the event of the following actions:

●	stock split of our outstanding common shares;
●	stock dividend;
●	dividend payable in a form other than shares in an amount that has a material effect on the price of the shares;
●	consolidation;
●	combination or reclassification of the shares;
●	recapitalization;
●	spin-off; or
●	other similar occurrences,

then the following shall each be equitably and proportionately adjusted by the 2021 Plan Committee:

●	maximum number of shares that can be issued under the 2021 Plan (along with the ISO share issuance limit);
●	number and class of shares issued under the 2021 Plan and subject to each award;
●	exercise prices of outstanding awards; and
●	number and class of shares available for issuance under the 2021 Plan.

Change in Control. In the event that we are a party to a merger or other reorganization or similar transaction, outstanding 2021 Plan awards will be subject to the agreement pertaining to such merger or reorganization. Such agreement may provide for (i) the continuation of the outstanding awards by us if we are a surviving corporation, (ii) the assumption or substitution of the outstanding awards by the surviving entity or its parent, (iii) full exercisability and/or full vesting of outstanding awards, or (iv) cancellation of outstanding awards either with or without consideration, in all cases with or without consent of the participant. The 2021 Plan Committee need not adopt the same rules for each award or participant.

The 2021 Plan Committee will decide the effect of a change in control of the Company on outstanding awards. The 2021 Plan Committee may, among other things, provide that awards will fully vest and/or be canceled upon a change in control, or fully vest upon an involuntary termination of employment following a change in control. The 2021 Plan Committee may also include in an award agreement provisions designed to minimize potential negative income tax consequences for the participant or the Company that could be imposed under the golden parachute tax rules of Code Section 280G.

Term of the 2021 Plan. The 2021 Plan is in effect until February 22, 2031 or until earlier terminated by the Board. Outstanding awards shall continue to be governed by their terms after the termination of the Plan.

Governing Law. The 2021 Plan shall be governed by the laws of the state of Nevada except for conflict of law provisions.

Amendment and Termination of the 2021 Plan. The Board generally may amend or terminate the 2021 Plan at any time and for any reason, except that it must obtain stockholder approval of material amendments to the extent required by applicable laws, regulations or rules. The 2021 Plan expressly provides that the Board can amend the 2021 Plan to take into account changes in securities laws (including, without limitation, Rule 16b-3 of the Exchange Act), federal income tax laws and other laws as well as to change the dates upon which the potential annual increases to the share limit and ISO limit are based upon in the event the Company changes its fiscal year end date without obtaining stockholder approval.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following includes a summary of transactions during our fiscal years ended June 30, 2021 and June 30, 2020 to which we have been a party, including transactions in which the amount involved in the transaction exceeds the lesser of $120,000 or 1% of the average of our total assets at year-end for the last two completed fiscal years, and in which any of our directors, executive officers or, to our knowledge, beneficial owners of more than 5% of our capital stock or any member of the immediate family of any of the foregoing persons had or will have a direct or indirect material interest, other than equity and other compensation, termination, change in control and other arrangements, which are described elsewhere in this registration statement. We are not otherwise a party to a current related party transaction, and no transaction is currently proposed, in which the amount of the transaction exceeds the lesser of $120,000 or 1% of the average of our total assets at year-end for the last two completed fiscal years and in which a related person had or will have a direct or indirect material interest.

During the year ended June 30, 2019, Robert deRose, a Class A member (the “Member”), converted $47,817 in principal amount, net of a discount in the amount of $5,482, as part of a warrant exercised by the Member. The Company issued 786,961 units and received $65,629 upon the exercise of a warrant held by the debt holder at a price of $0.1511234 per unit. There was no balance due to the Member as of June 30, 2019. This Member was paid consulting fees of $60,000 and $60,000 for the years ended June 30, 2021 and 2020, respectively.

Gerald Amato, a director of the Company was paid $139,500 and $56,000 in consulting fees for the years ended June 30, 2021 and 2020, respectively.

Ena Hull, an officer and director of the Company was paid $0 and $72,000 in consulting fees during the years ended June 30, 2021 and 2020, respectively.

As of June 30, 2021 and 2020, the Company has a balance due from LeeAnn Rohmann, the Chief Executive Officer and Chairman of the Board of Director, totaling $69,975 and $69,975, respectively.

In December 2019, the Company received a loan in the principal amount of $50,000 from Brandon Pope, the Chief Financial Officer of the Company, evidenced by a promissory note. As of June 30, 2021, $50,000 remains outstanding, including interest accrued thereon.

In December 2019, the Company received a loan in the principal amount of $100,000 from the Member, evidenced by a promissory note. As of June 30, 2021, $100,000 remains outstanding, including interest accrued thereon.

In December 2018, the Company entered into a management consulting agreement with Integrity. During the period from July 1, 2019 through December 31, 2019, the Company recorded $150,000 of management fees. The Company also made a $232,238 advance to Integrity during the year ended June 30, 2020.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information with respect to the beneficial ownership of our common stock at September 30, 2021, and as adjusted to reflect the sale of our common stock in this offering, for:

●	each of our directors;

●	each of our named executive officers;

●	all of our current directors and executive officers as a group; and

●	each person, or group of affiliated persons, who beneficially owned more than 5% of our common stock.

The number of shares of our common stock beneficially owned by each entity, person, director or executive officer is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power as well as any shares that the individual has the right to acquire within 60 days of September 30 , 2021, through the exercise of any stock option, warrants or other rights. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock held by that person. The percentage of shares beneficially owned is computed on the basis of 18,449,487 shares of our common stock outstanding as of September 30 , 2021 after giving effect to the Reorganization. The “After Offering” columns reflects the sale and issuance by us of              shares of common stock in this offering at the initial public offering price of $              per share (the midpoint of the price range set forth on the cover page of this prospectus). Shares of our common stock that a person has the right to acquire within 60 days of September 30 , 2021, are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all directors and executive officers as a group. The address of each holder listed below, except as otherwise indicated, is Legacy Education Inc., 701 W Avenue K, Suite 123, Lancaster, CA 93534.

	Shares Beneficially owned		Percentage of shares Beneficially owned
Name	before offering		Before offering	After Offering
Directors and Named Executive Officers
LeeAnn Rohmann	1,786,746		9.68%
Brandon Pope	100,000	(1)	*
Ena Hull	-		0%
Gerald Amato	600,000	(2)	3.15%
All Directors and Named Executive Officers as a group (4 persons)	2,486,746		12.99%

5% Stockholders
Michael Garnick	1,888,707		10.24%
O’Neal Legacy Investors LLC (3)	1,840,929		9.98%
Robert deRose	2,332,687	(4)	12.61%
deRose Family Trust 11/18/86 (5)	1,053,763		5.71%
Sean O’Neal	2,379,630	(6)	12.90%

* Represents beneficial ownership of less than 1%.

(1) Represents 100,000 shares of common stock issuable upon exercise of options.

(2) Represents 600,000 shares of common stock issuable upon exercise of options.

(3) Sean O’Neal is the Managing Member of O’Neal Legacy Investors LLC and in such capacity has the right to vote and dispose the securities owned by such entity. The address of O’Neal Legacy Investors LLC is 327 E Royal Palm Road unit 601, Boca Raton, Fl, 33432.

(4) Represents (i) 1,038,851 shares of common stock held by Robert deRose, (ii) 43,334 shares of common stock issuable upon exercise of options held by Robert deRose, (iii) 1,053,763 shares of common stock held by deRose Family Trust 11/18/86 and (iv) 196,740 shares of common stock held by Allison M. deRose Trust. Robert deRose is the Trustee of deRose Family Trust 11/18/86 and Allison M. deRose Trust and in such capacity has the right to vote and dispose of the securities held by such trusts.

(5) Robert deRose is the Trustee of deRose Family Trust 11/18/86 and in such capacity has the right to vote and dispose of the securities held by such trust.

(6) Represents (i) 1,840,929 shares of common stock held by O’Neal Legacy Investors LLC and (ii) 538,701 shares of common stock held by Sean O’Neal and Laurie O’Neal. Sean O’Neal is the Managing Member of O’Neal Legacy Investors LLC and in such capacity has the right to vote and dispose the securities owned by such entity.

DESCRIPTION OF SECURITIES

General

Immediately prior to the effectiveness of the registration statement of which this prospectus forms a part, we will have authorized capital stock consisting of 100,000,000 shares of common stock and 10,000,000 shares of preferred stock, with 18,449,987 shares of common stock issued and outstanding, and no shares of preferred stock issued and outstanding. Unless stated otherwise, the following discussion summarizes the term and provisions of our Articles of Incorporation and our Bylaws. This description is summarized from, and qualified in its entirety by reference to, our Articles of Incorporation and Bylaws which are filed as exhibits to the registration statement of which this prospectus forms a part.

Common Stock

As of September 30, 2021, there were 18,449,487 shares of our common stock outstanding and held by approximately 78 stockholders of record.

The holders of shares of our common stock are entitled to one vote per share on all matters to be voted upon by our stockholders, provided, however, that, except as otherwise required by law, holders of our common stock shall not be entitled to vote on any amendment to our Articles of Incorporation that relates solely to the terms of one or more outstanding series of our preferred stock if the holders of such affected series of preferred stock are entitled, either separately or together as a class with the holders of one or more other series of preferred stock, to vote thereon by law or pursuant to our Articles of Incorporation. There are no cumulative rights with respect to our common stock. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of shares of our common stock are entitled to receive ratably any dividends that may be declared from time to time by our board of directors out of funds legally available for that purpose. In the event of our liquidation, dissolution or winding up, the holders of shares of our common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock then outstanding. Our common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to our common stock.

We have never paid cash dividends on our common stock. Moreover, we do not anticipate paying periodic cash dividends on our common stock for the foreseeable future. Any future determination about the payment of dividends will be made at the discretion of our board of directors and will depend upon our earnings, if any, capital requirements, operating and financial conditions and on such other factors as our board of directors deems relevant. For a discussion of provisions in our charter that would have an effect of delaying or preventing a change of control, see “Anti-Takeover Effects of Provisions of Our Charter Documents.”

Preferred Stock

The following description of our preferred stock and the description of the terms of any particular series of our preferred stock that we choose to issue are not complete. These descriptions are qualified in their entirety by reference to our Articles of Incorporation and a certificate of designation, if and when adopted by our board of directors, relating to that series. The rights, preferences, privileges and restrictions of the preferred stock of each series will be fixed by the certificate of designation relating to that series.

We currently have no shares of preferred stock outstanding. Our board of directors has the authority, without further action by the stockholders, to issue up to 10,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions granted to or imposed upon the preferred stock. Any or all of these rights may be greater than the rights of our common stock.

Our board of directors, without stockholder approval, can issue preferred stock with voting, conversion or other rights that could negatively affect the voting power and other rights of the holders of our common stock. Preferred stock could thus be issued quickly with terms calculated to delay or prevent a change in control of us or make it more difficult to remove our management. Additionally, the issuance of preferred stock may have the effect of decreasing the market price of our common stock.

Our board of directors may specify the following characteristics of any preferred stock, which may affect the rights of holders of our common stock:

●	the annual dividend rate, if any, whether the dividend rate is fixed or variable, the date or dates on which dividends will accrue, the dividend payment dates, and whether dividends will be cumulative;

●	the liquidation preference, if any, and any accumulated dividends upon the liquidation, dissolution or winding up of our affairs;

●	the voting rights; and

●	any or all other preferences and relative, participating, optional or other special rights, privileges or qualifications, limitations or restrictions.

Investor Rights Agreement

In connection with the Reorganization, we entered into an investor rights agreement with the former members of Legacy Education L.L.C. (the “Holders”), pursuant to which we provided the investors with certain demand registration rights. Pursuant to the investors’ rights agreement and subject to certain exceptions set forth therein, if at any time after six months after the effective date of a registration statement for our initial underwritten public offering of our common stock under the Securities Act (which we refer to as an IPO), we determine to register any of our common stock under the Securities Act in connection with the public offering of such securities solely for cash, then we must promptly give each Holder notice of such registration. Upon the request of each Holder given within ten days after such notice is given by us, we shall cause to be registered all of the registrable securities that each such Holder has requested to be included in such registration. All expenses incurred in connection with registrations, filings, or qualifications, including all registration, filing, and qualification fees, printers’ and accounting fees and fees and disbursements of our counsel shall be borne and paid by us.

Such registration rights will terminate upon the earliest to occur of (i) such time after consummation of the IPO as Rule 144 or another similar exemption under the Securities Act is available for the sale of all of such Holder’s and (ii) the second anniversary of the IPO.

Each Holder also agreed that they will enter into customary lock-up agreements during the period commencing on the date of the final prospectus relating to the registration by us for our own behalf of shares of our common stock or any other equity securities under the Securities Act on a registration statement on Form S-1 or Form S-3, and ending on the date specified by us and the managing underwriter (such period not to exceed 180 days in the case of an IPO, or 90 days in the case of any registration other than an IPO).

Stockholders Agreement

In connection with the Reorganization, we entered a stockholders agreement with the Holders. Pursuant to the stockholders agreement, the Holders provided us with a right of first refusal to purchase any shares of capital stock that such stockholders propose to transfer and also provided the non-selling Holders with a secondary refusal right to purchase any such shares that we do not elect to purchase.

If Holders constituting a majority vote of the holders (such approving Holders, the “Dragging Holders”) have agreed to accept a bona fide offer (“Buy-Out Offer”) from an independent third party (“Buy-Out Offeror”) to purchase or otherwise acquire for arm’s length consideration all or a lesser portion of the shares of the Dragging Holders, then the Dragging Holders shall have the right to require all other Holders (the “Drag-Along Holders”) to sell or otherwise transfer a percentage of such Holder’s respective shares equal to the percentage of shares being sold or otherwise transferred to such Buy-Out Offeror by the Dragging Holders compared to the total shares held by the Dragging Holder.

Options

As of September 30 2021, there were 349,382 outstanding options to purchase shares of common stock, with a weighted average exercise price of $0.151 per share.

Warrants

As of September 30, 2021, there were 1,005,833 outstanding warrants to purchase our common stock, with a weighted average exercise price of $0.67 per share.

Anti-Takeover Provisions

Anti-Takeover Effects of Provisions of Our Charter Documents

Removal of Directors and Director Vacancies

Our Articles of Incorporation provide that directors may be removed from office at any time, but only for cause and only by the affirmative vote of holders of 66 and 2/3% of the voting power of all then-outstanding shares of capital stock of the Company entitled to vote generally in the election of directors, voting together as a single class. In addition, our Articles of Incorporation authorize only our board of directors to fill vacant directorships. In addition, the number of directors constituting our board of directors may be set only by resolution of the majority of the incumbent directors.

Special Meeting of Stockholders

Our Articles of Incorporation provide that special meetings of our stockholders may be called by the board of directors, the chairman of the board or by our President. Notwithstanding the foregoing, whenever holders of one or more series of preferred stock shall have the right, voting separately as a class or series, to elect directors, such holders may call, pursuant to the terms of the resolution or resolutions adopted by the board of directors, special meetings of holders of such preferred stock.

Advance Notice Requirements for Stockholder Proposals and Director Nominations

Our Bylaws provide that stockholders seeking to bring business before our annual meeting of stockholders, or to nominate candidates for election as directors at our annual meeting of stockholders, must provide timely notice of their intent in writing. To be timely, a stockholder’s notice must be delivered to the secretary at our principal executive offices not later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the first anniversary of the preceding year’s annual meeting; provided, however, that in the event the date of the annual meeting is not within 25 days before or after such anniversary date, notice by the stockholder to be timely must be so delivered not later than the close of business on the 10th day following the day on which such notice of the date of annual meeting was mailed or public disclosure of the date of the annual meeting was made, whichever occurs first. These provisions may preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders.

Authorized but Unissued Shares

Our authorized but unissued shares of common stock and preferred stock are available for future issuance without stockholder approval and may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise. If we issue such shares without stockholder approval and in violation of limitations imposed by the NYSE American or any stock exchange on which our stock may then be trading, our stock could be delisted.

Amendment, Alteration or Repeal of Bylaws

Any amendment, alteration or repeal of our bylaws requires the approval of 66 and 2/3% of the voting power of all of our issued and outstanding shares. These provisions could discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of our company and could delay changes in management.

Elimination of Stockholder Action by Written Consent

Our Articles of Incorporation do not permit our stockholders to act by written consent without a meeting.

Exclusive Forum

Our Articles of Incorporation provide that unless the Company consents in writing to the selection of an alternative forum, the Eighth Judicial District Court of Clark County, Nevada shall be the sole and exclusive forum for state law claims with respect to: (i) any derivative action or proceeding brought in the name or right of the Company or on its behalf, (ii) any action asserting a claim for breach of any fiduciary duty owed by any director, officer, employee or agent of the Company to the Company or the Company’s stockholders, (iii) any action arising or asserting a claim arising pursuant to any provision of NRS Chapters 78 or 92A or any provision of the Company’s Articles of Incorporation or Bylaws or (iv) any action asserting a claim governed by the internal affairs doctrine, including, without limitation, any action to interpret, apply, enforce or determine the validity of the Company’s Articles of Incorporation or Bylaws. This exclusive forum provision would not apply to suits brought to enforce any liability or duty created by the Securities Act or the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. To the extent that any such claims may be based upon federal law claims, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. Furthermore, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. The enforceability of similar exclusive forum provisions in other corporations’ articles of incorporation and bylaws has been challenged in legal proceedings, and it is possible that a court could rule that this provision in our Articles of Incorporation is inapplicable or unenforceable.

Anti-Takeover Effects of Nevada Law

Acquisition of Controlling Interest Statutes. Nevada’s “acquisition of controlling interest” statutes contain provisions governing the acquisition of a controlling interest in certain Nevada corporations. These “control share” laws provide generally that any person that acquires a “controlling interest” in certain Nevada corporations may be denied certain voting rights, unless a majority of the disinterested stockholders of the corporation elects to restore such voting rights. These statutes provide that a person acquires a “controlling interest” whenever a person acquires shares of a subject corporation that, but for the application of these provisions of the Nevada Revised Statutes, would enable that person to exercise (1) one-fifth or more, but less than one-third, (2) one-third or more, but less than a majority or (3) a majority or more, of all of the voting power of the corporation in the election of directors. Once an acquirer crosses one of these thresholds, shares which it acquired in the transaction taking it over the threshold and within the 90 days immediately preceding the date when the acquiring person acquired or offered to acquire a controlling interest become “control shares” to which the voting restrictions described above apply. Our Articles of Incorporation and Bylaws currently contain no provisions relating to these statutes, and unless our Articles of Incorporation and Bylaws in effect on the tenth day after the acquisition of a controlling interest were to provide otherwise, these laws would apply to us if we were to (i) have 200 or more stockholders of record (at least 100 of which have addresses in the State of Nevada appearing on our stock ledger) and (ii) do business in the State of Nevada directly or through an affiliated corporation. As of September 30 , 2021, we have 78 record stockholders and do not have 100 stockholders of record with Nevada addresses appearing on our stock ledger. If these laws were to apply to us, they might discourage companies or persons interested in acquiring a significant interest in or control of the Company, regardless of whether such acquisition may be in the interest of our stockholders.

Combination with Interested Stockholders Statutes. Nevada’s “combinations with interested stockholders” statutes prohibit certain business “combinations” between certain Nevada corporations and any person deemed to be an “interested stockholder” for two years after such person first becomes an “interested stockholder” unless (i) the corporation’s board of directors approves the combination (or the transaction by which such person becomes an “interested stockholder”) in advance, or (ii) the combination is approved by the board of directors and 60% of the corporation’s voting power not beneficially owned by the interested stockholder, its affiliates and associates. Furthermore, in the absence of prior approval certain restrictions may apply even after such two-year period. For purposes of these statutes, an “interested stockholder” is any person who is (x) the beneficial owner, directly or indirectly, of 10% or more of the voting power of the outstanding voting shares of the corporation, or (y) an affiliate or associate of the corporation and at any time within the two previous years was the beneficial owner, directly or indirectly, of 10% or more of the voting power of the then outstanding shares of the corporation. The definition of the term “combination” is sufficiently broad to cover most significant transactions between the corporation and an “interested stockholder”. Subject to certain timing requirements set forth in the statutes, a corporation may elect not to be governed by these statutes. We have not included any such provision in our Articles of Incorporation.

The effect of these statutes may be to potentially discourage parties interested in taking control of the Company from doing so if it cannot obtain the approval of our board of directors.

Transfer Agent

Our transfer agent for our common stock is American Stock Transfer & Trust Company, LLC.

Listing

We intend to apply to have our shares of common stock listed for trading on the NYSE American under the trading symbol “LGCY.” No assurance can be given that our listing application will be approved.

SHARES ELIGIBLE FOR FUTURE SALE

Immediately before this offering, there was no public market for our common stock. Future sales of substantial amounts of common stock in the public market, or the perception that such sales may occur, could adversely affect the market price of our common stock. Although we intend to apply to have our common stock listed on the NYSE American, we cannot assure you that there will be an active public market for our common stock.

Upon the closing of this offering, we will have outstanding an aggregate              shares of our common stock, assuming the issuance of              shares of our common stock offered by us in this offering. Of these shares, all shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except that any shares of our common stock purchased in this offering by our “affiliates,” as that term is defined in Rule 144 under the Securities Act, would only be able to be publicly sold in compliance with the conditions of Rule 144 described below other than the holding period requirement.

The remaining              shares of our common stock will be “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they are sold in compliance with Rule 144 under the Securities Act, which is summarized below.

Subject to the lock-up agreements described below and the provisions of Rule 144 under the Securities Act, these restricted securities will be available for sale in the public market as follows:

Date	Number of Shares
On the date of this prospectus
180 days after the date of this prospectus

Rule 144

Rule 144, as currently in effect, generally provides that, once we have been subject to the public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, a stockholder who is not deemed to have been one of our affiliates at any time during the preceding 90 days and who has beneficially owned the shares of our common stock proposed to be sold for at least six months is entitled to sell such shares in reliance upon Rule 144 without complying with the volume limitation, manner of sale or notice conditions of Rule 144. If such stockholder has beneficially owned the shares of our common stock proposed to be sold for at least one year, then such person is entitled to sell such shares in reliance upon Rule 144 without complying with any of the conditions of Rule 144.

Rule 144 also provides that a stockholder who is deemed to have been one of our affiliates at any time during the preceding 90 days and who has beneficially owned the shares of our common stock proposed to be sold for at least six months is entitled to sell, in reliance upon Rule 144, within any three-month period beginning 90 days after the date of this prospectus, a number of shares that does not exceed the greater of the following:

●	1% of the number of shares of our common stock then outstanding; or
●	the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales of our common stock made in reliance upon Rule 144 by a stockholder who is deemed to have been one of our affiliates at any time during the preceding 90 days are also subject to the current public information, manner of sale, and notice conditions of Rule 144. Rule 144 also provides that affiliates relying on Rule 144 to sell shares of our common stock that are not restricted shares must nonetheless comply with the same restrictions applicable to restricted shares, other than the holding period requirement.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchases common stock from us in connection with a compensatory share plan or other written agreement is eligible to resell such shares in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144.

Lock-Up Agreements

We, each of our directors and officers and certain of our significant stockholders have agreed not to offer, sell, agree to sell, directly or indirectly, or otherwise dispose of any shares of common stock or any securities convertible into or exchangeable for shares of common stock without the prior written consent of Northland Securities, Inc. for a period of 180 days after the date of this prospectus. These lock-up agreements provide limited exceptions and their restrictions may be waived at any time by Northland Securities, Inc. Upon the expiration of the applicable lock-up periods, substantially all of the shares subject to such lock-up restrictions will become eligible for sale, subject to the limitations discussed above. See “Underwriting – No Sales of Common Stock.”

Equity Incentive Plans

We intend to file a registration statement on Form S-8 under the Securities Act after the closing of this offering to register the common shares that are issuable pursuant to our 2021 Plan. The registration statement is expected to be filed and become effective as soon as practicable after the completion of this offering. Accordingly, shares registered under the registration statements will be available for sale in the open market following their effective dates, subject to Rule 144 volume limitations and the lock-up arrangement described above, if applicable.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO
NON-U.S. HOLDERS OF OUR COMMON STOCK

The following is a summary of the material U.S. federal income tax consequences to non-U.S. holders (as defined below) of the ownership and disposition of our common stock but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended, or the Internal Revenue Code, Treasury regulations promulgated thereunder, administrative rulings and judicial decisions, all as of the date hereof. These authorities may be changed, possibly retroactively, so as to result in U.S. federal income tax consequences different from those set forth below. No ruling on the U.S. federal, state, or local tax considerations relevant to our operations or to the purchase, ownership or disposition of our shares, has been requested from the IRS or other tax authority. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below.

This summary also does not address the tax considerations arising under the laws of any non-U.S., state or local jurisdiction, or under U.S. federal gift and estate tax laws, except to the limited extent set forth below. In addition, this discussion does not address tax considerations applicable to an investor’s particular circumstances or to investors that may be subject to special tax rules, including, without limitation:

●	banks, insurance companies or other financial institutions, regulated investment companies or real estate investment trusts;

●	persons subject to the alternative minimum tax or Medicare contribution tax on net investment income;

●	tax-exempt organizations or governmental organizations;

●	controlled foreign corporations, passive foreign investment companies and corporations that accumulate earnings to avoid U.S. federal income tax;

●	brokers or dealers in securities or currencies;

●	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

●	persons that own, or are deemed to own, more than five percent of our capital stock (except to the extent specifically set forth below);

●	U.S. expatriates and certain former citizens or long-term residents of the United States;

●	partnerships or entities classified as partnerships for U.S. federal income tax purposes or other pass-through entities (and investors therein);

●	persons who hold our common stock as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction or integrated investment;

●	persons who hold or receive our common stock pursuant to the exercise of any employee stock option or otherwise as compensation;

●	persons who do not hold our common stock as a capital asset within the meaning of Section 1221 of the Internal Revenue Code; or

●	persons deemed to sell our common stock under the constructive sale provisions of the Internal Revenue Code.

In addition, if a partnership or entity classified as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner generally will depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships that hold our common stock, and partners in such partnerships, should consult their tax advisors.

You are urged to consult your tax advisor with respect to the application of the U.S. federal income tax laws to your particular situation, as well as any tax consequences of the purchase, ownership and disposition of our common stock arising under the U.S. federal estate or gift tax rules or under the laws of any state, local, non-U.S., or other taxing jurisdiction or under any applicable tax treaty.

Non-U.S. Holder Defined

For purposes of this discussion, you are a non-U.S. holder (other than a partnership) if you are any holder other than:

●	an individual citizen or resident of the United States (for U.S. federal income tax purposes);

●	a corporation or other entity taxable as a corporation created or organized in the United States or under the laws of the United States, any state thereof, or the District of Columbia, or other entity treated as such for U.S. federal income tax purposes;

●	an estate whose income is subject to U.S. federal income tax regardless of its source; or

●	a trust (x) whose administration is subject to the primary supervision of a U.S. court and which has one or more “U.S. persons” (within the meaning of Section 7701(a)(30) of the Internal Revenue Code) who have the authority to control all substantial decisions of the trust or (y) which has made a valid election to be treated as a U.S. person.

Distributions

As described in “Dividend Policy,” we have never declared or paid cash dividends on our common stock and do not anticipate paying any dividends on our common stock in the foreseeable future. However, if we do make distributions on our common stock, those payments will constitute dividends for U.S. tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed both our current and our accumulated earnings and profits, they will constitute a return of capital and will first reduce your basis in our common stock, but not below zero, and then will be treated as gain from the sale of stock as described below under “— Gain on Disposition of common stock.”

Subject to the discussion below on effectively connected income, backup withholding and foreign accounts, any dividend paid to you generally will be subject to U.S. withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable income tax treaty. In order to receive a reduced treaty rate, you must provide us with an IRS Form W-8BEN, IRS Form W-8BEN-E or other appropriate version of IRS Form W-8 certifying qualification for the reduced rate. A non-U.S. holder of shares of our common stock eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. If the non-U.S. holder holds the stock through a financial institution or other agent acting on the non-U.S. holder’s behalf, the non-U.S. holder will be required to provide appropriate documentation to the agent, which then will be required to provide certification to us or our paying agent, either directly or through other intermediaries.

Dividends received by you that are effectively connected with your conduct of a U.S. trade or business (and, if required by an applicable income tax treaty, attributable to a permanent establishment maintained by you in the United States) are generally exempt from such withholding tax. In order to obtain this exemption, you must provide us with an IRS Form W-8ECI or other applicable IRS Form W-8 properly certifying such exemption. Such effectively connected dividends, although not subject to withholding tax, are taxed at the same graduated rates applicable to U.S. persons, net of certain deductions and credits. In addition, if you are a corporate non-U.S. holder, dividends you receive that are effectively connected with your conduct of a U.S. trade or business may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty. You should consult your tax advisor regarding any applicable tax treaties that may provide for different rules.

Gain on Disposition of Common Stock

Subject to the discussion below regarding backup withholding and foreign accounts, you generally will not be required to pay U.S. federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

●	the gain is effectively connected with your conduct of a U.S. trade or business (and, if required by an applicable income tax treaty, the gain is attributable to a permanent establishment maintained by you in the United States);

●	you are a non-resident alien individual who is present in the United States for a period or periods aggregating 183 days or more during the taxable year in which the sale or disposition occurs and certain other conditions are met; or

●	our common stock constitutes a United States real property interest by reason of our status as a “United States real property holding corporation,” or USRPHC, for U.S. federal income tax purposes at any time within the shorter of (i) the five-year period preceding your disposition of our common stock, or (ii) your holding period for our common stock.

We believe that we are not currently and will not become a USRPHC for U.S. federal income tax purposes, and the remainder of this discussion so assumes. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we become a USRPHC, however, as long as our common stock is regularly traded on an established securities market, such common stock will be treated as U.S. real property interests only if you actually or constructively hold more than five percent of such regularly traded common stock at any time during the shorter of the five-year period preceding your disposition of, or your holding period for, our common stock.

If you are a non-U.S. holder described in the first bullet above, you will be required to pay tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates, and a corporate non-U.S. holder described in the first bullet above also may be subject to the branch profits tax at a 30% rate, or such lower rate as may be specified by an applicable income tax treaty. If you are an individual non-U.S. holder described in the second bullet above, you will be required to pay a flat 30% tax (or such lower rate specified by an applicable income tax treaty) on the gain derived from the sale, which gain may be offset by U.S. source capital losses for the year (provided you have timely filed U.S. federal income tax returns with respect to such losses). You should consult any applicable income tax or other treaties that may provide for different rules.

Federal Estate Tax

Our common stock beneficially owned by an individual who is not a citizen or resident of the United States (as defined for U.S. federal estate tax purposes) at the time of their death will generally be includable in the decedent’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise. The test for whether an individual is a resident of the United States for U.S. federal estate tax purposes differs from the test used for U.S. federal income tax purposes. Some individuals, therefore, may be non-U.S. holders for U.S. federal income tax purposes, but not for U.S. federal estate tax purposes, and vice versa.

Backup Withholding and Information Reporting

Generally, we must report annually to the IRS the amount of dividends paid to you, your name and address and the amount of tax withheld, if any. A similar report will be sent to you. Pursuant to applicable income tax treaties or other agreements, the IRS may make these reports available to tax authorities in your country of residence.

Payments of dividends or of proceeds on the disposition of stock made to you may be subject to information reporting and backup withholding at a current rate of 28% unless you establish an exemption, for example, by properly certifying your non-U.S. status on an IRS Form W-8BEN, IRS Form W-8BEN-E or another appropriate version of IRS Form W-8.

Backup withholding is not an additional tax; rather, the U.S. federal income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may generally be obtained from the IRS, provided that the required information is furnished to the IRS in a timely manner.

Foreign Account Tax Compliance

The Foreign Account Tax Compliance Act, or FATCA, imposes withholding tax at a rate of 30% on dividends on and gross proceeds from the sale or other disposition of our common stock paid to “foreign financial institutions” (as specially defined under these rules), unless such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding the U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners) or otherwise establishes an exemption. FATCA also generally imposes a U.S. federal withholding tax of 30% on dividends on and gross proceeds from the sale or other disposition of our common stock paid to a “non-financial foreign entity” (as specially defined for purposes of these rules) unless such entity provides the withholding agent with a certification identifying certain substantial direct and indirect U.S. owners of the entity, certifies that there are none or otherwise establishes an exemption. The withholding provisions under FATCA generally apply to dividends on our common stock, and under current transition rules, are expected to apply with respect to the gross proceeds from the sale or other disposition of our common stock on or after January 1, 2019. An intergovernmental agreement between the United States and an applicable foreign country may modify the requirements described in this paragraph. Non-U.S. holders should consult their own tax advisors regarding the possible implications of this legislation on their investment in our common stock.

Each prospective investor should consult its own tax advisor regarding the particular U.S. federal, state and local and non-U.S. tax consequences of purchasing, holding and disposing of our common stock, including the consequences of any proposed change in applicable laws.

UNDERWRITING

We are offering the shares of common stock described in this prospectus through the underwriters listed below. Subject to the terms of the underwriting agreement, the underwriters named below have agreed to buy, severally and not jointly, the number of shares of common stock listed opposite their names below. The underwriters are committed to purchase and pay for all of the shares if any are purchased, other than those shares covered by the over-allotment option described below. Northland Securities, Inc. is acting as the book-running manager of this offering and representatives of the underwriters.

Underwriter	Number of Shares
Northland Securities, Inc.

Total

The underwriters have advised us that they propose to initially offer the shares of common stock to the public at the public offering price set forth on the cover page of this prospectus. The underwriters propose to offer the shares of common stock to certain dealers at the same price less a concession of not more than $        per share. After the initial offering, these figures may be changed by the underwriters.

The shares sold in this offering are expected to be ready for delivery against payment in immediately available funds on or about              , 2021, subject to customary closing conditions. The underwriters may reject all or part of any order.

We have granted to the underwriters an option to purchase up to an additional              shares of common stock from us at the same price to the public, and with the same underwriting discount, as set forth in the table below. The underwriters may exercise this option any time during the 30-day period after the date of this prospectus, but only to cover over-allotments, if any. To the extent the underwriters exercise the option, the underwriters will become obligated, subject to certain conditions, to purchase the shares for which they exercise the option.

Commissions and Discounts

The table below summarizes the underwriting discounts that we will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the over-allotment option. In addition to the underwriting discount, we have agreed to pay up to $              of the fees and expenses of the underwriters, which may include the fees and expenses of counsel to the underwriters.

We granted Northland Securities, Inc. a right of first refusal to serve as exclusive placement agent (in the case of a private offering), lead-managing underwriter (in the case of a public offering) or exclusive financial advisor (in the case of a merger, acquisition or sale transaction) in the event that we determine to undertake such transaction within one year following the effective date of this offering. In accordance with applicable rules of FINRA, Northland Securities, Inc. does not have more than one opportunity to waive or terminate the right of first refusal in consideration of any payment or fee, and any payment or fee to waive or terminate the right of first refusal must be paid in cash and have a value not in excess of the greater of 1% of the proceeds in this offering (or, if greater, the maximum amount permitted by FINRA rules for compensation in connection with this offering) or 5% of the underwriting discount or commission paid in connection with any future financing subject to right of first refusal (including any overallotment option that may be exercised). This right of first refusal is not reflected in the table below.

Except as disclosed in this prospectus, the underwriters have not received and will not receive from us any other item of compensation or expense in connection with this offering considered by FINRA to be underwriting compensation under FINRA Rule 5110. The underwriting discount was determined through an arms’ length negotiation between us and the underwriters.

	Per Share	Total with No Over-Allotment	Total with Over-Allotment
Underwriting discount to be paid by us	$	$	$

We estimate that the total expenses of this offering, excluding underwriting discounts, will be $             . This includes $            of fees and expenses of the underwriters. These expenses are payable by us.

Indemnification

We also have agreed to indemnify the underwriters against certain liabilities, including civil liabilities under the Securities Act, or to contribute to payments that the underwriters may be required to make in respect of those liabilities.

No Sales of Common Stock

We and each of our directors, executive officers, and certain holders of our common stock outstanding (collectively, the “Lock-Up Parties”) have agreed, or will agree, with the underwriter, subject to certain exceptions, that, without the prior written consent of the underwriter, we and they will not, directly or indirectly, during the period ending 180 days after the date of this prospectus, (1) offer, pledge, sell, contract to sell, grant, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock whether now owned or hereafter acquired by the Lock-Up Parties or with respect to which the Lock-Up Parties have or hereafter acquire the power of disposition; (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock whether any such transaction described in clause (1) or (2) above is to be settled by delivery of shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock, in cash or otherwise; (3) make any demand for or exercise any right with respect to the registration of any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock; or (4) publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement relating to any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock. This agreement does not apply, in our case, to securities issued pursuant to existing employee benefit plans or securities issued upon exercise of options and other exceptions, and in the case the Lock-Up Parties, exercise of stock options issued pursuant to a stock option or similar plans, and other exceptions.

Determination of Offering Price

The underwriters have advised us that they propose to offer the shares of common stock directly to the public at the initial public offering price set forth on the cover page of this prospectus. Prior to this offering, no public market existed for our common stock. The initial public offering price of the shares was determined by negotiation between us and the underwriters. The principal factors considered in determining the initial public offering price of the shares included:

●	the information in this prospectus and otherwise available to the underwriters, including our financial information;

●	the history and the prospects for the industry in which we compete;

●	the ability and experience of our management;

●	the prospects for our future earnings;

●	the present state of our development and our current financial condition;

●	the general condition of the economy and the securities markets in the United States at the time of this initial public offering;

●	the recent market prices of, and the demand for, publicly-traded securities of generally comparable companies; and

●	other factors as were deemed relevant.

We cannot be sure that the initial public offering price will correspond to the price at which the shares of common stock will trade in the public market following this offering or that an active trading market for the shares of common stock will develop or continue after this offering.

Price Stabilization, Short Positions and Penalty Bids

To facilitate this offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of our common stock during and after the offering. Specifically, the underwriters may create a short position in our common stock for their own accounts by selling more shares of common stock than we have sold to the underwriters. The underwriters may close out any short position by purchasing shares in the open market.

In addition, the underwriters may stabilize or maintain the price of our common stock by bidding for or purchasing shares in the open market and may impose penalty bids. If penalty bids are imposed, selling concessions allowed to broker-dealers participating in this offering are reclaimed if shares previously distributed in this offering are repurchased, whether in connection with stabilization transactions or otherwise. The effect of these transactions may be to stabilize or maintain the market price of our common stock at a level above that which might otherwise prevail in the open market. The imposition of a penalty bid may also affect the price of our common stock to the extent that it discourages resales of our common stock. The magnitude or effect of any stabilization or other transactions is uncertain. These transactions may be effected on the NYSE American or otherwise and, if commenced, may be discontinued at any time.

In connection with this offering, the underwriters and selling group members may also engage in passive market making transactions in our common stock on the NYSE American. Passive market making consists of displaying bids on the NYSE American limited by the prices of independent market makers and effecting purchases limited by those prices in response to order flow. Rule 103 of Regulation M promulgated by the SEC limits the amount of net purchases that each passive market maker may make and the displayed size of each bid. Passive market making may stabilize the market price of our common stock at a level above that which might otherwise prevail in the open market and, if commenced, may be discontinued at any time.

Neither we nor the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor the underwriters make any representation that the underwriters will engage in these transactions or that any transaction, if commenced, will not be discontinued without notice.

Electronic Offer, Sale and Distribution of Shares

The underwriters or syndicate members may facilitate the marketing of this offering online directly or through one of their respective affiliates. In those cases, prospective investors may view offering terms and a prospectus online and place orders online or through their financial advisors. Such websites and the information contained on such websites, or connected to such sites, are not incorporated into and are not a part of this prospectus.

Other Relationships

The underwriters and their affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriters have in the past, and may in the future, engage in investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. The underwriters have in the past, and may in the future, receive customary fees and commissions for these transactions.

In the ordinary course of their various business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of the issuer. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that it acquires, long and/or short positions in such securities and instruments.

Additional Information

Northland Capital Markets is the trade name for certain capital markets and investment banking services of Northland Securities, Inc., member FINRA/SIPC.

Selling Restrictions

No action has been taken in any jurisdiction except the United States that would permit a public offering of our common stock, or the possession, circulation or distribution of this prospectus or any other material relating to us or our common stock in any jurisdiction where action for that purpose is required. Accordingly, the shares may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering material or advertisements in connection with the shares may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

Notice to Prospective Investors in Canada (Alberta, British Columbia, Manitoba, Ontario and Québec Only)

This document constitutes an “exempt offering document” as defined in and for the purposes of applicable Canadian securities laws. No prospectus has been filed with any securities commission or similar regulatory authority in Canada in connection with the offer and sale of the shares of common stock described herein (the “Securities”). No securities commission or similar regulatory authority in Canada has reviewed or in any way passed upon this document or on the merits of the Securities and any representation to the contrary is an offence.

Canadian investors are advised that this document has been prepared in reliance on section 3A.3 of National Instrument 33-105 Underwriting Conflicts (“NI 33-105”). Pursuant to section 3A.3 of NI 33-105, this document is exempt from the requirement that the issuer and the underwriters in the offering provide Canadian investors with certain conflicts of interest disclosure pertaining to “connected issuer” and/or “related issuer” relationships as may otherwise be required pursuant to subsection 2.1(1) of NI 33-105.

Resale Restrictions

The offer and sale of the Securities in Canada are being made on a private placement basis only and are exempt from the prospectus requirement under applicable Canadian securities laws. Any resale of Securities acquired by a Canadian investor in this offering must be made in accordance with applicable Canadian securities laws, which may vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with Canadian prospectus requirements, a statutory exemption from the prospectus requirements, in a transaction exempt from the prospectus requirements or otherwise under a discretionary exemption from the prospectus requirements granted by the applicable local Canadian securities regulatory authority. These resale restrictions may under certain circumstances apply to resales of the Securities outside of Canada.

Representations of Purchasers

Each Canadian investor who purchases the Securities will be deemed to have represented to us, the selling stockholder and each dealer from whom a purchase confirmation is received, as applicable, that the investor (i) is purchasing as principal, or is deemed to be purchasing as principal in accordance with applicable Canadian securities laws, for investment only and not with a view to resale or redistribution; (ii) is an “accredited investor” as such term is defined in section 1.1 of National Instrument 45-106 Prospectus Exemptions or, in Ontario, as such term is defined in section 73.3(1) of the Securities Act (Ontario); and (iii) is a “permitted client” as such term is defined in section 1.1 of National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations.

Taxation and Eligibility for Investment

Any discussion of taxation and related matters contained in this document does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a Canadian investor when deciding to purchase the Securities and, in particular, does not address any Canadian tax considerations. No representation or warranty is hereby made as to the tax consequences to a resident, or deemed resident, of Canada of an investment in the Securities or with respect to the eligibility of the Securities for investment by such investor under relevant Canadian federal and provincial legislation and regulations.

Rights of Action for Damages or Rescission

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Language of Documents

Upon receipt of this document, each Canadian investor hereby confirms that it has expressly requested that all documents evidencing or relating in any way to the sale of the Securities described herein (including for greater certainty any purchase confirmation or any notice) be drawn up in the English language only. Par la réception de ce document, chaque investisseur canadien confirme par les présentes qu’il a expressément exigé que tous les documents faisant foi ou se rapportant de quelque manière que ce soit à la vente des valeurs mobilières décrites aux présentes (incluant, pour plus de certitude, toute confirmation d’achat ou tout avis) soient rédigés en anglais seulement.

United Kingdom

Each of the underwriters has, separately and not jointly, represented and agreed that:

●	it has not made or will not make an offer of the securities to the public in the United Kingdom within the meaning of section 102B of the Financial Services and Markets Act 2000 (as amended), or the FSMA, except to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances which do not require the publication by us of a prospectus pursuant to the Prospectus Rules of the Financial Services Authority, or FSA;

●	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which section 21 of FSMA does not apply to us; and

●	it has complied with and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the securities in, from or otherwise involving the United Kingdom.

Switzerland

The securities will not be offered, directly or indirectly, to the public in Switzerland and this prospectus does not constitute a public offering prospectus as that term is understood pursuant to article 652a or 1156 of the Swiss Federal Code of Obligations.

Israel

In the State of Israel this prospectus shall not be regarded as an offer to the public to purchase shares of common stock under the Israeli Securities Law, 5728—1968, which requires a prospectus to be published and authorized by the Israel Securities Authority, if it complies with certain provisions of Section 15 of the Israeli Securities Law, 5728—1968, including, inter alia, if: (i) the offer is made, distributed or directed to not more than 35 investors, subject to certain conditions (the “Addressed Investors”); or (ii) the offer is made, distributed or directed to certain qualified investors defined in the First Addendum of the Israeli Securities Law, 5728—1968, subject to certain conditions (the “Qualified Investors”). The Qualified Investors shall not be taken into account in the count of the Addressed Investors and may be offered to purchase securities in addition to the 35 Addressed Investors. The Company has not and will not take any action that would require it to publish a prospectus in accordance with and subject to the Israeli Securities Law, 5728—1968. We have not and will not distribute this prospectus or make, distribute or direct an offer to subscribe for our common stock to any person within the State of Israel, other than to Qualified Investors and up to 35 Addressed Investors.

Qualified Investors may have to submit written evidence that they meet the definitions set out in of the First Addendum to the Israeli Securities Law, 5728—1968. In particular, we may request, as a condition to be offered common stock, that Qualified Investors will each represent, warrant and certify to us and/or to anyone acting on our behalf: (i) that it is an investor falling within one of the categories listed in the First Addendum to the Israeli Securities Law, 5728—1968; (ii) which of the categories listed in the First Addendum to the Israeli Securities Law, 5728—1968 regarding Qualified Investors is applicable to it; (iii) that it will abide by all provisions set forth in the Israeli Securities Law, 5728—1968 and the regulations promulgated thereunder in connection with the offer to be issued common stock; (iv) that the shares of common stock that it will be issued are, subject to exemptions available under the Israeli Securities Law, 5728—1968: (a) for its own account; (b) for investment purposes only; and (c) not issued with a view to resale within the State of Israel, other than in accordance with the provisions of the Israeli Securities Law, 5728—1968; and (v) that it is willing to provide further evidence of its Qualified Investor status. Addressed Investors may have to submit written evidence in respect of their identity and may have to sign and submit a declaration containing, inter alia, the Addressed Investor’s name, address and passport number or Israeli identification number.

European Economic Area

In relation to each Member State of the European Economic Area (each, a “Relevant Member State”), no offer of shares of common stock may be made to the public in that Relevant Member State other than:

(a) to any legal entity which is a “qualified investor” as defined in the Prospectus Directive;

(b) to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives; or

(c) in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares shall require the Company or the representatives to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive,

Each person in a Relevant Member State who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with each of the representatives and the Company that it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive. In the case of any shares being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in the Relevant Member State by any measure implementing the Prospectus Directive in the Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (as amended by Directive 2010/73/EU), and includes any relevant implementing measure in the Relevant Member State.

Hong Kong

The contents of this document have not been reviewed or approved by any regulatory authority in Hong Kong. This document does not constitute an offer or invitation to the public in Hong Kong to acquire shares. Accordingly, unless permitted by the securities laws of Hong Kong, no person may issue or have in its possession for the purposes of issue, this document or any advertisement, invitation or document relating to the shares, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong other than in relation to shares which are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” (as such term is defined in the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) (“SFO”) and the subsidiary legislation made thereunder); or in circumstances which do not result in this document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32, Laws of Hong Kong) (“CO”); or which do not constitute an offer or an invitation to the public for the purposes of the SFO or the CO. The offer of the shares is personal to the person to whom this document has been delivered, and a subscription for shares will only be accepted from such person. No person to whom a copy of this document is issued may issue, circulate or distribute this document in Hong Kong, or make or give a copy of this document to any other person. You are advised to exercise caution in relation to the offer. If you are in any doubt about any of the contents of this document, you should obtain independent professional advice.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor pursuant to Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (“SFA”), (ii) to a relevant person (as defined in Section 275(2) of the SFA), or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased pursuant to an offer made in reliance on Section 275 of the SFA by a relevant person which is:

(a)	a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor;

shares, debentures and units of shares, and debentures of that corporation, or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for six months after that corporation or that trust has acquired the shares under Section 275 except

(1)	to an institutional investor or to a relevant person (as defined in Section 275(2) of the SFA), or any person pursuant to Section 275(1A) of the SFA (in the case of that corporation) or Section 276(4)(i)(B) of the SFA (in the case of that trust);

(2)	where no consideration is or will be given for the transfer; or

(3)	where the transfer is by operation of law.

LEGAL MATTERS

The validity of the shares of our common stock offered hereby will be passed upon for us by Sheppard, Mullin, Richter & Hampton LLP, New York, New York. Faegre Drinker Biddle & Reath LLP has acted as counsel for the underwriter in connection with certain legal matters related to this offering.

EXPERTS

The financial statements of Legacy Education, Inc ., a Nevada corporation, at June 30, 2021 and 2020, and for each of the two years in the period ended June 30, 2021, appearing in this Prospectus and Registration Statement have been audited by L J Soldinger Associates, LLC, independent auditors, as set forth in their report thereon appearing elsewhere herein , and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing. The financial statements of MDDV, Inc. as of December 31, 2020 and 2019 and for each of the years then ended included in this prospectus have been so included in reliance on the report of audited by Weworski & Associates, an independent registered public accounting firm, as stated in their report, and included in this prospectus in reliance upon such report and upon the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. For further information about us and the common stock offered hereby, we refer you to the registration statement and the exhibits and schedules filed thereto. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. Upon the completion of this offering, we will be required to file periodic reports, proxy statements, and other information with the Securities and Exchange Commission pursuant to the Exchange Act. You may obtain information on the operation of the public reference rooms by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission maintains an Internet website that contains reports, proxy statements and other information about offerors, like us, that file electronically with the Securities and Exchange Commission. The address of that site is www.sec.gov.

LEGACY EDUCATION INC.

INDEX TO FINANCIAL STATEMENTS

Legacy Education, LLC

MDDV, Inc. and Subsidiary

F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of the Board of Directors of

Legacy Education, LLC

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Legacy Education, LLC (the “Company”) as of June 30,2021 and 2020, and the related consolidated statements of operations, consolidated statements of changes in members’ equity, and consolidated cash flows for each of the years in the two years ended June 30, 2021and 2020, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2021 and 2020, and the results of its operations and its cash flows for each of the years in the two years ended June 30, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ L J Soldinger Associates, LLC

Deer Park, Illinois
October 7, 2021

We have served as the Company’s auditor since 2018.

F-2

Legacy Education, LLC

Consolidated Balance Sheets

June 30, 2021 and 2020

	2021	2020

ASSETS
Current assets
Cash and cash equivalents	$7,845,421	$1,418,715
Accounts receivable, net of $535,561 and $312,444 allowance for doubtful accounts as of June 30, 2021 and 2020, respectively	3,578,639	3,718,227
Prepaid offering cost	162,014	-
Prepaid expenses	740,825	350,720
Other receivables	1,209,928	319,864
Related party receivable	69,975	107,611
Income tax receivable	-	107,683
Other advances	-	18,387
Total current assets	13,606,802	6,041,207

Property and equipment, net	599,634	583,648
Restricted cash	98,382	98,382
Intangible assets	1,070,481	1,074,992
Goodwill	1,929,326	1,929,326
Other long-term receivable	-	430,256
Deferred income tax assets	325,176	280,000
Security deposit	320,182	320,299
Total assets	$17,949,983	$10,758,110

LIABILITIES AND MEMBERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	$2,219,651	$1,422,598
Accrued income tax payable	1,192,920	-
Deferred, unearned tuition	1,804,995	779,057
Other current liabilities	156,696	775,021
Current portion of debt	671,913	682,729
Debt owed, related party	150,000	150,000
Current portion of capital lease	33,129	37,043
Total current liabilities	6,229,304	3,846,448

Debt, net of current portion	222,928	308,146
Capital lease	22,649	34,798
Deferred rent	475,905	491,758
Total liabilities	6,950,786	4,681,150

Commitments and contingencies

Members’ equity
Total members’ equity	10,999,197	6,076,960
Total liabilities and members’ equity	$17,949,983	$10,758,110

The accompanying notes are an integral part of these consolidated financial statements.

F-3

Legacy Education, LLC

Consolidated Statements of Operations

for the Years ended June 30, 2021 and 2020

	2021	2020
Revenues
Tuition and related income, net	$23,562,737	$16,427,551

Operating expenses
Educational services	12,564,390	11,383,550
General and administrative	5,897,458	7,012,147
General and administrative – related party	199,500	188,000
Depreciation and amortization	209,759	225,523
Total costs and expenses	18,871,107	18,809,220

Operating income (loss)	4,691,630	(2,381,669)

PPP loan forgiveness	-	1,402,039
Interest expense	(110,964)	(119,668)
Interest income	89,874	44,004
Income (loss) before income taxes	4,670,540	(1,055,294)

Income tax benefit (expense)	(1,421,940)	367,650
Net income (loss)	$3,248,600	$(687,644)

Basic net income (loss) per membership unit	$0.19	$(0.05)
Diluted net income (loss) per membership unit	$0.17	$(0.05)

Pro forma information (unaudited):

Pro forma basic net income (loss) per share	$0.19	$(0.05)
Pro forma diluted net income (loss) per share	$0.17	$(0.05)

Pro forma basic weighted average shares outstanding	17,452,247	15,066,771
Pro forma diluted weighted average shares outstanding	18,807,462	15,066,771

The accompanying notes are an integral part of these consolidated financial statements.

F-4

Legacy Education, LLC

Consolidated Statements of Changes in Members’ Equity

for the Years ended June 30, 2021 and 2020

	Class A Units	Class B Units	Members’ Equity
Balance, June 30, 2019	14,450,935	-	$4,330,866
Private placement of units issued	145,000	-	145,000
Receivable - related to warrant exercise	-	-	30,000
Non-cash compensation, Units issued to employees or consultants	2,200,000	-	2,200,000
Non-cash compensation, options issued to employees or board members	-	-	21,292
Non-cash compensation, options issued for consulting services	-	-	37,446
Net loss	-	-	(687,644)
Balance, June 30, 2020	16,795,935	-	6,076,960
Private placement of units issued	1,260,672	-	1,891,000
Receivable - related to warrant exercise	-	-	70,000
Debt conversion	175,721	-	263,581
Non-cash compensation, options issued to employees or board members	-	-	12,933
Cumulative-effect adjustment (ASC 606)	-	-	(563,877)
Net income	-	-	3,248,600
Balance, June 30, 2021	18,232,328	-	$10,999,197

The accompanying notes are an integral part of these consolidated financial statements.

F-5

Legacy Education, LLC

Consolidated Statements of Cash Flows

for the Years ended June 30, 2021 and 2020

	2021	2020
Cash flows provided by (used in) operating activities:
Net income (loss)	$3,248,600	$(687,644)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Non-cash compensation	12,933	2,258,738
Non-cash management fee	-	(150,000)
PPP loan forgiveness	-	(1,402,039)
Depreciation & amortization	209,758	232,832
Deferred income tax	(45,059)	114,136
Provision for allowance for doubtful accounts for accounts receivable and contracts receivable	150,599	86,272
Changes in assets and liabilities:
Accounts receivable	(675,038)	(1,031,517)
Contracts receivable	-	1,087
Income tax receivable	107,683	(107,683)
Prepaid expenses	(649,824)	28,726
Other receivables	(543,532)	(283,266)
Other assets	18,387	(168,672)
Accounts payable and accrued liabilities	1,047,808	624,082
Income tax payable	1,192,920	(407,479)
Other current liabilities	(362,690)	502,555
Contracts receivable recourse	-	-
Related party receivable	107,635	(7,636)
Deferred unearned tuition	1,032,380	(212,543)
Deferred rent	(15,853)	13,098
Net cash provided by (used) in operating activities	4,836,707	(596,953)

Cash flows used in investing activities:
Purchases of property and equipment	(199,587)	(86,479)
Purchase of subsidiary	-	(221,881)
Cash acquired from purchase of subsidiary	-	152,347
Other advances	-	(115,000)
Net cash used in investing activities	(199,587)	(271,013)

Cash flows provided by financing activities:
Proceeds from private placements	1,891,000	145,000
Principal payments on capital lease obligations	(37,711)	(44,136)
Proceeds from PPP loan	-	1,402,039
Proceeds from debt	-	600,000
Proceeds from debt – related parties	-	150,000
Principal payments on debt	(63,703)	(196,769)
Proceeds from exercise of warrants	-	-
Net cash provided by financing activities	1,789,586	2,056,134

Net increase cash and cash equivalents and restricted cash	6,426,706	1,188,168
Cash and cash equivalents and restricted cash, beginning of year	1,517,097	328,929
Cash and cash equivalents and restricted cash, end of year	$7,943,803	$1,517,097

Supplemental disclosure of cash flow information
Cash paid during the year for interest	$110,964	$75,055
Cash paid during the year for income taxes	$165,592	$330,637
Reclassification of deferred revenue – adoption of ASC 606	$563,877	$-
Exchange of debt for members’ Class A Units	$263,581	$-

F-6

Legacy Education, LLC

Notes to Consolidated Financial Statements

June 30, 2021 and 2020

Note 1 - Nature of Business

For purposes of these financial statements, “Legacy,”, the “Company,” “we,” “our,” “us,” or similar references refers to Legacy Education, LLC and its consolidated subsidiaries, unless the context requires otherwise. Legacy Education, LLC was formed on October 19, 2009 in the state of California as a limited liability company. The Company operates as career institution that focuses on real-life training by utilizing educational practices in different job markets. The Company offers programs in career paths such as healthcare, veterinary, medical information technology, business management, and green technology. The Company is accredited by the Accrediting Council for Continuing Education and Training (“ACCET”) and approved to operate in the state of California by the Bureau for Private Postsecondary Education (“BPPE”). The consolidated financial statements include accounts of Legacy Education, LLC d/b/a High Desert Medical College (“HDMC”) and its wholly-owned subsidiary, Legacy Education Monterey LLC (“Monterey”) d/b/a Central Coast College (“CCC”), and its wholly-owned subsidiary, Advanced Health Services, LLC d/b/a Integrity College of Health (“Integrity”).

On January 15, 2019, the Company completed the purchase of CCC pursuant to an Asset Purchase Agreement with David Schaefer, Inc.

On December 31, 2019, the Company purchased a 24.5% interest of Integrity (“Minority Membership Interest”) with an exclusive option (the “Exclusive Option”) pursuant to a Membership Interest Purchase Agreement with Marion Beatrice Martin. See “Note 3: Business Combination” for additional details. The terms of the Exclusive Option allowed for a nominal payment to acquire a larger ownership interest in Integrity upon the exercise of the Exclusive Option which occurred on September 15, 2020. For the purposes of these financial statements, the acquisition of a 100% interest in Integrity is deemed to have been effective as of December 31, 2019.

HDMC offers instruction in eight programs: ultrasound technician, ultrasound technician associate of applied science degree, medical billing and coding, vocational nursing, clinical medical assisting, pharmacy technician, dental assisting and medical administrative vocational nursing associate of applied science degree.

CCC, a wholly-owned subsidiary of HDMC, offers instruction in healthcare career training programs, business career training programs and veterinary career training and offers occupational associates degrees.

Integrity, a wholly-owned subsidiary of HDMC, is an accredited college offering instruction in medical assisting, vocational nursing, medical insurance coding and billing, diagnostic medical sonography (ultrasound technician) and Bachelors of Science in nursing (RN to BSN).

Note 2 - Summary of Significant Accounting Policies

Principal of Consolidation

The consolidated financial statements include the accounts of HDMC and its wholly-owned subsidiaries, CCC and Integrity. All significant intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include the assumptions used in the evaluation of the Company’s distinct performance obligation, the valuation of equity instruments and valuation allowances related to accounts receivable .

Cash and Cash Equivalents

The Company considers all highly liquid instruments purchased with a maturity of three months or less to be cash equivalents. These investments are stated at cost, which approximates fair value.

F-7

Legacy Education, LLC

Notes to Consolidated Financial Statements

June 30, 2021 and 2020

Note 2 - Summary of Significant Accounting Policies (Continued)

Letter of Credit and Restricted Cash

In October 2018, Integrity received a notice from the U.S. Department of Education (“ED”) requiring Integrity to post a letter of credit in the amount of $138,977 due to the deficient composite score for the year ended December 31, 2017. During the fiscal year ended June 30, 2020, the Company received notice from ED permitting the Company to decrease the letter of credit to $98,382. Integrity maintained passing scores on its composite score and 90/10 calculation for its most recent computation period, December 31, 2020. The letter of credit is secured by cash on deposit with the issuing bank and expired in January 2021. No amounts were drawn on the letter of credit as of June 30, 2021.

Under Accounting Standards Update (“ASU”) 2016-18, Statements of Cash Flows – Restricted Cash, beginning with the year ending June 30, 2020, a statement of cash flows explaining the change during the period in the total cash, cash equivalents, and amount generally described as restricted cash or restricted cash equivalents is required. The accompanying balance sheets as of June 30, 2021 and 2020 have been presented in accordance with the guidance provided by ASU 2016-18.

Property and Equipment

Property and equipment are recorded at cost less accumulated depreciation. Depreciation is computed using the straight-line method. Normal repairs and maintenance are expensed as incurred. Expenditures that materially extend the useful life of an asset are capitalized. Depreciation is provided using the straight-line method over the estimated useful lives of the assets. Furniture and fixtures, computer equipment, and vehicles generally have estimated useful lives of ten, four, and five years, respectively. Leasehold improvements are depreciated over the shorter of their lease term or their useful life.

Leases

The Company enters into various lease agreements in conducting its business. At the inception of each lease, the Company evaluates the lease agreement to determine whether the lease is an operating or capital lease. In addition, many of the lease agreements contain renewal options and tenant improvement allowances. When such items are included in a lease agreement, the Company records a deferred liability on the balance sheet and records the rent expense evenly over the term of the lease. Leasehold improvements are included as investing activities and are included as additions to property, plant and equipment. For leases with renewal options, the Company records rent expense and amortizes the leasehold improvement on a straight-line basis over the initial non-cancelable lease term unless it intends to exercise the renewal option. Once it extends the renewal option, the Company amortizes any tenant improvement allowance over the extended lease period as well as the leasehold improvement asset (unless the extended lease term is longer than the economic life of the asset). The Company expenses any additional payments under its operating leases for taxes, insurance or other operating expenses as incurred.

Inventory Valuation

Inventories are stated at lower of cost or net realizable value. Inventories are valued on a first in, first out basis. Inventory is composed of finished goods.

Goodwill and Intangibles

Goodwill represents the excess of the purchase price over the fair market value of the net assets (including intangibles) acquired on December 31, 2019 and January 15, 2019. The Company has implemented the Business Combinations Topic of the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 350, Intangibles - Goodwill and Other. Goodwill, tradename, and accreditation are deemed to have an indefinite life, and course curriculum has a definite life of approximately 18 years. Goodwill and indefinite life intangible assets are not amortized but are subject to, at a minimum, annual impairment tests. The Company expenses costs to maintain or extend intangible assets as incurred.

The Company reviews intangible assets (with a definite life), excluding goodwill, accreditation and tradenames, for impairment when events or changes in circumstances indicate the carrying amount may not be recoverable. We measure recoverability of these assets by comparing the carrying amounts to the future undiscounted cash flows that the assets are expected to generate. If the carrying value of the assets are not recoverable, the impairment recognized is measured as the amount by which the carrying value of the asset exceeds its fair value. There were no impairments for the periods presented.

F-8

Legacy Education, LLC

Notes to Consolidated Financial Statements

June 30, 2021 and 2020

Note 2 - Summary of Significant Accounting Policies (Continued)

Goodwill and Intangibles (continued)

The Company tests goodwill, accreditation and trade names for impairment at least annually, or more frequently if events or changes in circumstances indicate that the asset may be impaired. There were no goodwill, accreditation or trade names impairments for the periods presented.

The Company amortizes intangible assets with definite lives on a straight-line basis.

Long-Lived Assets

The Company evaluates the recoverability of its long-lived assets for impairment, other than goodwill, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to undiscounted future net cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Fair value estimates are based on assumptions concerning the amount and timing of estimated future cash flows. The Company had no long-lived asset impairments as of June 30, 2021 and 2020, respectively.

Revenue Recognition

On July 1, 2020, the Company adopted ASC Topic 606 Revenue from Contracts with Customers (“ASC 606”), applying the modified retrospective method to all contracts that were not completed as of July 1, 2020. Results for the year ended June 30, 2021 are presented under ASC 606, while revenues for the year ended June 30, 2020 are not adjusted and continue to be reported under ASC 605, Revenue Recognition.

On July 1, 2020, the Company made an adjustment to reflect the impact of adopting ASC 606, resulting in a decrease to retained earnings of $563,868 and decreases to earned accounts receivable of $817,577 and accrued books of $253,709.

Revenue is recognized when control of promised goods or services is transferred to the Company’s customers in an amount of consideration to which the Company expects to be entitled to in exchange for those goods or services. The Company follows the five steps approach for revenue recognition under Topic 606: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract, and (v) recognize revenue when (or as) the Company satisfies a performance obligation.

The Company identifies a contract for revenue recognition when there is approval and commitment from both parties, the rights of the parties and payment terms are identified, the contract has commercial substance and the collectability of consideration is probable. The Company evaluates each contract to determine the number of distinct performance obligations in the contract, which requires the use of judgment. The Company’s contracts include promises for educational services and course materials which are distinct performance obligations.

Tuition revenue is primarily derived from postsecondary education services provided to students. Generally, tuition and other fees are paid upfront and recorded in contract liabilities in advance of the date when education services are provided to the student. A tuition receivable is recorded for the portion of tuition not paid in advance. In some instances, installment billing is available to students which reduces the amount of cash consideration received in advance of performing the service. The contractual terms and conditions associated with installment billing indicate that the student is liable for the total contract price, therefore mitigating the Company’s exposure to losses associated with nonpayment. Tuition revenue is recognized ratably over the instruction period. The Company generally uses the time elapsed method, an input measure, as it best depicts the simultaneous consumption and delivery of tuition services. Revenue associated with distinct course materials is recognized at the point of time when control transfers to the student, generally when the materials are delivered to the student. Revenue associated with lab services is recognized over the period of time when the service is performed.

The Company’s refund policy may permit students who do not complete a course to be eligible for a refund for the portion of the course they did not attend. Refunds generally result in a reduction of deferred revenue during the period that the student drops or withdraws from a class.

F-9

Legacy Education, LLC

Notes to Consolidated Financial Statements

June 30, 2021 and 2020

Note 2 - Summary of Significant Accounting Policies (Continued)

Revenue Recognition (continued)

The transaction price is stated in the contract and known at the time of contract inception, as such there is variable consideration for situations when a student drops from a program based on the Company’s refund policy and additional charges if a student requires additional hours to complete the program beyond the contracted end date. The Company believes that its experience with these situations is of little predictive value because the future performance of students is dependent on each individual and the amount of variable consideration is highly susceptible to factors outside of the Company’s influence. Accordingly, no variable consideration has been included in the transaction price or recognized as income until the constraint has been eliminated. Revenue is allocated to each performance obligation based on its standalone selling price. Any discounts within the contract are allocated across all performance obligations unless observable evidence exists that the discount relates to a specific performance obligation or obligations in the contract. The Company generally determines standalone selling prices based on prices charged to students.

The Company excludes from revenue taxes assessed by a governmental authority as these are agency transactions collected on their behalf from the customer. Significant judgments include the allocation of the contract price across performance obligations, the methodology for earning tuition ratably over the instruction period, estimates for the amount of variable consideration included in the transaction price as well as the determination of the impact of the constraints preventing the variable consideration from being recognized in revenue.

For the year ended June 30, 2020, the Company recognized revenue from the sale of products and services in accordance with ASC 605, “Revenue Recognition”. The Company recognized revenue only when all of the following criteria had been met:

i.)	Persuasive evidence for an agreement exists;
ii.)	Services have been provided or the goods have been delivered;
iii.)	The fee is fixed or determinable; and,
iv.)	Collection is reasonably assured.

Net revenues consist primarily of tuition and fees derived from courses taught by the Company at its campus, and at facilities it leases or those of employers, as well as from related educational resources that the Company provides to its students. Tuition income is recognized on a straight-line basis over the term of the program. For books and fees, the Company recognizes revenue when sales of books to the student occur. Unearned tuition represents the ratable portion of tuition income relating to uncompleted courses which is included in deferred, unearned tuition. Funds received in advance of class attendance and recorded as deferred, unearned tuition from these programs is not yet earned. Other revenues may be recognized as sales occur or services are performed.

The Company recognizes revenue when sales of books to the student occur. Unearned tuition represents the ratable portion of tuition income relating to uncompleted courses which is included in deferred, unearned tuition. Funds received in advance of class attendance and recorded as deferred, unearned tuition from these programs is not yet earned. Other revenues may be recognized as sales occur or services are performed.

Disaggregation of Revenue

The tuition and related income consist of the following as of June 30, 2021:

Tuition	19,144,201
Books	4,124,426
Registration and others	294,110
Total other receivables	$23,562,737

Allowance for Doubtful Accounts

The Company records an allowance for doubtful accounts for estimated losses resulting from the inability, failure or refusal of its students to make required payments, which includes the recovery of financial aid funds advanced to a student for amounts in excess of the student’s cost of tuition and related fees. The Company determines the adequacy of its allowance for doubtful accounts based on an analysis of its historical bad debt experience, current economic trends, and the aging of the accounts receivable and student status. The Company applies reserves to its receivables based upon an estimate of the risk presented by the age of the receivables and student status. The Company writes off account receivable balances of inactive students at the earlier of the time the balances were deemed uncollectible, or one year after the revenue is generated. Bad debt expense is recorded as a general and administrative expense in the accompanying statements of operations. The Company performs an analysis annually to determine which accounts are uncollectable and then writes them off.

F-10

Legacy Education, LLC

Notes to Consolidated Financial Statements

June 30, 2021 and 2020

Note 2 - Summary of Significant Accounting Policies (Continued)

Refunds

The Company pays or credits refunds within 45 days of a student’s cancellation or withdrawal for students who have completed 60% or less of the period of attendance based on a pro rata calculation. Once the student has completed more than 60% of a period of attendance, all Title IV funds are considered earned and no refunds are due to ED.

Advertising

The Company expenses advertising cost as incurred. Advertising costs amounted to $1,765,728 and $1,446,514 for the years ended June 30, 2021, and 2020, respectively.

Share-Based Compensation

The Company measures and recognizes compensation expense for share-based payment awards made to employees, directors and consultants. The fair value of the Company’s restricted membership interest awards is based on its membership units on the date of grant or the date of approval by the Board. The fair value of awards to outside consultants is computed at each reporting date with the final valuation on the date the warrants are fully vested. Membership interest-based compensation expense related to restricted membership interest grants is expensed over the vesting period using the straight-line method for Company employees, the Company’s Officers and outside consultants.

The Company adopted ASU 2018-07 effective July 2020 that simplifies the accounting for share based payments granted to non-employees. Under the ASU the guidance on such payments to non-employees would be aligned with the share-based payments granted to employees. The Company’s adoption of the policy had no material effect of its financials.

Fair Value of Financial Instruments

The Company’s financial instruments primarily consist of cash and cash equivalents, accounts receivable, contracts receivable, accounts payable and accrued liabilities, contracts receivable recourse, deferred, unearned tuition, debt and a capital lease obligation. The carrying values of the Company’s financial instruments approximate fair value.

FASB ASC 820, Fair Value Measurements and Disclosures (“ASC 820”) establishes a framework for all fair value measurements and expands disclosures related to fair value measurement and developments. ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

ASC 820 requires that assets and liabilities measured at fair value are classified and disclosed in one of the following three categories:

Level 1—Quoted market prices for identical assets or liabilities in active markets or observable inputs;

Level 2—Significant other observable inputs that can be corroborated by observable market data; and

Level 3—Significant unobservable inputs that cannot be corroborated by observable market data.

Concentration of Credit Risk

A substantial portion of revenues and ending accounts receivable at June 30, 2021 and 2020 are a direct result of the Company’s participation in Financial Student Aid (“FSA”) programs, which represents a primary source of student tuition. The FSA programs are subject to political budgetary considerations. There is no assurance that funding will be maintained at current levels. The FSA programs are subject to significant regulatory requirements. Any regulatory violation could have a material effect on the Company.

The Company maintains its cash and cash equivalents in various financial institutions. Accounts at these institutions are insured by the Federal Deposit Insurance Corporation up to $250,000. The Company performs ongoing evaluations of these institutions to limit concentration risk exposure.

The Company’s cash balance at June 30, 2021 and 2020 in excess of the federal insured limit is $7,300,000 and $0, respectively.

F-11

Legacy Education, LLC

Notes to Consolidated Financial Statements

June 30, 2021 and 2020

Note 2 - Summary of Significant Accounting Policies (Continued)

Commitments and Contingencies

The Company accrues for a contingent obligation when it is probable that a liability has been incurred and the amount is reasonably estimable. When the Company becomes aware of a claim or potential claim, the likelihood of any loss exposure is assessed. If it is probable that a loss will result and the amount of the loss is estimable, the Company records a liability for the estimated loss. If the loss is not probable or the amount of the potential loss is not estimable, the Company will disclose the claim if the likelihood of a potential loss is reasonably possible and the amount of the potential loss could be material. Estimates that are particularly sensitive to future changes include tax, legal, and other regulatory matters, which are subject to change as events evolve, and as additional information becomes available during the administrative and litigation process. The Company expenses legal fees as incurred.

Income Taxes

GAAP requires management to evaluate tax positions taken by the Company and recognize a tax liability if the Company has taken an uncertain position that is more likely than not would be sustained upon examination by the Internal Revenue Service. Management has analyzed the Company’s tax positions and believes there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statement.

The Company records certain franchise and other state level tax as “income taxes” for financial statement reporting purposes. As a limited liability company, the Company is required to pay an annual franchise tax of $800 and an additional fee to the state of California based on total annual income.

The Company accounts for income taxes payable or refundable for the current year and deferred tax assets and liabilities for future tax consequences of events that have been recognized in the Company’s financial statements or tax returns. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which the temporary differences are expected to be realized.

The Company expenses penalties and interest related to federal and state income taxes as incurred. Penalties, if any, are included in general and administration expenses on the statement of operations.

Emerging Growth Company

The Company has elected to be an emerging growth company as defined under the Jumpstart Our Business Startups Act of 2012 (“JOBS Act”). Included with this election, the Company has also elected to use the provisions within the JOBS Act that allow companies that go public to continue to use the private company adoption date rules for new accounting policies. The Company will remain an emerging growth company until the earlier of (i) the last day of the Company’s fiscal year following the fifth anniversary of the closing of the Company’s initial public offering of its securities, (ii) the last day of the fiscal year (a) in which the Company total annual gross revenue of at least $1.07 billion or (b) in which the Company is deemed to be a large accelerated filer under the rules of the Securities and Exchange Commission, and (iii) the date on which the Company has issued more than $1.0 billion of non-convertible debt in any three-year period.

Pro Forma Financial Information

The Company intends on operating as a corporation upon the effective date of the Registration Statement on Form S-1 pursuant to which it intends to consummate its initial public offering. Pursuant to Securities and Exchange Commission Staff Accounting Bulletin Number 1B.2 “Pro Forma Financial Statements and Earnings per Share” (“SAB 1B.2”), pro forma information on the face of the statement of operations has been presented which reflects the pro forma impact as if the Company has changed its capital structure at July 1, 2019, using an exchange ratio of one membership unit to one share of common stock.

ASC 260, Earnings Per Share, requires dual presentation of basic and diluted earnings per share (“EPS”) with a reconciliation of the numerator and denominator of the basic EPS computation to the numerator and denominator of the diluted EPS computation. Basic EPS excludes dilution. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue membership units were exercised or converted into membership units or resulted in the issuance of membership units that then shared in the earnings of the entity.

Pro forma basic net loss per share excludes dilution and is computed by dividing net loss by the weighted average number of shares (using an exchange ratio of one membership unit to one share of common stock as described above) outstanding during the period. Pro forma diluted net loss per share of common stock reflects the potential dilution that could occur if securities or other contracts to issue membership units were exercised or converted into membership units or resulted in the issuance of membership units that then shared in the earnings of the entity unless inclusion of such shares would be anti-dilutive

F-12

Legacy Education, LLC

Notes to Consolidated Financial Statements

June 30, 2021 and 2020

Note 2 - Summary of Significant Accounting Policies (Continued)

The following table provides a reconciliation of the numerators and denominators used to determine pro forma basic and diluted net income (loss) per common share for the years ended June 30, 2021 and 2020:

	Year ended June 30,
	2021	2020
Numerator
Net income (loss)	$3,248,600	$(687,644)

Denominator
Pro forma weighted-average shares outstanding, basic	17,452,247	15,066,771
Dilutive impact of share-based instruments	1,355,215	-
Pro forma weighted-average shares outstanding, diluted	18,807,462	15,066,771

Pro forma net income (loss) per share
Basic	$0.19	$(0.05)
Diluted	0.17	(0.05)

Securities that could potentially dilute loss per share in the future that were not included in the computation of pro forma diluted loss per share for the year ended June 30, 2020 are as follows:

Potentially dilutive share-based instruments

Warrants to purchase Membership A Units	349,382
Options to purchase Membership A Units	972,500
Total potentially dilutive share-based instruments	1,321,882

Recent Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The guidance in ASU 2016-02 provides guidance in GAAP about the recognition of assets and liabilities by lessees for those leases classified as operating leases under GAAP. The guidance requires that a lessee should recognize in the statement of financial position a liability to make lease payments and a right-to-use asset representing the company’s right to use the underlying assets for the term of the lease. The guidance allows a lessee who enter into a lease with a term of 12 months or less to make an accounting policy election to not recognize assets and liabilities. In November 2019, the FASB provided updated guidance that allowed certain entities to delay the adoption of the standard. The provisions of ASU 2016-02 are effective for the fiscal periods beginning after December 15, 2021, and for interim periods within fiscal years beginning after December 15, 2021. Early application is permitted. The Company will adopt this guidance as of July 1, 2022 and continues to review the effect adoption will have on its financial position and results of operations.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”). ASU 2016-13 provides guidance for recognizing credit losses on financial instruments based on an estimate of current expected credit losses model. The amendments are effective for fiscal years beginning after December 15, 2019. Recently, the FASB issued the final ASU to delay adoption for emerging growth companies to fiscal years beginning after December 15, 2022. The Company is currently assessing the impact of the adoption of this ASU on its financial statements.

F-13

Legacy Education, LLC

Notes to Consolidated Financial Statements

June 30, 2021 and 2020

Note 3 – Acquisitions

Advanced Health Services, LLC dba Integrity College of Health (“Integrity”)

On December 31, 2019, the Company entered into a Membership Interest Purchase Agreement (“MIPA”) with the sole member of Integrity. The Company purchased from the sole member of Integrity, 24.5% of her interest and obtained the Exclusive Option to acquire her remaining membership interest upon payment of $100. The purchase price of the interest acquired was the forgiveness by the Company of the previous loans the Company made to Integrity of $730,097 and miscellaneous accrued liabilities in the amount of $25,759. The operating agreement of Integrity was restated effective December 30, 2019. The restatement included voting rights of the operating agreement. Unless otherwise stated in the operating agreement, the vote of the members holding a majority of the membership interest shall be required to approve or carry any action.

The acquisition was accounted for in accordance with the acquisition method of accounting. Under this method, the cost of the target institution is allocated to the identifiable assets acquired and the liabilities assumed, based on their estimated fair values at the date of acquisition.

The following is a summary of the estimated fair values of the assets acquired and liabilities assumed at the date of the acquisition:

Purchase price	$755,856
Cash	27,474
Restrict cash	124,873
Accounts receivable	62,915
Prepaid expenses	25,971
Property and equipment	3,828
Other assets	4,553
Total assets acquired	249,614
Liabilities assumed	(371,345)
Net (liabilities) assumed	$(121,731)

The following table provides additional information regarding the intangible assets acquired:

Goodwill (indefinite life)	$567,287
Accreditation and tradename (indefinite life)	310,300
Total intangible assets	$877,587

The Company applied pushdown accounting to its acquisition of Integrity.

Integrity had $417,396 of revenue and $6,698 of net loss for the period from January 1, 2020 through June 30, 2020.

The Company recognized acquisition-related costs, such as legal and advisory fees, related to the acquisition within general and administrative expenses in the statement of operations of $1,000 during the year ended June 30, 2020.

The following table presents the supplemental consolidated financial results of the Company on an unaudited pro forma basis, as if the acquisition had been consummated on July 1, 2019 through the periods shown below. The primary adjustments reflected in the pro forma results relate to (1) adjustment to remove transaction costs associated with the acquisition of Integrity from the pro forma income statements, (2) adjustments to recorded depreciation and amortization expenses as a result of the acquisition, and (3) the income tax effect of the unaudited pro forma adjustments above using statutory tax rates.

The unaudited pro forma financial information presented below does not purport to represent the actual results of operations that Legacy and Integrity would have achieved had the companies been combined during the periods presented and is not intended to project the future results of operations that the combined company may achieve after the acquisition. Historical fiscal periods are not aligned under this presentation. The unaudited pro forma financial information does not reflect any potential cost savings, operating efficiencies, long-term debt pay down estimates, financial synergies or other strategic benefits that may be realized as a result of the acquisition and also does not reflect any restructuring costs to achieve those benefits.

For Year Ended June 30, 2020
Revenue	$16,688,011
Net loss	$(1,258,890)

F-14

Legacy Education, LLC

Notes to Consolidated Financial Statements

June 30, 2021 and 2020

Note 4 - Intangible Assets

The intangibles consisted of the following as of June 30, 2021 and 2020:

	June 30,	June 30,
	2021	2020
Goodwill	$1,929,326	$1,929,326
Trade name	796,600	796,100
Accreditation	88,200	88,200
Course curriculum	198,000	198,000
Total cost of intangibles	$3,012,126	$3,011,626
Less accumulated amortization	(12,319)	(7,308)
Intangibles net	$2,999,807	$3,004,318

The following table provides additional information regarding the intangible assets acquired for CCC:

Goodwill (indefinite life)	$1,362,039
Accreditation (indefinite life)	485,800
Tradename (indefinite life)	198,000
Course curriculum (18-year life)	88,200
Total intangible assets	$2,134,039

As of June 30, 2020 and 2021, no impairment of the Company’s goodwill, nor other intangibles with an indefinite life was required. Although the ACCET accreditation has an indefinite life, the accreditation requires renewal every five years. CCC’s ACCET accreditation was most recently renewed in April 2020 and its next renewal is in April 2025. The Company recognized $7,308 in amortization expense for the fiscal year ended June 30, 2020. 100% of goodwill is expected to be deductible for federal income tax purposes and will be amortized over 15 years on a straight-line basis.

As of June 30, 2021 and 2020, no impairment of the Company’s goodwill or other intangibles with an indefinite life was required. Although the Accrediting Bureau of Health Education Schools (“ABHES”) has an indefinite life, the accreditation requires renewal every five years. Integrity’s next ABHES accreditation renewal is in February 28, 2022. 100% of goodwill is expected to be deductible for federal income tax purposes and will be amortized over 15 years on a straight-line basis.

Note 5 - Property and Equipment

Property and equipment consist of the following:

	June 30,
	2021	2020
Leasehold improvements	$160,396	$155,100
Equipment under capital leases	193,082	169,301
Machinery and equipment	637,321	508,159
Computer equipment	225,017	172,208
Furniture, fixtures and other equipment	250,650	249,142
	1,466,466	1,253,910
Less accumulated depreciation and amortization	(866,832)	(670,262)
Property and equipment, net	$599,634	$583,648

Depreciation and amortization expense associated with property and equipment, including assets under capital leases, totaled $209,759 and $225,523 for the years ended June 30, 2021 and 2020, respectively. The accumulated amortization under capital leases included above was $138,176 and $98,114 as of June 30, 2021 and 2020, respectively.

F-15

Legacy Education, LLC

Notes to Consolidated Financial Statements

June 30, 2021 and 2020

Note 6 - Contract Receivable Recourse

Strategic Education Loan Fund, LLC. (“SELF”)

In 2012, the Company entered into a contract servicing and purchase agreement with SELF, which agreement was amended in 2013. This agreement was for contracts ranging in length from 2 to 7 years, depending on the original principal amount borrowed. Interest rates ranged between 4.9% and 13.9% depending on credit score and length of term. SELF is responsible for the servicing of these loans, including the maintenance of the contract documentation, borrower notifications regarding payments to be made, and to pursue collection efforts on behalf of the Company. During the year ended June 30, 2017, the agreement was amended to modify the interest rate range between 9.9% and 15.9% and limit the maturity of the loans to 5 years or less.

During the fiscal year ended June 30, 2021, the Company settled the remaining recourse liability of $263,581 into 175,721 Class A units at $1.50 per unit pursuant to a share exchange agreement. There were no contract receivables as of June 30, 2021 and 2020 and the recourse liability was $0 and $241,303 as of June 30, 2021 and 2020, respectively, which is included in other current liabilities.

The Company determined that the additional of a conversion feature to the recourse liability was a substantial modification to the recourse liability and therefore has accounted for the exchange as an extinguishment of the recourse liability. The Company determined that the fair value of the membership unites issued was $1.50 per unit, based on the sale price obtained in arms length third party sales of the unites (see Note 15) ongoing at time of the extinguishment and therefore the fair value of the shares exchanged equaled the fair value of the recourse liability at the time of the exchange and therefore no gain or loss was recorded.

Note 7 – Prepaid Expenses

The prepaid expenses consist of the following as of June 30, 2021 and 2020:

	June 30,
	2021	2020
Books	$97,195	$85,002
Supplies	369,499	126,879
Insurance and prepaid expenses	274,131	138,839
Total other receivables	$740,825	$350,720

Note 8 – Other Receivables

The other receivables consist of the following as of June 30, 2021 and 2020:

	June 30,
	2021	2020
Due from Seller (see Note 3)	$-	$36,167
Other advance	106,846	106,846
Employee retention credit	1,099,249	-
HEERF receivable	-	176,420
Other	3,833	431
Total other receivables	$1,209,928	$319,864

The Company has advanced funds to Integrity in conjunction with a management consulting agreement more fully described in Note 10.

The Company paid $106,846 federal income taxes on behalf of a foreign investor in Legacy, and the amount paid is due back to the Company.

During the fiscal years ended June 30, 2021 and 2020, the Company incurred certain qualified COVID-19 related expenses under the CARES Act Higher Education Emergency Relief Fund (“HEERF”) program, which provided that the Company be reimbursed for qualified expenses. During the fiscal year ended June 30, 2020, the Company incurred approximately $225,000 in qualified expenses. The remaining balance of qualified expenses incurred of $176,420 as of June 30, 2020, was received in August 2020. During the fiscal year ended June 30, 2021, the Company was reimbursed for approximately $779,000 of qualified expenses incurred during the fiscal year ended June 30, 2021. The reimbursements were reflected on the statement of operations as a reduction to general and administrative expense in the amounts of $779,000 and $225,000 for the fiscal year ended June 30, 2021 and 2020, respectively.

F-16

Legacy Education, LLC

Notes to Consolidated Financial Statements

June 30, 2021 and 2020

Note 8 – Other Receivables (continued)

During the fiscal year ended June 30, 2021, the Company applied for certain Employee Retention Credits (“ERTC”) under the CARES Act in the approximate amount of $2.9 million, which is reflected within the statement of operations as a reduction to educational services expense. The remaining balance of the ERTC receivable as of June 30, 2021 was $1,099,249.

Note 9 – Loan Receivable

On February 14, 2019, the Company and Mingle LLC (“Mingle”) entered into a standard promissory note agreement (the “Note”) wherein, the Company provided proceeds of $158,000 secured against future monthly payments of certain career context software and guaranteed up to $500,000 by the CEO of Mingle. The loan accrues interest at a rate of 5% per annum and was due and payable on February 7, 2021 (the “Due Date”). In the event the Note is not repaid in full on the Due Date, unpaid principal shall continue to accrue interest at the maximum rate allowed by law until paid in full.

Subsequent to issuing the Note, the Company provided additional proceeds totaling $192,472 to Mingle with no stated terms of repayment. During the fiscal year ended June 30, 2020, an additional $115,000 was advanced. There was also a payable due to Mingle which was $60,000 as of June 30, 2020. The Company and Mingle entered into a master netting agreement which allows the note receivable to be offset with the payable due to Mingle. During the fiscal year ended June 30, 2021, the Company incurred expenses of $266,682 related to Mingle, which reduced the balance of loan receivable, and wrote off $150,599 of the balance as uncollectible. A total of $12,975 and $430,256 remained due and payable to the Company as of June 30, 2021 and 2020, respectively.

Note 10 – Accounts Payable and Accrued Liabilities

Accounts payable and accrued expenses as of June 30, 2021 and 2020 consist of the following:

	June 30, 2021	June 30, 2020
Accounts payable	$642,609	$350,991
Accrued payroll and payroll taxes	355,490	387,865
Accrued vacation	267,040	141,711
Accrued bonuses	512,496	-
Accrued settlement loss	95,000	95,000
Accrued books expense	-	253,709
Accrued other expenses	347,016	193,322
Total	$2,219,651	$1,422,598

Note 11 - Debts and Other Noncurrent Liabilities

(1)	Debt Offerings

The Company issued debt instruments in two separate offerings: $1,362,500 in 2012 and $1,100,000 in 2013, with an interest rate of 6% per annum, payable on a quarterly basis. As of June 30, 2021 and 2020, the outstanding principal of these offerings was $0 and $23,452, respectively.

(2)	Seller Note

As part of the acquisition of CCC described in Note 3, Monterey entered into a promissory note with the seller for $360,000. The note accrues interest at a rate of 6% per annum and requires twelve equal monthly payments. As of June 30, 2021 and 2020, the principal balance of the promissory note was $0 and $30,830, respectively.

(3)	Promissory Notes

The Company received $750,000 in proceeds from several debtors, including $150,000 from related parties. Under the unsecured promissory notes, the principal shall be due and payable on the earlier to occur (i) the 9-month anniversary of the first advance under each promissory note; or (ii) the completion of an initial public offering by payee (“Maturity Date”), and the promissory note shall bear interest at a monthly rate of 1% based upon the amount outstanding as of any calculation date. Interest shall be payable monthly commencing on the 15th day of each calendar month following the date funds are first advanced. The maturity dates on these promissory notes were extended to March 31, 2021. The noteholders have agreed to defer the repayment of the principal balance until the completion of a future Initial Public Offering.

F-17

Legacy Education, LLC

Notes to Consolidated Financial Statements

June 30, 2021 and 2020

Note 11 - Debts and Other Noncurrent Liabilities (continued)

(3)	Promissory Notes (cont’d)

	June 30,
	2021	2020
Promissory note issued on November 12, 2019	$500,000	$500,000
Promissory note issued on December 30, 2019	50,000	50,000
Promissory note issued on December 30, 2019	100,000	100,000
Promissory note issued on February 6, 2020	100,000	100,000
Total other debt	$750,000	$750,000

(4)	Paycheck Protection Program

The Company had obtained $1.4 million (the “PPP Loan”) pursuant to the Payroll Protection Program (“PPP”), established under the CARES Act. The PPP Loan is subject to forgiveness under the PPP upon the Company’s request to the extent that the proceeds are used to pay expenses permitted by the PPP, including payroll costs, covered rent and mortgage obligations, and covered utility payments. Amounts outstanding under the loan bear a fixed interest rate of 1.0% per annum with a maturity in two years from the disbursement date.

On June 5, 2020, the Paycheck Protection Program Flexibility Act (the “New Act”) was signed into law and made significant changes to the PPP to provide additional relief for borrowers under the PPP. The New Act increased flexibility for businesses that were unable to operate as normal due to COVID-19 related restrictions. The New Act extended the period that businesses have to use PPP funds to qualify for loan forgiveness to 24 weeks, up from 8 weeks under the original rules, relaxed the requirements that loan recipients must adhere to in order to qualify for loan forgiveness, and extended the payment deferral period to the earlier of the date when the amount of loan forgiveness is determined by the Small Business Administration (“SBA”) and lender or 10 months after the 24 week covered period ends. Initially, all payments were to be deferred for six months. Under the New Act, payments are deferred until the SBA remits any loan forgiveness amount to the lenders, Sunwest Bank, Wells Fargo, and Chase in the case of the Company. Interest accrues over the entire period of the PPP Loan for the portion of the PPP that is not ultimately forgiven.

The Company requested full loan forgiveness by submitting a request to the lender and expected that loan to be forgiven in full. As a result, during the period ended June 30, 2020, the Company recorded the full amount of the original PPP loan that had been received as other income. As of the date of these financial statements, the Company had received the forgiveness of the PPP loan in full.

(4)	Equipment Loan

In June 2019, the Company entered into an equipment loan for $26,647. The note accrues interest at a rate of 6.5% per annum and requires 60 equal monthly payments. As of June 30, 2021 and 2020, the principal balance of the promissory note was $17,012 and $21,986, respectively.

In August 2019, the Company entered into an equipment loan for $26,997. The note accrues interest at a rate of 6.95% per annum and requires 60 equal monthly payments. As of June 30, 2021 and 2020, the principal balance of the promissory note was $18,592 and $23,520, respectively.

(5)	Bank loans

On December 31, 2019, the Company acquired Integrity, assuming its two bank loans, which are secured by all business assets of the Company.

	June 30,
	2021	2020
Bank loan #1, monthly payment $803.69, due in 110 months, effective interest rate 6.44%	$46,405	$53,895
Bank loan #2, monthly payment $5,672.86 start on November 23, 2020, due in 48 months	206,467	235,000
Total bank loans	$252,872	$288,895

Future maturities over the remaining term of total debt are as follows:

F-18

Legacy Education, LLC

Notes to Consolidated Financial Statements

June 30, 2021 and 2020

Note 11 - Debts and Other Noncurrent Liabilities (continued)

(5)	Bank loans (cont’d)

2022 (1)	$821,913
2023	83,935
2024	83,374
2025	39,201
Thereafter	16,418
1,044,841
Less: current portion (1)	(821,913)
Long-term portion of debt	$222,928

(1) Includes $150,000 related party debt

(6)	Capital Leases

The Company leases certain equipment and computers under capital leases expiring at various dates through 2024. The interest rates on the capitalized leases are between 5.4% and 8.5%. The leases are secured by the equipment. Amortization of the capitalized lease equipment and computers is included in depreciation expense.

The present value of future minimum lease payments due at June 30, 2021 was as follows:

2022	$36,063
2023	13,095
2024	6,830
2025	2,846
Total minimum payments	58,834
Less: amount representing interest	(3,056)
Present value of minimum payments	$55,778

Less: current portion	(33,129)
Long term portion	$22,649

Note 12 - CARES ACT HEERF Disbursement

Due to COVID-19, HEERF was established to provide funding to institutions to provide emergency financial aid grants to students whose lives have been disrupted, many of whom are facing financial challenges and struggling to make ends meet.

The Company has signed and returned the Certification and Agreement to ED with the assurance that the Company has used no less than 50% of the funds received under Section 18004(a)(1) of the CARES Act to provide Emergency Financial Aid Grants to students.

Total amount of funds that the Company has received from ED pursuant to the Certification and Agreement for Emergency Financial Aid Grants to Students is as follows: $1,157,251 and $959,893 for fiscal year ended June 30, 2021 and 2020, respectively.

Total amount of Emergency Financial Aid Grants distributed to students under Section 18004(a) (1) of the CARES Act during the fiscal years ended June 30, 2021 and 2020 was $1,534,273 and $426,175, respectively.

As of June 30, 2021 and 2020, the balance of HEERF under other current liabilities was $156,696 and $533,718, respectively.

Note 13 - Related Party Transactions

A member of the Company was paid $60,000 and $60,000 as consulting fees in the years ended June 30, 2021 and 2020, respectively.

A director of the Company was paid $139,500 and $56,000 in consulting fees in the years ended June 30, 2021 and 2020, respectively.

Another director of the Company was paid $0 and $72,000 in consulting fees in the years ended June 30, 2021 and 2020, respectively.

F-19

Legacy Education, LLC

Notes to Consolidated Financial Statements

June 30, 2021 and 2020

Note 13 - Related Party Transactions (continued)

In December 2019, the Company received $50,000 of proceeds from a promissory note, entered into with an executive of the Company, which bears interest at the rate of 12% per annum and matures on the earlier of the nine-month anniversary of the loan or the completion of an initial public offering.

In December 2019, the Company received $100,000 of proceeds evidenced by a promissory note that was entered into with a Class A Member. The note bears interest at the rate of 12% per annum and matures on the earlier of the nine-month anniversary of the loan or the completion of an initial public offering.

As of June 30, 2021 and 2020, the Company had a balance due from a member, who is also the President of the Company, totaling $69,975. This amount is included in the related party receivable on the balance sheet.

Note 14 – Lease Commitments

Operating Leases

The Company leases its instructional facilities under non-cancelable operating leases expiring at various dates through 2026. In most cases, the facility leases require the Company to pay various operating expenses of the facilities in addition to base monthly lease payments. In certain cases, the Company has options available under its leases to renew, and certain leases contain ordinary rental escalations on the space. Rent expense for the certain leases described above is recorded evenly over each lease term. The difference between rent expense recorded and the amount paid is reflected as deferred rent on the accompanying balance sheets for those leases with rent escalation clauses.

Future minimum lease payments under the non-cancelable operating leases with an original maturity greater than one year at June 30, 2021 are as follows:

2022	$1,280,602
2023	1,310,350
2024	1,343,328
2025	1,330,331
2026	1,032,734
$6,297,345

Total rent expense and related taxes and operating expenses under operating leases for the fiscal years ended June 30, 2021 and 2020 were $2,390,211 and $2,333,116, respectively.

Note 15 – Membership Equity

As of June 30, 2021 and 2020, the Company had 30,000,000 Class A Units authorized and 300,000 Units of Class B Units authorized. Since its inception, the Company has had no Class B Units issued or outstanding. The holders of Class A Units are entitled to one vote per unit and all Class A Units rank equally as to voting and all other matters. Class B Units do not have voting rights.

Members’ Equity Transactions

In the event of a liquidating distribution, assets are to be distributed to members in accordance with each member’s percentage interest. There are no differences in the liquidation rights of Class A and B Unit holders.

During the fiscal year ended June 30, 2021, the Company accepted subscriptions for a total 1,260,672 Class A Units at $1.50 per Unit and received cash proceeds of $1,891,000.

During the fiscal year ended June 30, 2021, the Company accepted debt conversion for a total 175,721 Class A Units at $1.50 per Unit in the amount of $263,581. (see Note 4).

During the fiscal year ended June 30, 2020, the Company granted a total of 1,200,000 Class A Units, restricted for five years, to an officer and 1,000,000 Class A Units, restricted for two years, to an advisor. The 2,200,000 Class A Units were valued at $2,200,000 based on recent sales of subscriptions of Class A Units for $1.00 per unit.

During the year ended June 30, 2020, the Company accepted subscriptions for a total 145,000 Class A Units at $1.00 per Unit for cash proceeds of $145,000, which amounts were received concurrent or prior to the acceptance of the subscriptions.

F-20

Legacy Education, LLC

Notes to Consolidated Financial Statements

June 30, 2021 and 2020

Note 15 – Membership Equity (continued)

As of June 30, 2021 and 2020 the Company had 18,232,328 and 16,795,935 Class A Units issued and outstanding, respectively.

During the fiscal year ended June 30, 2021 and 2020, the Company received $70,000 and $30,000 under receivable – related to exercise of warrant, respectively.

A summary of warrant activity for the years ended June 30, 2021 and 2020 is presented as follows:

	Number of	Exercise
	Warrants	Price
Warrants Outstanding at June 30, 2019	349,382	0.151
Issued	-	-
Exercised	-	-
Forfeited/expired/canceled	-	-

Warrants Outstanding at June 30, 2020	349,382	0.151
Issued	-	-
Exercised	-	-
Forfeited/expired/canceled	-	-
Warrants Outstanding at June 30, 2021	349,382	$0.151

Note 16 - Share-Based Compensation Plans

Stock Options

Except as noted below, we do not have a qualified stock option plan, but have issued Unit purchase options on a discretionary basis to employees, directors, service providers, private placement participants and outside consultants.

The Company utilizes ASC 718, Stock Compensation, related to accounting for share-based payments and, accordingly, records compensation expense for share-based awards based upon an assessment of the grant date fair value for stock options and restricted stock awards. The Black Scholes option pricing model was used to estimate the fair value of the options granted. This option pricing model requires a number of assumptions, of which the most significant are: expected stock price volatility, the expected pre-vesting forfeiture rate, and the expected option term (the amount of time from the grant date until the options are exercised or expire). The Company estimated a volatility factor utilizing a weighted average of comparable published volatilities. The Company applied the simplified method to determine the expected term of all stock-based compensation grants.

In prior years, the Company had granted time vested options to purchase Class A member units with exercise prices ranging from $0.26 - $0.90 on the date of grant by the Board. These options vest ratably over a period of three years and expire ten years from the date of grant and the fair value of these options were calculated using the Black-Scholes-Merton model.

A summary of the activity related to stock option units granted is as follows:

		Summary of Stock Options Outstanding
	Total Options	Weighted Average Exercise Price per Option	Weighted Average Remaining Contractual Term (Years)
Outstanding as of June 30, 2019	1,005,833	0.67	7.18
Granted	-	-	-
Exercised	-	-	-
Forfeited, canceled or expired	-	-	-
Outstanding as of June 30, 2020	1,005,833	0.67	7.18
Exercisable as of June 30, 2020	972,500	0.67	6.18
Granted	-	-	-
Exercised	-	-	-
Forfeited, canceled or expired	-	-	-
Outstanding as of June 30, 2021	1,005,833	0.67	5.18
Exercisable as of June 30, 2021	1,005,833	0.67	5.18

F-21

Legacy Education, LLC

Notes to Consolidated Financial Statements

June 30, 2021 and 2020

Note 16 - Share-Based Compensation Plans (continued)

Stock compensation expense for stock options is recognized ratably over the vesting period of 3 years from grant date.

The Company recognized stock-based compensation expense of $12,933 and $58,738 during the years ended June 30, 2021 and 2020, respectively. The Company applied the “simplified method” for calculating expected term, taking the midpoint between the vesting date and maturity date on the option.

A summary of the activity related to vested and unvested stock option units granted is as follows:

	Options Outstanding	Weighted Average Exercise Price	Weighted Average Grant Date Fair Value	Average Remaining Contractual Life (Years)
Balance – June 30, 2019, unvested	249,333	$0.89	0.33	7.18
Options issued	-	$-	-	-
Options vested	(216,000)	$0.89	0.33	-
Options expired	-	$-	-	-
Options exercised	-	$-	-	-
Balance – June 30, 2020, unvested	33,333	$0.89	0.33	6.18
Options issued	-	$-
Options vested	(33,333)	$0.89	0.33	5.18
Options expired	-	-	-	-
Options exercised	-	-	-	-
Balance – June 30, 2021, unvested	-	$-	-	-

The intrinsic value of vested options outstanding as of June 30, 2021 was $837,993.

Note 17 - Income Tax

The Company has deferred tax assets and liabilities that reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Deferred tax assets are subject to periodic recoverability assessments. Realization of the deferred tax assets, net of deferred tax liabilities is principally dependent upon achievement of projected future taxable income.

Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences. The Company has no valuation allowance as of June 30, 2020.

On December 22, 2017, the Tax Cuts and Jobs Act (the “Act”) was signed into law. For businesses, the Act reduces the corporate federal tax rate from a maximum of 35% to a flat 21% rate. The rate reduction took effect on January 1, 2018. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted though income tax expense.

The components of income tax expense (benefit) are as follows:

	June 30, 2021	June 30, 2020
Current:
Federal	$919,003	$(458,129)
State	547,995	(23,657)
	1,466,998	(481,786)
Deferred:
Federal	(43,838)	171,962
State	(1,220)	(57,826)
	(45,058)	114,136

Total income tax benefit	$1,421,940	$(367,650)

F-22

Legacy Education, LLC

Notes to Consolidated Financial Statements

June 30, 2021 and 2020

Note 17 - Income Tax (Continued)

Income tax expense differed from the amount computed using the U.S. federal income tax rate of 21% for June 30, 2021 and 2020 as follows:

	June 30, 2021	June 30, 2020
Statutory U.S. federal income tax	$980,814	$(221,612)
PPP loan forgiveness non taxable	-	(294,428)
Additional income tax due to blended rate	-	(108,964)
Non-deductible items	24,591	21,103
State income taxes	416,535	(79,823)
Class A membership unit compensation	-	301,140
Other	-	14,934
Income tax (benefit) expenses	$1,421,940	$(367,650)

Significant components of the Company’s deferred income tax assets included in deferred income taxes, non-current on the balance sheets are as follows:

	June 30, 2021	June 30, 2020
Deferred tax assets:
State Tax	$127,000	$-
Deferred rent	141,000	147,000
Net operating loss carryover – federal	-	122,000
Net operating loss carryover – California	-	25,000
Allowance for doubtful accounts	150,000	49,000
Accrued vacation	80,000	42,000
Charitable contribution carryover		16,000
Non-cash compensation	60,000	42,000
Professional fees	26,000	26,000
	584,000	469,000
Valuation allowance		-
Deferred tax assets	584,000	469,000

Deferred tax liability:
Property and equipment	(95,000)	(100,000)
Intangibles	(124,000)	(71,000)
Deferred state	(40,000)	(18,000)
Deferred tax liability	(259,000)	(189,000)

Net deferred tax asset	$325,000	$280,000

The Company is subject to taxation in the United States and the state of California. The Company was notified by the Internal Revenue Service of on audit for the year ended June 30, 2017; however, the Company operated as a partnership and any potential income tax adjustment would flow through to the partners for that year if assessed. As of June 30, 2020, the earliest tax year still subject to examination for federal and state purposes is the fiscal year ended June 30, 2017.

F-23

Legacy Education, LLC

Notes to Consolidated Financial Statements

June 30, 2021 and 2020

Note 18 - Other Commitments and Contingency

Regulatory

In order for students to participate in Title IV federal financial aid programs, the Company is required to maintain certain standards of financial responsibility and administrative capability. In addition, the Company is accredited with ACCET and approved by other agencies and must comply with rules and regulations of the accrediting body. As a result, the Company may be subject from time to time to audits, investigations, claims of noncompliance or lawsuits by governmental agencies, regulatory bodies, or third parties. While there can be no assurance that such matters will not occur and if they do occur will not have a material adverse effect on these financial statements, management believes that the Company has complied with all regulatory requirements as of the date of the financial statements.

The Company is subject to extensive regulation by federal and state governmental agencies and accrediting bodies. In particular, the Higher Education Act of 1965, as amended (the “Higher Education Act”), and the regulations promulgated thereunder by ED, subject the Company to significant regulatory scrutiny on the basis of numerous standards that schools must satisfy in order to participate in the various federal student financial assistance programs under Title IV of the Higher Education Act.

Borrowers Defense to Repayment

On October 28, 2016, ED published its new regulations with an effective date of July 1, 2017. The new regulations allow a borrower to assert a defense to repayment on the basis of a substantial misrepresentation, any other misrepresentation in cases where certain other factors are present, a breach of contract or a favorable non-default contested judgment against a school for its act or omission relating to the making of the borrower’s loan or the provision of educational services for which the loan was provided. In addition, the financial responsibility standards contained in the new regulations establish the conditions or events that trigger the requirement for an institution to provide ED with financial protection in the form of a letter of credit or other security against potential institutional liabilities. Triggering conditions or events include, among others, certain state, federal or accrediting agency actions or investigations. The new regulations also prohibits schools from requiring that students agree to settle future disputes through arbitration. Management believes no misrepresentations have occurred nor has any agency actions or investigations occurred as of the date of these financial statements.

Gainful Employment

During 2014, ED published gainful employment regulations impacting programs required to prepare graduates for gainful employment in a recognized occupation. Many academic programs offered by Title IV participating private sector institutions of higher education must prepare students for gainful employment in a recognized occupation when direct loans are received by the students. The gainful employment regulations became effective July 1, 2015.

The gainful employment regulations have a framework with three components:

Certification: Institutions must certify that each of their gainful employment programs meet state and federal licensure, certification and accreditation requirements.

Accountability Measures: To maintain Title IV eligibility, gainful employment programs will be required to meet minimum standards for the debt burden versus the earnings of their graduates.

Pass: Programs whose graduates have annual loan payments less than 8% of total earnings or less than 20% of discretionary earnings.

Zone: Programs whose graduates have annual loan payments between 8% and 12% of total earnings or between 20% and 30% of discretionary earnings.

Fail: Programs whose graduates have annual loan payments greater than 12% of total earnings and greater than 30% of discretionary earnings.

Transparency: Institutions will be required to make public disclosures regarding the performance and outcomes of their gainful employment programs. The disclosures will include information such as costs, earnings, debt and completion rates.

The accountability measures will typically weigh a calculated debt burden from graduates who completed their studies three and four years prior to the measuring academic year and earnings from the most recent calendar year prior to the conclusion of the measuring academic year. Programs that fail the accountability measures in two out of any three consecutive years or are in the zone for four consecutive years will be disqualified from participation in the Title IV programs. An institution has 45 days from receipt of the gainful employment rates to appeal the draft metrics. In addition, the gainful employment regulations contemplate a transition period in the first several years to afford institutions the opportunity to make changes to their programs and retain Title IV eligibility.

F-24

Legacy Education, LLC

Notes to Consolidated Financial Statements

June 30, 2021 and 2020

Note 18 - Other Commitments and Contingency (continued)

During January 2017, ED released the final gainful employment rates. The Company did not have any reportable programs for the 2015 debt measure year.

Effective July 1, 2019, HDMC OPE ID 042281-00, CCC OPE ID 026023-00, and Integrity OPE ID 04186-00 have early adopted the rescission of Gainful Employment rules.

Composite Score

As described above, ED requires institutions to meet standards of financial responsibility. T ED deems an institution financially responsible when the composite score is at least 1.5. During fiscal 2020 the Company’s composite score was 1.5. The Company’s composite score calculation for fiscal year ended June 30, 2021 has not been completed as of the date of these financial statements and is due on December 31, 2021.

90/10 Disclosure

The Company derives a substantial portion of its revenues from student financial aid received by its students under the Title IV programs administered by ED pursuant to the Higher Education Act . To continue to participate in the student financial aid programs, the Company must comply with the regulations promulgated under the Higher Education Act . The regulations restrict the proportion of cash receipts for tuition and fees from eligible programs to not more than 90% from Title IV programs (the “90/10 revenue test”). If an institution fails to satisfy the test for one year, its participation status becomes provisional for two consecutive fiscal years. If the test is not satisfied for two consecutive years, eligibility to participate in Title IV programs is lost for at least two fiscal years. Using ED’s cash-basis, regulatory formula under the 90/10 Rule as currently in effect for its 2020 fiscal year, the Company, HDMC and CCC derived 85.70% and 71.27% for its 90/10 revenue from Title IV program funds, respectively. The 90/10 calculation for fiscal year ended June 30, 2021 has not been completed as of the date of these financial statements and is due on December 31, 2021. Additionally, Integrity derived 89.47% of its 90/10 revenue from Title IV programs for the most recently completed calendar year ended December 31, 2020.

Litigation

During the fiscal year ended June 30, 2020, HDMC received a letter of Summons and Notice of Complaint from former employees (“Plaintiffs”) filed in the Superior Court for the state of California, County of Los Angeles on August 9, 2019 and naming the Company as the defendant. Plaintiffs claim the Company failed to pay for all hours worked and other benefits. Further, Plaintiffs sought an order to proceed as a class action. After conducting significant discovery and engaging in arms-length negotiation, the parties have tentatively agreed to a settlement of Plaintiffs’ claims for $95,000, which settlement, if finalized, will involve a dismissal of the class claims without prejudice. The parties are currently negotiating the terms of the settlement agreement. A $95,000 settlement loss has been recorded for as of June 30, 2020.

The Company does not believe it is a party to any other pending or threatened litigation arising from services currently or formerly performed by the Company. To the extent that there may be other pending or threatened litigation that management is unaware of, they do not believe there to be any possible claims that could have a material adverse effect on their business, results of operations or financial condition.

F-25

Legacy Education, LLC

Notes to Consolidated Financial Statements

June 30, 2021 and 2020

Note 19 - Subsequent Events

Asher Acquisition

On August 13, 2021, the Company entered into an agreement and plan of merger (the “Merger Agreement”) with Legacy Education Elevation, L.L.C., a California limited liability company and the Company’s wholly-owned subsidiary, MDDV, Inc., a California Corporation, DVMD LLC, a Colorado Limited liability company, and David G. Vice and Amelie V. Rider, the sole shareholders of MDDV, Inc. pursuant to which MDDV, Inc. will be merged with and into Legacy Education Elevation, L.L.C. with Legacy Education Elevation, L.L.C. surviving the merger. The closing of the merger is subject to the receipt of regulatory approvals and satisfaction of other closing conditions.

Pursuant to the terms of the Merger Agreement, upon the consummation of the Merger (the “Effective Time”), MDDV’s common stock issued and outstanding immediately prior to the Effective Time shall be converted into the right to receive (i) 6,000,000 shares of our common stock (“Legacy Shares”); (ii) 2,333,333 shares of our preferred stock (“Preferred Stock”); (iii) Class A Warrants (“Class A Warrants”) to purchase 1,000,000 shares of our common stock that will be exercisable for a period of five years from the date of issuance at an exercise price equal to the higher of (A) $1.50 per share and (B) 50% of the per share price of our common stock sold in this offering; (iv) Class B Warrants (“Class B Warrants”) to purchase 1,000,000 shares of our common stock that will be exercisable for a period of five years from the date of issuance at an exercise price equal to the higher of (A) $1.50 per share and (B) 50% of the per share price of our common stock sold in this offering, which Class B Warrants shall be vested as of the closing date of the Merger but shall become exercisable after the Earnout Date (as defined in the Merger Agreement) upon the terms and conditions set forth in the Merger Agreement; (v) 2,000,000 shares (“Earnout Shares”) of our common stock which shall become vested and released after the first Earnout Date but may be voted by the Shareholders while held in an escrow account with an escrow agent; and (vi) one one-hundredth of the Working Capital Amount. Pursuant to the Merger Agreement, the Company agreed to issue the Earnout Shares and Class B Warrants subject to the satisfaction of certain conditions over the next two years based upon the EBITDA (as defined in the Merger Agreement) of Asher. In addition, if the EBITDA of Asher exceeds the conditions set forth in the Merger Agreement, the Company will make a cash payment not to exceed, in the aggregate, $600,000.

MDDV, Inc. (d/b/a Asher College) was established in the state of California in 1998 and has a main campus in Sacramento, California and campuses in Las Vegas, Nevada and Dallas, Texas. Asher College offers programs in medical billing and coding, health information specialist, medical administrative specialist, pharmacy technician, computer and network technician, technology support specialist, IT network engineer, IT server administrator, PC technician, business administration, office accounting, and office administrator. Asher is accredited by ACCET.

In March 2019, Asher College formed DVMD, LLC, and on June 1, 2019, DVMD acquired a 51% interest in Technical Trades Institute, Inc. d/b/a IntelliTec College (“IntelliTec” and together with Asher College, “Asher”). IntelliTec consists of two institutions with main campuses in Colorado Springs, Colorado and Grand Junction, Colorado and eleven campuses located in Colorado Springs, Colorado, Pueblo, Colorado, and Albuquerque, New Mexico. IntelliTec offers programs in nursing assistant, vocational nursing, dental assisting, automotive technician, refrigeration and HVAC, computer systems technician, cosmetology, and massage therapy. IntelliTec is accredited by ACCSC.

Subsequent to June 30, 2021, the Company accepted subscriptions for a total 216,667 Class A Units at $1.50 per Unit and received cash proceeds of $325,000.

F-26

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors of

MDDV, Inc. AND SUBSIDIARY

Sacramento, California

Report on the Financial Statements

We have audited the accompanying financial statements of MDDV, Inc. and Subsidiary (the Company), which comprise the consolidated balance sheets as of December 31, 2020 and 2019, and the related consolidated statements of income, equity, and cash flows for the years then ended, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America and the standards applicable to financial audits contained in Government Auditing Standards, issued by the Comptroller General of the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

F-27

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MDDV, Inc. and Subsidiary as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Supplementary Information

Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The accompanying supplementary information on the Company’s related party transactions, calculation of its Title IV 90/10 revenue percentage and financial responsibility supplementary schedule is required by the U.S. Department of Education and is presented for purposes of additional analysis and is not a required part of the basic financial statements. In addition, the accompanying supplemental consolidating balance sheet and consolidating statement of income are presented for purposes of additional analysis and are not a required part of the basic financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to auditing procedures applied in the audits of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Other Reporting Required by Government Auditing Standards

In accordance with Government Auditing Standards, we have also issued our report dated April 29, 2021 on our consideration of the Company’s internal control over financial reporting and on our tests of its compliance with certain provisions of laws, regulations, contracts, and grant agreements and other matters. The purpose of that report is to describe the scope of our testing of internal control over financial reporting and compliance and the results of that testing, and not to provide an opinion on internal control over financial reporting or on compliance. That report is an integral part of an audit performed in accordance with Government Auditing Standards in considering the Company’s internal control over financial reporting and compliance.

San Diego, California

April 29, 2021

F-28

MDDV, INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

December 31, 2020 and 2019

ASSETS

	2020	2019
Current Assets:
Cash and cash equivalents	$9,967,668	$2,894,372
Investments	327,635	121,046
Accounts receivable, net of allowance for doubtful accounts of $626,898 and $586,333, respectively	8,488,856	6,400,419
Student notes receivable, net of allowance for doubtful accounts of $464,330 and $59,610, respectively	309,553	59,610
Related party notes receivable - secured	490,235
Due from related parties	112,762	112,762
Inventory	299,501	211,109
Prepaid expenses and other current assets	191,507	283,576

Total current assets	20,187,717	10,082,894
Property and equipment, net	1,717,356	2,058,607

Other assets:
Restricted Cash	250,000	250,000
Accounts receivable, net of allowance for doubtful accounts of $125,000 and $152,000, respectively	237,885	80,201
Student notes receivable, net of allowance for doubtful accounts of $853,036 and $327,994, respectively	568,691	327,994
Deposits	227,932	247,012
Deferred tax asset	564,152	178,347

Total Other assets	1,848,660	1,083,554

Total assets	$23,753,733	$13,225,055

The accompanying notes are in integral part of these financial statements.

F-29

MDDV, INC. AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS, Continued
December 31, 2020 and 2019

LIABILITIES AND EQUITY

	2020	2019
Current Assets:
Accounts payable	$520,694	$436,117
Accrued expenses	786,250	492,667
Income taxes payable	875,279	38,743
Student deposits and refunds payable	869,865	356,798
Deferred revenue	11,456,694	7,210,728
Current portion of debt	812,439	28,016

Total current liabilities	15,321,221	8,563,069

Debt, net of current portion	235,233	59,602
Deferred rent	756,522	439,082
Contingent liability (Note 2)	250,000	250,000

Total liabilities	16,562,976	9,311,753

Equity:
Controlling interest in equity: Common stock, no par value, 100 shares authorized; no shares issued or outstanding	-	-
Additional paid-in capital	10,426	10,426
Retained earnings	4,750,167	2,401,599

Total controlling interest in equity	4,760,593	2,412,025

Noncontrolling interest in equity	2,430,164	1,501,277

Total equity	7,190,757	3,913,302

Total liabilities and equity	$23,753,733	$13,225,055

The accompanying notes are in integral part of these financial statements.

F-30

MDDV, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME
for the years ended December 31, 2020 and 2019

	2020	2019
Revenue:
Tuition income, net	$30,485,849	$19,674,880
Clinic income	57,554	88,196

Total revenue	30,543,403	19,763,076

Operating expenses:
Instructional	7,562,623	5,993,578
Selling and promotional	1,385,495	1,194,294
General and administrative	12,911,849	9,093,408
Rent and occupancy	4,511,272	2,988,911
Depreciation	373,848	251,040
Gain on bargain purchase acquisition	-	(695,951)

Total operating expenses	26,745,087	18,825,280

Income from operations	3,798,316	937,796

Other income (expense):
Realized gain on sale of investment securities	9,450	61,669
Dividend income	10,905	9,518
Other income	46,774	31,659
Interest income	31,725	17,250
Gain on debt forgiveness	1,667,784	61,669
Interest expense	(51,125)	(47,837)

Total other income (expense)	1,715,513	72,259

Income before provision for income taxes and noncontrolling interest	5,513,829	1,010,055

Provision for income taxes	(574,697)	16,894

Net income including noncontrolling interest	4,966,132	1,026,949

Less: noncontrolling interest in net income	2,007,340	501,277

Net income	$2,958,792	$525,672

The accompanying notes are in integral part of these financial statements.

F-31

MDDV, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF INCOME
for the years ended December 31, 2020 and 2019

		Controlling Interest in Equity
	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Noncontrolling Interest In Equity	Total

Balance at December 31, 2018	$-	$10,426	$1,902,044	$(26,117)	$-	$1,886,353

Cumulative effect adjustment upon the adoption of ASU 2016-01	-	-	(26,117)	26,117	-	-

Contributions	-	-	-	-	1,000,000	1,000,000

Net income	-	-	525,672	-	501,277	1,026,949

Balance at December 31, 2019	$-	$10,426	$2,401,599	$-	$1,501,277	$3,913,302

ASC 606 Adjustment (Note 1)	-	-	(553,699)	-	(21,145)	(577,844)

Distributions and preferred return	-	-	(56,525)	-	(1,054,308)	(1,110,833)

Net income	-	-	2,958,792	-	2,007,340	4,966,132

Balance at December 31, 2020	$-	$10,426	$4,750,167	-	$2,401,599	$7,109,757

The accompanying notes are in integral part of these financial statements.

F-32

MDDV, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF INCOME
for the years ended December 31, 2020 and 2019

	2019	2020
Cash flows from operating activities:
Cash received - tuition and fees	$29,143,444	$18,051,385
Cash paid to suppliers and employees	(22,784,350)	(17,322,481)
Dividend income received	10,905	9,518
Other income received	46,774	31,659
Interest income received	31,725	17,250
Interest expense paid	(51,125)	(47,837)
Income taxes paid	(96,966)	(18,972)

Net cash provided by operating activities	6,300,407	720,522

Cash flows from investing activities:
Purchases of property and equipment	(32,597)	(452,681)
Purchases of investment securities	(236,000)	(31,095)
Proceeds from sale of investment securities	14,716	259,009

Net cash used in investing activities	(253,881)	(224,767)

Cash flows from financing activities:
Payments to related parties, net	(490,235)	(112,762)
Capital contributions received	-	1,000,000
Distributions and preferred return paid	(1,110,833)	-
Proceeds from issuance of debt	2,715,456	-
Principal payments on debt	(87,618)	(90,699)

Net cash provided by financing activities	1,026,770	796,539

Net increase in cash, cash equivalents, and restricted cash	7,073,296	1,292,294

Cash, cash equivalents, and restricted cash, Beginning	3,144,372	1,852,078

Cash, cash equivalents, and restricted cash, Ending	$10,217,668	$3,144,372

The accompanying notes are in integral part of these financial statements.

F-33

MDDV, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF INCOME
for the years ended December 31, 2020 and 2019

	2019	2020
Reconciliation of new income including noncontrolling interest to net cash provided by operating activities:

Net income including noncontrolling interest	$4,966,132	$1,026,949

Adjustments to reconcile net income include noncontrolling interest to net cash provided by operating activities:
Depreciation	373,848	251,040
Gain on sale of investment securities	(9,450)	(61,669)
Gain on debt forgiveness	(1,667,784)	-
Deferred income taxes	(385,805)	(52,907)
Gain on bargain purchase acquisition	-	(695,951)
Changes in assets and liabilities:
Accounts receivable, net	(2,246,121)	(188,176)
Student notes receivable, net	(490,640)	(56,197)
Inventory	(88,392)	-
Prepaid expenses and other current assets	92,069	(142,270)
Deposits	19,080	(138,282)
Accounts payable	84,577	263,518
Accrued expenses	293,583	273,386
Income taxes payable	836,536	17,041
Student deposits and refunds payable	513,067	58,374
Deferred revenue	3,692,267	(239,504)
Deferred rent	317,440	405,170

Total adjustments	1,334,275	(306,427)

Net cash provided by operating activities	$6,300,407	$720,522

Reconciliation of cash and restricted cash to cash, cash Equivalents, and restricted cash at the end of the year:

Cash and cash equivalents	$9,967,668	$2,894,372
Restricted cash	250,000	250,000

Total cash, cash equivalents, and restricted cash at the end of the year	$10,217,668	$3,144,372

The accompanying notes are in integral part of these financial statements.

F-34

MDDV, INC. AND SUBSIDIARY

NOTES TO THE FINANCIAL STATEMENTS

for the years ended December 31, 2020 and 2019

Note 1:	Summary of Significant Accounting Policies

The following items comprise the significant accounting policies of the Company. The policies reflect industry practices and conform to accounting principles generally accepted in the United States of America.

Company’s Activities

MDDV, Inc. and Subsidiary are collectively referred to as “the Company” throughout the report.

MDDV, Inc. dba Asher College (Asher) is a California corporation engaged in the business of operating a vocational-technical school with locations in Sacramento, California, Las Vegas, Nevada and Dallas, Texas. The Company offers training courses in information technology and health services. The Company was incorporated in 1998 and is operating under accreditation from the Accrediting Council for Continuing Education and Training (ACCET) and approved to operate in the state of California by the Bureau of Private Postsecondary Education (BPPE). Asher has a fictitious business name MDDV, Inc. dba Asher College for business in California, Texas and Nevada.

During 2019, Asher formed DVMD, LLC, a California limited liability company doing business as IntelliTec College (DVMD), of which Asher holds a 51% ownership in, as described in Note 9. In March 2019, DVMD entered into a purchase agreement with Technical Trades Institute, Inc. dba IntelliTec College (IntelliTec), as described in Note 2. IntelliTec is a Colorado corporation, operating a post-secondary school offering various certificates in various allied health, automotive, cosmetology and HVAC. IntelliTec is located in Colorado Springs, Colorado and has three additional locations in Grand Junction, Colorado, Pueblo, Colorado, and Albuquerque, New Mexico. IntelliTec is accredited by the Accrediting Commission of Career Schools and Colleges (ACCSC). Subsequent to the acquisition, DVMD was granted approval to participate in the Financial Student Aid programs by the Department of Education.

Principles of Consolidation and Noncontrolling Interest

The accompanying financial statements include the accounts of MDDV, Inc. dba Asher College and its Subsidiary, DVMD, LLC dba IntelliTec College. All intercompany transactions and balances have been eliminated in consolidation.

Noncontrolling interest as presented in the accompanying financial statements represents DVMD’s ownership interest not owned by Asher.

Basis of Accounting

The accounting records and the accompanying financial statements have been maintained and prepared on the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

F-35

MDDV, INC. AND SUBSIDIARY

NOTES TO THE FINANCIAL STATEMENTS, Continued

for the years ended December 31, 2020 and 2019

Note 1:	Summary of Significant Accounting Policies, Continued

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Although our current estimates contemplate current conditions, including the impact of the novel coronavirus (COVID) pandemic, and how we expect them to change in the future, as appropriate, it is reasonably possible that actual conditions could differ from what was anticipated in those estimates, which could materially affect our results of operations and financial condition.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Restricted Cash

Cash pledged as collateral for a lease agreement (as described in Note 10) is excluded from cash and cash equivalents and is included in restricted cash on the accompanying consolidated balance sheets.

Investments

Investments consist of equity securities that are classified as available-for-sale and are reported at fair value. The Company considers as current assets those investments which are likely to be sold in less than one year. Investments have been determined to be Level 1 type investments as their fair values are based on quoted market prices. Unrealized gains and losses on investment securities are reported at a net amount as a separate component of equity, as comprehensive income, net of tax. With the adoption of Financial Accounting Standards Board (FASB) Accounting Standards Update (ASU) 2016-01, effective January 1, 2019, unrealized gains and losses related to available-for sale equity investments are recorded through net income in the consolidated statements of income and comprehensive income rather than as a component of accumulated other comprehensive income (loss). Realized gains and losses are computed on the basis of specific identification and are included in investment income (loss) in the consolidated statements of income.

F-36

MDDV, INC. AND SUBSIDIARY

NOTES TO THE FINANCIAL STATEMENTS, Continued

for the years ended December 31, 2020 and 2019

Note 1:	Summary of Significant Accounting Policies, Continued

Accounts Receivable and Student Notes Receivable

Accounts receivable are recorded at the amounts originally billed less payments received. An allowance for estimated uncollectible accounts receivable has been recorded based on management’s assessment of collectability of the accounts. The Company reviews its past due balances and accounts deemed uncollectible are written-off. The Company extends unsecured credit for tuition to a portion of the students who are in attendance. The amount of the retail installment contracts range from $1,000 to $28,000. The term of the retail installment contracts vary from one to ten years and carry an interest rate ranging from 0% to 7%.

Inventory

Inventory, consisting of books, tools, lab supplies and course materials, is accounted for using the first-in, first-out method, and valued at the lower of cost or net realizable value.

Property and Equipment

Property and equipment, carried at cost, are depreciated over the estimated useful lives of the related assets. Depreciation is computed on a straight-line basis for financial statement purposes and accelerated method for income tax purposes. Normal repairs and maintenance are expensed as incurred. Expenditures that materially extend the useful life of an asset are capitalized. The cost and related accumulated depreciation of assets sold or otherwise disposed of are eliminated and any resulting gain or loss on disposition is included in other income.

Estimated useful lives are as follow:

Vehicles	5 years
Computer and office equipment	5 - 7 years
Furniture and fixtures	5 years
Leasehold improvements	7 years

Revenue Recognition

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606). ASU 2014-09 clarifies the principles for recognizing revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This guidance affects entities that enter into contracts with customers to transfer goods or services, and supersedes prior GAAP guidance, namely ASC Topic 605 - Revenue Recognition. During 2020, the Company implemented FASB ASU 2014-09 using the modified retrospective adoption method with a date of initial application of January 1, 2020. As a result, there was an adjustment to retained earnings and unearned tuition for $553,699.

F-37

MDDV, INC. AND SUBSIDIARY

NOTES TO THE FINANCIAL STATEMENTS, Continued

for the years ended December 31, 2020 and 2019

Note 1:	Summary of Significant Accounting Policies, Continued

Revenue Recognition, Continued

For the year ended December 31, 2020, the impact of the adoption of ASC 606 resulted in an adjustment to unearned tuition (increase) and revenue (decrease) of $285,177.

The Company identifies a contract for revenue recognition when there is approval and commitment from both parties, the rights of the parties and payment terms are identified, the contract has commercial substance and the collectability of consideration is probable. The Company evaluates each contract to determine the number of distinct performance obligations in the contract, which requires the use of judgment. The Company’s contracts include promises for educational services and course materials which are distinct performance obligations.

Tuition revenue is primarily derived from postsecondary education services provided to students. Generally, tuition and other fees are paid upfront and recorded in contract liabilities in advance of the date when education services are provided to the student. A tuition receivable is recorded for the portion of tuition not paid in advance. In some instances, installment billing is available to students which reduces the amount of cash consideration received in advance of performing the service. The contractual terms and conditions associated with installment billing indicate that the student is liable for the total contract price; therefore, mitigating the Company’s exposure to losses associated with nonpayment.

Tuition revenue is recognized ratably over the instruction period. The Company generally uses the time elapsed method, an input measure, as it best depicts the simultaneous consumption and delivery of tuition services. Revenue associated with distinct course materials is recognized at the point of time when control transfers to the student, generally when the materials are delivered to the student. Revenue associated with clinic services is recognized at the point of time when the service is performed.

The Company’s refund policy may permit students who do not complete a course to be eligible for a refund for the portion of the course they did not attend. Refunds generally result in a reduction of deferred revenue during the period that the student drops or withdraws from a class.

F-38

MDDV, INC. AND SUBSIDIARY

NOTES TO THE FINANCIAL STATEMENTS, Continued

for the years ended December 31, 2020 and 2019

Note 1:	Summary of Significant Accounting Policies, Continued

Revenue Recognition, Continued

The transaction price is stated in the contract and known at the time of contract inception, as such there is variable consideration for situations when a student drops from a program based on the Company’s refund policy and additional charges if a student requires additional hours to complete the program beyond the contracted end date. The Company believes that its experience with these situations is of little predictive value because the future performance of students is dependent on each individual and the amount of variable consideration is highly susceptible to factors outside of the Company’s influence. Accordingly, no variable consideration has been included in the transaction price or recognized as income until the constraint has been eliminated. Revenue is allocated to each performance obligation based on its standalone selling price. Any discounts within the contract are allocated across all performance obligations unless observable evidence exists that the discount relates to a specific performance obligation or obligations in the contract. The Company generally determines standalone selling prices based on prices charged to students. The Company excludes from revenue taxes assessed by a governmental authority as these are agency transactions collected on their behalf from the customer.

Significant judgments include the allocation of the contract price across performance obligations, the methodology for earning tuition ratably over the instruction period, estimates for the amount of variable consideration included in the transaction price as well as the determination of the impact of the constraints preventing the variable consideration from being recognized in revenue.

Advertising

Advertising costs are expensed as incurred.

Income Taxes

Asher uses the “liability method” of accounting for income taxes. Accordingly, deferred tax assets and liabilities are determined on the differences between the financial statement and tax basis of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse. Current income taxes are based on the year’s taxable income for federal and state income tax reporting purposes.

DVMD is a Colorado limited liability company and is treated as a partnership for federal and state income tax purposes. Therefore, earnings and losses are included in the member’s income tax returns and taxed accordingly.

F-39

MDDV, INC. AND SUBSIDIARY

NOTES TO THE FINANCIAL STATEMENTS, Continued

for the years ended December 31, 2020 and 2019

Note 1:	Summary of Significant Accounting Policies, Continued

Income Taxes, Continued

U.S. GAAP requires management to evaluate tax positions taken by the Company and recognize a tax liability if the Company has taken an uncertain position that more likely than not would be sustained upon examination by the Internal Revenue Service. Management has analyzed the Company’s tax positions and believes there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements.

The Company’s income tax filings are subject to audit by various taxing authorities. As of December 31, 2020, the earliest tax years still subject to examination are 2017 for federal purposes and 2016 for state purposes. The Company believes their estimates are appropriate based on current facts and circumstances.

CARES Act (Higher Education Emergency Relief Funds)

On March 27, 2020 the CARES Act was enacted in response to the COVID-19 pandemic. The CARES Act includes a Higher Education Emergency Relief Funds (HEERF) that provides more than $14 billion in emergency funding to higher education. Of those funds, more than $6 billion must go directly to students in the form of emergency financial aid grants (HEERF-student share) for expenses related to the disruption of campus operations due to the COVID-19 pandemic. The Company was allotted $2,306,623 of which $1,153,312 was awarded to use as HEERF-student share grants and $1,153,311 was awarded for institutional COVID-19 related expenses. For the year ended December 31, 2020, the Company disbursed $780,042 of funds to students and $458,540 of institutional portion of HEERF funds were used towards implementation of safety measures related to opening of campuses during the Fall 2020 semester. As of December 31, 2020, $1,072,060 of the funds are included in deferred revenue on the accompanying balance sheets.

Variable Interest Entities

According to Financial Accounting Standards Board (FASB) ASC 810 Consolidation, variable interest entities (VIEs) are required to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have sufficient powers, obligations, or rights or if the entity does not have sufficient equity at risk to finance its activities without additional subordinated financial support from other parties. In October 2018, the FASB issued Accounting Standards Update (ASU) No. 2018-17, Consolidation (Topic 810) – Targeted Improvements to Related Party Guidance for Variable Interest Entities. The ASU allows nonpublic companies to not consolidate variable interest entities when both companies are under common control, neither companies are under common control of a public business entity, the VIE is not a public business entity, and the reporting entity does not directly or indirectly have controlling financial interest in the legal entity.

F-40

MDDV, INC. AND SUBSIDIARY

NOTES TO THE FINANCIAL STATEMENTS, Continued

for the years ended December 31, 2020 and 2019

Note 1:	Summary of Significant Accounting Policies, Continued

Variable Interest Entities, Continued

LVG #5

LVG #5, LLC (LVG #5) is a limited liability company registered in Nevada. Two stockholders of the Company own non-controlling interests in LVG #5. LVG #5 owns and leases a commercial property to the Company, as described in Note 3. The Company has elected not to consolidate LVG #5 in accordance with ASU 2018-17, as described above.

Horizon Drive, LLC

Horizon Drive, LLC (Horizon Drive) is a limited liability company registered in Incline Village, Nevada, and owned by two members of the Company. Horizon Drive is in the business of owning and renting commercial property in Grand Junction, Colorado. It has a lease with the Company, as described in Notes 3. The Company has elected not to consolidate Horizon Drive in accordance with ASU 2018-17, as described above.

Concentration of Credit Risk

A substantial portion of revenues and ending accounts receivable at December 31, 2020 and 2019 are a direct result of the Company’s participation in the Financial Student Aid (FSA) programs, which represent a primary source of student tuition. The FSA programs are subject to political budgetary considerations. There is no assurance that funding will be maintained at current levels. The FSA programs are subject to significant regulatory requirements. Any regulatory violation could have material effect on the Company.

The Company maintains its cash and cash equivalents in financial institutions. Accounts at these institutions are insured by the Federal Deposit Insurance Corporation (“FDIC”) up to $250,000. The Company performs ongoing evaluations of these institutions to limit concentration risk exposure.

Fair Value

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Depending on the nature of the asset or liability, various techniques and assumptions can be used to estimate fair value. The definition of the fair value hierarchy is as follows:

Level 1 -Quoted prices in active markets for identical assets and liabilities.

F-41

MDDV, INC. AND SUBSIDIARY

NOTES TO THE FINANCIAL STATEMENTS, Continued

for the years ended December 31, 2020 and 2019

Note 1:	Summary of Significant Accounting Policies, Continued

Fair Value, Continued

Level 2 -Observable inputs other than quoted prices in active markets for similar assets and liabilities.

Level 3 -Inputs for which significant valuation assumptions are unobservable in a market and therefore value is based on the best available data, some of which is internally developed and considers risk premiums that market participants would require.

The Company’s investments are reported at fair value. The Company’s remaining financial instruments primarily consist of cash and cash equivalents, restricted cash, accounts receivable, student notes receivable, accounts payable, accrued expenses, student deposits and refunds payable, deferred revenue and debt. The carrying values of the Company’s financial instruments approximate fair value.

New Accounting Pronouncements

In May 2014, FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606). ASU 2014-09 clarifies the principles for recognizing revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This guidance affects entities that enter into contracts with customers to transfer goods or services, and supersedes prior GAAP guidance, namely ASC Topic 605 Revenue Recognition. ASU 2014-09 is to be applied on a full or modified retrospective basis. In August 2015, the FASB issued ASU No. 2015-14, Revenue from Contracts with Customers (Topic 606) Deferral of the Effective Date, which delays the effective date of ASU 2014-09 by one year. As a result, ASU 2014-09 will be effective for fiscal years beginning after December 15, 2018 for private companies, with early adoption permitted but not prior to the original effective date of annual periods beginning after December 15, 2017. The FASB issued four additional ASUs that clarify the original guidance as presented in ASU 2014-09. These ASUs focus on clarification of principal versus agent considerations, performance obligations and licensing, and provides for application of certain practical expedients and narrow-scope improvements. In June 2020, the FASB issued ASU 2020-05, extending the effective date for certain entities that have not issued their financial statements to periods beginning after December 15, 2019. Early implementation is permitted. During 2020, the Company has implemented this accounting guidance.

F-42

MDDV, INC. AND SUBSIDIARY

NOTES TO THE FINANCIAL STATEMENTS, Continued

for the years ended December 31, 2020 and 2019

Note 1:	Summary of Significant Accounting Policies, Continued

New Accounting Pronouncements, Continued

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The guidance in ASU 2016-02 provides guidance in GAAP about the recognition of assets and liabilities by lessees for those leases classified as operating leases under GAAP. The guidance requires that a lessee should recognize in the statement of financial position a liability to make lease payments and a right-to-use asset representing the company’s right to use the underlying assets for the term of the lease. The guidance allows a lessee who enter into a lease with a term of 12 months or less to make an accounting policy election to not recognize assets and liabilities. The provisions of ASU 2016-02 are effective for the fiscal periods beginning after December 15, 2019, and for interim periods within fiscal years beginning after December 15, 2020. During November 2019, the FASB issued ASU 2019-10, extending the effective date of the ASU to periods beginning after December 15, 2020. In June 2020, the FASB issued ASU 2020-05, extending the effective date to periods beginning after December 15, 2021. Early implementation is permitted. The Company has not yet elected this accounting guidance.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. Subsequently, the FASB has issued the following standards related to ASU No. 2016-13: ASU No. 2019-11, Codification Improvements to Topic 326, Financial Instruments - Credit Losses, ASU No. 2019-05, Financial Instruments - Credit Losses (Topic 326): Targeted Transition Relief; ASU No. 2019-04, Codification Improvements to Topic 326, Financial Instruments - Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments; and ASU No. 2018-19, Codification Improvements to Topic 326, Financial Instruments - Credit Losses. ASU No. 2016-13 requires entities to measure all expected credit losses for most financial assets held at the reporting date based on an expected loss model, which includes historical experience, current conditions, and reasonable and supportable forecasts. Entities will now use forward-looking information to better form their credit loss estimates. ASU No. 2016-13 also requires enhanced disclosures to help financial statement users better understand assumptions used in estimating expected credit losses. The amendments in these ASUs are effective for fiscal years beginning after December 15, 2020, with early adoption permitted for fiscal years beginning after December 15, 2018. The Company has not yet elected this accounting guidance.

F-43

MDDV, INC. AND SUBSIDIARY

NOTES TO THE FINANCIAL STATEMENTS, Continued

for the years ended December 31, 2020 and 2019

Note 1:	Summary of Significant Accounting Policies, Continued

New Accounting Pronouncements, Continued

In January 2017, the FASB issued ASU 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business, which assists entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. The standard provides a screen that when substantially all of the fair value of the gross assets acquired (or disposed of) is concentrated in a single identifiable asset or a group of similar identifiable assets, the set is not a business. If the screen is not met, the entity then evaluates whether the set meets the requirement that business include, a minimum, an input and a substantive process that together significantly contribute to the ability to create outputs and removes the evaluation of whether a market participant could replace missing elements. The provisions of ASU 2017-01 are effective for annual periods in fiscal years beginning after December 15, 2018, and the guidance should be applied prospectively on or after the date of adoption. The Company has implemented this accounting guidance.

Financial Statement Presentation

Certain amounts in the 2019 financial statements have been reclassified to conform to the 2020 presentation.

Note 2:	Acquisition

On June 1, 2019, DVMD completed its acquisition of Technical Trades Institute, Inc. dba IntelliTec College. The Company has evaluated the business combination accounting considerations, including consideration transferred and the initial purchase price allocation.

Under the asset purchase agreement, DVMD acquired certain assets and assumed certain liabilities of IntelliTec College. At the closing, the Company paid $1 in cash less purchase price adjustments of approximately $660,000. As part of the purchase agreement, IntelliTec is eligible to receive performance payments equal to 25% of the surplus cash flow from the closing date through December 31, 2022 less any purchase price adjustments. Management has estimated total future performance payments of $910,000. The purchase agreement requires an offset of the purchase price adjustments and estimated future performance payments for a net amount of $250,000, as reflected on the accompanying consolidated balance sheets.

The acquisition was accounted for in accordance with the acquisition method of accounting. Under this method, the cost of the target is allocated to the identifiable assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition. The excess estimated fair values of the identifiable net assets over the amount paid resulted in a gain on bargain purchase of $695,951 reflected on the consolidated statements of income.

F-44

MDDV, INC. AND SUBSIDIARY

NOTES TO THE FINANCIAL STATEMENTS, Continued

for the years ended December 31, 2020 and 2019

Note 2:	Acquisition, Continued

The following is a summary of the estimated fair values of the assets acquired and liabilities assumed at the date of the acquisition:

Current and other assets	$2,105,206
Property and equipment	1,467,165
Total assets acquired	3,572,371

Liabilities assumed	(2,626,419)

Net assets acquired	945,952

Purchase price	(250,001)

Gain on bargain purchase	$695,951

Note 3:	Related Party Transactions

In April, September and December 2020, the Company had related party notes receivable of $490,235 with two stockholders secured by personal real estate property, with a fair market value of the property that exceeds the total balance included as related party notes receivable - secured on the accompanying balance sheet. During the year ended December 31, 2020, the notes receivable have interest rates ranging from 0.15% to 1.85% per annum and are payable during various dates through 2021. As of December 31, 2020, there is an outstanding balance of $490,235, which in included in related party notes receivable - secured on the accompanying balance sheet. Subsequent to year-end, the balances were paid in full, as described in Note 14.

In May 2019, stockholders of Asher and members of DVMD, who reside in Sacramento, California and Naples, Florida, contributed $1,000,000 to DVMD. In December 2020, DVMD distributed $1,110,833, including $110,833 of preferred returns, to the stockholders of Asher and members of DVMD.

As of December 31, 2020 and 2019, there is a balance of $12,762 due from members of the DVMD, who reside in Sacramento, California and Naples, Florida, included in due from related parties on the accompanying consolidated balance sheets.

In March 2020, a stockholder of the Company entered into an agreement with the remaining stockholders to transfer and convey shares and interests in Asher and Horizon Drive for $1,250,000.

F-45

MDDV, INC. AND SUBSIDIARY

NOTES TO THE FINANCIAL STATEMENTS, Continued

for the years ended December 31, 2020 and 2019

Note 3:	Related Party Transactions, Continued

DVMD leases a facility owned by Horizon Drive, an Incline Village, Nevada entity, which is owned by the stockholders of Asher. During the year ended December 31, 2020, DVMD paid $368,500 of rent expense, as described Note 10. In addition, DVMD paid $100,000 to Horizon Drive for down payment on the building. As of December 31, 2020 and 2019, there is $100,000 due from Horizon Drive included in due from related parties on the accompanying consolidated balance sheets.

Asher leases a facility owned by LVG #5, a Las Vegas, Nevada entity that the stockholders have a non-controlling interest. During the years ended December 31, 2020 and 2019, Asher paid $260,000 and $401,159 of rent expense, respectively, as described in Note 10.

For the years ended December 31, 2020 and 2019, the Company had the following related party transactions that eliminate in consolidation:

During 2019, Asher entered into a $500,000 note receivable with interest at 2% maturing June 2021 due from DVMD. As of December 31, 2020, the note was paid in full.

As of December 31, 2020, Asher and DVMD have a related party receivable (payable) of $388,423.

Note 4:	Accounts Receivable and Student Notes Receivable

The Company has institutional retail installment contracts program. The Company has an agreement for the administration and servicing of the retail installment contracts with Tuition Options and UNISA. During 2020, the Company entered into an agreement for the administration and servicing of the retail installment contracts with Tuition Financing Company (TFC). Tuition Options, UNISA and TFC are responsible for the servicing of these retail installment contracts including the maintenance of contract documentation, borrower notifications regarding payments to be made, and to pursue collection efforts on behalf of the Company. Student notes receivable were acquired as part of the acquisition described in Note 2 during 2019.

The allowance for doubtful accounts is maintained to reflect the Company’s best estimate of probable losses resulting from the inability or failure of its students to make required payments. The adequacy of the allowance for doubtful accounts is based on historical bad debt experience and the student status. Generally, a balance is written off once the Company determines the balance will not be collected. The Company estimates their reserve based on the collectability of the earned retail installment contracts, the status of the student and the portfolio’s collection history.

F-46

MDDV, INC. AND SUBSIDIARY

NOTES TO THE FINANCIAL STATEMENTS, Continued

for the years ended December 31, 2020 and 2019

Note 5:	Investments

The Company holds equity security investments which are classified as “available-for-sale”. Available-for-sale securities represent securities carried at fair value on the consolidated balance sheets. Unrealized gains and losses deemed to be temporary are reported net of taxes and are included in other comprehensive income within equity. With the adoption of ASU 2016-01 effective January 1, 2019, unrealized gains and losses related to available-for-sale equity investments are recorded through net income in the consolidated statements of income rather than as a component of accumulated other comprehensive income (loss). Realized gains and losses on available-for-sale securities are included on the accompanying consolidated statements of income and comprehensive income. The cost basis for realized gains and losses on available-for-sale securities is determined on a specific identification basis. During the year ended December 31, 2020 and 2019, the Company realized gains of $9,450 and $61,669, respectively, on sold securities.

The following is a summary of available-for-sale investments as of December 31, 2020:

2020
	Amortized	Fair	Unrealized
	Cost	Value	Gains (Losses)
Marketable equity securities:
Common stocks	$248,858	$263,610	$14,752
Mutual funds	55,169	64,025	8,856

Total investments	$304,027	$327,635	$23,608

The following is a summary of available-for-sale investments as of December 31, 2019:

2019
	Amortized	Fair	Unrealized
	Cost	Value	Gains (Losses)
Marketable equity securities:
Common stocks	$64,387	$121,046	$56,659

Total investments	$64,387	$121,046	$56,659

Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to level of risk associated with certain investment securities, it is at least reasonably possible that changes in any of these factors could materially affect amounts reported.

F-47

MDDV, INC. AND SUBSIDIARY

NOTES TO THE FINANCIAL STATEMENTS, Continued

for the years ended December 31, 2020 and 2019

Note 6:	Fair Value Measurements

Following is a description of the valuation methodologies used for assets measured at fair value:

Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded and categorized as level 1 of the fair value hierarchy.

Mutual funds: Valued at the net asset value (NAV) of shared held by the Company at year end, based on published market quotations on active markets and categorized as level 1 of the fair value hierarchy.

The preceding method described may produce a settlement value calculation that may not be indicative of net realizable value or reflective of future settlement values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the settlement value of certain financial instruments could result in a different settlement value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Company’s assets and liabilities at fair value as of December 31, 2020:

2020
	Fair Value	Level 1
Common stocks	$263,610	$263,610
Mutual funds	64,025	64,025

Total investments at Fair value	$327,635	$327,635

The following table sets forth by level, within the fair value hierarchy, the Company’s assets and liabilities at fair value as of December 31, 2019:

2019

	Fair Value	Level 1
Common stocks	$121,046	$121,046

Total investments at Fair value	$121,046	$121,046

F-48

MDDV, INC. AND SUBSIDIARY

NOTES TO THE FINANCIAL STATEMENTS, Continued

for the years ended December 31, 2020 and 2019

Note 7:	Property and Equipment

Property and equipment consists of the following as of December 31:

	2020	2019
Vehicles	$125,549	$127,075
Computer and office equipment	1,174,335	1,168,880
Furniture and fixtures	403,893	387,082
Leasehold improvements	1,645,015	1,633,155
	3,348,792	3,316,192
Less: accumulated depreciation	(1,631,436)	(1,257,585)

	$1,717,356	$2,058,607

The following additional information for property and equipment is required to support the calculation of the composite score in supplementary information financial responsibility supplemental schedule:

Property and equipmet as of December 31, 2019	$2,058,607
Less: 2020 depreciation expense	(370,030)

Pre-implementation property and equipment as of December 31, 2020	$1,688,577

Property and equipment acquired during the year ended December 31, 2020	$32,597
Less: 2020 depreciation expense	(3,818)

Post-implementation property and equipment as of
December 31, 2020	$28,779

F-49

MDDV, INC. AND SUBSIDIARY

NOTES TO THE FINANCIAL STATEMENTS, Continued

for the years ended December 31, 2020 and 2019

Note 8:	Debt

Debt consists of the following as of December 31:

		2020	2019
1)	A note payable to River City Bank for equipment, requiring monthly payments of $5,916, including interest of 4.05% with principal due and matures on January 2020.	$-	$5,733

2)	A note payable to Audi Reno Tahoe, requiring monthly payments of $1,193, including interest of 3.49% with principal due and matures on January 2023.	-	41,797

3)	A note payable to Audi Reno Tahoe, requiring monthly payments of $889, including interest of 3.99% with principal due and matures on January 2024.	-	40,088

4)	A note payable to the SBA, requiring monthly payments of $58,968, including interest of 1% with principal due on April 2020 and matures in April 2022.	1,047,672	-
Total		1,047,672	87,618
Less: current portion		(812,439)	(28,016)

Long-term portion		$235,233	$59,602

Future maturities of debt are as follows:

Year ending December 31,
2021	$812,439
2022	235,233
Thereafter	-

$1,047,672

F-50

MDDV, INC. AND SUBSIDIARY

NOTES TO THE FINANCIAL STATEMENTS, Continued

for the years ended December 31, 2020 and 2019

Note 8:	Debt, Continued

The note payable to River City Bank described above is guaranteed by the stockholders and is collateralized by certain assets of the Company. The loan agreement also contains certain restrictions and covenants. The Company is required to maintain profitable operations (greater than or equal to $1) and a tangible net worth (greater than $500,000) measured at December 31st. In addition, the Company is required to provide certain financial data to River City Bank, as outlined in the loan agreement. As of December 31, 2020, the balance has been paid in full.

During April and May, the Company received SBA loans of $1,047,672 and $1,667,784, respectively, under the Paycheck Protection Program Loan, a loan program designed to provide a direct incentive for small businesses and organizations to keep their workers on payroll. The SBA will forgive the loan if employees are kept on payroll for 8 to 24 weeks and the money is used for payroll, rent, mortgage interest or utilities. If not forgiven, the interest rates are 1%, respectively, per year and payments of all accrued but unpaid interest on portion of outstanding principal must be made every month beginning 6 months from the date of the promissory notes. The Company has received forgiveness of debt of $1,667,784 and has been included in gain on debt forgiveness on the accompanying statements of income for the year ended December 31, 2020.

Note 9:	Equity

MDDV, Inc. dba Asher College

Stock Agreement

Asher has a stock agreement which provides the option of Asher and the remaining stockholders to purchase all stock from a stockholder upon the occurrence of an Option Event (insolvency, bankruptcy, breach or divorce). In the event of a divorce of a stockholder, this option only applies to the stock transferred to the spouse of the divorced stockholder and not the stock retained by the divorced stockholder. The price of the stock sold will be at fair market value as determined by an independent appraiser. Also, Asher shall purchase and the representative of the deceased stockholder shall sell the stock of the stockholder when a Redemption Event (death of a stockholder) has occurred at fair market value as determined by an independent appraiser. During March 2020, a stockholder of the Company sold his fifty shares in the Company to the remaining stockholders of the Company, as described in Note 2.

DVMD, LLC dba IntelliTec College

DVMD has two classes of membership interest outstanding: Class A Units and Class B units. The holders of Class A Units and Class B Units shall vote together as a single class in proportion to the Member’s percentage interest on all matters to be voted on by the holders of units, except as otherwise provided in the bylaws of DVMD.

F-51

MDDV, INC. AND SUBSIDIARY

NOTES TO THE FINANCIAL STATEMENTS, Continued

for the years ended December 31, 2020 and 2019

Note 9:	Equity, Continued

Class A Units

1,000 Class A Units were issued in connection with the formation of DVMD. Each holder of Class A units participates in profits, losses and distributions in proration of 60% of the holder’s percentage of Class A units.

Class B Units

1,000 Class B Units were issued in connection with the formation of DVMD for $1,000. Each holder of Class B units participates in profits, losses and distributions in proration of 40% of the holder’s percentage of Class B units. Class B Units receive a priority return which is an amount equal to 7% per annum of the Class B member’s unreturned capital. In December 2020, DVMD distributed $1,110,833, which included $110,833 of preferred returns, to Class B members.

All available cash, including proceeds from a capital event but excluding proceeds from the dissolution of DVMD, shall be distributed to members in the following order of priority: (a) in proportion to each Class B member’s unreturned priority return until all Class B members’ unreturned priority return have been reduced to zero; (b) until all Class B members’ unreturned capital have been reduced to zero, thirty percent (30%) to the Class A members in proportion to their respective percentage interests, and seventy percent (70%) to Class B members in proportion to their respective percentage interests; (c) once all Class B members’ unreturned priority return and unreturned capital have both been reduced to zero, then all further distributions shall be to the members in proportion to their respective percentage interests.

Note 10:	Lease Commitments

The Company leases certain operating and administrative facilities as well as certain equipment under non-cancelable operating leases expiring at various dates through August 2029. In most cases, the facility leases require the Company to pay various operating expenses of the facilities in addition to base monthly lease payments.

The Company has non-cancelable leases with LVG #5 and Horizon Drive for operating and administrative facilities in Las Vegas, Nevada, and Grand Junction, Colorado, as described in Notes 1 and 3.

The Company has a non-cancelable lease for an operating and administrative facility in Dallas, Texas that requires a letter of credit be posted in the amount of $250,000, as described in Note 1. The letter of credit will no longer be required after February 1, 2024.

Rent expense is recorded evenly over the term of the leases. The difference between rent expense recorded and the amount paid is reflected as deferred rent on the accompanying consolidated balance sheets.

F-52

MDDV, INC. AND SUBSIDIARY

NOTES TO THE FINANCIAL STATEMENTS, Continued

for the years ended December 31, 2020 and 2019

Note 10:	Lease Commitments, Continued

Future minimum lease payments under the non-cancelable operating leases are as follows:

Year ending December 31,
2021	$3,139,918
2022	3,213,773
2023	2,889,582
2024	2,405,878
2025	1,817,579
Thereafter	4,413,513

$17,880,243

Total rent expense for office and instructional space for the year ended December 31, 2020 and 2019 was $4,102,351, and $2,963,147, respectively, and is included in rent and occupancy expense on the accompanying consolidated statements of income.

Total equipment lease expense for the years ended December 31, 2020 and 2019 was $46,733 and $34,091, respectively, and is included in general and administrative expense on the accompanying statements of income.

Note 11:	Provision for Income Taxes

The components of the provision for income taxes consist of the following as of December 31:

	2020	2019
Current
Federal	$770,457	$26,530
State	163,045	9,483

Total	933,502	36,013

Deferred
Federal	(300,705)	(25,201)
State	(85,100)	(27,706)

Total	(385,805)	(52,907)

Provision for income taxes	$547,697	$(16,894)

F-53

MDDV, INC. AND SUBSIDIARY

NOTES TO THE FINANCIAL STATEMENTS, Continued

for the years ended December 31, 2020 and 2019

Note 11:	Provision for Income Taxes, Continued

Deferred income taxes have been provided in recognition of timing differences in reporting items for income taxes and financial statement purposes. The change in the components of deferred taxes consist of the following as of December 31:

	2020	2019
Allowance for bad debts	$(162,890)	$(81,928)
Vacation accrual	(30,565)	(4,508)
Excess of book over tax depreciation	(54,362)	39,010
Deferred rent	(55,038)	(79,068)
Gain on bargain purchase	(82,950)	106,163
Other	-	(32,576)

	$(385,805)	$(52,907)

The Company has a deferred tax asset of $564,152 and $178,347 at December 31, 2020 and 2019, respectively, resulting from the timing differences described above.

Note 12:	401(k) Plans

Asher sponsors a defined contribution 401(k) and profit sharing plan for all employees meeting age and length of service requirements. Generally, employees may make 401(k) contributions up to 4% of their yearly compensation, subject to statutory limits. Employer matching 401(k) contributions and profit sharing contributions are at the discretion of management. For the year ended December 31, 2020 and 2019, employer matching contributions totaled $32,068 and $28,228, respectively.

Intellitec sponsors a defined contribution 401(k) and profit sharing plan for all employees meeting age and length of service requirements. Generally, employees may make 401(k) contributions up to 90% of their yearly compensation, subject to statutory limits. Employer matching 401(k) contributions and profit sharing contributions are at the discretion of management.

F-54

MDDV, INC. AND SUBSIDIARY

NOTES TO THE FINANCIAL STATEMENTS, Continued

for the years ended December 31, 2020 and 2019

Note 13:	Commitments and Contingencies

Regulatory

In order for students to participate in Title IV federal financial aid programs, the Company is required to maintain certain standards of financial responsibility and administrative capability. In addition, Asher is accredited with ACCET and IntelliTec is accredited by ACCSC and must comply with the rules and regulations of each accrediting body. As a result, the Company may be subject to audits, investigations, claims of noncompliance or lawsuits by government agencies, regulatory bodies, or third parties. While there can be no assurance that such matters will not occur, and if they do occur will not have a material adverse effect on these financial statements, management believes that the Company has complied with all regulatory requirements as of the date of the financial statements.

Borrowers Defense to Repayment

On October 28, 2016, the U.S. Department of Education (the Department) published its new regulations with an effective date of July 1, 2017. The new regulations allow a borrower to assert a defense to repayment on the basis of a substantial misrepresentation, any other misrepresentation in cases where certain other factors are present, a breach of contract or a favorable nondefault contested judgment against a school for its act or omission relating to the making of the borrower’s loan or the provision of educational services for which the loan was provided. In addition, the financial responsibility standards contained in the new regulations establish the conditions or events that trigger the requirement for an institution to provide the Department with financial protection in the form of a letter of credit or other security against potential institutional liabilities. Triggering conditions or events include, among others, certain state, federal or accrediting agency actions or investigations.

The new regulations also prohibit schools from requiring that students agree to settle future disputes through arbitration. Management believes no misrepresentations have occurred nor has any agency actions or investigations occurred as of the date of these financial statements.

In June 2017, the Department postponed the effective date of the borrower’s defense to repayment regulation. In October 2018, a federal judge ordered the Department to implement the borrower’s defense to repayment rules immediately. In March 2019, the Department published its rules for enforcing the regulations related to borrowers’ defense to repayment.

F-55

MDDV, INC. AND SUBSIDIARY

NOTES TO THE FINANCIAL STATEMENTS, Continued

for the years ended December 31, 2020 and 2019

Note 13:	Commitments and Contingencies, Continued

Gainful Employment

During 2014, the Department published gainful employment regulations impacting programs required to prepare graduates for gainful employment in a recognized occupation. Many academic programs offered by Title IV participating private sector institutions of higher education must prepare students for gainful employment in a recognized occupation when direct loans are received by the students. The gainful employment regulations became effective July 1, 2015.

The gainful employment regulations have a framework with three components:

●	Certification: Institutions must certify that each of their gainful employment programs meet state and federal licensure, certification and accreditation requirements.

●	Accountability Measures: To maintain Title IV eligibility, gainful employment programs will be required to meet minimum standards for the debt burden versus the earnings of their graduates.

■	Pass: Programs whose graduates have annual loan payments less than 8% of total earnings or less than 20% of discretionary earnings.
■	Zone: Programs whose graduates have annual loan payments between 8% and 12% of total earnings or between 20% and 30% of discretionary earnings.
■	Fail: Programs whose graduates have annual loan payments greater than 12% of total earnings and greater than 30% of discretionary earnings.

●	Transparency: Institutions will be required to make public disclosures regarding the performance and outcomes of their gainful employment programs. The disclosures will include information such as costs, earnings, debt and completion rates.

The accountability measures will typically weigh a calculated debt burden from graduates who completed their studies three and four years prior to the measuring academic year and earnings from the most recent calendar year prior to the conclusion of the measuring academic year. Programs that fail the accountability measures in two out of any three consecutive years or are in the Zone for four consecutive years will be disqualified from participation in the Title IV programs. An institution has 45 days from receipt of the gainful employment rates to appeal the draft metrics. In addition, the gainful employment regulations contemplate a transition period in the first several years to afford institutions the opportunity to make changes to their programs and retain Title IV eligibility.

F-56

MDDV, INC. AND SUBSIDIARY

NOTES TO THE FINANCIAL STATEMENTS, Continued

for the years ended December 31, 2020 and 2019

Note 13:	Commitments and Contingencies, Continued

On July 1, 2019, the Department rescinded the gainful employment regulations effective July 1, 2020 with early implementation allowable effective July 1, 2019. The Company has early implemented the rescission of the gainful employment regulations.

Composite Score
The Department requires institutions to meet standards of financial responsibility. The Department deems an institution financially responsible when the composite score is at least 1.5. For the year ended December 31, 2020, the Company’s composite score was 2.5.

Letter of Credit Requirement
In September 2018, IntelliTec was notified by the Department that it had failed to meet the financial responsibility standards established by the Department for the year ended December 31, 2017. To be able to continue participating in FSA programs, the Department required a letter of credit totaling $1,589,340 to be posted in favor of the Department by July 1, 2019. The previous owners of IntelliTec posted a $300,000 letter of credit in January 2019. A stockholder of the Company used personal assets and posted two letters of credit; one for $300,000 in March 2019 and the other for $589,340 in June 2019. The landlord for one of the locations in Colorado Springs posted the final letter of credit in the amount of $400,000 in June 2019. During February 2020, all letters of credit were released.

Surety Bond Requirement
As part of its normal business operations, DVMD is required to provide surety bonds in Colorado and New Mexico. In June 2019, DVMD entered into surety bond facilities with insurance companies to provide $1,650,000 to the Colorado Department of Higher Education’s Division of Private Occupational Schools and $650,000 to the New Mexico Higher Education Department as part of being issued a Certificate of Approval. During June 2020, the bond in Colorado was increased to $2,500,000.

COVID-19 Pandemic
In March 2020, the COVID-19 outbreak was declared a pandemic by the World Health Organization, which recommended containment and mitigation measures worldwide. The outbreak and the response of governmental and public health organization in dealing with the pandemic included restricting general activity levels within communities, the economy, and activities of our customers. While the Company has experienced an impact to its business, operations, and financial results as a result of the COVID-19 pandemic, it may have even more far reaching impacts on many aspects of operations including the impact on customer behaviors, business operations, employees, and the market in general. The extent to which the COVID-19 pandemic ultimately impacts the Company’s business, financial conditions, results

F-57

MDDV, INC. AND SUBSIDIARY

NOTES TO THE FINANCIAL STATEMENTS, Continued

for the years ended December 31, 2020 and 2019

Note 13:	Commitments and Contingencies, Continued

of operations, cash flows, and liquidity may differ from management’s current estimates due to inherent uncertainties regarding the duration and further spread of the outbreak, actions taken to contain the virus, as well as, how quickly and to what extent normal economic and operations conditions can resume.

Litigation

Management does not believe the Company is currently a party to any pending or threatened litigation arising from services currently or formerly performed by the Company. To the extent that there may be pending or threatened litigation that management is unaware of, they do not believe there to be any possible claims that could have a material adverse effect on their business, results of operations or financial condition.

Note 14:	Subsequent Events

Subsequent to year-end, the Company received the remaining balance of the related party note receivable.

Subsequent to year-end, the Company entered into a related party note receivable with stockholders of $165,625. In March 2021, the Company received the $165,625 from the stockholders.

Subsequent events have been evaluated through April 29, 2021, which is the date the financial statements were available to be issued.

F-58

Supplementary Information

F-59

MDDV, INC. AND SUBSIDIARY

SUPPLEMENTARY INFORMATION

(Information Required by the U.S. Department of Education)

for the years ended December 31, 2020 and 2019

Related Party Transactions

The Company participates in Federal programs authorized by Title IV of the Higher Education Act of 1965, as amended (HEA), which are administered by the U.S. Department of Education. The Company must comply with the regulations promulgated under the HEA. Those regulations require that all related party transactions be disclosed, regardless of their materiality to the financial statements.

In April, September and December 2020, the Company had related party notes receivable of $490,235 with two stockholders secured by personal real estate property, with a fair market value of the property that exceeds the total balance included as related party notes receivable - secured on the accompanying balance sheet. During the year ended December 31, 2020, the notes receivable have interest rates ranging from 0.15% to 1.85% per annum and are payable during various dates through 2021. As of December 31, 2020, there is an outstanding balance of $490,235, which in included in related party notes receivable - secured on the accompanying balance sheet. Subsequent to year-end, the balances were paid in full, as described in Note 14.

In May 2019, stockholders of Asher and members of DVMD, who reside in Sacramento, California and Naples, Florida, contributed $1,000,000 to DVMD. In December 2020, DVMD distributed $1,110,833, including $110,833 of preferred returns, to the stockholders of Asher and members of DVMD.

As of December 31, 2020 and 2019, there is a balance of $12,762 due from members of the DVMD, who reside in Sacramento, California and Naples, Florida, included in due from related parties on the accompanying consolidated balance sheets.

In March 2020, a stockholder of the Company entered into an agreement with the remaining stockholders to transfer and convey shares and interests in Asher and Horizon Drive for $1,250,000.

DVMD leases a facility owned by Horizon Drive, an Incline Village, Nevada entity, which is owned by the stockholders of Asher. During the year ended December 31, 2020, DVMD paid $368,500 of rent expense, as described Note 10. In addition, DVMD paid $100,000 to Horizon Drive for down payment on the building. As of December 31, 2020 and 2019, there is $100,000 due from Horizon Drive included in due from related parties on the accompanying consolidated balance sheets.

Asher leases a facility owned by LVG #5, a Las Vegas, Nevada entity that the stockholders have a non-controlling interest. During the years ended December 31, 2020 and 2019, Asher paid $260,000 and $401,159 of rent expense, respectively, as described in Note 10.

For the years ended December 31, 2020 and 2019, the Company had the following related party transactions that eliminate in consolidation:

The financial statements and accompanying notes should be read in connection with the supplementary information.

F-60

MDDV, INC. AND SUBSIDIARY

SUPPLEMENTARY INFORMATION

(Information Required by the U.S. Department of Education)

for the years ended December 31, 2020 and 2019

Related Party Transactions, Continued

During 2019, Asher entered into a $500,000 note receivable with interest at 2% maturing June 2021 due from DVMD. As of December 31, 2020, the note was paid in full.

As of December 31, 2020, Asher and DVMD have a related party receivable (payable) of $388,423.

Title IV 90/10 Revenue Percentage

The Company derives a substantial portion of its revenues from financial aid received by its students under programs authorized by Title IV of the HEA, which are administered by the U.S. Department of Education. To continue to participate in the programs, the Company must comply with the regulations promulgated under the HEA. The regulations restrict the proportion of cash receipts for tuition, fees, and other institutional charges from eligible programs to not be more than 90 percent from Title IV programs. The failure of the Company to meet the 90 percent limitation for two consecutive years will result in the loss of the Company’s ability to participate in Title IV programs. If a school receives more than 90 percent of its revenue from Title IV programs during its fiscal year, the school becomes provisionally certified for the next two fiscal years.

For the year ended December 31, 2020, Asher and DVMD had the following Title IV revenue percentages:

OPEID NUMBER: 04057300	68.57%
OPEID NUMBER: 03066900	88.44%
OPEID NUMBER: 02253700	51.55%

Financial Responsibility

The U.S. Department of Education issued regulations, effective July 1, 2020, regarding additional disclosures deemed necessary to calculate certain ratios for determining sufficient financial responsibility under Title IV. These disclosures are not required by accounting principles generally accepted in the United States of America but are intended for use by the U.S. Department of Education and to ensure compliance with Federal Title IV regulations.

For the year ended December 31, 2020, the Company’s composite score was 2.5, as calculated on page 43.

The information, presented on pages 33 through 43, is required by the U.S. Department of Education and presented for purposes of additional analysis and is not a required part of the basic financial statements.

The financial statements and accompanying notes should be read in connection with the supplementary information.

F-61

INDEPENDENT AUDITORS’ REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING AND ON COMPLIANCE AND OTHER MATTERS BASED ON AN AUDIT OF FINANCIAL STATEMENTS PERFORMED IN ACCORDANCE WITH GOVERNMENT AUDITING STANDARDS

To the Board of Directors of

MDDV, Inc. AND SUBSIDIARY

Sacramento, California

We have audited, in accordance with the auditing standards generally accepted in the United States of America and the standards applicable to financial audits contained in Government Auditing Standards issued by the Comptroller General of the United States, the financial statements of MDDV, Inc. and Subsidiary (the Company), which comprise the consolidated balance sheet as of December 31, 2020, and the related consolidated statements of income, equity, and cash flows for the year then ended, and the related notes to the financial statements and have issued our report thereon dated April 29, 2021.

Internal Control Over Financial Reporting

In planning and performing our audit of the financial statements, we considered the Company’s internal control over financial reporting (internal control) to determine the audit procedures that are appropriate in the circumstances for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, we do not express an opinion on the effectiveness of the Company’s internal control.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A material weakness is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity’s financial statements will not be prevented, or detected and corrected on a timely basis. A significant deficiency is a deficiency or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

Our consideration of internal control was for the limited purpose described in the first paragraph of this section and was not designed to identify all deficiencies in internal control that might be material weaknesses or significant deficiencies and therefore, material weaknesses or significant deficiencies may exist that were not identified. Given these limitations, during our audit we did not identify any deficiencies in internal control that we consider to be material weaknesses. We did identify a certain deficiency in internal control, described in the accompanying schedule of findings and questioned costs, as item 2020-01 that we consider to be a significant deficiency.

F-62

Compliance and Other Matters

As part of obtaining reasonable assurance about whether the Company’s financial statements are free of material misstatement, we performed tests of its compliance with certain provisions of laws, regulations, contracts and grant agreements, noncompliance with which could have a direct and material effect on the determination of financial statement amounts. Such tests included compliance tests as set forth in the Guide For Audits of Proprietary Schools and For Compliance Attestation Engagements of Third-Party Servicers Administering Title IV Programs (the Guide), issued by the U.S. Department of Education, Office of Inspector General including those relating to related parties and percentages of revenue derived from Title IV Programs. However, providing an opinion on compliance with those provisions was not an objective of our audits, and accordingly, we do not express such an opinion. The results of our tests disclosed no instances of noncompliance or other matters that are required to be reported under Government Auditing Standards or the Guide.

The Company’s Response to the Finding

The Company’s response to the finding identified in our audit is described in the accompanying schedule of findings and questioned costs. The Company’s responses was not subjected to the auditing procedures applied in the audit of the financial statements and, accordingly, we express no opinion on it.

Purpose of this Report

The purpose of this report is solely to describe the scope of our testing of internal control and compliance and the results of that testing, and not to provide an opinion on the effectiveness of the Company’s internal control or on compliance. This report is an integral part of an audit performed in accordance with Government Auditing Standards in considering the Company’s internal control and compliance. Accordingly, this communication is not suitable for any other purpose.

San Diego, California

April 29, 2021

F-63

MDDV, INC. AND SUBSIDIARY

SCHEDULE OF FINDINGS AND QUESTIONED COSTS, Continued

for the year ended December 31, 2020

FINDING 2020-01 - Accounting Adjustments Not Identified By The Company’s Internal Control Procedures (Significant Deficiency)

Criteria:

Management bears the responsibility for presenting the Company’s financial statements, including disclosures, in accordance with Generally Accepted Accounting Principles (GAAP).

Condition:

The Company did not identify all necessary accrual entries to fairly state the financial statements in accordance with GAAP.

Cause:

The Company’s internal control procedures did not identify all accrual entries.

Effect:

The financial statements are not fairly stated in accordance with accounting principles generally accepted in the United States of America.

Recommendation:

The internal controls should be established to identify necessary adjustments.

Management Response and Corrective Action:

Management has instituted policies to identify and make adjustments in a timely manner and in accordance with GAAP.

F-64

MDDV, Inc. AND SUBSIDIARY

FINANCIAL STATEMENTS and

SUPPLEMENTARY INFORMATION

for the periods ended June 30, 2021 and 2020

Weworski & Associates

Certified Public Accountants

F-65

MDDV, Inc. AND SUBSIDIARY

for the periods ended June 30, 2021 and 2020

F-66

MDDV, INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

June 30, 2021 and 2020

ASSETS

	2021	2020
Current assets:
Cash and cash equivalents	$9,233,980	$9,525,977
Investments	547,965	233,062
Accounts receivable, net of allowance for doubtful accounts of $1,083,759 and $931,291, respectively	8,688,146	7,701,014
Student notes receivable, net of allowance for doubtful accounts of $329,859 and $386,727, respectively	219,905	257,817
Related party note receivable - secured	-	156,250
Due from related parties	276,043	112,762
Inventory	273,716	211,109
Prepaid expenses and other current assets	65,712	99,655

Total current assets	19,305,467	18,297,646

Property and equipment, net	1,558,186	1,901,673

Other assets:
Restricted cash	250,000	250,000
Accounts receivable, net of allowance for doubtful accounts of $152,000 and $125,000, respectively	238,370	216,871
Student notes receivable, net of allowance for doubtful accounts of $1,294,941 and $530,221, respectively	863,296	353,482
Deposits	229,397	246,213
Deferred tax asset	706,359	417,643

Total other assets	2,287,422	1,484,209

Total assets	$23,151,075	$21,683,528

The independent accountants’ review report and accompanying notes should be read in connection with these financial statements.

F-67

MDDV, INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS, Continued

June 30, 2021 and 2020

LIABILITIES AND EQUITY

	2021	2020
Current liabilities:
Accounts payable	$893,429	$559,820
Accrued expenses	743,828	591,211
Income taxes payable	636,351	349,431
Student deposits and refunds payable	1,270,590	565,029
Deferred revenue	10,679,130	11,299,544
Current portion of debt	-	2,797,341

Total current liabilities	14,223,328	16,162,376

Deferred rent	730,457	596,182
Contingent liability (Note 2)	250,000	250,000

Total liabilities	15,203,785	17,008,558

Equity:
Controlling interest in equity:
Common stock, no par value, 100 shares authorized; no shares issued or outstanding	-	-
Additional paid-in capital	10,426	10,426
Retained earnings	5,826,601	2,815,247

Total controlling interest in equity	5,837,027	2,825,673

Noncontrolling interest in equity	2,110,263	1,849,297

Total equity	7,947,290	4,674,970

Total liabilities and equity	$23,151,075	$21,683,528

The independent accountants’ review report and accompanying notes should be read in connection with these financial statements.

F-68

MDDV, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME

for the periods ended June 30, 2021 and 2020

	2021	2020
Revenue:
Tuition income, net	$17,643,281	$13,966,717
Clinic income	60,917	32,740

Total revenue	17,704,198	13,999,457

Operating expenses:
Instructional	4,682,280	3,599,661
Selling and promotional	1,181,172	639,907
General and administrative	7,316,795	6,075,930
Rent and occupancy	2,183,787	2,078,138
Depreciation	171,714	173,658

Total operating expenses	15,535,748	12,567,294

Income from operations	2,168,450	1,432,163

Other income (expense):
Realized gain on sale of investment securities	31,389	-
Dividend income	9,598	5,036
Other income (expense)	67,350	(16,348)
Interest income	19,098	15,707
Gain on debt forgiveness	1,047,672	-
Interest expense	(34,321)	(25,654)

Total other income (expense)	1,140,786	(21,259)

Income before provision for income taxes and noncontrolling interest	3,309,236	1,410,904

Provision for income taxes	(572,703)	(71,392)

Net income including noncontrolling interest	2,736,533	1,339,512

Less: noncontrolling interest in net income	660,099	372,165

Net income	$2,076,434	$967,347

The independent accountants’ review report and accompanying notes should be read in connection with these financial statements.

F-69

MDDV, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF EQUITY

for the periods ended June 30, 2021 and 2020

	Controlling Interest in Equity
	Common	Additional Paid-in	Retained	Noncontrolling Interest In
	Stock	Capital	Earnings	Equity	Total

Balance at December 31, 2019	$-	$10,426	$2,401,599	$1,501,277	$3,913,302

ASC 606 Adjustment (Note 1)	-	-	(553,699)	(24,145)	(577,844)

Net income	-	-	967,347	372,165	1,339,512

Balance at June 30, 2020	$-	$10,426	$2,815,247	$1,849,297	$4,674,970

Balance at December 31, 2020	$-	$10,426	$4,750,167	$2,430,164	$7,190,757

Dividends and distributions	-	-	(1,000,000)	(980,000)	(1,980,000)

Net income	-	-	2,076,434	660,099	2,736,533

Balance at June 30, 2021	$-	$10,426	$5,826,601	$2,110,263	$7,947,290

The independent accountants’ review report and accompanying notes should be read in connection with these financial statements.

F-70

MDDV, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

for the periods ended June 30, 2021 and 2020

	2021	2020
Cash flows from operating activities:
Cash received - tuition and fees	$14,898,753	$14,856,577
Cash paid to suppliers and employees	(12,885,797)	(10,628,446)
Dividend income received	9,598	5,036
Other income received	67,350	(16,348)
Interest income received	19,098	15,707
Interest expense paid	(34,321)	(25,654)
Income taxes paid	(953,838)	-

Net cash provided by operating activities	1,120,843	4,206,872

Cash flows from investing activities:
Purchases of property and equipment	(12,544)	(16,724)
Purchases of investment securities	(267,376)	(114,023)
Proceeds from sale of investment securities	78,435	2,007

Net cash used in investing activities	(201,485)	(128,740)

Cash flows from financing activities:
Payments from (to) related parties, net	326,954	(156,250)
Proceeds from issuance of debt	-	2,715,456
Principal payments on debt	-	(5,733)
Dividends and distributions paid	(1,980,000)	-

Net cash provided by (used in) financing activities	(1,653,046)	2,553,473

Net increase (decrease) in cash, cash equivalents, and restricted cash	(733,688)	6,631,605

Cash, cash equivalents, and restricted cash, Beginning	10,217,668	3,144,372

Cash, cash equivalents, and restricted cash, Ending	$9,483,980	$9,775,977

The independent accountants’ review report and accompanying notes should be read in connection with these financial statements.

F-71

MDDV, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS, Continued

for the periods ended June 30, 2021 and 2020

Reconciliation of net income including noncontrolling interest to net cash provided by operating activities:	2021	2020

Net income including noncontrolling interest	$2,736,533	$1,339,512

Adjustments to reconcile net income including noncontrolling interest to net cash provided by operating activities:
Depreciation	171,714	173,658
Gain on sale of investment securities	(31,389)	-
Gain on debt forgiveness	(1,047,672)	-
Deferred income taxes	(142,207)	(239,296)
Changes in assets and liabilities:
Accounts receivable, net	(199,775)	(1,437,265)
Student notes receivable, net	(204,957)	(223,695)
Inventory	25,785	-
Prepaid expenses and other current assets	125,795	183,921
Deposits	(1,465)	799
Accounts payable	372,735	123,703
Accrued expenses	(42,422)	98,544
Income taxes payable	(238,928)	310,688
Student deposits and refunds payable	400,725	208,231
Deferred revenue	(777,564)	3,510,972
Deferred rent	(26,065)	157,100

Total adjustments	(1,615,690)	2,867,360

Net cash provided by operating activities	$1,120,843	$4,206,872

Reconciliation of cash and restricted cash to cash, cash equivalents, and restricted cash at the end of the year:

Cash and cash equivalents	$9,233,980	$9,525,977
Restricted cash	250,000	250,000

Total cash, cash equivalents, and restricted cash at the end of the year	$9,483,980	$9,775,977

The independent accountants’ review report and accompanying notes should be read in connection with these financial statements.

F-72

MDDV, Inc. AND SUBSIDIARY

NOTES TO THE FINANCIAL STATEMENTS

for the periods ended June 30, 2021 and 2020

Note 1:	Summary of Significant Accounting Policies

The following items comprise the significant accounting policies of the Company. The policies reflect industry practices and conform to accounting principles generally accepted in the United States of America.

Company’s Activities

MDDV, Inc. and Subsidiary are collectively referred to as “the Company” throughout the report.

MDDV, Inc. dba Asher College (Asher) is a California corporation engaged in the business of operating a vocational-technical school with locations in Sacramento, California, Las Vegas, Nevada and Dallas, Texas. The Company offers training courses in information technology and health services. The Company was incorporated in 1998 and is operating under accreditation from the Accrediting Council for Continuing Education and Training (ACCET) and approved to operate in the state of California by the Bureau of Private Postsecondary Education (BPPE). Asher has a fictitious business name MDDV, Inc. dba Asher College for business in California, Texas and Nevada.

During 2019, Asher formed DVMD, LLC, a California limited liability company doing business as IntelliTec College (DVMD), of which Asher holds a 51% ownership in, as described in Note 9. In March 2019, DVMD entered into a purchase agreement with Technical Trades Institute, Inc. dba IntelliTec College (IntelliTec), as described in Note 2. IntelliTec is a Colorado corporation, operating a post-secondary school offering various certificates in various allied health, automotive, cosmetology and HVAC. IntelliTec is located in Colorado Springs, Colorado and has three additional locations in Grand Junction, Colorado, Pueblo, Colorado, and Albuquerque, New Mexico. IntelliTec is accredited by the Accrediting Commission of Career Schools and Colleges (ACCSC). Subsequent to the acquisition, DVMD was granted approval to participate in the Financial Student Aid programs by the Department of Education.

The financial statements reflect the consolidated balance sheets as of June 30, 2021 and June 30, 2020, and related consolidated statements of income, equity, and cash flows for the six month periods January 1, 2021 to June 30, 2021 and January 1, 2020 to June 30, 2020.

Principles of Consolidation and Noncontrolling Interest

The accompanying financial statements include the accounts of MDDV, Inc. dba Asher College and its Subsidiary, DVMD, LLC dba IntelliTec College. All intercompany transactions and balances have been eliminated in consolidation.

Noncontrolling interest as presented in the accompanying financial statements represents DVMD’s ownership interest not owned by Asher.

See independent accountants’ review report.

F-73

MDDV, Inc. AND SUBSIDIARY

NOTES TO THE FINANCIAL STATEMENTS, Continued

for the periods ended June 30, 2021 and 2020

Note 1:	Summary of Significant Accounting Policies, Continued

Fiscal Year

The Company operates with a fiscal year end of December 31.

Basis of Accounting

The accounting records and the accompanying financial statements have been maintained and prepared on the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Although our current estimates contemplate current conditions, including the impact of the novel coronavirus (COVID) pandemic, and how we expect them to change in the future, as appropriate, it is reasonably possible that actual conditions could differ from what was anticipated in those estimates, which could materially affect our results of operations and financial condition.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Restricted Cash

Cash pledged as collateral for a lease agreement (as described in Note 10) is excluded from cash and cash equivalents and is included in restricted cash on the accompanying consolidated balance sheets.

Investments

Investments consist of equity securities that are classified as available-for-sale and are reported at fair value. The Company considers as current assets those investments which are likely to be sold in less than one year. Investments have been determined to be Level 1 type investments as their fair values are based on quoted market prices. With the adoption of Financial Accounting Standards Board (FASB) Accounting Standards Update (ASU) 2016-01, effective January 1, 2019, unrealized gains and losses related to available-for sale equity investments are recorded through net income in the consolidated statements of income and comprehensive income rather than as a component of accumulated other comprehensive income (loss). Realized gains and losses are computed on the basis of specific identification.

F-74

MDDV, Inc. AND SUBSIDIARY

NOTES TO THE FINANCIAL STATEMENTS, Continued

for the periods ended June 30, 2021 and 2020

Note 1:	Summary of Significant Accounting Policies, Continued

Accounts Receivable and Student Notes Receivable

Accounts receivable are recorded at the amounts originally billed less payments received. An allowance for estimated uncollectible accounts receivable has been recorded based on management’s assessment of collectability of the accounts. The Company reviews its past due balances and accounts deemed uncollectible are written-off. The Company extends unsecured credit for tuition to a portion of the students who are in attendance. The amount of the retail installment contracts ranges from $1,000 to $28,000. The terms of the retail installment contracts vary from one to ten years and carry an interest rate ranging from 0% to 7%.

Inventory

Inventory, consisting of books, tools, lab supplies and course materials, is accounted for using the first-in, first-out method, and valued at the lower of cost or net realizable value.

Property and Equipment

Property and equipment, carried at cost, are depreciated over the estimated useful lives of the related assets. Depreciation is computed on a straight-line basis for financial statement purposes and accelerated method for income tax purposes. Normal repairs and maintenance are expensed as incurred. Expenditures that materially extend the useful life of an asset are capitalized. The cost and related accumulated depreciation of assets sold or otherwise disposed of are eliminated and any resulting gain or loss on disposition is included in other income.

Estimated useful lives are as follow:

Vehicles	5 years
Computer and office equipment	5 - 7 years
Furniture and fixtures	5 years
Leasehold improvements	7 years

F-75

MDDV, Inc. AND SUBSIDIARY

NOTES TO THE FINANCIAL STATEMENTS, Continued

for the periods ended June 30, 2021 and 2020

Note 1:	Summary of Significant Accounting Policies, Continued

Revenue Recognition

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606). ASU 2014-09 clarifies the principles for recognizing revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This guidance affects entities that enter into contracts with customers to transfer goods or services, and supersedes prior GAAP guidance, namely ASC Topic 605 - Revenue Recognition. During 2020, the Company implemented FASB ASU 2014-09 using the modified retrospective adoption method with a date of initial application of January 1, 2020. As a result, there was an adjustment to retained earnings, noncontrolling interest in equity and deferred revenue totaling $577,844.

The Company identifies a contract for revenue recognition when there is approval and commitment from both parties, the rights of the parties and payment terms are identified, the contract has commercial substance and the collectability of consideration is probable. The Company evaluates each contract to determine the number of distinct performance obligations in the contract, which requires the use of judgment. The Company’s contracts include promises for educational services and course materials which are distinct performance obligations.

Tuition revenue is primarily derived from postsecondary education services provided to students. Generally, tuition and other fees are paid upfront and recorded in contract liabilities in advance of the date when education services are provided to the student. A tuition receivable is recorded for the portion of tuition not paid in advance. In some instances, installment billing is available to students which reduces the amount of cash consideration received in advance of performing the service. The contractual terms and conditions associated with installment billing indicate that the student is liable for the total contract price; therefore, mitigating the Company’s exposure to losses associated with nonpayment.

Tuition revenue is recognized ratably over the instruction period. The Company generally uses the time elapsed method, an input measure, as it best depicts the simultaneous consumption and delivery of tuition services. Revenue associated with distinct course materials is recognized at the point of time when control transfers to the student, generally when the materials are delivered to the student. Revenue associated with clinic services is recognized at the point of time when the service is performed.

F-76

MDDV, Inc. AND SUBSIDIARY

NOTES TO THE FINANCIAL STATEMENTS, Continued

for the periods ended June 30, 2021 and 2020

Note 1:	Summary of Significant Accounting Policies, Continued

Revenue Recognition, Continued

The Company’s refund policy may permit students who do not complete a course to be eligible for a refund for the portion of the course they did not attend. Refunds generally result in a reduction of deferred revenue during the period that the student drops or withdraws from a class.

The transaction price is stated in the contract and known at the time of contract inception, as such there is variable consideration for situations when a student drops from a program based on the Company’s refund policy and additional charges if a student requires additional hours to complete the program beyond the contracted end date. The Company believes that its experience with these situations is of little predictive value because the future performance of students is dependent on each individual and the amount of variable consideration is highly susceptible to factors outside of the Company’s influence. Accordingly, no variable consideration has been included in the transaction price or recognized as income until the constraint has been eliminated. Revenue is allocated to each performance obligation based on its standalone selling price. Any discounts within the contract are allocated across all performance obligations unless observable evidence exists that the discount relates to a specific performance obligation or obligations in the contract. The Company generally determines standalone selling prices based on prices charged to students. The Company excludes from revenue taxes assessed by a governmental authority as these are agency transactions collected on their behalf from the customer.

Significant judgments include the allocation of the contract price across performance obligations, the methodology for earning tuition ratably over the instruction period, estimates for the amount of variable consideration included in the transaction price as well as the determination of the impact of the constraints preventing the variable consideration from being recognized in revenue.

Advertising

Advertising costs are expensed as incurred.

Income Taxes

Asher uses the “liability method” of accounting for income taxes. Accordingly, deferred tax assets and liabilities are determined on the differences between the financial statement and tax basis of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse. Current income taxes are based on the year’s taxable income for federal and state income tax reporting purposes.

F-77

MDDV, Inc. AND SUBSIDIARY

NOTES TO THE FINANCIAL STATEMENTS, Continued

for the periods ended June 30, 2021 and 2020

Note 1:	Summary of Significant Accounting Policies, Continued

Income Taxes, Continued

DVMD is a Colorado limited liability company and is treated as a partnership for federal and state income tax purposes. Therefore, earnings and losses are included in the member’s income tax returns and taxed accordingly.

U.S. GAAP requires management to evaluate tax positions taken by the Company and recognize a tax liability if the Company has taken an uncertain position that more likely than not would be sustained upon examination by the Internal Revenue Service. Management has analyzed the Company’s tax positions and believes there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements.

The Company’s income tax filings are subject to audit by various taxing authorities. As of June 30, 2021, the earliest tax years still subject to examination are 2017 for federal purposes and 2016 for state purposes. The Company believes their estimates are appropriate based on current facts and circumstances.

CARES Act (Higher Education Emergency Relief Funds)

On March 27, 2020 the CARES Act was enacted in response to the COVID-19 pandemic. The CARES Act includes a Higher Education Emergency Relief Funds (HEERF) that provides more than $14 billion in emergency funding to higher education. Of those funds, more than $6 billion must go directly to students in the form of emergency financial aid grants (HEERF-student share) for expenses related to the disruption of campus operations due to the COVID-19 pandemic. The Company was allotted $2,306,623 of which $1,153,312 was awarded to use as HEERF-student share grants and $1,153,311 was awarded for institutional COVID-19 related expenses. As of June 30, 2021 and 2020, $1,612,640 and $63,544 of the funds are included in deferred revenue on the accompanying consolidated balance sheets, respectively. Management believes the Company has complied with all terms and conditions of the HEERF grants.

Variable Interest Entities

According to Financial Accounting Standards Board (FASB) ASC 810 Consolidation, variable interest entities (VIEs) are required to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have sufficient powers, obligations, or rights or if the entity does not have sufficient equity at risk to finance its activities without additional subordinated financial support from other parties. In October 2018, the FASB issued Accounting Standards Update (ASU) No. 2018-17, Consolidation (Topic 810) - Targeted Improvements to Related Party Guidance for Variable Interest Entities. The ASU allows nonpublic companies to not consolidate variable interest entities when both companies are under common control, neither companies are under common control of a public business entity, the VIE is not a public business entity, and the reporting entity does not directly or indirectly have controlling financial interest in the legal entity.

F-78

MDDV, INC. AND SUBSIDIARY

NOTES TO THE FINANCIAL STATEMENTS, Continued

for the periods ended June 30, 2021 and 2020

Note 1:	Summary of Significant Accounting Policies, Continued

LVG #5

LVG #5, LLC (LVG #5) is a limited liability company registered in Nevada. Two stockholders of the Company own non-controlling interests in LVG #5. LVG #5 owns and leases a commercial property to the Company, as described in Note 3. The Company has elected not to consolidate LVG #5 in accordance with ASU 2018-17, as described above.

Horizon Drive, LLC

Horizon Drive, LLC (Horizon Drive) is a limited liability company registered in Incline Village, Nevada, and owned by two members of the Company. Horizon Drive is in the business of owning and renting commercial property in Grand Junction, Colorado. It has a lease with the Company, as described in Notes 3. The Company has elected not to consolidate Horizon Drive in accordance with ASU 2018-17, as described above.

Concentration of Credit Risk

A substantial portion of revenues and ending accounts receivable at June 30, 2021 and 2020 are a direct result of the Company’s participation in the Financial Student Aid (FSA) programs, which represent a primary source of student tuition. The FSA programs are subject to political budgetary considerations. There is no assurance that funding will be maintained at current levels. The FSA programs are subject to significant regulatory requirements. Any regulatory violation could have material effect on the Company.

The Company maintains its cash and cash equivalents in financial institutions. Accounts at these institutions are insured by the Federal Deposit Insurance Corporation (“FDIC”) up to $250,000. The Company performs ongoing evaluations of these institutions to limit concentration risk exposure.

F-79

MDDV, INC. AND SUBSIDIARY

NOTES TO THE FINANCIAL STATEMENTS, Continued

for the periods ended June 30, 2021 and 2020

Note 1:	Summary of Significant Accounting Policies, Continued

Fair Value

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Depending on the nature of the asset or liability, various techniques and assumptions can be used to estimate fair value. The definition of the fair value hierarchy is as follows:

Level 1 - Quoted prices in active markets for identical assets and liabilities.

Level 2 - Observable inputs other than quoted prices in active markets for similar assets and liabilities.

Level 3 - Inputs for which significant valuation assumptions are unobservable in a market and therefore value is based on the best available data, some of which is internally developed and considers risk premiums that market participants would require.

The Company’s investments are reported at fair value. The Company’s remaining financial instruments primarily consist of cash and cash equivalents, restricted cash, accounts receivable, student notes receivable, accounts payable, accrued expenses, student deposits and refunds payable, deferred revenue and debt. The carrying values of the Company’s financial instruments approximate fair value.

New Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The guidance in ASU 2016-02 provides guidance in GAAP about the recognition of assets and liabilities by lessees for those leases classified as operating leases under GAAP. The guidance requires that a lessee should recognize in the statement of financial position a liability to make lease payments and a right-to-use asset representing the company’s right to use the underlying assets for the term of the lease. The guidance allows a lessee who enter into a lease with a term of 12 months or less to make an accounting policy election to not recognize assets and liabilities. The provisions of ASU 2016-02 are effective for the fiscal periods beginning after December 15, 2019, and for interim periods within fiscal years beginning after December 15, 2020. During November 2019, the FASB issued ASU 2019-10, extending the effective date of the ASU to periods beginning after December 15, 2020. In June 2020, the FASB issued ASU 2020-05, extending the effective date to periods beginning after December 15, 2021. Early implementation is permitted. The Company has not yet elected this accounting guidance.

F-80

MDDV, INC. AND SUBSIDIARY

NOTES TO THE FINANCIAL STATEMENTS, Continued

for the periods ended June 30, 2021 and 2020

Note 1:	Summary of Significant Accounting Policies, Continued

New Accounting Pronouncements, Continued

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. Subsequently, the FASB has issued the following standards related to ASU No. 2016-13: ASU No. 2019-11, Codification Improvements to Topic 326, Financial Instruments - Credit Losses, ASU No. 2019-05, Financial Instruments - Credit Losses (Topic 326): Targeted Transition Relief; ASU No. 2019-04, Codification Improvements to Topic 326, Financial Instruments - Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments; and ASU No. 2018-19, Codification Improvements to Topic 326, Financial Instruments - Credit Losses. ASU No. 2016-13 requires entities to measure all expected credit losses for most financial assets held at the reporting date based on an expected loss model, which includes historical experience, current conditions, and reasonable and supportable forecasts. Entities will now use forward-looking information to better form their credit loss estimates. ASU No. 2016-13 also requires enhanced disclosures to help financial statement users better understand assumptions used in estimating expected credit losses. The amendments in these ASUs are effective for fiscal years beginning after December 15, 2020, with early adoption permitted for fiscal years beginning after December 15, 2018. The Company has not yet elected this accounting guidance.

Financial Statement Presentation

Certain amounts in the 2020 financial statements have been reclassified to conform to the 2021 presentation.

Note 2:	Acquisition

On June 1, 2019, DVMD completed its acquisition of Technical Trades Institute, Inc. dba IntelliTec College. The Company has evaluated the business combination accounting considerations, including consideration transferred and the initial purchase price allocation.

Under the asset purchase agreement, DVMD acquired certain assets and assumed certain liabilities of IntelliTec College. At the closing, the Company paid $1 in cash less purchase price adjustments of approximately $660,000. As part of the purchase agreement, IntelliTec is eligible to receive performance payments equal to 25% of the surplus cash flow from the closing date through December 31, 2022 less any purchase price adjustments. Management has estimated total future performance payments of $910,000. The purchase agreement requires an offset of the purchase price adjustments and estimated future performance payments for a net amount of $250,000, as reflected on the accompanying consolidated balance sheets.

F-81

MDDV, INC. AND SUBSIDIARY

NOTES TO THE FINANCIAL STATEMENTS, Continued

for the periods ended June 30, 2021 and 2020

Note 2:	Acquisition, Continued

The acquisition was accounted for in accordance with the acquisition method of accounting. Under this method, the cost of the target is allocated to the identifiable assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition. The excess estimated fair values of the identifiable net assets over the amount paid resulted in a gain on bargain purchase of $695,951.

The following is a summary of the estimated fair values of the assets acquired and liabilities assumed at the date of the acquisition:

Current and other assets	$2,105,206
Property and equipment	1,467,165
Total assets acquired	3,572,371

Liabilities assumed	(2,626,419)

Net assets acquired	945,952

Purchase price	(250,001)

Gain on bargain purchase	$695,951

The Company has one year from the date of purchase to complete its valuation of assets and liabilities assumed in accordance with the acquisition method of accounting. Management completed the assessment during the period ended June 30, 2020, no changes were determined.

Note 3:	Related Party Transactions

As of June 30, 2021, there is a balance of $163,281 due from a stockholder of Asher included in due from related parties on the accompanying consolidated balance sheets.

As of June 30, 2021, there is a balance of $12,762 due from members of the DVMD included in due from related parties on the accompanying consolidated balance sheets.

As of June 30 2020, the Company had a related party note receivable of $156,250 with two stockholders secured by personal real estate property, with a fair market value of the property that exceeds the total balance included as related party note receivable - secured on the accompanying consolidated balance sheet. The note receivable has an interest rate of 0.91% per annum and is payable on or before April 2021. The balance was paid during the period ended June 30, 2021.

F-82

MDDV, INC. AND SUBSIDIARY

NOTES TO THE FINANCIAL STATEMENTS, Continued

for the periods ended June 30, 2021 and 2020

Note 3:	Related Party Transactions, Continued

DVMD leases a facility owned by Horizon Drive, an Incline Village, Nevada entity, which is owned by the stockholders of Asher. For the periods ended June 30, 2021 and 2020, DVMD paid rent expense of $182,426 and $187,898, respectively, as described Note 10. In addition, DVMD paid $100,000 to Horizon Drive for down payment on the building. As of June 30, 2021 and 2020, there is $100,000 due from Horizon Drive included in due from related parties on the accompanying consolidated balance sheets.

Asher leases a facility owned by LVG #5, a Las Vegas, Nevada entity that the stockholders have a non-controlling interest. For the periods ended June 30, 2021 and 2020, Asher paid rent expense of $165,196 and $165,196, respectively, as described in Note 10.

In March 2020, a stockholder of the Company entered into an agreement with the remaining stockholders to transfer and convey shares and interests in Asher and Horizon Drive for $1,250,000.

Note 4:	Accounts Receivable and Student Notes Receivable

The Company has institutional retail installment contracts program. The Company has an agreement for the administration and servicing of the retail installment contracts with Tuition Options and UNISA. During 2020, the Company entered into an agreement for the administration and servicing of the retail installment contracts with Tuition Financing Company (TFC). Tuition Options, UNISA and TFC are responsible for the servicing of these retail installment contracts including the maintenance of contract documentation, borrower notifications regarding payments to be made, and to pursue collection efforts on behalf of the Company. Student notes receivable were acquired as part of the acquisition described in Note 2 during 2019.

The allowance for doubtful accounts is maintained to reflect the Company’s best estimate of probable losses resulting from the inability or failure of its students to make required payments. The adequacy of the allowance for doubtful accounts is based on historical bad debt experience and the student status. Generally, a balance is written off once the Company determines the balance will not be collected. The Company estimates their reserve based on the collectability of the earned retail installment contracts, the status of the student and the portfolio’s collection history.

F-83

MDDV, INC. AND SUBSIDIARY

NOTES TO THE FINANCIAL STATEMENTS, Continued

for the periods ended June 30, 2021 and 2020

Note 5:	Investments

The Company holds equity security investments which are classified as “available-for-sale”. Available-for-sale securities represent securities carried at fair value on the consolidated balance sheets. Unrealized gains and losses deemed to be temporary are reported net of taxes and are included in other comprehensive income within equity. With the adoption of ASU 2016-01 effective January 1, 2019, unrealized gains and losses related to available-for-sale equity investments are recorded through net income in the consolidated statements of income rather than as a component of accumulated other comprehensive income (loss). Realized gains and losses on available-for-sale securities are included on the accompanying consolidated statements of income. The cost basis for realized gains and losses on available-for-sale securities is determined on a specific identification basis. During the period ended June 30, 2021, the Company realized gains of $31,389 on sold securities. There were no realized gains during the period ended June 30, 2020.

The following is a summary of available-for-sale investments as of June 30, 2021:

	Amortized	Fair	Unrealized
	Cost	Value	Gains (Losses)
Marketable equity securities:
Common stocks	$380,104	$469,035	$88,931
Mutual funds	44,210	78,930	34,720

Total investments	$424,314	$547,965	$123,651

The following is a summary of available-for-sale investments as of June 30, 2020:

	Amortized	Fair	Unrealized
	Cost	Value	Gains (Losses)
Marketable equity securities:
Common stocks	$195,796	$181,817	$(13,979)
Mutual funds	44,210	51,245	7,035

Total investments	$240,006	$233,062	$(6,944)

Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to level of risk associated with certain investment securities, it is at least reasonably possible that changes in any of these factors could materially affect amounts reported.

F-84

MDDV, INC. AND SUBSIDIARY

NOTES TO THE FINANCIAL STATEMENTS, Continued

for the periods ended June 30, 2021 and 2020

Note 6:	Fair Value Measurements

Following is a description of the valuation methodologies used for assets measured at fair value:

Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded and categorized as level 1 of the fair value hierarchy.

Mutual funds: Valued at the net asset value (NAV) of shared held by the Company at year end, based on published market quotations on active markets and categorized as level 1 of the fair value hierarchy.

The preceding method described may produce a settlement value calculation that may not be indicative of net realizable value or reflective of future settlement values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the settlement value of certain financial instruments could result in a different settlement value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Company’s assets and liabilities at fair value as of June 30, 2021:

	Fair Value	Level 1
Common stocks	$469,035	$469,035
Mutual funds	78,930	78,930

Total investments at Fair value	$547,965	$547,965

The following table sets forth by level, within the fair value hierarchy, the Company’s assets and liabilities at fair value as of June 30, 2020:

	Fair Value	Level 1
Common stocks	$181,817	$181,817
Mutual funds	51,245	51,245

Total investments at Fair value	$233,062	$233,062

F-85

MDDV, INC. AND SUBSIDIARY

NOTES TO THE FINANCIAL STATEMENTS, Continued

for the periods ended June 30, 2021 and 2020

Note 7:	Property and Equipment

Property and equipment consists of the following as of June 30:

	2021	2020
Vehicles	$132,049	$125,549
Furniture and fixtures	407,043	399,877
Leasehold improvements	1,647,909	1,633,155
	3,361,336	3,332,916
Less: accumulated depreciation	(1,803,150)	(1,431,243)

	$1,558,186	$1,901,673

Note 8:	Debt

Debt consists of the following as of June 30:

		2021	2020

1)	A note payable to Audi Reno Tahoe, requiring monthly payments of $1,193, including interest of 3.49% with principal due and matures on January 2023.	$-	$41,797

2)	A note payable to Audi Reno Tahoe, requiring monthly payments of $889, including interest of 3.99% with principal due and matures on January 2024.	-	40,088

3)	A note payable to the SBA, requiring monthly payments of $58,968, including interest of 1% with principal due on November 2020 and matures in April 2022.	-	1,047,672

4)	A note payable to the SBA, requiring monthly payments of $70,216, including interest of 1% with principal due on on November 2020 and matures in May 2022.	-	1,667,784
Total		-	2,797,341
Less: current portion		-	(2,797,341)

Long-term portion		$-	$-

F-86

MDDV, INC. AND SUBSIDIARY

NOTES TO THE FINANCIAL STATEMENTS, Continued

for the periods ended June 30, 2021 and 2020

Note 8:	Debt, Continued

The Company has a note payable to River City Bank maturing in January 2020 guaranteed by the stockholders and is collateralized by certain assets of the Company. The loan agreement also contains certain restrictions and covenants. The Company is required to maintain profitable operations (greater than or equal to $1) and a tangible net worth (greater than $500,000) measured at December 31st. In addition, the Company is required to provide certain financial data to River City Bank, as outlined in the loan agreement. As of June 30, 2020, the balance has been paid in full.

During April and May 2020, the Company received SBA loans for Asher of $1,047,672 and Intellitec of $1,667,784, respectively, under the Paycheck Protection Program Loan, a loan program designed to provide a direct incentive for small businesses and organizations to keep their workers on payroll. The SBA will forgive the loan if employees are kept on payroll for 8 to 24 weeks and the money is used for payroll, rent, mortgage interest or utilities. If not forgiven, the interest rates are 1%, respectively, per year and payments of all accrued but unpaid interest on portion of outstanding principal must be made every month beginning 6 months from the date of the promissory notes. The Company received forgiveness of debt of $1,667,784, as reflected in the financial statements as of December 31, 2020. In May 2021, the Company received forgiveness of debt of $1,047,672, as reflected in the income statement for the period ended June 30, 2021.

Note 9:	Equity

MDDV, Inc. dba Asher College

Stock Agreement

Asher has a stock agreement which provides the option of Asher and the remaining stockholders to purchase all stock from a stockholder upon the occurrence of an Option Event (insolvency, bankruptcy, breach or divorce). In the event of a divorce of a stockholder, this option only applies to the stock transferred to the spouse of the divorced stockholder and not the stock retained by the divorced stockholder. The price of the stock sold will be at fair market value as determined by an independent appraiser. Also, Asher shall purchase and the representative of the deceased stockholder shall sell the stock of the stockholder when a Redemption Event (death of a stockholder) has occurred at fair market value as determined by an independent appraiser. During March 2020, a stockholder of the Company sold his fifty shares in the Company to the remaining stockholders of the Company, as described in Note 3.

DVMD, LLC dba IntelliTec College

DVMD has two classes of membership interest outstanding: Class A Units and Class B units. The holders of Class A Units and Class B Units shall vote together as a single class in proportion to the Member’s percentage interest on all matters to be voted on by the holders of units, except as otherwise provided in the bylaws of DVMD.

F-87

MDDV, INC. AND SUBSIDIARY

NOTES TO THE FINANCIAL STATEMENTS, Continued

for the periods ended June 30, 2021 and 2020

Note 9:	Equity, Continued

Class A Units

1,000 Class A Units were issued in connection with the formation of DVMD. Each holder of Class A units participates in profits, losses and distributions in proration of 60% of the holder’s percentage of Class A units.

Class B Units

1,000 Class B Units were issued in connection with the formation of DVMD for $1,000. Each holder of Class B units participates in profits, losses and distributions in proration of 40% of the holder’s percentage of Class B units. Class B Units receive a priority return which is an amount equal to 7% per annum of the Class B member’s unreturned capital.

All available cash, including proceeds from a capital event but excluding proceeds from the dissolution of DVMD, shall be distributed to members in the following order of priority: (a) in proportion to each Class B member’s unreturned priority return until all Class B members’ unreturned priority return have been reduced to zero; (b) until all Class B members’ unreturned capital have been reduced to zero, thirty percent (30%) to the Class A members in proportion to their respective percentage interests, and seventy percent (70%) to Class B members in proportion to their respective percentage interests; (c) once all Class B members’ unreturned priority return and unreturned capital have both been reduced to zero, then all further distributions shall be to the members in proportion to their respective percentage interests.

Note 10:	Lease Commitments

The Company leases certain operating and administrative facilities as well as certain equipment under non-cancelable operating leases expiring at various dates through August 2029. In most cases, the facility leases require the Company to pay various operating expenses of the facilities in addition to base monthly lease payments.

The Company has non-cancelable leases with LVG #5 and Horizon Drive for operating and administrative facilities in Las Vegas, Nevada, and Grand Junction, Colorado, as described in Notes 1 and 3.

The Company has a non-cancelable lease for an operating and administrative facility in Dallas, Texas that requires a letter of credit be posted in the amount of $250,000, as described in Note 1. The letter of credit will no longer be required after February 1, 2024.

Rent expense is recorded evenly over the term of the leases. The difference between rent expense recorded and the amount paid is reflected as deferred rent on the accompanying consolidated balance sheets.

F-88

MDDV, INC. AND SUBSIDIARY

NOTES TO THE FINANCIAL STATEMENTS, Continued

for the periods ended June 30, 2021 and 2020

Note 10:	Lease Commitments, Continued

Future minimum lease payments under the non-cancelable operating leases are as follows:

Year ending December 31,
July 1, 2021 through December 31, 2021	$1,643,548
2022	3,149,105
2023	2,954,914
2024	2,471,210
2025	1,882,911
2026	1,473,954
Thereafter	2,968,736

$16,544,378

Total rent expense for office and instructional space for the periods ended June 30, 2021 and 2020 was $1,990,303, and $1,884,966, respectively, and is included in rent and occupancy expense on the accompanying consolidated statements of income.

Total equipment lease expense for the periods ended June 30, 2021 and 2020 was $26,515 and $18,200, respectively, and is included in general and administrative expense on the accompanying consolidated statements of income.

Note 11:	Provision for Income Taxes

The components of the provision for income taxes consist of the following as of June 30:

	2021	2020
Current
Federal	$441,568	$195,309
State	273,342	115,379

Total	714,910	310,688

Deferred
Federal	(92,549)	(182,565)
State	(49,658)	(56,731)

Total	(142,207)	(239,296)

Provision for income taxes	$572,703	$71,392

F-89

MDDV, INC. AND SUBSIDIARY

NOTES TO THE FINANCIAL STATEMENTS, Continued

for the periods ended June 30, 2021 and 2020

Note 11:	Provision for Income Taxes, Continued

Deferred income taxes have been provided in recognition of timing differences in reporting items for income taxes and financial statement purposes. The change in the components of deferred taxes consist of the following as of June 30:

	2021	2020
Allowance for bad debts	$(127,426)	$(153,233)
Vacation accrual	(10,842)	(17,492)
Excess of book over tax depreciation	(33,320)	(12,466)
Deferred rent	3,966	(23,907)
Other	25,415	(32,198)

	$(142,207)	$(239,296)

The Company has a deferred tax asset of $706,359 and $417,643 at June 30, 2021 and 2020, respectively, resulting from the timing differences described above.

Note 12:	401(k) Plans

Asher sponsors a defined contribution 401(k) and profit sharing plan for all employees meeting age and length of service requirements. Generally, employees may make 401(k) contributions up to 4% of their yearly compensation, subject to statutory limits. Employer matching 401(k) contributions and profit sharing contributions are at the discretion of management. For the year ended June 30, 2021 and 2020, employer matching contributions totaled $15,040 and $16,034, respectively.

Intellitec sponsors a defined contribution 401(k) and profit sharing plan for all employees meeting age and length of service requirements. Generally, employees may make 401(k) contributions up to 90% of their yearly compensation, subject to statutory limits. Employer matching 401(k) contributions and profit sharing contributions are at the discretion of management.

F-90

MDDV, INC. AND SUBSIDIARY

NOTES TO THE FINANCIAL STATEMENTS, Continued

for the periods ended June 30, 2021 and 2020

Note 13:	Commitments and Contingencies

Regulatory

In order for students to participate in Title IV federal financial aid programs, the Company is required to maintain certain standards of financial responsibility and administrative capability. In addition, Asher is accredited with ACCET and IntelliTec is accredited by ACCSC and must comply with the rules and regulations of each accrediting body. As a result, the Company may be subject to audits, investigations, claims of noncompliance or lawsuits by government agencies, regulatory bodies, or third parties. While there can be no assurance that such matters will not occur, and if they do occur will not have a material adverse effect on these financial statements, management believes that the Company has complied with all regulatory requirements as of the date of the financial statements.

Borrowers Defense to Repayment

On October 28, 2016, the U.S. Department of Education (the Department) published its new regulations with an effective date of July 1, 2017. The new regulations allow a borrower to assert a defense to repayment on the basis of a substantial misrepresentation, any other misrepresentation in cases where certain other factors are present, a breach of contract or a favorable nondefault contested judgment against a school for its act or omission relating to the making of the borrower’s loan or the provision of educational services for which the loan was provided. In addition, the financial responsibility standards contained in the new regulations establish the conditions or events that trigger the requirement for an institution to provide the Department with financial protection in the form of a letter of credit or other security against potential institutional liabilities. Triggering conditions or events include, among others, certain state, federal or accrediting agency actions or investigations. The new regulations also prohibit schools from requiring that students agree to settle future disputes through arbitration. Management believes no misrepresentations have occurred nor has any agency actions or investigations occurred as of the date of these financial statements.

F-91

MDDV, INC. AND SUBSIDIARY

NOTES TO THE FINANCIAL STATEMENTS, Continued

for the periods ended June 30, 2021 and 2020

Note 13:	Commitments and Contingencies, Continued

Gainful Employment

During 2014, the Department published gainful employment regulations impacting programs required to prepare graduates for gainful employment in a recognized occupation. Many academic programs offered by Title IV participating private sector institutions of higher education must prepare students for gainful employment in a recognized occupation when direct loans are received by the students. The gainful employment regulations became effective July 1, 2015.

The gainful employment regulations have a framework with three components:

●	Certification: Institutions must certify that each of their gainful employment programs meet state and federal licensure, certification and accreditation requirements.

●	Accountability Measures: To maintain Title IV eligibility, gainful employment programs will be required to meet minimum standards for the debt burden versus the earnings of their graduates.

●	Pass: Programs whose graduates have annual loan payments less than 8% of total earnings or less than 20% of discretionary earnings.
●	Zone: Programs whose graduates have annual loan payments between 8% and 12% of total earnings or between 20% and 30% of discretionary earnings.
●	Fail: Programs whose graduates have annual loan payments greater than 12% of total earnings and greater than 30% of discretionary earnings.

●	Transparency: Institutions will be required to make public disclosures regarding the performance and outcomes of their gainful employment programs. The disclosures will include information such as costs, earnings, debt and completion rates.

The accountability measures will typically weigh a calculated debt burden from graduates who completed their studies three and four years prior to the measuring academic year and earnings from the most recent calendar year prior to the conclusion of the measuring academic year. Programs that fail the accountability measures in two out of any three consecutive years or are in the Zone for four consecutive years will be disqualified from participation in the Title IV programs. An institution has 45 days from receipt of the gainful employment rates to appeal the draft metrics. In addition, the gainful employment regulations contemplate a transition period in the first several years to afford institutions the opportunity to make changes to their programs and retain Title IV eligibility.

F-92

MDDV, INC. AND SUBSIDIARY

NOTES TO THE FINANCIAL STATEMENTS, Continued

for the periods ended June 30, 2021 and 2020

Note 13:	Commitments and Contingencies, Continued

On July 1, 2019, the Department rescinded the gainful employment regulations effective July 1, 2020 with early implementation allowable effective July 1, 2019. The Company has early implemented the rescission of the gainful employment regulations.

Composite Score

The Department requires institutions to meet standards of financial responsibility. The Department deems an institution financially responsible when the composite score is at least 1.5 which is calculated on an annual twelve-month basis. As such, the financial responsibility is not applicable to these financial statements.

Letter of Credit Requirement

In September 2018, IntelliTec was notified by the Department that it had failed to meet the financial responsibility standards established by the Department for the year ended December 31, 2017. To be able to continue participating in FSA programs, the Department required a letter of credit totaling $1,589,340 to be posted in favor of the Department by July 1, 2019. The previous owners of IntelliTec posted a $300,000 letter of credit in January 2019. A stockholder of the Company used personal assets and posted two letters of credit; one for $300,000 in March 2019 and the other for $589,340 in June 2019. The landlord for one of the locations in Colorado Springs posted the final letter of credit in the amount of $400,000 in June 2019. During February 2020, all letters of credit were released.

Surety Bond Requirement

As part of its normal business operations, DVMD is required to provide surety bonds in Colorado and New Mexico. In June 2019, DVMD entered into surety bond facilities with insurance companies to provide $1,650,000 to the Colorado Department of Higher Education’s Division of Private Occupational Schools and $650,000 to the New Mexico Higher Education Department as part of being issued a Certificate of Approval. During June 2020, the bond in Colorado was increased to $2,500,000.

COVID-19 Pandemic

In March 2020, the COVID-19 outbreak was declared a pandemic by the World Health Organization, which recommended containment and mitigation measures worldwide. The outbreak and the response of governmental and public health organization in dealing with the pandemic included restricting general activity levels within communities, the economy, and activities of our customers. While the Company has experienced an impact to its business, operations, and financial results as a result of the COVID-19 pandemic, it may have even more far reaching impacts on many aspects of operations including the impact on customer behaviors, business operations, employees, and the market in general. The extent to which the COVID-19 pandemic ultimately impacts the Company’s business, financial conditions, results of operations, cash flows, and liquidity may differ from management’s current estimates due to inherent uncertainties regarding the duration and further spread of the outbreak, actions taken to contain the virus, as well as, how quickly and to what extent normal economic and operations conditions can resume.

F-93

MDDV, INC. AND SUBSIDIARY

NOTES TO THE FINANCIAL STATEMENTS, Continued

for the periods ended June 30, 2021 and 2020

Note 13:	Commitments and Contingencies, Continued

Litigation

Management does not believe the Company is currently a party to any pending or threatened litigation arising from services currently or formerly performed by the Company. To the extent that there may be pending or threatened litigation that management is unaware of, they do not believe there to be any possible claims that could have a material adverse effect on their business, results of operations or financial condition.

Note 14:	Subsequent Events

Subsequent events have been evaluated through September 30, 2021, which is the date the financial statements were available to be issued.

F-94

Supplementary Information

MDDV, INC. AND SUBSIDIARY

SUPPLEMENTARY INFORMATION

(Consolidating Balance Sheet)

June 30, 2021

ASSETS

	MDDV, Inc.	DVMD, LLC	Eliminations	Consolidated
Current assets:
Cash and cash equivalents	$4,427,328	$4,806,652	$-	$9,233,980
Investments	547,965	-	-	547,965
Accounts receivable, net	6,241,129	2,447,017	-	8,688,146
Student notes receivable, net	-	219,905	-	219,905
Due from related parties	163,281	164,670	(51,908)	276,043
Inventory	-	273,716	-	273,716
Prepaid expenses and other current assets	21,239	44,473	-	65,712

Total current assets	11,400,942	7,956,433	(51,908)	19,305,467

Property and equipment, net	399,122	1,159,064	-	1,558,186

Other assets:
Restricted cash	250,000	-	-	250,000
Accounts receivable, net	238,370	-	-	238,370
Student notes receivable, net	-	863,296	-	863,296
Deposits	70,611	158,786	-	229,397
Deferred tax asset	706,359	-	-	706,359

Total other assets	1,265,340	1,022,082	-	2,287,422

Total assets	$13,065,404	$10,137,579	$(51,908)	$23,151,075

The independent accountants’ review report and accompanying notes should be read in connection with this supplementary information.

F-95

MDDV, INC. AND SUBSIDIARY

SUPPLEMENTARY INFORMATION, Continued

(Consolidating Balance Sheet)

June 30, 2021

LIABILITIES AND EQUITY

	MDDV, Inc.	DVMD, LLC	Eliminations	Consolidated
Current liabilities:
Accounts payable	$162,522	$730,907	$-	$893,429
Accrued expenses	361,986	381,842	-	743,828
Income taxes payable	636,351	-	-	636,351
Student deposits and refunds payable	87,954	1,182,636	-	1,270,590
Due to related party	51,908	-	(51,908)	-
Deferred revenue	7,496,498	3,182,632	-	10,679,130

Total current liabilities	8,797,219	5,478,017	(51,908)	14,223,328

Deferred rent	198,984	531,473	-	730,457
Contingent liability (Note 2)	-	250,000	-	250,000

Total liabilities	8,996,203	6,259,490	(51,908)	15,203,785

Equity:
Controlling interest in equity:
Common stock, no par value, 100 shares authorized; no shares issued or outstanding	-	-	-	-
Additional paid-in capital	10,426	-	-	10,426
Retained earnings	4,058,775	3,878,089	(2,110,263)	5,826,601

Total controlling interest in equity	4,069,201	3,878,089	(2,110,263)	5,837,027

Noncontrolling interest in equity	-	-	2,110,263	2,110,263

Total equity	4,069,201	3,878,089	-	7,947,290

Total liabilities and equity	$13,065,404	$10,137,579	$(51,908)	$23,151,075

The independent accountants’ review report and accompanying notes should be read in connection with this supplementary information.

F-96

MDDV, INC. AND SUBSIDIARY

SUPPLEMENTARY INFORMATION, Continued

(Consolidating Statement of Income)

for the period ended June 30, 2021

	MDDV, Inc.	DVMD, LLC	Eliminations	Consolidated
Revenue:
Tuition income, net	$4,948,386	$12,694,895	$-	$17,643,281
Clinic income	-	60,917	-	60,917

Total revenue	4,948,386	12,755,812	-	17,704,198

Operating expenses:
Instructional	918,914	3,763,366	-	4,682,280
Selling and promotional	419,060	762,112	-	1,181,172
General and administrative	2,240,596	5,076,199	-	7,316,795
Rent and occupancy	511,662	1,672,125	-	2,183,787
Depreciation	49,164	122,550	-	171,714

Total operating expenses	4,139,396	11,396,352	-	15,535,748

Income from operations	808,990	1,359,460	-	2,168,450

Other income (expense):
Realized gain on sale of investment securities	31,389	-	-	31,389
Dividend income	9,598	-	-	9,598
Other income	61,161	6,189	-	67,350
Interest income	3,564	15,534	-	19,098
Gain on debt forgiveness	1,047,672	-	-	1,047,672
Distribution income	1,448,571	-	(1,448,571)	-
Interest expense	(279)	(34,042)	-	(34,321)

Total other income (expense)	2,601,676	(12,319)	(1,448,571)	1,140,786

Income before provision for income taxes	3,410,666	1,347,141	(1,448,571)	3,309,236

Provision for income taxes	(572,703)	-	-	(572,703)

Net income including noncontrolling interest	2,837,963	1,347,141	(1,448,571)	2,736,533

Less: net income attributable to noncontrolling interest	-	-	660,099	660,099

Net income	$2,837,963	$1,347,141	$(788,472)	$2,076,434

The independent accountants’ review report and accompanying notes should be read in connection with this supplementary information.

F-97

MDDV, INC. AND SUBSIDIARY

SUPPLEMENTARY INFORMATION, Continued

(Consolidating Balance Sheet)

June 30, 2020

ASSETS

	MDDV, Inc.	DVMD, LLC	Eliminations	Consolidated
Current assets:
Cash and cash equivalents	$4,095,299	$5,430,678	$-	$9,525,977
Investments	233,062	-	-	233,062
Accounts receivable, net	5,892,548	1,808,466	-	7,701,014
Student notes receivable, net	-	257,817	-	257,817
Related party note receivable - secured	156,250	-	-	156,250
Due from related parties	-	173,630	(60,868)	112,762
Inventory	-	211,109	-	211,109
Prepaid expenses and other current assets	50,383	49,272	-	99,655

Total current assets	10,427,542	7,930,972	(60,868)	18,297,646

Property and equipment, net	514,596	1,387,077	-	1,901,673

Other assets:
Restricted cash	250,000	-	-	250,000
Accounts receivable, net	216,871	-	-	216,871
Student notes receivable, net	-	353,482	-	353,482
Deposits	70,611	175,602	-	246,213
Deferred tax asset	417,643	-	-	417,643

Total other assets	955,125	529,084	-	1,484,209

Total assets	$11,897,263	$9,847,133	$(60,868)	$21,683,528

The independent accountants’ review report and accompanying notes should be read in connection with this supplementary information.

F-98

MDDV, INC. AND SUBSIDIARY

SUPPLEMENTARY INFORMATION, Continued

(Consolidating Balance Sheet)

June 30, 2020

LIABILITIES AND EQUITY

	MDDV, Inc.	DVMD, LLC	Eliminations	Consolidated
Current liabilities:
Accounts payable	$170,383	$389,437	$-	$559,820
Accrued expenses	324,726	266,485	-	591,211
Income taxes payable	349,431	-	-	349,431
Student deposits and refunds payable	37,240	527,789	-	565,029
Due to related party	60,868	-	(60,868)	-
Deferred revenue	7,730,378	3,569,166	-	11,299,544
Current portion of debt	1,129,557	1,667,784	-	2,797,341

Total current liabilities	9,802,583	6,420,661	(60,868)	16,162,376

Deferred rent	152,968	443,214	-	596,182
Contingent liability (Note 2)	-	250,000	-	250,000

Total liabilities	9,955,551	7,113,875	(60,868)	17,008,558

Equity:
Controlling interest in equity:
Common stock, no par value, 100 shares authorized; no shares issued or outstanding	-	-	-	-
Additional paid-in capital	10,426	-	-	10,426
Members’ equity	-	1,000,000	(1,000,000)	-
Retained earnings	1,931,286	1,733,258	(849,297)	2,815,247

Total controlling interest in equity	1,941,712	2,733,258	(1,849,297)	2,825,673

Noncontrolling interest in equity	-	-	1,849,297	1,849,297

Total equity	1,941,712	2,733,258	-	4,674,970

Total liabilities and equity	$11,897,263	$9,847,133	$(60,868)	$21,683,528

The independent accountants’ review report and accompanying notes should be read in connection with this supplementary information.

F-99

MDDV, INC. AND SUBSIDIARY

SUPPLEMENTARY INFORMATION, Continued

(Consolidating Statement of Income)

for the period ended June 30, 2020

	MDDV, Inc.	DVMD, LLC	Eliminations	Consolidated
Revenue:
Tuition income, net	$4,404,784	$9,561,933	$-	$13,966,717
Clinic income	-	32,740	-	32,740

Total revenue	4,404,784	9,594,673	-	13,999,457

Operating expenses:
Instructional	948,804	2,650,857	-	3,599,661
Selling and promotional	248,381	391,526	-	639,907
General and administrative	2,003,170	4,072,760	-	6,075,930
Rent and occupancy	475,248	1,602,890	-	2,078,138
Depreciation	52,093	121,565	-	173,658

Total operating expenses	3,727,696	8,839,598	-	12,567,294

Income from operations	677,088	755,075	-	1,432,163

Other income (expense):
Dividend income	5,036	-	-	5,036
Other income (expense)	(34,275)	17,927	-	(16,348)
Interest income	3,591	12,116	-	15,707
Interest expense	(57)	(25,597)	-	(25,654)

Total other income (expense)	(25,705)	4,446	-	(21,259)

Income before provision for income taxes	651,383	759,521	-	1,410,904

Provision for income taxes	(71,392)	-	-	(71,392)

Net income including noncontrolling interest	579,991	759,521	-	1,339,512

Less: net income attributable to noncontrolling interest	-	-	372,165	372,165

Net income	$579,991	$759,521	$372,165	$967,347

The independent accountants’ review report and accompanying notes should be read in connection with this supplementary information.

F-100

             Shares

Common Stock

PROSPECTUS

Northland Capital Markets

Through and including                     , 2021 (the 25th day after the date of this offering), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table provides information regarding the various actual and anticipated expenses (other than underwriters’ discounts) payable by us in connection with the issuance and distribution of the securities being registered hereby. All amounts shown are estimates except the SEC registration fee and FINRA filing fee.

Item	Amount
SEC registration fee	*
FINRA filing fee	*
NYSE filing fee	*
Printing and engraving expenses	*
Legal fees and expenses	*
Accounting fees and expenses	*
Transfer agents’ fees and expenses	*
Miscellaneous costs	*
Total	*

* To be filed by amendment.

Item 14. Indemnification of Directors and Officers

Section 78.7502(1) of the NRS provides that a corporation may indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (except in an action brought by or on behalf of the corporation) if that person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by that person in connection with such action, suit or proceeding, if that person acted in good faith and in a manner which that person reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceedings, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, alone, does not create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in, or not opposed to, the best interests of the corporation, and that, with respect to any criminal action or proceeding, the person had reasonable cause to believe his action was unlawful.

Section 78.7502(2) of the NRS provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit brought by or on behalf of the corporation to procure a judgment in its favor because the person acted in any of the capacities set forth above, against expenses, including amounts paid in settlement and attorneys’ fees, actually and reasonably incurred by that person in connection with the defense or settlement of such action or suit, if the person acted in accordance with the standard set forth above, except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged by a court of competent jurisdiction after exhaustion of all appeals therefrom to be liable to the corporation or for amounts paid in settlement to the corporation unless and only to the extent that the court in which such action or suit was brought or other court of competent jurisdiction determines that, in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

II-1

Section 78.7502(3) of the NRS further provides that, to the extent a director or officer of a corporation has been successful on the merits or otherwise in the defense of any action, suit or proceeding referred to in subsections 1 and 2 thereof, or in the defense of any claim, issue or matter therein, that person shall be indemnified by the corporation against expenses (including attorneys’ fees) actually and reasonably incurred by that person in connection therewith.

Section 78.751 of the NRS provides that unless indemnification is ordered by a court, the determination to provide indemnification must be made by the stockholders, by a majority vote of a quorum of the board of directors who were not parties to the action, suit or proceeding, or in specified circumstances by independent legal counsel in a written opinion. In addition, the articles of incorporation, Bylaws or an agreement made by the corporation may provide for the payment of the expenses of a director or officer of the expenses of defending an action as incurred upon receipt of an undertaking to repay the amount if it is ultimately determined by a court of competent jurisdiction that the person is not entitled to indemnification. Section 78.751 of the NRS further provides that the indemnification provided for therein shall not be deemed exclusive of any other rights to which the indemnified party may be entitled and that the scope of indemnification shall continue as to directors, officers, employees or agents who have ceased to hold such positions, and to their heirs, executors and administrators.

Section 78.752 of the NRS provides that a corporation may purchase and maintain insurance on behalf of a director, officer, employee or agent of the corporation against any liability asserted against him or incurred by him in any such capacity or arising out of his status as such whether or not the corporation would have the authority to indemnify him against such liabilities and expenses.

Our Articles of Incorporation provide that the Company shall, to the fullest extent permitted by the provisions of Section 78.751 of the NRS, indemnify any and all persons whom it shall have the power to indemnify under such section.

In addition to the indemnification obligations required by our Articles of Incorporation and Bylaws, we will enter into indemnification agreements with each of our directors and officers that provide for the indemnification of our directors and executive officers for all reasonable expenses and liabilities incurred in connection with any action or proceeding brought or threatened to be brought against them by reason of the fact that they are or were our agents.

We expect to obtain general liability insurance that covers certain liabilities of our directors and officers arising out of claims based on acts or omissions in their capacities as directors or officers, including liabilities under the Securities Act.

The above provisions may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. The provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. Furthermore, a stockholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. We believe that these Articles of Incorporation provisions, Bylaw provisions, indemnification agreements and the insurance are necessary to attract and retain qualified persons as directors and officers.

II-2

 At present, there is no pending litigation or proceeding involving any of our directors or officers where indemnification will be required or permitted. We are not aware of any threatened litigation or proceedings that might result in a claim for such indemnification.

Item 15. Recent Sales of Unregistered Securities

On May 14, 2020, the Company issued 500 shares of common stock to our Chief Executive Officer for $500.

On September 3, 2021, the Company issued 18,449,487 shares of its common stock to the members of Legacy Education, L.L.C. in connection with the consummation of the Merger.

The foregoing offers, sales and issuances were exempt from registration under Section 4(a)(2) of the Securities Act .

Item 16. Exhibits and Financial Statement Schedules

(a)	Exhibits. The list of exhibits following the signature page of this registration statement is incorporated herein by reference.

(b)	Financial Statements. See page F-1 for an index to the financial statements included in the registration statement.

Item 17. Undertakings.

The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by section 10(a)(3) of the Securities Act;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2)	That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

II-3

(4)	That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, if the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)	That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

II-4

EXHIBIT INDEX

Exhibit No.
1.1*	Form of Underwriting Agreement
2.1*	Agreement and Plan of Merger and Reorganization by and among Legacy Education Inc., Legacy Education Merger Sub, L.L.C. and Legacy Education, L.L.C.
2.2#*	Agreement and Plan of Merger by and among the Legacy Education Inc., Legacy Education Elevation, L.L.C., MDDV, Inc., DVMD LLC and David G. Vice and Amelie V. Rider dated August 13, 2021
3.1*	Amended and Restated Articles of Incorporation
3.2*	Bylaws
3.3*	Certificate of Merger filed with the California Secretary of State on September 3, 2021
4.1*	Form of Common Stock Certificate
5.1*	Opinion of Sheppard, Mullin, Richter & Hampton LLP
10.1*	Investor Rights Agreement among Legacy Education Inc. and certain investors
10.2*	Stockholder Agreement among Legacy Education Inc. and certain stockholders
10.3+*	2021 Equity Incentive Plan
10.4*	Form of December 30, 2019 Note
10.5+*	Form of Employment Agreement between the Company and LeeAnn Rohmann to be effective on the closing of the offering contemplated by this registration statement
10.6+*	Form of Employment Agreement between the Company and Brandon Pope to be effective on the closing of the offering contemplated by this registration statement
10.7*	Commercial Multi-Tenant Lease dated January 14, 2016 between Syndcore Holdings LLC and Legacy Education, L.L.C.
10.8*	Multi-Tenant Office Lease dated January 17, 2018 between TV Phase One, LLC and Legacy Education, L.L.C.
10.9*	Form of Registration Rights Agreement by and between the Company and the Shareholders
10.10+*	Form of Employment Agreement between the Company and David G. Vice to be effective upon closing of the Merger
21.1*	List of Subsidiaries
23.1*	Consent of LJ Soldinger Associates, LLC
23.2*	Consent of Sheppard, Mullin, Richter & Hampton LLP (included in Exhibit 5.1)
24.1	Power of Attorney (included on signature page of this Registration Statement)

* To be filed by amendment.

+ Indicates a management contract or any compensatory plan, contract or arrangement.

# Pursuant to Item 601(b)(10) of Regulation S-K, certain confidential portions of this exhibit were omitted by means of marking such portions with an asterisk because the identified confidential portions (i) are not material and (ii) would be competitively harmful if publicly disclosed.

II-5

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Lancaster, State of California, on                , 2021.

LEGACY EDUCATION INC.
By:
Name:	LeeAnn Rohmann
Title:	Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby severally constitutes and appoints LeeAnn Rohmann and Brandon Pope, and each of them, his or her true and lawful attorney-in-fact, with full power of substitution and re-substitution for him or her and in his or her name, place and stead, in any and all capacities to sign any and all amendments including post-effective amendments to this registration statement, and any subsequent registration statements pursuant to Rule 462 of the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the SEC, hereby ratifying and confirming all that said attorney-in-fact or his substitute, each acting alone, may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

	Chief Executive Officer	, 2021
LeeAnn Rohmann	(Principal Executive Officer)

	Chief Financial Officer	, 2021
Brandon Pope	(Principal Financial and Accounting Officer)

	Chief Operating Officer and Director	, 2021
Ena Hull

	Director	, 2021
Gerald Amato

II-6